UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 7, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park, MIDC Cross Road No 21,
Andheri (E), Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2005, the Notice of the Annual General Meeting of the Shareholders dated 26th April 2006, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

Only connect!

Live in fragments no longer.

Annual Report 2005

The relationships we form today will long outlast the technology we currently use.

Only connect!

Live in fragments no longer.

-E.M. Forster, Howard’s End

Now more than ever before, the world is wired. Geography is irrelevant. Culture is no barrier. Information is cold, hard currency.

But as technology propels us into a new age, we find ourselves forced to acknowledge an old-fashioned truth. It is our relationships that make us strong. Relationships with our customers, our employees, our shareholders, and our business partners.

The relationships we form today will long outlast the technology we currently use.

At Patni, we take pride in this fact every day. Over the years, we have built long-standing and vibrant partnerships with over 200 companies across the globe.

Only connect. The Twenty-first Century will be powered first by a network of relationships. And only then by the web of technology. Those who understand this will grow exponentially. For they are part of a global network that is growing at the rate of a million connections a day.

Contents

Highlights 2005

Five-year Performance Highlights

Letter to Shareholders

Only Connect

Board of Directors

Key Managers

Directors’ Report

Corporate Governance Report

Standalone Financials under Indian GAAP

Management’s Discussion and Analysis of the Consolidated Financials under Indian GAAP

Consolidated Financials under Indian GAAP

Management’s Discussion and Analysis of the Consolidated Financials under US GAAP

Consolidated Financials under US GAAP

Subsidiary Information

Patni Computer Systems, Inc. and Subsidiary

Patni Computer Systems (U.K.) Limited

Patni Computer Systems GmbH

Patni Telecom Solutions, Inc.

Patni Telecom Solutions (UK) Limited

Patni Telecom Solutions Private Limited

Risk Management

Patni World-wide

Corporate Information

Highlights 2005

•                  Revenues increased by 37.9%, from US$ 326.6 million in 2004 to US$ 450.3 million in 2005.

•                  Net income increased by 11.3% from US$ 54.7 million in 2004 to US$ 60.9 million in 2005.

•                  74 new clients added, taking the number of active client relationships to 199; number of ‘million dollar’ relationships increased to 61.

•                  2,141 people added to the Company in CY 2005, taking the total strength to 11,802 worldwide.

•                  Infrastructure expansion of 430,000 sq. ft in progress, for development facilities across Navi Mumbai, Pune, Chennai and Hyderabad.

•                  Appointed Louis Theodoor van den Boog as an independent director on the board.

•                  Opened offices in Amsterdam and in Helsinki and Copenhagen, to address the Benelux and Scandinavian markets, respectively.

•                  Successful ADR in December 2005 over-subscribed 22 times, and consequent listing on the New York Stock Exchange.

•                  Was selected as a preferred partner to ABN AMRO, to provide global Application Development services.

•                  Won The International Productivity and Quality Centre’s ‘Best Lean Six Sigma Project’ Award, and The ‘Amity Global Corporate Excellence Award’, among others.

•                  Listed 27th in the Deloitte Technology Fast 50 India 2005 ranking programme; also ranked in the Deloitte Technology Fast 500 Asia Pacific 2005 ranking programme.

Five - year Performance Highlights

CAGR 33.3%

Revenues US$ (mn)

CAGR 28.9%

Earnings after Tax US$ (mn)

CAGR 45.6%

Book Value per Share US$

CAGR 26.8%

Operating Income US$ (mn)

CAGR 23.7%

Basic & Diluted Earnings per Share (US$)

CAGR 24.6%

Number of Employees

Letter to Shareholders

‘The company’s landmark listing on the NYSE marked the start of a new era for Patni’

Chairman’s Review

Dear Shareholders

Our performance in CY 2005 once again underscored the Company’s ability to deliver sustained growth by leveraging its unique and highly scalable business model. We have made significant progress in creating growth opportunities through the delivery of a comprehensive portfolio of high quality IT services. We have also expanded our existing offerings and invested in key areas to further increase the potential for growth.

Our most significant achievement of the year was the Company’s momentous listing on the NYSE. This marked the start of a new era for Patni. Our listing on the NYSE will also provide further impetus to our organisational initiatives, both in terms of augmenting our capital resources and improving our visibility in the largest market for our services. With this milestone achievement, we have furthered the boundaries of our leadership and have taken a giant step towards achieving our vision.

During the year, we also:

•                  Consolidated our existing verticals while creating growth opportunities in several emerging areas.

•                  Ensured that our operating metrics, offshore leverage, and realised prices moved in the desired direction, and continued to invest in our market facing resources and delivery infrastructure.

•                  Established our capability as a best-of-breed vendor to large global customers, with the ABN AMRO win.

•                  Successfully completed the integration of Cymbal, which is now one of our fastest growing business units.

Starting 2006, we have many reasons to feel optimistic. Global trends show a reaffirmed faith in India as an outsourcing centre. Driving off our BSE, NSE and NYSE listings, brand Patni has gained strength and momentum, and we are committed to developing long-term relationships with our investors.

However, we are now faced with the next set of challenges: we must continue to build a world-class global operation that will provide our customers superior value at higher quality and lower cost. As a global company and a global brand, we now need to implement ‘Global Delivery’ in its true sense from any country to any country. We also need to keep a close watch on our margins so as to grow profitably. Another significant challenge is to manage the currency fluctuation risk through active monitoring and appropriate use of hedging instruments. Driven by these challenges, we will look to continue to expand the business in the coming years.

Corporate Performance

The Company reported significant revenue growth of 37.9% from US$ 326.58 million in 2004 to US$ 450.33 million in 2005. Gross profit increased by 30.4%, to US$ 161.85 million. Diluted EPS for the year was at US$ 0.48 per share, up from US$ 0.44 per share in CY 2004.

We made significant progress towards our objective of creating sustainable growth opportunities through the delivery of a comprehensive range of high quality IT services. We expanded our existing offerings and invested in the right areas to further growth potential. Our operations grew in line with our expectations and the guidance shared with investors. However, we re-assessed the payroll and related taxes in regard to our international operations and made some provision for the entire year.

In our efforts to improve our operational excellence, we launched PROPEL - a comprehensive program designed to reach best-in-class levels of efficiency, speed and quality. A dedicated Program Management Office was established to drive the implementation of these initiatives.

Following the ADS offering, the Company now has a larger cash reserve of US$ 290 million that will be actively invested in augmenting growth. We enter the 2006 financial year with a much stronger run rate of business and a strong, well-diversified client base that offers opportunities for sustained growth in the coming year.

In 2005, Patni won some notable awards:

•                  The International Productivity and Quality Centre’s ‘Best Lean Six Sigma Project’ award

•                  The ‘Amity Global Corporate Excellence Award’

•                  The ‘Maharashtra Information Technology Award’ in the category of IT-Software.

Following the ADS offering, the Company now has a cash reserve of US$ 290 million that will be actively invested in augmenting growth.

Industry Environment

According to the “2005 Nasscom-McKinsey Report”, India’s IT and IT-enabled services export revenues are forecast to touch US$ 60 billion by 2010. The industry is expected to grow at 25 percent year-on-year to achieve this target. Deep and enduring innovation could generate an additional US$ 15-20 billion in export revenues for Indian companies over the next five years. However, global IT firms could end up wresting away more than half of this US$ 60 billion kitty.

As the second-generation IT outsourcing customers step up the momentum of sending work offshore, the fortunes of the Indian IT services industry are poised to get better. The country continues to remain the world’s leading destination for global delivery of IT services, retaining the edge of higher quality at lower cost. Deals are getting bigger and more strategic. Clients are also actively looking beyond custom application development and maintenance to enterprise applications, infrastructure management and BPO.

Indian IT companies are preparing to step up to the challenge. For Indian vendors, growth in market share with more orientation towards business solutions is becoming a matter of importance. The focus is also on raising the bar on productivity and delivery efficiency.

While opportunities are plenty, Indian IT companies will have to make deliberate choices about target segments (where to compete) and the basis of distinctiveness (how to compete). The choice of target segments will depend on the addressable market in each segment, current penetration, competitive intensity and existing capabilities to serve the segment.

In such a challenging scenario, IT delivery will continue to see emphasis on domain expertise and experience. Building a multicultural workforce held together by strong unifying values will become essential. Verticalization will be the de facto growth model. Acquisitions and alliances and partnerships with other IT solution providers will grow to strengthen the solution capabilities. With the pricing environment remaining flat, the emphasis will be on enterprise-wide operational excellence.

Verticalization Pays Off

Our verticalization initiative showed results. 2005 was the first full year of operation under seven verticals:

Insurance continued to remain our strongest vertical. During the year, we launched new domain-focused specialised services in 401(k) BPO and Health Claims BPO. We also extended new market opportunities through global alliances with Milliman, FileNet, Clear Technology and EMC.

In the Financial Services vertical, the landmark ABN AMRO win, against stiff competition, clearly indicated the Company’s capability as a best-of-breed vendor to service large global customers.

In the Manufacturing vertical, we are set to generate a healthy pipeline for 2006 and beyond, with a focus on opening new sectors such as Pharma, Automotive and Oil & Gas.

The Telecom vertical, formed through an acquisition in 2004, completed a full year of operation last year and has integrated well within the organization. The telecom business unit recorded very strong growth during the year, acquiring several large customers.

The Product Engineering Services (PES) vertical delivered outstanding growth in 2005. PES is now offering end-to-end solutions and has assumed a leadership position in key domains with its strong blend of domain- and skills-based expertise.

In the Independent Software Vendors vertical, we made good progress by winning several new accounts in its first year of operations.

In our ‘Growth Industry’ verticals, after some big wins in the UK and the US, we have created a significant presence in the Retail industry. We are continuing to build our capabilities and track record in our other growth industries, namely Energy & Utilities, Media & Entertainment, and Logistics & Transportation.

In 2005, we continued to build and strengthen our horizontal service lines. We clinched our first million-dollar customer of Managed Services to be delivered out of our state-of-the-art Network Operations Centre. Delivering implementation projects in China and the Philippines, and opening up the India business through competitive wins, we achieved continued growth in the Enterprise Applications Solutions area. We also entered into an alliance with i2 Technologies to jointly market Master Data Management solutions.

We made encouraging progress in the BPO practice during the year. We added nine new clients and closed the year with active relationships with five Fortune 500 companies. Our win of the prestigious Global Outsourcing deal from a ‘global leader in Human Resource Consulting’ against the best global companies has clearly established our credentials to service large global customers.

During the year, our Verification & Validation service witnessed significant growth and our offerings expanded to include Managed Test Centers, Test Process Consultancy and Test Automation to customers across industry verticals; many complex engagements we executed involved testing of our client’s niche IT systems. Our Business Intelligence service launched new offerings, new customers, deeper penetration in verticals, new partnerships, and expanded delivery capabilities with 500+ consultants.

Regional Performance

In 2005, our US sales operations went through complete verticalization, organised under National Industry Service Groups within each vertical. This strategic reorganization helped in an impressive growth of 33%.

Our Asia Pacific sales saw a growth of 63% in 2005. This growth was led by Japan, where revenues grew at 78% over 2004. We established a permanent presence in Korea and made a significant entry in the Middle East. In the Indian subcontinent, we have strengthened our partnership with SAP to expand our footprint in the ERP market.

Patni’s Europe operations grew by 60% in 2005. The region added new customers and grew strongly in Retail and Telecom. We also increased our presence in the Benelux region and in Scandinavia by opening offices in Amsterdam, and, Helsinki and Copenhagen, respectively.

Infrastructure Growth

During 2005, we enhanced our global delivery capability by setting up delivery centers in Boston and San Francisco in the US, and Honslow in the UK.

We consolidated our San Francisco, California area operations at a new building in Milpitas. We also moved into a new facility in Illinois to support our growth in the Midwest. Due to the expansion of our BPO business in the US, we have added a dedicated mailroom facility at a separate location in Cambridge, Massachusetts.

In India, in keeping with our growth plans, we expanded our offshore facilities by adding 430,000 sq. ft of office space across Navi Mumbai, Pune, Chennai and Hyderabad.

At the Airoli Knowledge Park, a total of five buildings for software development facilities and for training and employee care centres, are expected to be operational by end-2006. At our Chennai campus, a 1,200 seat software development facility was made operational in 2005; work is in progress on the second software development facility and the customer care, training, and employee care centres. Our software development facility in Hyderabad - the 8th city of Patni’s geographical spread in India - became operational during 2005 and has since been expanded. The Andhra Pradesh government has recently allotted us 30 acres of land for a campus. To meet our increasing requirements, we are also expanding in NOIDA. We have acquired 4 acres of land in a SEZ (Special Economic Zone) area, where a facility with 3,000 seats is being planned.

Quality, Research & Technology Initiatives

Patni’s Quality and Delivery Innovations (QDI) and Six Sigma teams clocked significant savings in our internal operations. The Company is now represented on the Advisory Council of the NASSCOM Quality Forum.

Our Products and Technology Initiatives group launched many new initiatives in 2005. After achieving significant leadership for Patni in the RFID space, the group has set up a CoE to develop expertise in Service Oriented Architecture, Model Driven Architecture, and Legacy Modernisation. Other initiatives include Enterprise Mobility and Business Process Management.

People Initiatives

We continue to build our management team and globalise our work force. Of the 14 persons hired in 2005 at Vice-President level and above, ten were of non-Indian origin. Patni added 2,141 employees during 2005 and closed the year with a head count of 11,802. Some significant HR initiatives in recruitment, performance appraisal, e-Care and onsite compensation were also set in place.

During 2005, Patni Academy for Competency Enhancement (PACE) delivered over 74,000 person days of technical training, 9,800 person days of behavioural training, and 2,200 person days of leadership training. It also offered several certification programs, notably the Project Management Professional (PMP) certification program; we now have 50 certified PMPs within Patni.

On the continuing education front, in the BITS-Patni collaborative effort, the first batch of 35 employees successfully completed their Master’s program.

Building Brand Patni

Our global efforts in building brand Patni has yielded considerable results, today the Patni brand is visible and strong. We now receive significant coverage by key global analyst firms such as Forrester, Gartner and IDC.

In addition, a number of initiatives taken in 2005 will further strengthen our brand: a comprehensive web-marketing program was initiated with the launch of a new company website; our second annual customer meet, PatniConnect 2005, drew more than 100 senior level customer attendees; we successfully launched a quarterly customer newsletter “Insight”, which has been very well received by customers.

We must extend our global delivery model to expand from “India to everywhere” to “anywhere to anywhere”.

2006 and Beyond

Patni has achieved significant success from a number of important initiatives in the past few years. However, going forward, we need to continue to explore and drive further growth opportunities to maintain our track record. We also need to step up our organizational improvements for helping us deliver the next level of growth.

In the coming years, we will also need to increasingly earn customer loyalty, not just satisfaction. We must extend our global delivery model to expand from “India to everywhere” to “anywhere to anywhere”. This will strengthen our capability to service our customers across the globe.

With strong new business visibility and our ability to expand existing relationships, we remain confident that we will continue to drive growth, achieve our strategic corporate objectives, and emerge stronger in our journey towards global leadership in the IT Services marketplace.

Regards,

Narendra K. Patni

Client Relationships

‘Only connect... or live your life in fragments’

Deep relationships open a world of possibilities.

At Patni, we forge customer relationships that endure.

Our contentment comes not only from our robust performance and growth, but also from the fact that our success is built on the strong foundation of customer satisfaction. We are constantly alert to emerging market trends and stay close to our customers to understand their changing needs.

Over the years we have invested in new growth areas and simultaneously enhanced our existing growth engines. Our continued investment in strengthening our technology expertise, deepening our domain knowledge and expanding our service lines has enabled us to deliver value creating solutions for our customers.

Our customer-centric approach has helped us widen our customer portfolio to more than 199 active and concurrent relationships in 2005; 61 of these are million-dollar accounts. In addition to growth in scale, the portfolio of our services continues to expand into higher value, more complex solutions. This has further reinforced the maturity of our global delivery model.

Partnering ‘client transformation’ through innovation

With the advent of true “services globalization”, Patni is geared up to address the global market shift from “tactical offshoring” to “strategic outsourcing”. Going forward, our focus will be on partnering our clients in transforming their organizations to make them more efficient, flexible, productive and better prepared to handle external market changes. To achieve this, we will continually strive to deepen our relationships with our clients by adopting “innovation” in the entire sphere of our operations.

We have always been at the forefront of ushering proactive change and will continue to do so in the future, as we embark on expanding our global delivery model. Having specialized in providing services “from India to anywhere”, we will continue to expand our global delivery capability to service our global clientele “from anywhere to anywhere”.

In the Year 2006, we see our successes of the past year throw up newer and greater challenges. The foremost challenge will be to earn customer loyalty, not just satisfaction. We will continue to strengthen our client relationships by pushing all boundaries of excellence...For each new customer engagement, will open up more avenues for the future.

“We are into a three year relationship with Patni which is getting stronger as we work more closely with the teams. The Patni teams are seen as an extended team of Group IS who are keen to ensure that we all succeed in delivering the Carphone Warehouse vision.”

Hitesh Patel, Director
Group Information Services
Carphone Warehouse

“Working with the Patni team has been a tremendous benefit to our organization. The team, which is split across a number of activities, is flexible, continually produces a high level of work, and the manner in which tasks are completed indicates that processes are very well controlled.

The company’s ability to integrate new team members into the fold as well as shift individual members from one technology to another has had a minimal impact on core Bottomline resources.”

Jessica Kowalczyk, Director
Quality Assurance, Bottomline Technologies

“Patni’s Onsite and Offshore team has done an excellent job of supporting JDSU in the Oracle Applications Customization related bug fix and enhancement work... They stood out with their ability to manage client expectations, effectively balance demanding client time-lines while delivering quality results, even as they continue to expand their already robust applications and business process knowledge.”

Biswajit Das, Director
Oracle Corporation

“The initial project as well as the ongoing support activities by Patni did exceed all our expectations. Already in the very first time, the quality of the delivered service was much better than what has been in place before. The commitment of the involved Patni resources is great and the permanent attempt to improve adds additional value for Electrolux.

The very good experience did lead to the decision to hand over further topics for integration into this service from Patni.”

Heidi Bauer, Service Delivery Manager
Middleware, Electrolux IT

“We have partnered together with Patni for the last four years, during which time we have successfully managed a large number of projects in the Value Chain function across each of our geographic regions. Patni’s consultants and client managers have provided flexible, cost-efficient solutions, and importantly share our passion to deliver with quality exceeding our clients’ expectations.

Through this period, we have enhanced and optimised our own organizational capabilities, which has enabled us to take full advantage of the range of services that Patni has to offer. This strong foundation will be used to guide our next quantum leap in Information Delivery Services.”

Paul Butler, Assistant Director
IT@Gillette

“Patni is an important and strategic partner in Visage mobile’s ongoing growth and business success. The Patni team delivers outstanding value via onsite domain experts, a global delivery and support model, and an unparalleled commitment to the success of Visage Mobile and its clients.”

Rashesh Jethi, CIO
Visage Mobile

“Patni has provided Hannover Re with a balance of technology and insurance expertise to assist us in meeting a very unique and complex set of challenges in our new product offerings.”

Curt Hagelman, Senior Vice President
Hannover Life Re

“The Patni team has far exceeded my expectations for the QA work they are doing for InsureWorx. I’m very pleased with the quality of work they have provided in such a short time, and the test procedures/test cases written by the offshore team have been of high quality... I’m very excited that your team is providing us with the necessary and thorough test documentation of specified testing areas as we’ve needed to take shortcuts in the past due to lack of resource availability.”

Maria Marlow, Director, Quality Assurance
InsureWorx

“Having just been out to Mumbai, I have seen first-hand the dedication, hard work and creativity of the Patni team in bringing this huge project to where it is today. This program has enormous significance to St. Jude Medical and it is clearly visible that its success will not have been possible without the leadership and efforts of the Patni team.

We consider you as part of our team and look forward to celebrating our success together!”

Eric Fain, Executive Vice-President
St. Jude Medical Inc.

“Throughout 2005, the offshore Patni team was responsible for more than eleven projects. Many of these had aggressive schedules and each time the team performed very well. This is largely due to the leadership and skill in recognizing problems and coming up with good solutions in a timely manner.

The success of these efforts gave us the confidence to entrust Patni with larger projects.”

Thomas M. Chalk, Manager
Offshore Development
Wabtec Railway Electronics

Employee Relationships

Few things are as fulfilling as a committed relationship between people who work together.

Few things are infinitely fulfilling as a committed relationship.

At Patni, we understand that enduring growth is a function of attracting, training, motivating, and retaining world-class employees.

Since its inception, Patni has benefited from the skills and commitment of exceptional people. The strength of our internal relationships has led to a team approach to problem solving, taking advantage of the synergies of the best minds.

Through the caring and nurturing culture that we have created over the years, we make sure our people evolve professionally and personally in a congenial and collaborative work environment. Our investments in world-class training and knowledge sharing forums enable every employee to imbibe the best knowledge and values of the industry.

A vibrant, stimulating and open environment makes our people deliver their best performance at all times. At Patni, empowerment is not a buzzword but represents a well-defined growth path. Through our ‘Leadership Excellence At Patni’ (LEAP) programme we have built a strong leadership for the company.

Our ethos ensures that a strong team spirit bonds everyone, and that people are constantly motivated to go beyond their individual capacities. Achievement orientation is highly valued. We encourage employees to stretch self-goals as also team-goals. Attractive benefits and regular rewards are core to our people policies.

Driven by deep-rooted relationships, commitment and organizational pride, our people are ever ready to go that extra mile to make a difference to our clients.

“I joined Patni more than two decades ago when it was a small company with about 100 employees. While the organization has grown to more than 10,000 employees, the environment remains the same - total transparency in the working environment and complete freedom at work.”

R H Mahajan
Senior Manager (Accounts)
23 years with Patni

“A few years ago, during the downturn in the industry, all the major software companies downsized their employee strength.

Patni was one of the few rare companies which had the confidence and determination to challenge the falling market and honour its commitment to its employees.”

Ashish Kanak
Senior Engineer (Software)
3 years with Patni

“I came to Patni via an acquisition. The key factors that have always kept me challenged and motivated at Patni is a business model relevant to market needs, deep service offerings and learning from experienced colleagues who have a diverse set of skills. This has contributed immensely to my growth both as a professional and an individual.”

Vic D’Alfonso, Sr. VP & Head
Financial Services Business Unit
3 years with Patni

“Having joined the organization as a trainee, my role has evolved from an application developer to performing activities ranging from project management, pre-sales and special consulting assignments. The breadth of job responsibilities and the variety of functional roles at Patni has stimulated and enriched my overall career.”

Prashant Kharche
Senior Consultant (Software)
12 years with Patni

“Exposure to a variety of cultures and processes for different organizations from giant organizations like General Electric to small entrepreneurial companies has helped me evolve as a professional.”

Ranjana Chitale
Senior Manager (Software)
17 years with Patni

Business Ethics

Business without relationships is mere transaction.

Transactions are fleeting. Value-based relationships endure for a lifetime.

Strong values produce strong bonds.

Business without relationships is just a transaction. Transactions are fleeting. Relationships last a lifetime.

And since relationships are worthless without values, we build our relationships with our clients, employees, business partners, investors and suppliers & vendors, based on our strong business values.

Our relentless ‘pursuit of excellence’ has brought us success as a global IT consulting and services company. Our capabilities are best defined by the fact that we always seek ‘value-addition’ in all our relationships. We ensure this through continuous improvement in quality, cost and speed.

We pride ourselves on being agile and nimble even as we grow; ‘responsive’ enough to be able to meet the exacting demands in our relationships. Our corporate governance philosophy entails balancing shareholders’ interests with corporate goals, through ‘efficient conduct of our business’.

Our relationships are based on ‘transparency and sharing of knowledge’. Our concerted R&D thrust and knowledge management practices ensure that when we harness knowledge everyone benefits. We leverage our domain knowledge to build strategic relationships with global technology solution providers, helping them strengthen and extend their footprint in targeted verticals and geographies.

Patni is committed to adopting the highest social and ethical standards in all spheres of our business. We lay high emphasis on a service management culture involving ‘speed & flexibility, trust & integrity’ in all our relationships. This involves contributing to the well-being of our clients, employees, business partners, shareholders and society at large.

Our business values are pillars upon which our business model rests. Without them we would merely be servicing transactions. With them, every interaction is an opportunity to deepen a relationship. Relationships cement client loyalties the ultimate sign of a business success. We remain irrevocably bound by our business values. And why not? They have accelerated our own fortunes over the years.

Relationships through business values. The cornerstones of our existence.

Board of Directors

Narendra K Patni

Chairman & CEO

Gajendra K Patni

Executive Director

Ashok K Patni

Executive Director

William O Grabe

Director

Louis Theodoor van den Boog

Independent Director

Micheal A Cusumano

Independent Director

Arun Duggal

Independent Director

Arun Maira

Additional Director

w.e.f. 25 April 2006

Anupam P Puri

Independent Director

Up to 25 April 2006

Pradip Shah

Independent Director

Ramesh Venkateswaran

Independent Director

Abhay Havaldar

Alternate Director to Mr. William O Grabe

Key Managers

Narendra Patni, 64, Chairman and CEO, has a Master’s degree In Electrical Engineering from the Massachusetts Institute of Technology (MIT) and a Master’s degree in Management from the Sloan School of Management at MIT. He is the founder promoter of the Company and has over 35 years of experience in the software industry.

Mrinal Sattawala, 51, Chief Operating Officer and Global Sales & Marketing Coordinator, has a Bachelor’s degree in Electrical Engineering from IIT, Mumbai, and a Master’s degree in Business Administration from MacMaster University, Canada. He has been employed with Patni for 20 years.

Russell Boekenkroeger, 60, Executive Vice-President and Region Head, North America, has a Bachelor’s degree in Government from Franklin & Marshall College, a Master’s degree in Urban and Regional Planning and a Master’s degree in Civil Engineering from the University of Pittsburgh. He has over 25 years experience in managing software development teams and has been employed by Patni for 4 years.

Neeraj Gupta, 38, Executive Vice-President & Head, Telecom business unit, has a Bachelor’s degree in Electronics & Communications Engineering from PEC, India, and a Master’s degree in E.E. from the University of Alabama, USA. He was CEO of Cymbal Corporation prior to its acquisition by Patni and has 15 years of technology consulting, marketing, and product management experience.

Satish Joshi, 50, Executive Vice-President and Chief Technology Officer, has a Bachelor’s degree in Electrical Engineering from IIT, Mumbai, and a Master’s degree in Computer Science. He has been employed with Patni for 23 years.

Vijay Khare, 48, Executive Vice-President, Chief Administrative Officer and Chief Delivery Officer, has a Bachelor’s degree in Engineering from the Regional Engineering College, Nagpur, and a Master’s degree in Computer Science from IIT, Mumbai. He has been employed with Patni for 25 years.

Deepak Sogani, 40, Chief Financial Officer, has a Bachelor’s degree in Electrical Engineering from IIT, Delhi, and a post graduate diploma in Management from IIM Ahmedabad. He is a CFA charter holder from AIMR, USA. He has been employed with Patni for eight years.

Lokesh Bhagwat, 47, Sr. Vice-President & Head, Growth Industries business unit, has a Postgraduate degree in Science from Pune University. He has 25 years of IT experience and has been employed with Patni for over four years.

Harish Bhat, 49, Sr. Vice-President & Head, Independent Software Vendors business unit, has a degree in Electronics Engineering from Mumbai University. He has over 24 years of IT experience and has been employed with Patni for over six years.

William Budde, 46, Sr. Vice-President & Head, Insurance business unit, has a Bachelor’s degree in Political Science, Urban Studies and Geography from Northwestern University, Evanston, Illinois, and a Charter as a Property and Casualty Underwriter from the Insurance Institute, Malvern, Pennsylvania. He has over 20 years of insurance industry experience and has been with Patni for two years.

Ajay Chamania, 43, Sr. Vice-President & Head, Product Engineering Services, has a Bachelor’s degree in Electronics and Telecommunications from REC, Bhopal. He has been employed with Patni for 20 years.

Sunil Chitale, 42, Sr. Vice-President & Head, Manufacturing business unit, has a Bachelor’s degree in Electronics Engineering from the Institute of Technology, Benares Hindu University. He has been employed with Patni for 20 years.

Vic D’Alfonso, 54, Sr. Vice President & Head, Financial Services business unit, has a Bachelor’s degree in Management Science from the University of Rhode Island, US and an MBA from Bryant College, US. He has broad financial services and consulting experience working in the industry for the past 30 years and has been with Patni for three years.

Douglas Fallon, 42, Sr. Vice-President & Head, Infrastructure Management Services business unit, has a BS in Business Administration from Plymouth State University. Douglas has over 20 years’ experience in IT Services & Infrastructure Services & Consulting.

Milind Jadhav, 47, Sr. Vice-President & Head, Human Resources, is a Postgraduate in Personnel Management and Industrial Relations from the Tata Institute of Social Sciences, Mumbai. He has been employed with Patni for over four years.

Sanjiv Kapur, 46, Vice-President & Head, Business Process Outsourcing, is a graduate from Mumbai University. Sanjiv has more than 21 years of experience in the IT, Telecom and BPO industries and has been with Patni for over four years.

Sukumar Namjoshi, 57, Sr. Vice-President (Sales) & Head, Europe and UK, has a Bachelor’s degree in Computer Science from IIT, Mumbai and post-graduate qualifications in Business, Industrial Management and International Marketing. His industry experience spans over three decades.

Milind Padalkar, 48, Sr. Vice-President & Head, Enterprise Applications Solutions business unit, has a Bachelor’s degree in Engineering from IIT, Delhi, and a Postgraduate diploma in management from IIM, Ahmedabad. He has been employed with Patni for 17 years.

Kiran Patwardhan, 52, Sr. Vice-President (Sales) - Asia Pacific, has a Bachelor’s degree in Chemical Engineering from IIT, Mumbai, and a postgraduate diploma in Management from IIM, Kolkata. He has been employed with Patni for over six years.

PATNI COMPUTER SYSTEMS LIMITED

Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Twenty Eighth Annual Report together with Audited statements of Accounts for the year ended 31 December 2005:

Financial Results

	31 Dec 2005	31 Dec 2004
	(Rs. in Lakhs)	(Rs. in Lakhs)

Sales	87,559.6	70,206.8
Resulting in Profit Before Tax	24,424.5	25,624.9
Profit After Tax	19,441.3	23,054.2
Profit available for appropriation after adding to it Previous Year’s Brought Forward	86,382.8	72,073.5
Appropriated as under:
Transfer to General Reserve	1,944.1	2,305.4
Final Proposed Dividend on Equity Shares @ 125% (Previous Year 100%)	3,446.9	2,499.9
Corporate Tax on above Dividend	507.3	326.7
Balance Carried to Balance Sheet	80,484.5	66,941.5
	86,382.8	72,073.5

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2005 amounted to Rs. 87,559.6 lakhs as against Rs. 70,206.8 lakhs for the corresponding period last year registering growth of 24.7 per cent. The Company has posted Net profits after tax of Rs. 19,441.3 lakhs for the year ended 31 December 2005 as against Rs. 23,054.2 lakhs for the corresponding period last year registering decline of 15.7 per cent. However, on consolidated basis, revenues increased in the current year 2005 by 37.9 per cent to US$ 450.3 million and net income by 11.3 per cent to US$ 60.9 million.

Dividend

Your Directors are pleased to recommend the payment of dividend for the year ended 31 December 2005 at Rs. 2.50/- per share (125 per cent) on face value of Rs. 2/- (Previous year Rs. 2/- per share), subject to the approval of members at the ensuing Annual General Meeting. If approved, the dividend will be payable to all the eligible shareholders whose names appear on the Register of Members on 15 June 2006.

Business Overview

Your Company is a leading provider of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. Your Company addresses its clients’ needs with its global delivery model, through which it allocates resources in a cost-efficient manner using a combination of onsite client locations in USA, Europe, Japan, Asia Pacific and Rest of the world, and, offshore locations in India. Your Company believes that integral to its delivery competence is its domain expertise. Overall, your Company derives significant strength from its focused industry expertise, successful client relationships, extensive suite of IT services, delivery and operational excellence, highly experienced management team and dedicated and highly skilled delivery professionals.

Business Segments

Your Company offers its services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors (ISVs). Both industry practices and technology practices are complemented by service lines, which are developed in response to client requirements and technology life cycles. Your Company’s range of services includes application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Customer Relationships

Your Company has always demonstrated the ability to build and manage relationships with some of the world’s largest and best known companies. Our strategy to diversify our revenue profile is on course. Your Company’s client concentration reduced significantly with the top client GE contributing 22.1 per cent of revenues compared to 31.7 per cent in the previous year. Revenues from the top 10 clients were higher by 18.6 per cent during the year 2005. Revenues from clients outside the top 10 grew by 80.7 per cent during this year. While nurturing long-term relationships with existing customers, your Company has continued to expand its customer base. The Company added 74 new clients during 2005 and its active client base has increased to 199 clients as of 31 December 2005. Similarly, your Company’s strategy to improve the geographical diversification of the Company’s client base is on track with revenues from Europe, Japan and Asia-Pacific (excluding Japan) registering strong growth.

Your Company successfully concluded its second annual customer forum –‛PatniConnect 2005’ – in the U.S. This was an opportunity for the Company’s leadership team to interact with IT and business leaders representing its customer organizations, and with other pre-eminent industry analysts and professionals who presented their valuable perspectives.

Sales and Marketing Initiatives

Your Company has further consolidated its global verticalization initiative. The Company has realigned its business unit structures to create sharper focus on select industry and technology practices. The North American sales organization has been re-aligned and integrated with the said industry and technology practices. A majority of your Company’s sales and marketing teams focus on specific industries and have Accounts Managers to manage relationship with large customers. In addition to sales executives, there are industry experts and solution architects who complement the sales efforts by providing specific industry and service line expertise. Your Company has opened four sales offices during the year at Korea, Amsterdam, Finland Fremont and New York.

Personnel and Performance

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company follows a structural recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allows aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

During the year 2005, your Company added 2,141 employees taking the aggregate employee strength to 11,802.

Facility Expansion

With the growth in the business and expansion of the employee base, your Company is investing in new high-tech facilities which are referred as “Knowledge Parks” designed for expanding the Company’s operations and training for employees. Development work has been initiated at two such Knowledge Parks located at Navi Mumbai and Chennai.

The Knowledge Park at Navi Mumbai, is expected to accommodate about 14,000 seats when fully completed. Phase I of this facility, having a capacity of about 4,500 seats, is at an advanced stage of construction and is expected to be operational in the last quarter of this year.

The Chennai facility, spreading across 18.75 acres, will have a seating capacity of 10,000 employees when fully completed. Phase I of this facility having a capacity of 1200 seats is complete and under partial occupation.

Along with the acquisition of Cymbal, a Hyderabad-based development center has been added to the delivery resource base, the eighth city where your Company’s offshore development facilities are now operational. Aggregate area for offshore development available to your Company as of 31 December 2005 is over 12,35,000 sq. ft.

All of your Company’s development centers were assessed at SEI-CMMI Level 5 by KPMG, India.

Accolades

Your Company received the ‘Maharashtra Information Technology Award’ (First Prize) for outstanding contribution to the ‘IT-software’ during the year 2004-05, from the Government of Maharashtra.

Your Company was listed 27th in the Deloitte Technology Fast 50 India 2005 Ranking Program. The Company was also ranked in the Deloitte Technology Fast 500 Asia Pacific ranking program, which recognizes and profiles the Top 500 companies, public and private, based on percentage revenue growth over three years.

Patni ESOP 2003

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. Under the Plan, the Company is authorised to issue 11,142,085 equity shares of Rs. 2/- each upon the exercise of options granted to employees and/or directors of the company and its subsidiaries. The Plan is being administered by the Compensation Committee of Directors constituted as per SEBI Regulations. Options granted under the Plan will vest over period of 48 months. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Computer Systems (U.K.) Limited, Patni Computer Systems GmbH and Patni Computer Systems, Inc.

Pursuant to the Section 4 of the Companies Act, 1956, The Reference Inc. and Patni Telecom Solutions, Inc. (formerly Cymbal Corporation) being wholly owned subsidiaries of Patni Computer Systems Inc. (wholly owned subsidiary of the Company), become subsidiaries of the Company. Patni Telecom Solutions Private Limited (formerly Cymbal Information Services (P) Limited) and Patni Telecom Solutions (UK) Limited (formerly Cymbal Corporation Limited) being wholly owned subsidiaries of Patni Telecom Solutions Inc. by virtue of Section 4 of the Companies Act, 1956, also become subsidiaries of the Company. Cymbal Information Services (Thailand) Limited being subsidiary of Patni Telecom Solutions Private Limited, also becomes subsidiary of the Company pursuant to the aforesaid Section.

The reports and accounts of the Subsidiary Companies (consolidated) along with the statement pursuant to Section 212 of the Companies Act, 1956 are annexed.

Directors

Mr. Anupam Puri has tendered his resignation as a director w.e.f. 25 April 2006. The Board placed on record its appreciation of the services rendered by Mr. Puri during his tenure on the Board of the Company.

Mr. Arun Maira, an independent director, was appointed as an Additional Director w.e.f. 25 April 2006 and he holds the office of the Director upto the date of The Annual General Meeting. It is proposed to reappoint him as director of the Company. Necessary resolution is proposed for his re-appointment at the Annual General Meeting. Your directors recommend the appointment of Mr. Arun Maira as director of the Company.

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Pradip Shah and Mr. Ramesh Venkateswaran are liable to retire and eligible for re-appointment in the forthcoming Annual General Meeting.

Mr. Gajendra K Patni and Mr. Ashok K Patni were re-appointed as Executive Directors w.e.f. 24 October 2005 for a further period of five years on recommendation of the Remuneration Committee and in accordance with the Articles of Assoication the Company. Necessary formalities in respect of the said re-appointments were duly complied with. Now, it is proposed to obtain necessary approval from the Members of the Company in the ensuing Annual General Meeting.

Corporate Governance

Your Company follows the principles of the effective Corporate Governance practices. The Clause 49 of the Listing Agreement deals with Corporate Governance requirements which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and certificate from the Company’s Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

ADR Offering

Your Company proposes to expand its business activities both in India and abroad. It proposes to grow through acquisitions, mergers, joint ventures and strategic alliances, both in India and abroad, apart from expanding and upgrading its existing development facilities as well as creating new facilities and expanding its geographical reach by setting up subsidiaries/branches/marketing offices across the world.

In order to finance the above growth plans, the Company made a successful issue of American Depository Receipts (ADRs) which received an overwhelming response from a large number of high quality investors. The ADR issue consisted of both primary and secondary portion and is listed on the New York Stock Exchange (NYSE). This will help in creating a brand value in the US market, from where substantial business is generated.

Accordingly, the Company had allotted 10,250,000 equity shares (represented by 5,125,000 ADSs) of Rs. 2/- each to the Bank of New York (BONY) as a depositary, at a price of $20.34 per ADS.

Underwriters of ADS Offering had exercised the over allotment Option (greenshoe option) to purchase additional 1,031,250 ADSs representing 2,062,500 underlying equity shares of Rs.2/- each at the initial public offering price, less the underwriting discount. Accordingly, the Company allotted 2,062,500 equity shares.

In connection with the abovementioned Primary (including greenshoe) ADS offering, your Company received US$ 117.0 million (net of underwriting discount and related expenses).

In addition, a sponsored ADS offering consisted of 1,750,000 ADSs represented by 3,500,000 underlying equity shares.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is being sent to all the members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the Public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s. BSR & Co., (formerly M/s. Bharat S. Raut & Co.,) Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. It is proposed to re-appoint them as the statutory auditors of the Company until the conclusion of the next Annual General Meeting. M/s. BSR & Co., have, under Section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for re-appointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000 the Directors, based on the representation received from the Operating Management, confirm that:-

(a)          in the preparation of the annual accounts, the accounting standards have been followed and that there are no material departures;

(b)         they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2005 and the Profit of the Company for the period 1 January 2005 to 31 December 2005;

(c)          they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)         they have prepared the annual accounts on a going concern basis.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings / Outgo:

A) Conservation of Energy

Your Company consumes electricity only for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B) Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C) Foreign Exchange Earnings/Outgo

(Rs. in Lakhs)
Earnings in Foreign Currency on account of:
Export Sale	87,116.5
Others	434.8
Total Earnings	87,551.3

Expenditure in Foreign Currency on account of:
Stores & Spares	12.7
Capital Goods	3,208.3
Travelling Expenses	4,209.0
Overseas Employment Expenses	1,705.4
Professional Fees & Consultancy Charges	707.7
Subscription & Registration Fees	25.6
Other Matters	4,075.5
Total Expenditure	13,944.2
Net Earnings in Foreign Currency	73,607.1

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all shareholders, consultants, customers, vendors, banks, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Narendra K Patni

Date: 26 April 2006	Chairman & CEO

Annexure to the Directors’ Report

Patni ESOP 2003

Description			Details

(a)	No. of options granted		6,454,742*

(b)	Pricing formula		As per market price as defined in SEBI Guidelines on ESOP

(c)	Options vested		1,850,664**

(d)	Options exercised		649,875

(e)	The total number of shares arising as a result of exercise of option		649,875

(f)	Options lapsed		594,450***

(g)	Variation of terms of options		Clause 5.6 amended****

(h)	Money realized by exercise of options		Rs. 99,635,875

(i)	Total number of options in force		5,210,417

(j)	Employee wise details of options granted to:

	(I)	senior managerial personnel;	Please refer to Table 1

	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil

	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	Nil

*                       Including options granted to employees, who have then separated.

**                Net of lapsed options.

***         As per the Plan, in the event of resignation from employment, the option lapses for the individual employee. However the said options are available to the Company for reissue.

****  In accordance with the variation to the clause 5.6 of the Patni ESOP 2003, resigned employees are now been allowed 60 days from the last working day for exercising their vested options, as against 30 days from the last working day which was previously allowed.

Table 1

Employee	Number of Options granted
Mr. Neeraj Gupta#	24,000
Total	24,000

#Key managerial personnel of Subsidiaries.

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20	15.25

(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP

Profit for the year after taxation as reported	1,944,129
Add: Stock based employee compensation determined under the intrinsic value method	—
Less: Stock based employee compensation determined under the fair value method	154,383
Pro-forma profit	1,789,746
Reported earnings per equity share of Rs 2 each
• Basic	15.46
• Diluted	15.25
Pro-forma earnings per equity share of Rs 2 each
• Basic	14.23
• Diluted	14.04

(m)	Weighted-average exercise prices and weighted-average Fair values of options, separately for options whose exercise price either equals or exceeds or is less than the market price of the stock

• Weighted average exercise price	Rs. 286.78
• Weighted average fair value	Rs. 90.31

(n)	Assumptions used to estimate the fair Market value in accordance with SEBI Guidelines on ESOP.

Dividend yield		0.53% to 0.54%
Expected life		2 to 5 years
Risk free interest rates		5.74% to 6.73%
Expected volatility		28% to 50%

The price of the underlying share in market at the time of option grant	Grant Date	Price (Rs.)
	01/04/2005	381
	1/10/2005	451

Corporate Governance Report

Your Company has complied in all material respects with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1. Composition of directors

The Board of Directors of the company (“the Board”) has an optimum combination of executive and non-executive directors. In order to ensure the independence of the Board, majority of the directors are Independent Directors.

The Board consists of ten members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position / Category	Number of directorships in other companies*
Mr. Narendra K Patni(1)	Chairman & CEO	5
Mr. Gajendra K Patni(2)	Executive Director	2
Mr. Ashok K Patni(2)	Executive Director	3
Mr. William O Grabe(3)	Non-Executive Director	6
Mr. Anupam P Puri(4)	Independent Director	5
Mr. Arun Duggal	Independent Director	6
Mr. Pradip Shah	Independent Director	16
Mr. Ramesh Venkateswaran	Independent Director	—
Mr. Michael A Cusumano	Independent Director	1
Mr. Louis Theodoor van den Boog	Independent Director	1
Mr. Arun Maira(5)	Independent Director	—

*This includes directorships held in public limited companies, subsidiaries of public limited companies and foreign companies but excludes directorships held in private limited companies.

(1)Mr. Narendra K Patni is promoter and Executive Chairman (2)Promoter (3)Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe (4)Resigned as Director w.e.f. 25 April 2006  (5)Appointed as an Additional Director w.e.f. 25 April 2006.

Changes in composition of the Board during the period ended 31 December 2005.

• Mr. Louis Theodoor van den Boog was appointed as a Director of the Company, liable to retire by rotation, in the Annual General Meeting held on 14 June 2005.

2. Number of Board Committees of the Company and other companies on which directors are Member or Chairman.

		Number of	Number of board	Number of board
	Number of board	board	committees of	committees of
	committees on	committees on	other companies	other companies
Name of the director	which Member	which Chairman	on which Chairman	on which Member
Mr. Narendra K Patni	1	NIL	NIL	NIL
Mr. Gajendra K Patni	NIL	NIL	NIL	1
Mr. Ashok K Patni	NIL	NIL	NIL	1
Mr. William O Grabe*	2	NIL	NIL	NIL
Mr. Anupam P Puri	NIL	1	1	4
Mr. Arun Duggal	NIL	2	1	4
Mr. Pradip Shah	1	NIL	4	6
Mr. Ramesh Venkateswaran	1	NIL	NIL	NIL
Mr. Michael A Cusumano	NIL	NIL	NIL	NIL
Mr. Louis Theodoor van den Boog	1	NIL	NIL	NIL

*Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe

Notes:

1. For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2. For the purpose of considering the limit on memberships of the committees, the Audit Committee, the Remuneration Committee and the Shareholders’ / Investors Grievance Committee are considered.

3. Number of board meetings held and the dates on which such meetings were held:

Five board meetings were held during the year ended 31 December 2005 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings are 31 January 2005, 19 February 2005, 26 April 2005, 29 July 2005, and 25 October 2005.

4. Attendance of each director at the board meetings and the last AGM

			Attended through	Annual general
	Total board	Attended in	video / tele	meeting on
Name of the director	meetings held	person	conference	14 June 2005
Mr. Narendra K Patni	5	5	—	✓
Mr. Gajendra K Patni	5	5	—	✓
Mr. Ashok K Patni	5	2	—	✗
Mr. William O Grabe	5	2	3	✗
Mr. Anupam P Puri	5	1	1	✗
Mr. Arun Duggal	5	4	—	✓
Mr. Pradip Shah	5	5	—	✓
Mr. Michael A Cusumano	5	1	3	✗
Mr. Ramesh Venkateswaran	5	4	—	✓
Mr. Louis Theodoor van den Boog	5	2	1	✗
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	5	3	—	✓

5. Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2005 as below:

		Business	Loans &
		relationship	advances	Sitting
	Relationship with	with the	from the	Fees	Remuneration	Commission
Director	other directors	Company	Company	(Rs.)	(Rs.)	(US$)
Mr. Narendra K Patni	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	Refer note 3	NIL
Mr. Gajendra K Patni	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	19,987,836	NIL
Mr. Ashok K Patni	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Promoter	NIL	NIL	19,937,201	NIL
Mr. William O Grabe	No	Nominee of strategic investor	NIL	NIL	NIL	NIL
Mr. Anupam P Puri	No	None	NIL	20,000	NIL	33,334
Mr. Arun Duggal	No	None	NIL	160,000	NIL	33,334
Mr. Pradip Shah	No	None	NIL	180,000	NIL	33,334
Mr. Michael A Cusumano	No	None	NIL	40,000	NIL	33,334
Mr. Ramesh Venkateswaran	No	None	NIL	100,000	NIL	33,334
Mr. Louis Theodoor van den Boog	No	None	NIL	80,000	NIL	29,223

Note:

1. Sitting Fees: The Independent Directors are paid a sitting fee of Rs. 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board /Committee meetings.

2. The breakup of remuneration to the executive directors is as under:

	(Amounts in Rs.)
	Salary, Allowances & Perquisites	PF contribution	Pension	Total
Mr. Gajendra K Patni	11,661,356	1,073,980	7,252,500	19,987,836
Mr. Ashok K Patni	11,610,721	1,073,980	7,252,500	19,937,201

3. Compensation to Mr. Narendra K Patni is paid by Patni Computer Systems Inc., a wholly owned subsidiary of the Company. The Compensation is as described in footnote 28b of the financials.

Stock Options Grant

The Company had introduced PATNI ESOP 2003 for employees of the Company / subsidiaries including non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of PATNI ESOP 2003, the Company issued 20,000 Options to each Independent Director on 1 July 2004 as approved by the Compensation Committee at the exercise price of Rs. 254 per share.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options each to other Independent Directors, at the exercise price of Rs.381 per share.

25% of the options granted to Independent Directors in July 2004 as mentioned above had been vested in July 2005. However, none of the said directors have exercised their options yet.

All options have been granted with an exercise price which has been arrived pursuant to the SEBI Guidelines on ESOP. All the options which have been granted, vest in four equal annual instalments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

Tenure

As per the provisions of the Articles of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is 3 years but they are eligible for reappointment.

In accordance with the Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni are permanent members of the Board.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with corporate governance norms. Subsequently, the Audit Committee was reconstituted on 30 March 2005. The Audit Committee has three non-executive members with all being independent. The chairman of the Committee is an independent director.

The Audit Committee was duly constituted on the following terms of reference:

a)                Overview of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

b)               Recommending the appointment and removal of external auditor, fixation of audit fee and also approval of payment for any other services.

c)                Reviewing with management the annual financial statements before submission to the board, focusing primarily on:

•                    Any changes in accounting policies and practices.

•                    Major accounting entries based on exercise of judgment by management.

•                    Qualifications in draft audit report.

•                    Significant adjustments arising out of audit.

•                    The going concern assumption.

•                    Compliance with accounting standards.

•                    Compliance with stock exchange and legal requirements concerning financial statements.

•                    Any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of the company at large.

d)               Reviewing with the management, external and internal auditors, and the adequacy of internal control systems.

e)                Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

f)                  Discussion with internal auditors on any significant findings and follow up there on.

g)               Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h)               Discussion with external auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

i)                   Reviewing the company’s financial and risk management policies.

j)                   To look into the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

Powers assigned to the Audit Committee

The following powers are vested with the Audit Committee:

a)                To investigate any activity within its terms of reference.

b)               To seek information from any employee.

c)                 To obtain outside or other professional advice.

d)               To secure attendance of outsiders with relevant expertise, if it considers necessary.

Review of information by the Audit Committee

The Audit Committee is responsible for reviewing the following information:

a)                 Financial statements and draft audit report, including quarterly/half-yearly financial information.

b)                Management’s discussion and analysis of financial condition and results of operation.

c)                Reports relating to compliance with laws and to risk management.

d)               Management’s letters/letters of internal control weaknesses issued by statutory/internal auditors.

e)                Records of related party transactions; and

f)                  The appointment, removal and terms of remuneration of the chief internal auditor shall be subject to review by the Audit Committee.

2. Composition, names of Members and Chairman

Name of the member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Pradip Shah	Member	Independent Director
Mr. Louis Theodoor van den Boog*	Member	Independent Director

* Mr. Louis Theodoor van den Boog was inducted as a Member of the Audit Committee and Mr. William O Grabe resigned as a Member of Audit Committee w.e.f. 30 March 2005.

3.                Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2005

	Total Audit Committee	Attended in	Attended through
Name of the member	meetings held	person	video/tele conference
Mr. Arun Duggal	4	4	—
Mr. Pradip Shah	4	4	—
Mr. Louis Theodoor van den Boog*	4	2	1
Mr. William O Grabe*	4	1	—

* Mr. Louis Theodoor van den Boog was inducted as a Member of the Audit Committee and Mr. William O Grabe resigned as a Member of Audit Committee w.e.f. 30 March 2005.

C. Remuneration Committee

1. Brief description of terms of reference

The Remuneration Committee was set up on 12 November 2003. The main function of the committee is to determine on behalf of the Board and the shareholders, the Company’s policy on specific package for Executive Directors including pension rights and any compensation payment.

The committee has three non-executive members with the majority being independent and the chairman of the committee is an independent director.

2. Composition, names of Members and Chairman

Name of the member	Designation	Category
Mr. Anupam P Puri	Chairman	Independent Director
Mr. Ramesh Venkateswaran	Member	Independent Director
Mr. William O Grabe*	Member	Non-executive Director

*Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

During the year, no physical meeting of the Remuneration Committee was held.

3. Remuneration policy

The Remuneration Committee determines the policy on specific remuneration packages for Executive Directors.

During the year, the term of Executive Directorship of Mr. Gajendra K Patni and Mr. Ashok K Patni was renewed for a further period of five years with effect from 24 October 2005 on the recommendations of the Remuneration Committee, subject to approval of Members of the Company. The said reappointment of Mr. Gajendra K Patni and Mr. Ashok K Patni is proposed for approval of Members at ensuing Annual General Meeting.

D. Shareholders’ / Investors Grievance Committee

Shareholders’ / Investors Grievance Committee was set up on 12 November 2003. The committee consists of three directors, the majority being non-executive directors. The Chairman of the committee is an independent director.

1. Name of non-executive director heading the committee:

Mr. Arun Duggal

Composition, names of the members and Chairman:

Name of the member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Narendra K Patni	Member	Chairman & CEO
Mr. William O Grabe*	Member	Non-executive Director

*Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

2. Name and designation of Compliance Officer

Mr. Arun Kanakal,

Company Secretary

Akruti Softech Park,

MIDC Cross Road No.21,

MIDC, Andheri (East),

Mumbai - 400 093.

Tel: +91 22 66930500

Fax: +91 22 28321750

E-mail: arun.kanakal@patni.com

3. Details of investors’ queries/complaints received and resolved during the year ended 31 December 2005:

This information has been provided under Shareholders’ Information.

E. General Body Meetings

1. Details of last three Annual General Meetings of the company:

Annual General Meetings for the last three years

Date	14 June 2005	29 June 2004	30 June 2003
	Hotel Le Meridien, R.B.M. Road,	Hotel Le Meridien, R.B.M. Road,	Registered office:
Location	Opposite Pune Railway Station,	Opposite Pune Railway Station,	S-1A, F-1,
	Pune - 411 001	Pune - 411 001	Irani Market Compound,
Yerawada, Pune 411 006
Time	11.30 a.m.	11.30 a.m.	11.30 a.m.

2.              Whether any special resolution passed in the previous three AGMs?

Yes

3.              Whether any special resolution passed last year through postal ballot - details of voting pattern?

Not applicable

4.              Who conducted the postal ballot?

Not applicable

5.              Whether any special resolution is proposed to be conducted through postal ballot?

Not required

6.              Procedure for postal ballot?

Not applicable

F. Disclosures

1. Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large

These Disclosures have been made under Related Party Transactions in notes to financial statements of the Company, which form part of this Annual Report.

2. Details of non-compliance by the company, penalties, strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years

The shares of the Company were listed on 25 February 2004. No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company in general.

G. Shareholders’ Information

Date and time of AGM	:	21 June 2006, Wednesday at 11.30 a.m.
Venue	:	Hotel Le Meridien, R.B.M. Road, Opposite Pune Railway Station, Pune - 411 001.
Financial year	:	1 January 2005 to 31 December 2005
Book closure dates	:	15 June 2006 to 21 June 2006 (both days inclusive)
Registered office	:	S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006.
Dividend payment date	:	on or after 26 June 2006, but within the statutory time limit of 30 days
Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.
Website address	:	www.patni.com

Means of communication

The Company’s website www.patni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company is registered with Electronic Data Information Filing and Retrieval System (EDIFAR) website maintained by National Informatics Centre (NIC) Delhi. The Company is sharing the relevant information in that website.

The SEC maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with Securities and Exchange Commission (SEC), US are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers) and NavShakti (Vernacular newspaper).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2005, there were 28,401 shareholders of our equity shares.

The Company’s shares fall under category B1 of scrip in BSE and are listed on the following stock exchanges:

In India:

1.              Bombay Stock Exchange Limited

Phiroze Jeejeebhoy Towers

Dalal Street, Fort

Mumbai - 400001

Tel: + 91 22 22721233/1234

Fax: + 91 22 22723719

E-mail: listing@bseindia.com

Website: www.bseindia.com

2.              National Stock Exchange of India Limited

Exchange Plaza,

Plot No. C/1, G Block,

Bandra-Kurla Complex, Bandra (E)

Mumbai - 400 051

Tel.: + 91 22 26598235/36

Fax: 91 22-26598237/38

E-mail: cmlist@nse.co.in

Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on:

The New York Stock Exchange

11 Wall Street, New York

NY 10005

Listing fees for the year 2006-07 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:
BSE	:	532517
NSE	:	PATNI
ISIN nos. in NSDL and CDSL	:	INE660F01012
NYSE (ADR)	:	PTI
Telerate Code / Moneyline code	:	BSE - IN; PQS
NSE - IN; PQSN
NYSE - US; NYA

Reuters:

Symbol	Company name	Prime Exchange

PTNI.NS	PATNI COMPUTER SYSTEMS NSE	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS BSE	BSE
PTI.N	PATNI COMPUTER SYSTEMS LTD.	New York Stock Exchange
Bloomberg Code: NYSE - PTI: US.

Dematerialisation of equity shares

The Company’s shares are under compulsory dematerialisation list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialisation of shares. As on 31 December 2005, 91.1% shares were held in electronic form.

Contact Details:

For any queries regarding shares:

Registrar and Transfer Agent:

Karvy Computershare Private Limited

Unit: Patni Computer Systems Limited

Karvy House, 46 Avenue 4, Street No. 1,

Banjara Hills, Hyderabad - 500 034

Tel: + 91 40 2342 0814- 824

Fax: + 91 40 2342 0814

E-mail: mailmanager@karvy.com

Company Secretary and Compliance Officer:

Arun Kanakal

Company Secretary cum Compliance Officer

Patni Computer Systems Limited

Akruti Softech Park, MIDC Cross Road No. 21,

Andheri (East), Mumbai - 400 093.

Tel: + 91 22 66930500

E-mail: arun.kanakal@patni.com

For queries relating to Financial Statements:

Vaishali Kariya

Manager-Investor Relations

Patni Computer Systems Limited

Akruti Softech Park, MIDC Cross Road No. 21,

Andheri (East), Mumbai - 400 093.

Tel: + 91 22 66930500

E-mail: investors@patni.com

Investor correspondence in the U.S.:

Gaurav Agarwal

Manager - Investor Relations

Patni Computer Systems Limited

One Broadway, Cambridge MA 02142

Tel.: +1 617 914 8360

E-mail: investors@patni.com

Name and address of the depositary bank for the purpose of ADS:

In the U.S.

The Bank of New York

Investor Services

P.O. Box 11258, Church Street Station

New York, NY 10286-1258

Toll Free Tel # for domestic US callers: 1-888-BNY-ADRS

International Callers can call: +1-212-815-3700

E-mail: shareowners@bankofny.com

Websites: http://www.stockbny.com

Name and address of the custodian in India for the purpose of ADS:

The Hongkong and Shanghai Banking Corporation Limited

Corporate, Investment Banking and Markets

Custody and Clearing

S.K. Ahire Marg, Worli, Mumbai - 400 030

Tel: + 91 22 2498 0000

Fax: + 91 22 2498 0040/ 2491 0040

E-mail ID: bomcnc1@hsbc.co.in

Dividend

The Board of Directors is pleased to recommend the payment of dividend for the year ended 31 December 2005 @ Rs.2.50 per share or 125 per cent. This dividend, if approved at the Annual General Meeting, shall be paid to all eligible members whose names appear on the Register of Members on 15 June 2006.

Dividend through Electronic Clearing Service (ECS)

The Company shall provide the facility of ECS to those shareholders in the locations where ECS is available.

In the balance locations, the Company shall issue dividend warrants. These warrants will be valid for a period of 90 days i.e. upto expiry of 23 September 2006. On the expiry of the validity period of the dividend warrants, these may be sent back to our Registrars and Transfer Agents for issue of demand drafts in lieu of the same at:

Karvy Computershare Private Limited

Unit: Patni Computer Systems Limited

Karvy House,

46 Avenue 4, Street No. 1

Banjara Hills, Hyderabad - 500 034.

Tel: +91 40 23420814-824

Fax: +91 40 23420814

Patni Insider Trading Policy

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is strictly monitoring its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2005 to 31 December 2005

Complaints	Received	Attended to	Pending
Non-Receipt of Refund Order	6	6	0
Non-Receipt of Dividend Warrant	30	30	0
Receipt of Refund Orders/Dividend warrants for corrections	74	74	0
Complaints Received from SEBI	6	6	0
Complaints Received from Stock Exchanges	0	0	0
Total	116	116	0

Shareholding Pattern as on 31 December 2005

	Category			No. of shares held	% of holding
A	Promoter’s Holding
1	Promoters
	Indian Promoters			15,595,500	11.32
	Foreign Promoters			20,364,198	14.78
2	Persons acting in concert			25,633,104	18.60
	Sub Total			61,592,802	44.70
B	Non Promoter Holding
I	Institutional Investors
1	Mutual Funds and UTI			2,326,257	1.69
2	Banks, Financial Institutions, Insurance
	Companies (Central, State Govt. Institutions
	/Non-Govt. Institutions)			152,921	0.11
3	Foreign Institutional Investors			25,832,841	18.75
	Sub Total			28,312,019	20.55
II	Others
1	Private Corporate Bodies			2,60,907	0.19
2	Indian Public			2,206,649	1.60
3	NRIs/ OCBs/FNs			92,120	0.07
4	Any other:
	a) Trust			100	0.00
	b) Clearing Members			3,954,476	2.87
	c) FCBs			41,379,326	30.03
	The Bank of New York (BONY) as a depository under ADS Offering	15,812,500	11.47%
	General Atlantic Mauritius Ltd. (GAML)	2,752,081	2.00%
	BONY as a depository for GAML	20,161,868	1.53%
	GE APC Technology Investment II Mauritius Ltd.	2,652,877	1.92%
	Sub Total			47,893,578	34.76
	Grand Total			137,798,399	100.00

Market Price Data:

Monthly highs, lows and volumes for Financial Year 2005

		BSE			NSE		Total Volume
	High	Low	Volume	High	Low	Volume	(BSE+NSE)
Month	Rs.	Rs.	Nos.	Rs.	Rs.	No.	No.
January 2005	387.95	355.80	781,835	389.10	353.65	1,577,526	2,359,361
February 2005	396.25	368.55	954,692	395.85	368.65	2,842,782	3,797,474
March 2005	395.85	364.70	1,043,185	396.20	363.65	1,670,775	2,713,960
April 2005	379.30	325.70	576,361	379.65	328.35	1,228,057	1,804,418
May 2005	354.40	329.00	1,157,765	354.70	328.55	1,152,459	2,310,224
June 2005	364.50	345.70	1,352,463	363.80	345.40	1,522,257	2,874,720
July 2005	367.30	348.55	1,699,617	367.50	347.90	1,937,176	3,636,793
August 2005	425.95	362.55	2,221,242	425.75	362.10	5,075,229	7,296,471
September 2005	458.25	416.05	2,147,913	458.05	414.00	7,354,184	9,502,097
October 2005	486.20	416.85	1,857,578	487.10	415.80	3,642,899	5,500,477
November 2005	472.20	435.05	771,158	472.35	437.65	2,380,201	3,151,359
December 2005	495.45	457.25	2,392,569	493.25	457.25	6,475,543	8,868,112

The number of shares outstanding is 101,824,031. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

Market movement:

Stock market data relating to equity shares listed in India.

Chart on Patni share price vs. Sensex from 25 February 2004 to 31 December 2005

Distribution of shareholding as on 31 December 2005

No. of equity shares held	No. of shareholders	%	No. of shares	%
1– 5000	27927	98.33%	1,750,464	1.27%
5001–10000	166	0.58%	127,235	0.09%
10001–20000	94	0.33%	143,484	0.10%
20001– 30000	51	0.18%	131,250	0.10%
30001–40000	27	0.10%	98,993	0.07%
40001–50000	15	0.05%	68,705	0.05%
50001–100000	32	0.11%	228,300	0.17%
100001 And Above	87	0.31%	99,275,600	72.04%
Total (excluding ADS)	28399	99.99%	101,824,031	73.89%
Equity shares underlying ADS	2	0.01%	35,974,368	26.11%
Total (including ADS)	28401	100.00%	137,798,399	100.00%

ADS listed at: NYSE in the U.S.

Ratio of ADS to Equity share: One ADS represents two underlying equity shares

ADS Symbol: PTI

The American Depositary Shares issued under ADS program were listed on the NYSE in the U.S. on 8 December 2005. The offer price was $20.34 per ADS.

Outstanding ADR

Our ADS are traded on the NYSE under the ticker symbol “PTI”. The ADS began trading on 8 December 2005. As of 31 December 2005, Outstanding ADSs are 79,06,250. Each ADS represents two underlying Equity Shares.

We have entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of Rs. 2/- each with the Depositary. The Depositary has executed and delivered to General Atlantic 20,161,868 ADRs representing such equity shares where each ADR represents one equity share of par value Rs.2 per share.

The addresses of offices / locations are given elsewhere in this Annual Report.

Certificate of Compliance with the Corporate Governance requirements under Clause 49 of the Listing Agreement

To the Members of Patni Computer Systems Limited

We have examined the compliance of the conditions of corporate governance by Patni Computer Systems Limited (“the Company”) for the year ended on 31 December 2005 as stipulated in Clause 49 of the Listing Agreement of the Company with the National Stock Exchange of India Limited and The Bombay Stock Exchange Limited.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of corporate governance referred to above. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the above mentioned Listing Agreements.

Based on confirmation received from the Company’s share transfer agent, and representations made by management, we report that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Share Transfer Agent/Investors Grievances Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For BSR & Co.

Chartered Accountants

Akeel Master

Partner

Membership No: 046768

Mumbai

26 April 2006

Ratios (As per US GAAP)

	2003	2004	2005
	consolidated	consolidated	consolidated

Ratios - growth
Revenues	33.3%	30.1%	37.9%
Operating profit	8.0%	39.3%	15.8%
PAT	38.5%	25.3%	11.3%
Basic and Diluted EPS	78.3%	13.4%	8.9%
Ratios - financial performance
Cost of revenues / Revenues	62.7%	62.0%	64.1%
Selling, general and administrative expenses / Revenues	19.8%	18.6%	20.0%
Operating profit / Revenues	17.4%	18.6%	15.6%
PBT / Revenues	18.6%	19.1%	16.6%
Taxation / Revenues	2.5%	2.4%	3.1%
PAT / Revenues	17.4%	16.7%	13.5%
Return on capital employed (ROCE)
(PBIT / Average Capital employed)	33.7%	28.0%	20.6%
Return on average networth (RONW) (PAT / Average Networth)	31.2%	24.3%	16.4%
Ratios - Balance Sheet
Debt Equity Ratio	0.0	0.0	0.0
Debtors Turnover (days)	82	80	60
Fixed assets turnover (days)	60	62	75
Current Ratio	4.2	5.4	4.8
Cash and Cash equivalents / Total Assets	43.2%	44.2%	52.6%
Cash and Cash equivalents / Revenues	38.7%	49.8%	64.5%
Per share data
Basic and Diluted EPS ($)	0.39	0.44	0.48
Book value per share ($)	1.45	2.31	3.30
No. of Employees	7,091	9,661	11,802

Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company

We, Narendra K Patni, Chairman & Chief Executive Officer and Deepak Sogani, Chief Financial Officer, of Patni Computer Systems Limited, certify that:

(a)           We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.              these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii.             these statements together present a true and fair view of the company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)           There are, to the best of our knowledge and belief, no transactions entered into by the company during the year which are fraudulent, illegal or violative of the company’s code of conduct.

(c)           We are responsible for establishing and maintaining internal controls and that we have evaluated the effectiveness of the internal control systems of the Company and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)           We have indicated to the auditors and the Audit committee:

(i)            significant changes in internal control during the year;

(ii)           significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(iii)          instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system.

Narendra K Patni	Deepak Sogani
Chairman & Chief Executive Officer	Chief Financial Officer

Place: Mumbai
Date: 25 April 2006

Standalone Financials Under Indian GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2005 and the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1.             As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (‘the Act’), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2.             Further to our comments in the Annexure referred to above, we report that :

a)             we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

b)            in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)             the Balance Sheet and the Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)            in our opinion, the Balance Sheet and the Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act, to the extent applicable;

e)             on the basis of written representation received from the directors of the Company, as at 31 December 2005 and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31 December 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act, and

f)             in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i.	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2005;

ii.	in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii.	in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.
Chartered Accountants

Mumbai	Akeel Master
Date : 1 February 2006	Partner
Membership No.: 046768

Annexure to the Auditors’ Report 31 December 2005

With reference to the Annexure referred to in paragraph 1 of the Auditors’ Report to the members of Patni Computer Systems Limited (‘the Company’) on the financial statements for the year ended 31 December 2005, we report that :

1.             (a)           The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)           The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c)           Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

2.             The Company is a service company, primarily rendering IT consulting and software development services. Accordingly, the Company does not hold inventories. Accordingly, matters specified in clause 4(ii) of the Order are not applicable to the Company.

3.             According to the information and explanations given to us, the Company has not granted or taken any loans, secured or unsecured, to/from companies, firms or other parties in the register maintained under Section 301 of the Act. Accordingly, Clause 4(iii)(b), 4(iii)(c) and 4(iii)(d) of the Order are not applicable to the Company.

4.             In our opinion, and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. In our opinion and according to the information and explanations given to us there is no continuing failure to correct major weaknesses in the internal control system.

5.             (a)           In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b)           In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6.             The Company has not accepted any deposits from the public.

7.             In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8.             The Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company.

9.             (a)           According to the information and explanations given to us and on the basis of our examination of the records of the Company, the Company is generally regular in depositing undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Customs duty, Cess and other material statutory dues with the appropriate authorities. As explained to us, the Company does not have any dues on account of Investor Education and Protection Fund, Excise duty and Service tax.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Customs duty, Cess and other material statutory dues were in arrears as at 31 December 2005 for a period of more than six months from the date they became payable.

(b)           According to the information and explanations given to us, there are no dues of Income tax, Sales tax, Wealth tax, Customs duty, and Cess which have not been deposited with the appropriate authorities on account of any dispute.

10.           The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11.           The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, the provisions of paragraph 4 (xi) of the Order are not applicable to the Company.

12.           According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of paragraph 4 (xii) of the Order are not applicable to the Company.

13.           In our opinion and according to the information and explanations given to us the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, the provisions of clause 4 (xiii) of the Order are not applicable to the Company.

14.           According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of paragraph 4(xiv) of the Order are not applicable to the Company.

15.           In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the company.

16.           The Company did not have any term loans outstanding during the year. Accordingly, the provisions of paragraph 4(xvi) of the Order are not applicable to the Company.

17.           According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long term investment.

18.           The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Act.

19.           According to the information and explanations given to us, the Company does not have any outstanding debentures during the year. Accordingly, the provisions of paragraph 4 (xix) of the Order are not applicable to the Company.

20.           We have verified the end-use of money raised by public issue as disclosed in the notes to the financial statements.

21.           According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For BSR & Co.
Chartered Accountants

Mumbai	Akeel Master
Date : 1 February 2006	Partner

Membership No.: 046768

Balance Sheet as at 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	Note	2005	2004
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	275,597	254,032
Reserves and surplus	4	20,145,180	13,176,003
		20,420,777	13,430,035
Loan funds
Secured loans	5	31,813	28,644
Deferred tax liability	17	70,848	115,071
		20,523,438	13,573,750
APPLICATION OF FUNDS
Fixed assets
Gross block	6	4,772,848	3,664,601
Less : Accumulated depreciation		2,092,600	1,599,183
Net block		2,680,248	2,065,418
Capital work-in-progress		1,209,278	241,368
		3,889,526	2,306,786
Investments	7	8,049,677	6,820,740
Deferred tax asset, net	17	11,877	7,968
Current assets, loans and advances
Sundry debtors	8	4,166,236	5,036,648
Cash and bank balances	9	5,706,226	202,874
Costs and estimated earnings in excess of billings		174,331	128,776
Loans and advances	10	407,645	350,368
		10,454,438	5,718,666
Less : Current liabilities and provisions
Current liabilities	11	1,047,347	612,046
Provisions	12	834,733	668,364
		1,882,080	1,280,410
Net current assets		8,572,358	4,438,256
		20,523,438	13,573,750

The accompanying notes form an integral part of this balance sheet.

As per attached report of even date.
For BSR & Co.		For and on behalf of the Board of Directors
Chartered Accountants

N K Patni	G K Patni	Arun Duggal	Pradip Shah
Chairman and CEO	Executive Director	Director	Director

Akeel Master
Partner			Arun Kanakal
Membership No. : 046768			Company Secretary

Mumbai			Mumbai
1 February 2006			1 February 2006

Profit and Loss Account for the year 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	Note	2005	2004
Income
Sales and service income		8,755,962	7,020,675
Other income	13	362,660	157,060
		9,118,622	7,177,735
Expenditure
Personnel costs	14	3,928,003	2,860,765
Selling, general and administration costs	15	2,063,700	1,236,851
Depreciation	6	600,345	470,077
Less : Transfer from revaluation reserve	4	81	81
Interest costs	16	40,787	1,453
Initial public offering related expenses	3	—	46,182
		6,632,754	4,615,247
Profit for the year before prior period items and taxation		2,485,868	2,562,488
Prior period items	31	43,423	—
Profit for the year before taxation		2,442,445	2,562,488
Provision for taxation (prior periods)	17	113,196	—
Provision for taxation - Fringe benefits		30,349	—
Provision for taxation	17	354,771	257,073
Profit for the period after taxation		1,944,129	2,305,415
Profit and loss account, brought forward		6,694,146	4,901,938
Amount available for appropriation		8,638,275	7,207,353
Dividend on equity shares		344,684	249,994
Dividend tax		50,733	32,671
Transfer to general reserve		194,413	230,542
Profit and loss account, carried forward		8,048,445	6,694,146
Earnings per equity share of Rs. 2 each
• Basic		15.46	18.73
• Diluted		15.25	18.58
Weighted average number of equity shares outstanding during the year
• Basic		125,736,592	123,066,042
• Diluted		127,457,632	124,084,992

The accompanying notes form an integral part of this profit and loss account.

As per attached report of even date.
For BSR & Co.		For and on behalf of the Board of Directors
Chartered Accountants

N K Patni	G K Patni	Arun Duggal	Pradip Shah
Chairman and CEO	Executive Director	Director	Director

Akeel Master
Partner			Arun Kanakal
Membership No. : 046768			Company Secretary

Mumbai			Mumbai
1 February 2006			1 February 2006

Cash Flow Statement for the year ended 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	2005	2004
Cash flows from operating activities
Profit before taxation	2,442,445	2,562,488
Adjustments:
Depreciation	600,263	469,996
(Profit)/loss on sale of fixed assets, net	(133,957)	18,699
(Profit) on sale of investments, net	(49,395)	(6,544)
Provision for decline in the fair value of investment	29	(263)
Dividend income	(109,439)	(156,815)
Interest income	(45,584)	(2,420)
Interest expense	1,384	1,453
Provision for doubtful debts and advances	(22)	1,744
Initial public offering related expenses	—	46,182
Unrealised foreign exchange loss	28,332	106,228
Reversal of impairment loss	(14,043)	—
Operating cash flows before working capital changes	2,720,013	3,040,748
Decrease/(increase) in sundry debtors	845,332	(1,987,214)
(Increase) in cost and estimated earnings in excess of billings	(45,560)	(12,233)
(Increase) in loans and advances	(57,776)	(187,189)
Increase/(decrease) in billings in excess of cost and estimated earnings	12,612	(13,429)
Increase in sundry creditors	46,592	23,998
Increase in advance from customers	304	1,978
Increase/(decrease) in payables to subsidiary companies	10,051	(69,101)
Increase in other liabilities	362,913	45,963
(Decrease)/increase in provision for retirement benefits	(26,899)	86,140
Cash generated from operations	3,867,582	929,661
Income taxes paid	(463,327)	(276,335)
Net cash provided by operating activities (A)	3,404,255	653,326
Cash flows from investing activities
Purchase of fixed assets	(2,226,312)	(985,645)
Sale of fixed assets	191,232	23,077
Purchase of non trade investments	(15,342,162)	(11,123,127)
Sale of non trade investments	14,162,597	10,129,315
Investment in subsidiary	—	(1,598,962)
Dividend received	109,439	156,815
Interest received	45,584	2,420
Net cash used in investing activities (B)	(3,059,622)	(3,396,107)

	2005	2004
Cash flows from financing activities
Issue of equity shares (net of shares issue expenses)	5,442,110	2,886,585
Share application money received pending allotment	—	4,038
Dividend paid, including dividend tax	(285,175)	(140,739)
Interest paid	(1,384)	(1,453)
Proceeds from finance lease obligations incurred	17,683	17,689
Finance lease obligations repaid	(14,515)	(13,654)
Net cash provided by financing activities (C)	5,158,719	2,752,466
Net increase in cash and cash equivalents during the year (A+B+C)	5,503,352	9,685
Cash and cash equivalents at the beginning of the year	202,874	193,189
Cash and cash equivalents at the end of the year	5,706,226	202,874
Notes to the Cash flow statement
Cash and cash equivalents consist of cash on hand and balances with banks.
Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.
Cash in hand	14,975	4,707
Balance with banks:
• Current accounts	5,638,914	130,688
• Exchange earners foreign currency account	62,653	65,825
• Effect of changes in Exchange rate	(10,316)	1,654
	5,706,226	202,874

For BSR & Co.		For and on behalf of the Board of Directors
Chartered Accountants

N K Patni	G K Patni	Arun Duggal	Pradip Shah
Chairman and CEO	Executive Director	Director	Director

Akeel Master
Partner			Arun Kanakal
Membership No. : 046768			Company Secretary

Mumbai			Mumbai
1 February 2006			1 February 2006

Notes to the Financial Statements for the year ended 31 December 2005

(Currency : in thousands of Indian Rupees except share data)

1              Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978 under the Indian Companies Act, 1956. On 18 September 2003, theCompany converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,400,000 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs 2 each fully paid-up.

Patni owns 100% equity interest in Patni Computer Systems, Inc. USA, a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Computer Systems Inc. acquired 100% equity interest in The Reference Inc., a company incorporated in USA. Patni also has foreign branches offices in USA, Japan, Sweden, Korea, Netherlands and Australia. In November 2004, Patni Computer Systems, Inc., USA, acquired 100% equity in Patni Telecom Solutions Inc., - USA (formerly Cymbal Corporation) and its subsidiaries.

Patni is primarily engaged in the business of IT consulting and software development. Most of the business of Patni is subcontracted from its subsidiary companies in the USA, UK and Germany. The Company provides multiple service offerings to its clients across various industries comprising financial services, manufacturing companies and others such as energy and utilities, telecom, retail and hospitality companies.The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2              Principal accounting policies

2.1          Basis of preparation of financial statements

The accompanying financial statements have been prepared under the historical cost convention with the exception of land and buildings, which have been revalued, on the accrual basis of accounting, in accordance with the relevant provisions of the Companies Act,1956 and comply with the Accounting Standards (‘AS’) issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable.

The preparation of the financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in current and future periods.

2.2          Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (SLM) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period
or the useful life of the
assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	8
Office equipments	5
Vehicles	5

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.3          Leases

In accordance with Accounting Standard 19 “Accounting for leases” issued by the ICAI, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

2.4          Revenue and cost recognition

The Company derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation and satellite link costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the period in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings” represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognised. Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related revenues are earned, as services performed during set up period do not result in the culmination of a seperate earnings process.

Revenue on maintenance contracts is recognized on a straight-line basis over the period of the contract.

Revenue recognition is postponed in instances wherein the conditions for revenue recognition are not met. Related costs are also deferred in such instances, subject to management’s assessment of realisability.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

2.5          Employee retirement and other benefits

Contributions to the provident fund, which is a defined contribution scheme, are charged to the profit and loss account in the period in which the contributions are incurred.

Gratuity, pension and leave encashment costs, which are defined benefits, are based on actuarial valuations carried out by an independent actuary at the balance sheet date.

The Company provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. The Company makes provision for such compensatory absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.6          Foreign currency transactions

India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currencies denominated monetary assets and monetary liabilities at the balance sheet date are translated at the exchange rate prevailing on the date of the balance sheet. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of current assets and liabilities are recognised in the profit and loss account other than those exchange differences arising in relation to liabilities incurred for acquisition of fixed assets, which are adjusted to the carrying value of the underlying fixed assets.

The accounting standard on “The effect of changes in foreign exchange rates” was revised and comes into effect in respect of accounting periods commencing on or after 1 April 2004. This standard prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading / speculation purposes. Further it has been clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment of a highly probable forecast transaction. Upto 31 December 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognised as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective 1 January 2005 for contracts entered into after the date of adoption. In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the Company values these contracts based on the spot rate at the balance sheet date and the resultant gain or loss is included in the profit and loss account. Since the revised accounting standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or of a highly probable forecast transaction, the Company has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on these hedges is measured based on the movement in the spot rate at the inception of the contract and the spot rate at period end (or the spot rate used to measure the gain or loss on that contract for an earlier period). In respect of effective hedges, such gain or loss is recorded in the foreign currency translation reserve until the hedged transaction occur and then recognised in the profit and loss account. In the absence of an effective hedge, the gain or loss is immediately recognised in the profit and loss account.

The premium or discount on all forward exchange contracts arising at the inception of each contract is amortised as income or expense over the life of the contract.

Gains/losses on cancellation of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur.

Consequent to the above changes in the accounting policy, the profit for the nine months ended 30 September 2005 was reflected lower by Rs 2,013 and the Reserves and surplus lower by Rs 16,842.

In January 2006, ICAI has issued an announcement on applicability of the accounting standard, “The Effects of Changes in Foreign exchange rates”, in respect of exchange differences arising on a forward exchange contract entered into hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. It states that hedge accounting, in its entirety, including hedge of a firm commitment or a highly probable forecast transaction, is proposed to be dealt with in the Accounting Standard on ‘Financial Instruments : Recognition and Measurement, which is under formulation. It further states that pending the issuance of this proposed accounting standard, exchange differences arising on the forward exchange contracts entered into to hedge the foreign currency risks of a firm commitment or a highly probable forecast transaction should be recognised in the statement of profit and loss in the reporting period in which the exchange rate changes. Any profit or loss arising on renewal or cancellation of such contracts should be recognised as income or expense for the period.

Consequently, the amount accounted as foreign currency translation reserve of Rs. 45,895 upto December 2005 has been reversed and recognised as an expense in the statement of profit and loss in December 2005.

Foreign branch office operations

Revenue items other than depreciation costs are translated into the reporting currency at monthly average exchange rates. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets.

Net exchange difference resulting from translation of items in the financial statements of the foreign branches is recognised in the profit and loss account.

2.7          Investments

Long-term investments are stated at cost, and provision is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments.

Current investments are carried at lower of cost and fair value, and provision is made to recognise any decline in the carrying value.

2.8          Taxation

Income tax expense comprises current tax expense and deferred tax expense or credit. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act,1961. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilties of a change in tax rates is recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assest can be realised. Other deferred tax assets are recognised only if there is a reasonable certainity that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2010. In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday period resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday period do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.9          Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.10        Contingencies

Loss contingencies arising from claims, litigations, assessment, fines, penalty etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

3              Share capital

	2005	2004
Authorised
250,000,000 (2004: 250,000,000) equity shares of Rs 2 each	500,000	500,000
Issued, subscribed and paid-up
137,798,399 (2004: 124,997,009) equity shares of Rs 2 each fully paid	275,597	249,994
Share application money (Refer note below)	—	4,038
	275,597	254,032

Of the above, 14,500,000 equity shares of Rs 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs 29,000.

In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs 10 each into 5 equity shares of Rs 2 each.

The above also includes 46,867,500 equity shares of Rs 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs 93,735.

In December 2002, in pursuance of Section 77A of the Indian Companies Act, 1956, Patni completed buy back of 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs 3,301, has been transferred from general reserve to capital redemption reserve (Refer note 4).

In August 2003, the Company allotted 37,140,283 equity shares of Rs 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs. 74,281.

In February 2004, Patni completed initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs 2 each were issued at a premium of Rs 228 aggregating Rs 3,085,496. In respect of above, the Company incurred IPO related expenditure aggregating Rs 225,274. Proportionate variable IPO related expenditure pertaining to the shares sold by the existing shareholders has been debited to the profit and loss account and the balance has been adjusted against share premium in accordance with Section 78 of the Companies Act, 1956.

In December 2005, Patni issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs. 369,406 has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

Refer note 24 for employee stock compensation plans.

4              Reserves and surplus

	2005	2004
Land revaluation reserve
• Balance carried forward	7,935	7,935
Building revaluation reserve
• Balance brought forward	1,596	1,677
• Transfer to profit and loss account	(81)	(81)
	1,515	1,596
Capital redemption reserve
• Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
• Balance brought forward	5,331,763	2,426,148
• Share premium received on issue of equity shares (Refer note 3)	5,789,952	3,081,683
• Share premium utilized in connection with share issue expenses incurred during the period (Refer note 3)	(369,406)	(176,068)
	10,752,309	5,331,763
General reserve
• Balance brought forward	887,262	656,720
• Transfer from profit and loss account	194,413	230,542
	1,081,675	887,262
Profit and loss account, balance carried forward	8,048,445	6,694,146
	20,145,180	13,176,003

5              Secured loans

	2005	2004
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	31,813	28,644

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6             Fixed assets

	Land (Freehold)	Land (Leasehold)	Buildings and leasehold improvements	Computer software	Computers and other service	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Total as at 31 December 2005	Total as at 31 December 2004
Gross block
As at 1 January 2005	9,019	203,021	847,529	585,929	1,045,900	205,233	287,236	398,322	82,412	3,664,601	2,978,497
Additions during the year	—	6,696	293,401	205,200	298,037	100,196	118,617	208,843	27,411	1,258,401	787,843
Deletions during the year	—	40,011	9,190	—	47,734	11,632	6,756	17,502	17,329	150,154	101,739
As at 31 December 2005	9,019	169,706	1,131,740	791,129	1,296,203	293,797	399,097	589,663	92,494	4,772,848	3,664,601
Accumulated depreciation
As at 1 January 2005	—	17,643	95,697	228,005	803,243	81,071	151,603	179,104	42,817	1,599,183	1,189,069
Charge for the year	—	3,145	35,419	150,190	236,591	30,313	58,387	67,074	19,226	600,345	470,077
Deletions during the year	—	16,957	7,973	—	47,273	8,325	4,286	9,403	12,711	106,928	59,963
As at 31 December 2005	—	3,831	123,143	378,195	992,561	103,059	205,704	236,775	49,332	2,092,600	1,599,183
Net block as at 31 December 2005	9,019	165,875	1,008,597	412,934	303,642	190,738	193,393	352,888	43,162	2,680,248	2,065,418
Net block as at 31 December 2004	9,019	185,378	751,832	357,924	242,657	124,162	135,633	219,218	39,595	2,065,418

Notes:

1.                     Gross block of computers, computer software and other service equipments at 31 December 2005 includes exchange gain capitalised during the year aggregating

Rs 110 (2004: 2,946).

2.                     Gross block of vehicles as of 31 December 2005 includes assets acquired on lease, refer note 22.

7              Investments

	2005	2004
Long term (at cost)
Trade
Unquoted
Investment in Subsidiary companies
50,000 (2004: 50,000) equity shares of 1 pound each fully paid of Patni Computer Systems (UK Limited)	2,409	2,409
Contribution of Euro 150,000 (2004: Euro 150,000) towards Capital of Patni Computer Systems GmbH	6,076	6,076
7,500 (2004: 7,500) equity shares fully paid of Patni Computer Systems, Inc. (no par value)	3,571,561	3,571,561
	3,580,046	3,580,046

	2005	2004
Short term (at lower of cost or fair value)
Non-trade
Quoted
9,384,472 units (2004: Nil) Birla Cash Plus - Institutional Premium Growth Plan	100,000	—
10,000,000 units (2004: Nil) Deutsche Fixed Term Fund - Series 7	100,000	—
10,000,000 units (2004: Nil) Deutsche Fixed Term Fund - Growth option	100,000	—
9,880,642 units (2004: Nil) D6 - Deutsche Short Maturity Fund - Md -	100,000	—
6,993,007 units (2004: Nil) G60 GSSIF - St - Plan C - Monthly Dividend	70,000	—
12,412,862 units (2004: Nil) G63 GSSIF - Short Term - Plan C Growth 21349 / 70	125,000	—
9,576,067 units (2004: Nil) of ABN Amro Cash Fund - Institutional Growth	100,000	—
14,086,623 units (2004: Nil) of GCCG Grindlays Cash Fund - Inst. Fund C Growth	150,000	—
10,000,000 units (2004: Nil) of G9 Grindlays Fixed Maturity - 18th Plan - Dividend	100,000	—
5,000,000 units (2004: Nil) G104 Grindlays Fixed Maturity - 4th Plan B Growth	50,000	—
11,073,543 units (2004: Nil) of Kotak Liquid (Institutional Premium) - Growth Plan	150,000	—
15,561,332 units (2004: Nil) of I-262 ING Vysya Liquid Fund Super Institutional - WD	155,862	—
10,000,000 units (2004: Nil) I244 ING Vysya Fixed Maturity Fund Series - IV Growth	100,000	—
10,000,000 units (2004: Nil) Reliance Fixed Maturity Fund - Annual Plan Series1 Growth Option	100,000	—
10,118,100 units (2004: Nil) R8-Reliance Fixed Maturity Fund - Qtrly Plan-II Series II Dividend Option	101,181	—
5,000,000 units (2004: Nil) Principal Deposit Fund Growth - March’ 05	50,000	—
10,000,000 units (2004: Nil) Principal Deposit Fund (FMP-3-20) 91 Days Plan	100,000	—
2,990,937 units (2004: Nil) Principal Income Fund - Short Term Instl.Plan - Md	30,000	—
13,085,466 units (2004: Nil) Principal Income Fund Short Term Instl. Plan - Growth Plan	150,000	—
6,978,624 units (2004: Nil) RLF - Treasury Plan - Retail Option - Monthly Dividend	100,367	—
15,000,000 units (2004: Nil) DSP Merrill Lynch Fixed Term Plan Series IA Dividend	150,000	—
20,000,000 units (2004: Nil) UTI - Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	200,000	—
10,766,076 units (2004: Nil) of OCFPWD HSBC Cash Fund - Institutional Plus Weekly Dividend	107,751	—
14,190,973 units (2004: Nil) of H16- Oisid HSBC Cash Fund - Institutional Plus Growth	150,000	—
3,426,447 units (2004: Nil) OISIG HSBC Income Fund - Short Term Inst. - Growth	40,000	—
68,451 units (2004: Nil) of TLSW01 Tata Liquid Super High Investment Funds - Weekly Dividend	77,615	—
121,417 units (2004: Nil) of TLSG01 Tata Liquid Super High Investment Funds - Appreciation	150,000	—
7,144,745 units (2004:Nil) of HDFC Cash Management Fund -Saving Plan - Growth	100,000	—
14,345,967 units (2004: Nil) of Principal Cash Management Fund Liquid Option – Institutional Premium Plan Growth	150,000	—
100,003 units (2004: Nil) Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	100,000	—

	2005	2004
5,475,209 units (2004: Nil) B332G Birla Bond Plus - Instl. - Growth	70,000	—
5,000,000 units (2004: Nil) Birla Fixed Term Plan Series A - Dividend - Reinvestment	50,000	—
8,111,155 units (2004: Nil) Kotak Bond (Short Term) - Growth	100,000	—
9,487,087 units (2004: Nil) Kotak FMP Series XII - Dividend 90 Days	94,871	—
20,535,736 units (2004: Nil) TSTG TATA ST Bond Fund - Growth 441363/58	250,000	—
5,000,000 units (2004:Nil) TFHAG1 Tata Fixed Horizon Fund Series 1 Plan A (371 Days Maturity) Growth	50,000	—
10,000,000 units (2004: Nil) DSP Merrill Lynch Fixed Term Plan Series I Dividend	100,000	—
9,981,703 units (2004: 35,518,398) Birla Cash Plus - Institutional Premium Dividend Plan Weekly	100,065	355,987
8,034,378 units (2004: 5,442,680) of GCCW Grindlays Cash Fund - Inst. Fund C Weekly Dividend	80,360	54,436
10,689,205 units (2004: 26,835,640) of Kotak Liquid (Institutional Premium) - Weekly Dividend	107,207	269,079
15,850 units (2004:141,841) of Templeton India Treasury Management Account - Weekly Dividend Reinvestment	15,863	141,954
155,139 units (2004: Nil) of D50 DSP Merill Lynch Liquidity Fund - Inst. Weekly Dividend	155,237	—
975,523 units (2004: 7,525,628) of HDFC Cash Management - Savings Plan - Weekly Dividend Reinvestment Option	10,363	79,976
2,796,428 units (2004: 41,873,527) of Principal Cash Management Fund Liquid Option - Institutional Premium Plan Weekly Dividend	27,973	418,721
Nil units (2004: 4,983,105) of D50 DSP Merill Lynch Liquidity Fund - Weekly Dividend	—	61,798
Nil units(2004:23,000,000) J 120 JM Fixed Maturity Plan - YSW - Growth Option	—	230,000
Nil units (2004: 48,835,265) of Deutsche Insta Cash Plus Fund - Institutional Monthly Dividend	—	488,489
Nil units (2004: 5,000,000) of G40 Grindlays Fixed Maturity - 3rd Plan - Dividend	—	50,000
Nil units (2004: 15,000,000) of Reliance Fixed Term Scheme Annual Plan - Growth Option	—	150,000
Nil units (2004: 12,000,000) Principal Deposit Fund (FMP-6) 371 days plan growth	—	120,000
Nil units (2004: 52,422,054) of OCIMD HSBC Cash Fund - Institutional Monthly Dividend	—	524,162
Nil units (2004: 6,788,420) of S31 Tata Liquid Super High Investment Funds - Weekly Dividend	—	76,104
Nil units (2004:12,004,290) of HDFC Fixed Investment Plan - June 2004 - Growth	—	120,043
Nil units (2004:10,000,000) of HDFC Fixed Investment Plan - July 2004 - Growth	—	100,000
	4,469,715	3,240,749
Less: Provision for decline in the fair value of investments	(84)	(55)
Total	8,049,677	6,820,740
Aggregate value of quoted investments (market value Rs 4,528,188; 2004 : Rs 3,261,633)	4,469,631	3,240,694
Aggregate value of unquoted investments	3,580,046	3,580,046

Refer note 26 for summary of investments purchased and sold during the year.

8              Sundry debtors

	2005	2004
(Unsecured)
Debts outstanding for a period exceeding six months
• considered good	5,817	1,530,858
• considered doubtful	23,779	24,301
	29,596	1,555,159
Other debts
• considered good	4,160,419	3,505,790
• considered doubtful	—	—
	4,160,419	3,505,790
Less: Provision for doubtful debts	23,779	24,301
	4,166,236	5,036,648

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate Rs 3,852,041 (2004: Rs 4,875,055). This consists of debts due from Patni Computer Systems, Inc. aggregating Rs  3,551,446 (2004 : Rs 4,588,026); Patni Computer Systems (UK) Limited aggregating Rs 221,224 (2004 : Rs 224,411), Patni Computer Systems GmbH aggregating Rs 34,901 (2004 : Rs  62,123), and Patni Telecom Solutions Pvt ..Ltd. Rs. 44,470 (2004 : Rs.495).

9              Cash and bank balances

	2005	2004
Cash on hand	14,975	4,707
Balances with scheduled banks in current account	168,984	121,693
Balances with non scheduled banks in current account (Refer note 27)	5,522,267	76,474
	5,706,226	202,874

10           Loans and advances (Unsecured)

	2005	2004
Advances recoverable in cash or in kind or for value to be received	147,098	91,189
Advances to companies under the same management
PCS Technology Limited	—	10
(Maximum amount of outstanding during the year; Rs 10 : 2004: Rs 13)
Security deposits with companies under the same management
Ashoka Computer Systems Private Limited	2,732	3,336
(Maximum amount of outstanding during the year; Rs 3,336 : 2004: Rs 3,336)
PCS Cullinet Private Limited	2,766	3,334
(Maximum amount of outstanding during the year; Rs 3,334 : 2004: Rs 3,334)
PCS Finance Limited	2,810	3,303
(Maximum amount of outstanding during the year; Rs 3,303: 2004: Rs 3,303)
	8,308	9,973
Other deposits	250,469	246,671
Loan to employees	2,805	3,060
	408,680	350,903
Less: Provision for doubtful loans and advances	1,035	535
	407,645	350,368

11           Current liabilities

	2005	2004
Sundry creditors	121,366	73,687
Payable to subsidiary companies	35,769	24,071
Billings in excess of cost and estimated earnings	13,797	1,185
Advance from customers	2,530	2,226
Unclaimed dividend *	187	92
Other liabilities	873,698	510,785
	1,047,347	612,046

* There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12           Provisions

	2005	2004
Provision for taxation (net of advance tax 2005: 1,222,896, 2004: Rs 779,769)	133,947	50,826
Provision for retirement benefits	307,974	334,873
Dividend on equity shares	344,496	249,994
Dividend tax	48,316	32,671
	834,733	668,364

13           Other income

	2005	2004
Dividend on non-trade investments	109,439	156,815
Dividend from subsidiary	—	825
Profit on sale of non-trade investments, net	49,395	6,544
Profit / (Loss) on sale of fixed assets, net	133,957	(18,699)
Interest from:
• Loan to employees	259	322
• Bank deposits (tax deducted at source; Rs 189; 2004: Rs 47)	12,167	340
• Others	33,158	1,758
Miscellaneous income	24,285	9,155
	362,660	157,060

14           Personnel costs

	2005	2004
Salaries, bonus and allowances, including overseas employee expenses	3,528,684	2,449,313
Contribution to provident and other funds	168,389	132,429
Staff welfare	177,621	124,755
Pension, gratuity and leave encashment costs	53,309	154,268
	3,928,003	2,860,765

15           Selling, general and administration costs

		2005	2004
	Travel and conveyance	457,617	269,475
	Legal and professional fees	255,636	149,196
	Rent	317,836	156,480
	Postage and communication	166,895	133,612
	Electricity	159,481	105,291
	Advertisement and publicity	42,476	35,983
	Software consumables	23,370	22,379
	Rates and taxes	20,919	32,689
	Recruitment charges	31,266	17,188
	Insurance	31,925	20,515
	Training fees	37,636	16,034
	Printing and stationery	26,447	26,694
	Subscription, registration and license fee	7,219	8,897
	Foreign exchange loss/(gain, net)	232,614	66,993
Repairs and maintenance	• computers	99,420	64,567
	• building	25,562	15,787
	• others	25,907	14,846
	Provision for decline in the fair value of investment	29	(263)
	Provision for doubtful debts and advances	(22)	1,744
	Miscellaneous expenses	101,467	78,744
		2,063,700	1,236,851

16           Interest costs

	2005	2004
Interest on finance lease obligations	1,341	1,453
Interest on loans from banks and financial institutions	43	—
Interest on tax assessments	30,248	—
Interest on others	9,155	—
	40,787	1,453

17           Taxes

	2005	2004
Provision for tax expense consists of the following:
Current taxes
• Indian	78,519	6,990
• Foreign (Refer note 1 below)	310,855	231,131
	389,374	238,121
Deferred tax expense / (credit)
• Indian	(3,909)	(17,131)
• Foreign	(30,694)	36,083
	(34,603)	18,952
	354,771	257,073
Provision for tax expense (prior period) consists of the following:
Current taxes
• Foreign	126,725	—
	126,725	—
Deferred tax expense / (credit)
• Foreign	(13,529)	—
	(13,529)	—
	113,196	—
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	52,571	57,092
Provision for bad and doubtful debts	2,908	2,534
Others	1,017	1,312
Depreciation	(44,619)	(52,970)
Total deferred tax asset, net	11,877	7,968
US branch profit taxes	(70,848)	(115,071)
Total deferred tax liability	(70,848)	(115,071)

During the year, the Company has sold leasehold land for a consideration of Rs 175,000 and recognised a gain of Rs 135,975. The Company plans to reinvest proceeds from this sale in prescribed securities for a period of three years so as to realise the gain on sale in a tax free manner, as required by the Income Tax law.

18           Auditors remuneration

	2005	2004
Remuneration to auditors consists of the following:
Audit fees	5,139	4,700
Other services	337	341
Out of pocket expenses	370	184
	5,846	5,225

19           Segmental information

In accordance with paragraph 4 of Accounting Standard 17 “Segment Reporting” issued by the ICAI, the Company has presented segmental information only on the basis of the consolidated financial statements (Refer note 19 of the consolidated financial statements)

20           Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names

1	Subsidiaries	1)	Patni Computer Systems, Inc.,USA
		2)	Patni Computer Systems (U.K.) Ltd.
		3)	Patni Computer Systems GmbH
		4)	The Reference Inc.
		5)	Patni Telecom Solutions Inc (formerly Cymbal Corporation)
		6)	Patni Telecom Solutions (UK) Limited (formerly Cymbal Corporation Ltd.)
		7)	Patni Telecom Solutions Pvt. Ltd. (formerly Cymbal Information Services Pvt. Ltd.)
		8)	Cymbal Information Services (Thailand) Limited
2	Affiliates	1)	PCS Technology Limited (formerly known as PCS Industries Ltd.)
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.
3	Key management personnel	1)	Mr. N. K. Patni
		2)	Mr. A. K. Patni
		3)	Mr. G. K. Patni
4	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
5	Others	1)	Ravindra Patni Family Trust

(b) Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest	Others
Transactions during the year ended 31 December 2005
Remuneration	—	—	118,178	—	—
Sales and service income	7,363,875	—	—	—	—
Interest income	31,269	—	—	—	—
Purchase of fixed assets	9,799	—	—	—	—
Professional fees	8,819	—	—	—	—
Reimbursement of expenses by subsidiaries/affiliates	490,007	—	—	—	—
Rent and other expenses	—	11,683	—	60	—
Donations	—	—	—	—	2,500
Amounts incurred by subsidiary on behalf of the Company	107,484	—	—	—	—
Amounts repaid to subsidiary	83,826	—	—	—	—
Balances at 31 December 2005
Investments	3,580,046	—	—	—	—
Security deposits	—	8,338	—	3,000	—
Debtors	3,852,041	—	—	—	—
Amounts recoverable	—	—	—	—	—
Amounts payable	35,769	781	—	37	—
Proposed dividend	—	45,638	44,261	160,899	—
Remuneration payable to the directors	—	—	1,116	—	—
Provision for pension benefits	—	—	267,968	—	—
Guarantees given	—	150,000	—	—	—
Transactions during the year ended 31 December 2004
Remuneration	—	—	124,437	—	—
Sales and service income	6,050,545	—	—	—	—
Professional fees	9,000	—	—	—	—
Reimbursement of expenses by subsidiaries/affiliates	304,280	36	—	—	—
Rent and other expenses	—	13,467	—	241	—
Donations	—	—	—	—	2,500
Dividend income	825	—	—	—	—
Amounts incurred by subsidiary on behalf of the Company	176,119	—	—	—	—
Investments in subsidiary	1,598,962	—	—	—	—
Amounts repaid to subsidiary	244,498	—	—	—	—
Balances at 31 December 2004
Investments	3,580,046	—	—	—	—
Security deposits	—	9,973	—	3,000	—
Debtors	4,875,055	—	—	—	—
Amounts recoverable	—	10	—	—	—
Amounts payable	24,071	1,732	—	193	—
Proposed dividend	—	36,511	35,409	118,610	—
Remuneration payable to the directors	—	—	1,029	—	—
Provision for pension benefits	—	—	289,188	—	—
Guarantees given	—	150,000	—	—	—

Refer note 28 for Managerial remuneration

21           Reconciliation of basic and diluted shares used in computing earnings per share

	2005	2004
Number of shares considered as basic weighted average shares outstanding	125,736,592	123,066,042
Add: Effect of dilutive issues of stock options	1,721,040	1,018,950
Number of shares considered as weighted average shares and potential shares outstanding	127,457,632	124,084,992

22           Leases

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company, however it contains a renewal clause. Fixed assets include the following amounts in relation to the above leased assets:

As at	2005	2004
Gross block of vehicles	56,503	46,610
Less: Accumulated depreciation	24,486	18,066
Net block	32,017	28,544

Future minimum lease payments in respect of the above assets as at 31 December 2005 are summarised below:

	Minimum lease	Finance	Present value of minimum
	payments	charge	lease payments
Amount due within one year from the balance sheet date	13,988	939	13,049
Amount due in the period between one year and five years	19,453	688	18,765
	33,441	1,627	31,814

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancelable operating leases as at 31 December 2005 are summarised below:

As at	2005	2004
Amount due within one year from the balance sheet date	223,582	191,895
Amount due in the period between one year and five years	186,359	325,628
	409,941	517,523

Rent expense for all operating leases for the year ended 31 December 2005 aggregated Rs 317,836 (2004: Rs 156,480)

23           Capital and other commitments

	2005	2004
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,010,802	1,111,437
Corporate guarantee	150,000	150,000
Outstanding forward contracts	3,470,390	4,491,830
Unamortised income in respect of forward contracts	10,748	4,917
Bank guarantees	18,011	15,504
Letters of credit	24,672	2,503
	4,684,623	5,776,191

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Corporate guarantee includes guarantee given to Standard Chartered Bank on account of PCS Technology Limited in consideration of granting advances, credit and other banking facilities.

Outstanding forward contracts represents the total value of forward contracts entered into by the company.

Guarantees given by a bank on behalf of Patni amounted Rs.15,504 and Rs. 18,011 as at December 31, 2004 and 2005 and letter of credit issued by bank was Rs 2,503 and Rs 24,672 as at December 31, 2004 and 2005.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

24           Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Companyis authorized issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. A compensation committee consituted by the Board of Directors of the Company administers the plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options* activity under the plan is as follows:

* Includes stock options granted to employees of subsidiary companies

	Year ended 31 December 2005
	Shares arising		Weightage average remaining
	out of options	Range of exercise prices	contractual life (months)
Outstanding at the beginning of the year	2,352,015	145	75
	100,000	254	84
	2,750,632	338	87
Granted during the year	190,000	381	90
Granted during the year	670,710	451	90
Forfeited during the year	(113,900)	145	—
Forfeited during the year	(198,625)	338	—
Forfeited during the year	(45,500)	145	—
Forfeited during the year	(50,000)	338	—
Forfeited during the year	(9,000)	381	—
Exercised during the year	(433,065)	145	—
Exercised during the year	(28,000)	338	—
Outstanding at the end of the year	1,759,550	145	67
	100,000	254	72
	2,474,007	338	75
	181,000	381	81
	670,710	451	87
Exercisable at the end of the year	663,242	145	67
Exercisable at the end of the year	25,000	254	72
Exercisable at the end of the year	597,502	338	75

	Year ended 31 December 2004
	Shares arising		Weightage average remaining
	out of options	Exercise prices	contractual life (months)
Outstanding at the beginning of the year	2,733,700	145	86
Granted during the year	100,000	254	90
Granted during the year	2,750,632	338	90
Forfeited during the year	(192,875)	145	—
Exercised during the year	(188,810)	145	—
Outstanding at the end of the year	2,352,015	145	75
	100,000	254	84
	2,750,632	338	87
Exercisable at the end of the year	446,396	145	56

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

2005
Profit for the year after taxation as reported	1,944,129
Add Stock based employee compensation deteremined under the intrinsic value method	—
Less Stock based employee compensation deteremined under the fair value method	154,383
Pro-forma profit	1,789,746
Reported earnings per equity share of Rs 2 each
• Basic	15.46
• Diluted	15.25
Pro-forma earnings per equity share of Rs 2 each
• Basic	14.23
• Diluted	14.04

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April, 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

2005
Dividend yield	0.53% to 0.54%
Expected life	2 to 5 years
Risk free interest rates	5.74% to 6.73%
Expected volatility *	28% to 50%

* Expected volatility is computed based on historical share price movement since February 2004

25           Amounts due to small scale industrial undertakings

Based on the information and records available with the Company, no amounts are payable to small scale industrial undertakings at 31 December 2005 which are outstanding for more than 30 days (2004: Nil)

26           Summary of investments purchased and sold during the period

Investments purchased during the year ended 31 December 2005 (non-trade)

	Year ended 31 December 2005
	Units	Cost of purchase
Liquidity Fund
Birla Cash Plus - Institutional Premium Dividend Plan Weekly	84,908,970	851,136
D50 DSP Merrill Lynch Liquidity Fund - Inst.-Weekly Dividend	304,962	305,163
D50 DSP Merrill Lynch Liquidity Fund - Weekly Dividend	14,174,671	175,808
GCCW Grindlays Cash Fund -Super Inst. Plan C - Weekly Dividend	156,966,797	1,570,053
HDFC Cash Management Fund - Savings Plan - Weekly - Dividend Reinvestment	62,831	664
HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	66,762,386	709,605
I-262_ING Vysya Liquid fund Super Institutional - WD	30,166,340	302,144
I-160 ING Vysya Liquid fund Institutional Weekly Dividend	29,926,060	300,312
Kotak Liquid (Institutional Premium) - Weekly Dividend	112,729,130	1,130,576
M 44 ABN Amro Cash Fund - Institutional Daily Dividend	38,330,464	383,312
M 47 ABN Amro Cash Fund - Institutional Daily Dividend	31,444,538	314,445
OCFPMD HSBC Cash Fund - Institutional Plus - Monthly Dividend	150,764	1,509
OCFPWD HSBC Cash Fund - Institutional Plus - Weekly Dividend	137,982,953	1,380,801
Principal Cash Management Fund Liquid Option - Instl. Plan - Dividend Reinvestment - Weekly	87,900,186	879,203
Principal Income Fund - Short Term Instl.Plan - Md	18,080,391	182,032
Templeton India Treasury Management Account Institutional Plan - Weekly Dividend Reinvestment	56,501	56,529
Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	100,003	100,000
T LSW Tata Liquid Super high Inv Fund - Weekly Dividend	8,915,544	100,276
TLSW01 Tata Liquid Super high Inv. Fund - Weekly Dividend	967,083	1,092,585
Tstd Tata Short Term Bond Fund - Dividend	9,325,579	101,641
Deutsche Insta Cash Plus Fund - Instutional Plan - Weekly Dividend	85,891,978	861,544
D6_Deutsche Short Maturity Fund - Monthly Dividend	14,880,354	150,860
Gstd Gssif - Short Term - Monthly Dividend	5,024,178	50,372
G60 Gssif - St - Plan C - Monthly Dividend	17,093,246	171,003
B332Fd Birla Bond Plus - Instl. - Fortnightly Dividend - Reinvestment	9,708,609	101,601
Kotak Bond (Short Term) - Monthly Dividend	4,994,610	50,260
HDFC Short Term Plan - Dividend Reinvestment	3,424,558	35,196
H15 - Oisid Hsbc Income Fund - Short Term Institutional - Dividend	9,473,287	101,618
RLF - Treasury plan - Institutional Option - Weekly Dividend Option	10,026,400	100,318
RLF - Treasury plan - Retail Option - Monthly Dividend	6,978,624	100,367
Reliance Short Term Fund -Dividend Plan	9,774,242	100,177
Birla Cash Plus - Ip- Growth	9,384,472	100,000

	Year ended 31 December 2005
	Units	Cost of purchase
M 43 Abn Amro Cash Fund - Institutional Growth	9,576,067	100,000
HDFC Cash Management Fund - Saving Plan - Growth	7,144,745	100,000
Kotak Liquid (Institutional Premium) - Growth	11,073,543	150,000
B332G Birla Bond Plus - Instl. - Growth	5,475,209	70,000
Kotak Bond (Short Term) - Growth	8,111,155	100,000
TSTG Tata ST Bond Fund - Growth 441363/58	20,535,736	250,000
Tlsg01 Tata Liquid Super High Inv. Fund - Appreciation	121,417	150,000
G63 GSSIF - Short Term - Plan C Growth 21349 / 70	12,412,862	125,000
OISIG HSBC Income Fund - Short Term Inst. - Growth	3,426,447	40,000
H16 - Oisid Hsbc Cash Fund - Institutional Plus - Growth	14,190,973	150,000
Principal Cash Man. Fund Liquid Option -Instl. Prem. Plan Growth	14,345,967	150,000
Principal Income Fund Short Term Instl. Plan - Growth Plan	13,085,466	150,000
Gccg Grindlays Cash Fund -Super Inst. Plan C - Growth	14,086,623	150,000
	1,149,496,921	13,546,110
Fixed maturity fund
Birla Fixed Term Plan Series A-Dividend-Reinvestment	5,000,000	50,000
DSP Merrill Lynch Fixed term Plan Series I Dividend	10,000,000	100,000
G9_G121 Grindlays Fixed Maturity - 18th Plan Dividend	10,000,000	100,000
I244 ING Vysya Fixed Maturity Fund Series -IV Growth	10,000,000	100,000
J120 JM Fixed Maturity Pl -YSW - Growth	5,000,000	50,000
Kotak FMP Series XII - Dividend 90 Days	9,487,087	94,871
Principal Deposit Fund Growth - March’05	5,000,000	50,000
Principal Deposit Fund (FMP-3-20) 91 Days Plan	10,000,000	100,000
Reliance Fixed Term Scheme - Quarterly Plan - 8 - Dividend Option	20,000,000	200,000
TFHAG1 Tata Fixed Horizon Fund Series 1 Plan A (371 Days Maturity) Growth	5,000,000	50,000
Reliance Fixed Maturity Fund - Annual Plan Series1 Growth Option	10,000,000	100,000
Reliance Fixed Maturity Fund - Qtrly Plan Seriesii Dividend Option	10,000,000	100,000
R8_Reliance Fixed Maturity Fund - Qtrly Plan-II SeriesII Dividend Option	10,118,100	101,181
G104 Grindlays Fixed Maturity -4th Plan B Growth	5,000,000	50,000
Deutsche Fixed Term Fund - Growth Option	10,000,000	100,000
Deutsche Fixed Term Fund - Series 7	10,000,000	100,000
DSP Merrill Lynch Fixed term Plan Series IA Dividend	15,000,000	150,000
UTI - Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	20,000,000	200,000
	179,605,187	1,796,052
Total	1,329,102,108	15,342,162

Investments sold during the year ended 31 December 2005 (non-trade)

	Year ended 31 December 2005
	Units	Sale Value	Cost of purchase
Liquidity Fund
M 44 Abn Amro Cash Fund - Institutional Daily Dividend	38,330,464	383,305	383,312
M 47 Abn Amro Cash Fund - Institutional Daily Dividend	31,444,538	314,446	314,445
Birla Cash Plus - Institutional Premium Dividend Plan Weekly Dividend - Reinvestment	110,445,665	1,107,500	1,107,058
D50 DSP Merrill Lynch Liquidity Fund - Inst.-Weekly Dividend	149,823	150,000	149,926
D50 DSP Merrill Lynch Liquidity Fund - Weekly Dividend	19,157,776	237,705	237,607
Deutsche Insta Cash Plus Fund - Instutional Plan - Weekly Dividend	49,158,608	492,309	491,726
Deutsche Insta Cash Plus Fund - Instutional Plan - Weekly Dividend	85,568,634	858,972	858,308
GCCW Grindlays Cash Fund -Super Inst Plan C - Weekly Dividend	154,375,099	1,544,500	1,544,130
HDFC Cash Management Fund - Savings Plan - Weekly - Dividend Reinvestment	6,612,936	70,319	70,277
HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	66,762,386	709,658	709,605
OCFPMD HSBC Cash Fund - Institutional Plus - Monthly Dividend	52,572,819	526,459	525,671
OCFPWD HSBC Cash Fund - Institutional Plus - Weekly Dividend	127,216,877	1,273,600	1,273,049
I-262_ING VYSYA Liquid Fund Super Institutional - WD	14,605,008	146,500	146,282
Kotak Liquid (Institutional Premium) - Weekly Dividend	128,875,564	1,292,871	1,292,448
Principal Cash Management Fund Liquid Option - Instl. Plan - Dividend Reinvestment - Weekly	126,977,285	1,270,500	1,269,951
TLSW TATA Liquid Super High Inv. Fund - Weekly Dividend	15,703,964	176,758	176,380
TLSW01 TATA Liquid Super High Inv. Fund - Weekly Dividend	898,631	1,017,500	1,014,970
D6_Deutsche Short Maturity Fund - Md -	4,999,713	50,660	50,860
Gstd Gssif - Short Term - Monthly Dividend	5,024,178	50,372	50,372
G60 Gssif - St - Plan C - Monthly Dividend	10,100,239	101,145	101,003
H15 - Oisid Hsbc Income Fund - Short Term Institutional - Dividend	9,473,287	101,649	101,618
HDFC Short Term Plan - Dividend Reinvestment	3,424,558	35,198	35,196
I-160 ING Vysya Liquid fund Instuitional Weekly Dividend	29,926,060	300,299	300,312
Principal Income Fund - Short Term Instl.Plan - Md	15,089,453	151,973	152,032
RLF - Treasury Plan - Institutional option - Weekly Dividend Option	10,026,400	100,367	100,318
Reliance Short Term Fund -Dividend Plan	9,774,242	100,652	100,177
Templeton India Treasury Management Account Institutional Plan - Weekly Dividend Reinvestment	182,492	182,664	182,619
B332Fd Birla Bond Plus - Instl. - Fortnightly Dividend - Reinvestment	9,708,609	101,664	101,601
Kotak Bond (Short Term) - Monthly Dividend	4,994,610	50,245	50,260
Tstd Tata Short Term Bond Fund - Dividend	9,325,579	101,840	101,641
	1,150,905,498	13,001,630	12,993,154

	Year ended 31 December 2005
	Units	Sale Value	Cost of purchase
Fixed Maturity fund
G40 Grindlays Fixed Maturity - 3rd Plan - Dividend	5,000,000	50,000	50,000
HDFC Fixed Investment Plan - June 2004 (2) - Growth	12,004,290	126,613	120,043
HDFC Fixed Investment Plan - July 2004 (2) - Growth	10,000,000	105,409	100,000
J120 JM Fixed Maturity Pl -YSW - GROWTH	28,000,000	293,069	280,000
Principal Deposit Fund (FMP -6) 371 Days Plan - Growth - June 2004	12,000,000	126,490	120,000
Reliance Fixed Term Scheme - Annual Plan - 4 - Growth Option	15,000,000	158,202	150,000
Reliance Fixed Term Scheme - Quarterly Plan - 8 - Dividend Option	20,000,000	200,000	200,000
Reliance Fixed Maturity Fund - Qtrly Plan Series ii Dividend Option	10,000,000	101,181	100,000
	112,004,290	1,160,964	1,120,043
Total	1,262,909,788	14,162,594	14,113,197

27           Names of non-scheduled banks, balances at period end and maximum amount of outstanding during the period

	2005	2004
Fleet Bank, Boston, USA (formerly Bank Boston - USA)	12,584	2,655
(Maximum balance outstanding during the year: Rs 157,273 ; 2004: Rs 72,651)
Bank of Tokyo Mitsubishi Limited - Japan	51,110	16,795
(Maximum balance outstanding during the year: Rs 146,081 ; 2004: Rs 17,329)
ANZ Bank Australia - Australia 013-030-1982-72801	5,683	2,795
(Maximum balance outstanding during the year Rs 9,160 ; 2004: Rs 3,324)
ANZ Bank Australia - Australia 013-030-1982-72828	9,920	27,686
(Maximum balance outstanding during the year Rs 33,413 ; 2004: Rs 33,796)
Handels Bank - Kista Sweden 585-341-338	1,331	1,815
(Maximum balance outstanding during the year Rs 4,777; 2004: Rs 5,013)
Handels Bank - Kista Sweden 585-130-558	47,132	24,728
(Maximum balance outstanding during the year Rs 50,352 ; 2004: Rs 26,635)
Korea Exchange Bank - 611-016-118-609	1,805	—
(Maximum balance outstanding during the year: Rs 1,803)
Korea Exchange Bank - 801-013451-412	218	—
(Maximum balance outstanding during the year: Rs 218)
Korea Exchange Bank - 650-00-4614-999	546	—
(Maximum balance outstanding during the year: Rs 3,168)
ABN AMRO Bank N.V.-Netherlands	543	—
(Maximum balance outstanding during the year: Rs 9155)
Standard Chartered Bank N.Y.	5,391,395	—
(Maximum balance outstanding during the year: Rs 5,391,395)
	5,522,267	76,474

28           Supplementary statutory information

(i)            Managerial remuneration

	2005	2004
Salaries and allowances	57,497	50,590
Perquisites	1,212	3,042
Contribution to provident fund	2,148	1,953
Provision for pension fund	57,321	68,852
	118,178	124,437

(a)          Provisions for gratuity and leave encashment in respect of Directors are not included above, as actuarial valuation is done on an overall Company basis.

(b)         Managerial remuneration includes Rs 78,253 (including provision for pension Rs 42,816) paid/accrued to manager by the subsidiary company during the year ended 31 December 2005.

(c)          Computation of net profit in accordance with Section 349 of the Companies Act,1956 has not been given, as commission by way of percentage of profits is not payable for the year to the Directors.

(d)         Sitting fees paid to non-executive directors not included above aggregated Rs 580 (2004: Rs 540) during the year ended 31 December 2005. Further commision payable to non-executive directors not included above aggregated Rs 8,656 (2004: Rs 4,691)

(ii)        Value of imported and indigenous software consumables

	2005		2004
Imported	5.46%	1,272	2.45%	549
Indigenous	94.54%	22,030	97.55%	21,830
	100.00%	23,302	100.00%	22,379

(iii)    Value of imports calculated on C.I.F basis

	2005	2004
Capital goods	320,833	254,109
Software consumables	1,272	549
Others	240	353
	322,345	255,011

(iv)       Expenditure in foreign currency

Overseas employee expenses	170,544	92,642
Travelling	420,898	83,169
Professional fees and consultancy charges	70,769	36,655
Subscription and registration fees	2,559	6,571
ADR expenses	341,723	—
Others	65,582	23,013
	1,072,075	242,050

(v)           Earnings in foreign currency

Sales and services income (on FOB basis)	8,711,653	6,996,847
Interest received	43,476	119
	8,755,129	6,996,966

(vi)       Dividend remitted in foreign currency

Number of non-resident shareholders	3	9
Number of equity shares held on which dividend was due
(paid up value of Rs 2 each)	20,908,373	62,468,545

	1 January 2004 to	1 January 2003 to
Period to which dividend relates	31 December 2004	31 December 2003
• Final dividend	41,817	62,469

29           Statement of Utilisation of IPO Funds as of 31 December 2005

	No. of shares	Price	Amount
Amount raised through IPO	13,415,200	230	3,085,496
Share issue expenses			225,274
Net proceeds			2,860,222
Deployment :
1 General Corporate Purposes
Capital Expenditure for Office facilities			1,261,259
2 Strategic Initiatives
Investments in Subsidiary Company to acquire Cymbal Corporation			1,598,963
3 Held under Short term Investments pending utilisation			—
Net proceeds			2,860,222

30           Statement of Utilisation of ADS Funds as of 31 December 2005

	No. of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
Held as bank balance pending utilisation			5,369,856
Net proceeds			5,369,856

31           Prior year items

In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities in certain overseas locations, the Company has reassessed its obligations for payroll and related taxes for years ended 31 December 2001 to 31 December 2004. Based on information gained from this reassessment and consultation with its advisors, the Company has determined that it is probable that payroll and related tax obligations have been incurred.

Accordingly, the Company has estimated its liability including interests and penalties for related tax consequences at amounts based on applicable tax rules and these have been reported seperatly in these financial statements as prior period items:

	2005	2004
Personnel costs	20,892	—
Selling, general and administration cost	1,252	—
Interest	21,279	—
Total	43,423	—

To the extent that the Company has determined a likely tax deduction for these payments, a related deferred tax asset has been created and reported as a prior period item in Note 17.

Additionally, the Company has also reassessed its branch taxation policies for the years ended 31 December 2001 and 31 December 2002 and deteremined an amount of Rs. 126,725 which is reported as a prior period income tax item in Note 17

32           Prior year comparatives

Previous year figures have been appropriately reclassified to conform to the current year’s presentations.

33	Balance sheet abstract and Company’s general business profile

	I.	Registration details

		Registration No.			2	0	1	2	7			State Code		1	1

		Balance Sheet Date				3	1	1	2	2	0	0	5
						Date		Month		Year

	II.	Capital raised during the year

		Public Issue													Right Issue
					2	4	6	2	5											N	I	L
		Bonus Issue													Private Placement
							N	I	L											N	I	L

	III.	Position of mobilisation and deployment of funds

		Total Liabilities													Total Assets
		2	2	4	0	5	5	1	8						2	2	4	0	5	5	1	8
		Sources of Funds
		Paid-Up Capital													Reserves & Surplus
				2	7	5	5	9	7						2	0	1	4	5	1	8	0
		Secured Loans													Unsecured Loans
					3	1	8	1	3											N	I	L
		Deferred Tax Liability
					7	0	8	4	8
		Application of Funds
		Net Fixed Assets													Investments
			3	8	8	9	5	2	6							8	0	4	9	6	7	7
		Net Current Assets													Deferred Tax Asset
			8	5	7	2	3	5	8									1	1	8	7	7
		Accumulated Lossess													Miscellaneous Expenditure
							N	I	L											N	I	L

	IV.	Performance of the company
		Turnover													Total Expenditure
			9	1	1	8	6	2	2							6	6	3	2	7	5	4
	+/-	Profit before Tax												+/-	Profit after Tax
	+		2	4	4	2	4	4	5					+		1	9	4	4	1	2	9
		Earnings per share in Rs.													Dividend @%
					1	5	.	4	6										1	2	5%

	V.	Generic names of three principal products/services of the company (As per monetary terms)
		Item No. ITC Code					NIL					Product Description				Computer Software and Services

For and on behalf of the Board of Directors

	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Mumbai				Arun Kanakal
1 February 2006				Company Secretary

PATNI COMPUTER SYSTEMS LIMITED

Annexure to the Balance Sheet for the year ended 31 December, 2005

Statement pursuant to Section 212 of the Companies Act, 1956

1	Name of the Subsidiary Company		Patni Computer Systems, Inc.	Patni Computer Systems (UK) Ltd.	Patni Computer Systems GmbH	Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	Patni Telecom Solutions Private Ltd. (formerly Cymbal Informations Services Private Ltd.)	Patni Telecom Solutions (UK) Ltd (formerly Cymbal Corporation Ltd.)

2	Financial Year of the		31 December, 2005	31 December, 2005	31 December, 2005	31 December, 2005	31 December, 2005	31 December, 2005
Subsidiary Company

3	Date from which it		9 September, 2002	1 October, 1993	7 November, 2000	3 November, 2004	3 November, 2004	3 November, 2004
became subsidiary

4	Extent of the Holding		100%	100%	100%	100%	100%	100%
Company’s Interest in the
Subsidiary Company at the
end of the financial year of
the Subsidiary Company

5	Net aggregate amount of the
profit/(loss) of the Subsidiary
Company not dealt with in the
Holding Company’s Account
(concerning the members of
the Holding Company)
	i)	For the Current Year	US Dollar	UK Pound	Euro	US Dollar	Rupees	Pounds
			2,927,217 (*)	155,490	273,045	8,120,320	172,522,227	645,437

	ii)	For the previous years since	US Dollar	UK Pound	Euro	US Dollar	Rupees	Pounds
		it became a Subsidiary	10,560,898 (*)	2,186,827	(97,781)	315,040 (**)	10,722,723 (**)(***)	22,443 (**)

6	Net aggregate amount of the
profit of the Subsidiary Company
dealt with in the Holding
Company’s Accounts.
	i)	For the Current Year	Nil	Nil	Nil	Nil	Nil	Nil
	ii)	For the previous year since it
		became a Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil

(*)

Includes the results of The Reference Inc, wholly owned subsidiary of Patni Computer Systems, Inc. Excludes restatement impact of prior period adjustments and contingencies, as the same is a part of current year consolidated financials.

(**)	Represents Profits of Patni Telecom Entities before elimination.

(***)	Includes profit of Cymbal Information Services (Thailand) Ltd.

For and on behalf of the Board of Directors

N K Patni	G K Patni	Arun Duggal	Pradip Shah	Arun Kanakal
Chairman & CEO	Executive Director	Director	Director	Company Secretary

Place : Mumbai
Date : 25 April 2006

PATNI COMPUTER SYSTEMS LIMITED

Management’s Discussion and Analysis of the Consolidated Financials under Indian GAAP

Financial Condition

Share capital	(Rs in thousands)

	Year ended	Year ended
	31 December	31 December
	2005	2004
Balance at the beginning of the year	249,994	222,842
Shares issued during the year
Initial public offering	—	26,830
ESOP plan	978	322
ADS issue	24,625	—
Balance at the close of the year	275,597	249,994

In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of Rs 2 each fully paid-up at a price of  US$ 20.34 per ADS for a gross proceeds of Rs 5,739.3 million. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs. 369.4 million has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

The Company has established the ‘Patni ESOP 2003’ plan under which it is authorized to issue up to 11,142,085 equity shares to eligible employees. The Company issued 4,88,890 shares to 438 employees during the year under the above plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 12,801,390 shares to 137,798,399 shares.

Reserves and surplus

The issuance of equity shares through the ADS issue and ESOP plan, as mentioned above, resulted in an addition of Rs 5,714.6 million to the share premium account. However, related share issue expenses of Rs 369.4 million were incurred during the period, which have been deducted from the share premium account.

The Company transferred an amount of Rs 194.4 million from its profit for the year to the general reserve, while Rs 1,397.3 million was retained in the profit and loss account.

Secured loans

The Company acquires vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of Rs 59.8 million as of 31 December 2005. The deferred tax liability represents timing differences arising out of costs and estimated earnings in excess of billings, Depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognized in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

(Rs in thousands)

	Year ended	Year ended
	31 December	31 December
	2005	2004
Balance at the beginning of the year	2,687,715	1,398,941
Goodwill arising on acquisition of 100% equity interest in TRI	—	—
Goodwill arising on acquisition of 100% equity interest in Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	—	1,288,774
Contingent consideration arising out of Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	2,43,093	—
Effect of foreign currency translation	(9,485)	—
Balance at the end of the year	2,921,323	2,687,715

Fixed assets	(Rs in thousands)

		Year ended	Year ended	Increase /
		31 December 2005	31 December 2004	(Decrease) %
	Gross block
Land	• freehold	9,019	9,019	—
	• leasehold	169,706	203,021	(16.4)
	Buildings and leasehold improvements	1,214,376	868,342	39.8
	Computers, software and other service equipment	2,416,974	1,866,271	29.5
	Electrical installations	312,335	205,234	52.2
	Office equipments	450,117	319,676	40.8
	Furniture and fixtures	660,926	438,372	50.8
	Vehicles	101,917	91,382	11.5
	Total	5,335,370	4,001,317	33.3
	Less: Accumulated depreciation	2,372,420	1,810,460	31.0
	Add: Capital work-in-progress	1,210,178	246,602	390.7
	Net fixed assets	4,173,128	2,437,459	71.2

During 2005, the Company added Rs 1,484.8 million to its gross block of assets. Of this Rs 89.5 million was spent on leasehold improvements, air conditioners, electrical installations and furniture and fixtures for Magarpatta, Pune location. Similiarly Rs 529.0 million was spent on construction of building, air conditioners, electrical installations and furniture & fixtures for Siruseri, Chennai location.

The capital work-in-progress as at 31 December 2005 and 2004 represents advances paid towards acquisition of fixed assets and the cost of assets yet to be put to use.

The ongoing development work at Patni’s ‘Knowledge Parks’ at Airoli (Navi Mumbai) and in SIPCOT-Phase II (Chennai) has led to the accretion of Rs 1,210.2 million to capital work-in-progress in 2005, compared to Rs 246.6 million in 2004.

Investments

Surplus cash generated from operations are invested in short-term money market instruments. Investments in short term and liquid mutual funds increased to Rs 6,331.3 million as of 31 December 2005 compared to Rs 3,714.8 million as of 31 December 2004.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of Rs 639.3 million as of 31 December 2005. This relates to the subsidiary companies, Patni USA and Patni Computer Systems (UK) Limited and Patni Telecom Solutions, Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues, billings in excess of cost and estimated earnings, accrued expenses and carry forward losses.

Sundry debtors

Sundry debtors of Rs 3,230 million (net of provision for doubtful debts amounting to Rs 112.5 million) represents 16.3 per cent of revenues for the year ended 31 December 2005. During the year, the debts outstanding for a period exceeding six months reduced further to 3.9 per cent of gross debtors compared to 5.9 per cent in the previous year. Provision for doubtful debts as a percentage of sundry debtors also reduced to 3.4 per cent from 4.5 per cent in the previous year.

The age profile of debtors is given below:

	Year ended	Year ended
	31 December	31 December
Period in days	2005	2004
0-180	96.0%	94.1%
More than 180	4.0%	5.9%
Total	100.0%	100.0%

Cash and bank balances

The Company recorded cash and bank balances of Rs 6,707.3 million and Rs 3,364.2 million as of 31 December 2005 and 2004, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As of December 31, 2005 and 2004, the Company had cash and cash equivalents (cash and bank balances including short term investments) of Rs 13,038.7 million and Rs 7,079.1 million, respectively. Cash and cash equivalents represent 50.5 per cent and 41.6 per cent of total assets as of 31 December 2005 and 2004, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognized by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings increased to Rs 1,176.1 million during the year ended 31 December 2005 compared to Rs 667.4 million in the year ended 31 December 2004 due to increase in revenue and number of projects executed by the Company.

Loans and advances

During the year ended 31 December 2005 advances recoverable in cash or kind increased to Rs 323.1 million from Rs 292.3 million in the year ended 31 December 2004. This increase is mainly due to change in the method of accounting for advances in Patni, Inc.

Security deposits decreased to Rs 290.8 million for the year ended 31 December 2005 from Rs 310.1 million in the year ended 31 December 2004 primarily on account of decrease in rental deposits placed for office premises in the United States by Patni, Inc.

Loan to the Company’s employees were lower at Rs 19.4 million for the year ended 31 December 2005 from Rs 77.3 million in the year ended 31 December 2004.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of Rs 246.9 million, which represent amounts payable to vendors for goods or services rendered. Billings in excess of cost and estimated earnings of Rs 105.9 million denotes billings in excess of revenues recognized. Advances received from customers of Rs 62.6 million include amounts received from customers for the delivery of future services. Deferred revenues of Rs 91.4 million relate to revenues for set up activities that are deferred and recognized over the period in which the fees are earned. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Other liabilities of Rs 2,584.7 million include increased provisions for employee related and other costs.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax) as of 31 December 2005 was Rs 208.4 million.

As of 31 December 2005, provision for retirement benefits increased to Rs 799.5 million from Rs 707.7 million as of 31 December 2004 primarily on account of increase in salaries and an increase in manpower.

Dividend on equity shares of Rs 344.5 million represents dividend payable to shareholders of the Company recommended by the Board of Directors and will be paid on approval by the shareholders at the annual general meeting. Dividend tax denotes taxes payable on the proposed dividend for 2005.

Results of Operations

The following table sets forth certain financial information for the year ended 31 December 2005 as a percentage of revenues, calculated from the consolidated financial statements:

(Rs in thousands)

	Amount	% of income
Sales and service income	19,869,306	98.1%
Other income	381,932	1.9%
Total income	20,251,238	100%
Personnel cost	11,197,700	55.3%
Selling, general and administration cost	4,931,281	24.4%
Depreciation	678,158	3.4%
Transfer from revaluation reserves	81	—
Interest costs	81,234	0.4%
Total expenses	16,888,292	83.4%
Profit before prior period items and taxation	3,362,946	16.6%
Prior period items	909,687	4.5%
Profit for the year before taxation	2,453,259	12.1%
Provision for taxation	466,166	2.3%
Profit for the year after taxation	1,987,093	9.8%

Income

The Company’s sales and service income was Rs 19,869.3 million in 2005 from Rs 14,765.2 million in 2004. Clients from the insurance, manufacturing, and financial services industries contribute a large proportion of our sales and service income. In 2005, revenues from these clients together contributed 65.7 per cent of our revenues.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2005, Patni derived 84.8 per cent of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. The Company added 74 new clients during 2005.

Other income was Rs 381.9 million in 2005 from Rs 180.9 million in 2004. During 2005, other income comprised interest and dividend income of Rs 184.6 million, profit on sale of fixed assets of Rs 133.9 million, gain of Rs 49.2 million on the sale of investments and other miscellaneous income of Rs 14.2 million.

Personnel costs

Personnel costs were Rs 11,197.7 million and Rs 8,422.7 million in 2005 and 2004, respectively. These costs represent 55.3 per cent and 56.3 per cent of the Company’s total income in 2005 and 2004, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses. The Company added 2,141 employees (net) during 2005.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of Rs 4,931.3 million and Rs 2,965.6 million, representing 24.4 per cent and 19.8 per cent of total income in 2005 and 2004, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation

The Company provided Rs 678.2 million and Rs 516.3 million towards depreciation for 2005 and 2004, respectively. Depreciation as a percentage of gross block of fixed assets was 12.7 per cent and 12.9 per cent for 2005 and 2004, respectively.

Interest

The Company incurred interest costs of Rs 81.2 million and Rs 1.7 million in 2005 and 2004, respectively. These costs mainly comprise interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

Provision for tax expense consists of the following:

(Rs in thousands)

	2005	2004
Current taxes
Indian	78,519	6,990
Foreign	614,594	383,300
	693,113	390,290
Deferred tax expense/(credit)
Indian	(3,909)	(17,131)
Foreign	(58,602)	43,528
	(62,511)	26,397
	630,602	416,687

The Company benefits from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of the Company’s pre-tax income has not been subject to significant tax in recent years.

The Finance Act, 2000 phases out the 10-year tax holiday over a 10-year period from 2000 through 2009. Accordingly, facilities set up in India on or before 31 March 2000 have a 10-year tax holiday, new facilities set up in India on or before 31 March 2001 have a nine - year tax holiday and so forth until 31 March 2009. As per the prevailing tax laws, the tax holiday will no longer be available to new facilities after 31 March 2009.Patni’s current tax holidays expire in stages by 2009.

The Company recorded net deferred tax credit of Rs 62.5 million and net deferred tax expense of Rs 26.4 million for 2005 and 2004, respectively.

Net profit

Net profit was Rs 1,987.0 million and Rs 2,577.0 million in 2005 and 2004, respectively. Net profit as a percentage of total income was 9.8 per cent and 17.2 per cent in 2005 and 2004, respectively.

Reconciliation of significant differences between consolidated net income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and consolidated net income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’)

(Rs in thousands)

		Year ended	Year ended
	Note	31 December 2005	31 December 2004

Consolidated net income as per Indian GAAP		1,987,093	2,577,045
Income taxes	1	(52,991)	(12,317)
Fixed assets and depreciation	2	7,164	2,037
Foreign currency differences	3	51,364	29,820
Employee retirement benefits	4	(22,082)	30,532
Provision for decline in fair value of investment	5	28	(261)
Others		(1,873)	—
Business acquisition	6	(32,754)	8,150
Prior period adjustment	7	746,661
Total		695,517	57,961
Consolidated net income as per USGAAP		2,682,610	2,635,006

Notes:

1.             Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2.             Fixed assets and depreciation

Under Indian GAAP, certain indirect expenses incurred during the construction period are capitalized, whereas such costs are expensed as incurred under US GAAP. Further, under Indian GAAP, borrowing costs have been capitalised to fixed assets, only effective April 1 2001, when the AS 16 “Borrowing Costs” issued by ICAI became mandatory. These differences in carrying value of fixed assets have consequently resulted in differences in depreciation charge, which has been reflected above, as a reconciling item.

3.             Foreign currency differences

Under Indian GAAP, net exchange difference resulting from translation of financial statements of foreign subsidiaries is recognised in the consolidated income statement. Under US GAAP, this exchange difference is reported in the statement of shareholders’ equity and other comprehensive income.

Additionally, the Company had booked forward foreign exchange contracts to hedge its export proceeds. Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract.

Whereas, under US GAAP, the same is marked-to-market as on the reporting date and depending on the designation of the forward contract, the resultant gain/loss is recognized in the income statement or in the statement of shareholders’ equity and other comprehensive income, as the case may be.

Also, in Indian GAAP, losses on cancellation of forward contracts designated against future sales are booked to Profit and Loss Account. In US GAAP, the same is reported in the statement of shareholders’ equity and other comprehensive income.

These foreign currency differences are reported above, as a reconciling item.

4.             Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

5.             Provision for decline in fair value of investments

Under Indian GAAP, current investments are carried at the lower of cost and fair value, and provision is made in the income statement to recognize any decline in the carrying value of such investments. Under US GAAP, such investments are designated as available for sale and are carried at fair value with unrealized gains or losses being separately reported in the statement of shareholders’ equity and other comprehensive income.

6.             Business acquisition

Under US GAAP , the assets and liabilities acquired on acquisition of The Reference Inc. and Patni Telecom Solutions Inc. (formerly Cymbal Corporation) have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values.

Further, under US GAAP , a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

7.             Prior period adjustment

In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities in certain overseas locations, the Company has reassessed its obligations for payroll and related taxes for years ended 31 December 2001 to 31 December 2004. Based on information gained from this reassessment and consultation with its advisors, the Company has determined that it is probable that payroll and tax related obligations have been incurred.

Accordingly, under Indian GAAP, the Company has estimated its liability including interest and penalties for related tax consequences at amounts based on applicable tax rules and these have been reported separately in these financial statements as prior period items.

In US GAAP, in case of these prior period items, the Company has restated its financial statements for the respective years.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Financials Under Indian GAAP

Auditors’ Report

To the Board of Directors

Patni Computer Systems Limited on the Consolidated financial statements of Patni Computer Systems Limited and its subsidiaries

We have audited the attached Consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2005, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (‘ICAI’).

In our opinion and on the basis of information and explanation given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i.              in the case of the Consolidated Balance Sheet, of the state of affairs of the Patni Group as at 31 December 2005;

ii.             in the case of the Consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii.            in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.
Chartered Accountants

Akeel Master
Mumbai	Partner
Date: 1 February 2006	Membership No: 046768

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Balance Sheet as at 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	Note	2005	2004
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	275,597	254,032
Reserves and surplus	4	20,971,706	13,961,873
		21,247,303	14,215,905
Loan funds
Secured loans	5	31,813	28,644
Deferred tax liability	17	59,759	120,115
		21,338,875	14,364,664
APPLICATION OF FUNDS
Goodwill	18	2,921,323	2,687,715
Fixed assets
Gross block	6	5,335,370	4,001,317
Less: Accumulated depreciation		2,372,420	1,810,460
Net block		2,962,950	2,190,857
Capital work-in-progress		1,210,178	246,602
		4,173,128	2,437,459
Investments	7	6,331,285	3,714,751
Deferred tax asset, net	17	639,344	304,530
Current assets, loans and advances
Sundry debtors	8	3,230,112	3,135,318
Cash and bank balances	9	6,707,329	3,364,246
Costs and estimated earnings in excess of billings		1,176,063	667,390
Loans and advances	10	652,766	715,941
		11,766,270	7,882,895
Less: Current liabilities and provisions
Current liabilities	11	3,091,772	1,588,972
Provisions	12	1,400,703	1,073,714
		4,492,475	2,662,686
Net current assets		7,273,795	5,220,209
		21,338,875	14,364,664

The accompanying notes form an integral part of this consolidated balance sheet.

As per attached report of even date.
For BSR & Co.		For Patni Computer Systems Limited and its subsidiaries
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director
Akeel Master
Partner				Arun Kanakal
Membership No.: 046768				Company Secretary

Mumbai				Mumbai
1 February 2006				1 February 2006

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account for the year 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	Note	2005	2004
Income
Sales and service income		19,869,306	14,765,175
Other income	13	381,932	180,905
		20,251,238	14,946,080
Expenditure
Personnel costs	14	11,197,700	8,422,664
Selling, general and administration costs	15	4,931,281	2,965,580
Depreciation	6	678,158	516,315
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	81,234	1,688
Initial public offering related expenses	3	—	46,182
		16,888,292	11,952,348
Profit for the year before prior period items and taxation		3,362,946	2,993,732
Prior period items	25	909,687	—
Profit for the year before taxation		2,453,259	2,993,732
Provision for taxation (prior periods)	17	(196,413)	—
Provision for taxation - Fringe benefits		31,977	—
Provision for taxation	17	630,602	416,687
Profit for the period after taxation		1,987,093	2,577,045
Profit and loss account, brought forward		7,480,016	5,416,178
Amount available for appropriation		9,467,109	7,993,223
Proposed dividend on equity shares		344,684	249,994
Dividend tax		50,733	32,671
Transfer to general reserve		194,413	230,542
Profit and loss account, carried forward		8,877,279	7,480,016
Earnings per equity share of Rs 2 each	21
• Basic		15.80	20.94
• Diluted		15.59	20.77

The accompanying notes form an integral part of this consolidated profit and loss account.

As per attached report of even date.
For BSR & Co.		For Patni Computer Systems Limited and its subsidiaries
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director
Akeel Master
Partner				Arun Kanakal
Membership No.: 046768				Company Secretary

Mumbai				Mumbai
1 February 2006				1 February 2006

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement for the year ended 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

	2005	2004
Cash flows from operating activities
Profit before taxation	2,453,259	2,993,732
Adjustments:
Depreciation	678,077	516,234
(Profit)/loss on sale of fixed assets, net	(133,913)	27,120
(Profit) on sale of investments, net	(49,241)	(6,544)
Provision for decline in the fair value of investment	28	(263)
Dividend income	(109,439)	(156,815)
Interest income	(75,173)	(34,448)
Interest expense	48,647	1,688
Provision for doubtful debts and advances	(8,110)	22,513
Initial public offering related expenses	—	46,182
Unrealised foreign exchange loss/(gain)	237,491	(101,586)
Reversal of Impairment	(14,043)	—
Operating cash flows before working capital changes	3,027,583	3,307,813
(Increase) in sundry debtors	(134,477)	(461,664)
(Increase) in cost and estimated earnings in excess of billings	(487,079)	(237,633)
(Increase) in loans and advances	(27,630)	(238,960)
(Decrease)/increase in billings in excess of cost and estimated earnings	(19,745)	26,752
Increase in sundry creditors	66,878	850
Increase/(decrease) in advance from customers	56,357	(6,600)
Increase in other liabilities	815,068	54,267
Increase in provision for retirement benefits	58,944	162,472
Cash generated from operations	3,355,899	2,607,297
Income taxes paid	(724,757)	(566,984)
Net cash provided by operating activities (A)	2,631,142	2,040,313
Cash flows from investing activities
Payments in Goodwill	254,480	—
Purchase of fixed assets	(2,440,549)	(1,034,954)
Sale of fixed assets	191,265	26,235
Purchase of non trade investments	(23,972,101)	(11,559,770)
Investment in subsidiary,net of cash acquired	—	(1,475,504)
Sale of non trade investments	21,398,906	10,129,413
Dividend received	109,439	156,815
Interest received	79,814	54,679
Net cash used in investing activities (B)	(4,378,746)	(3,703,086)

	2005	2004
Cash flows from financing activities
Issue of equity shares (net of shares issue expenses)	5,442,111	2,886,585
Share application money received pending allotment	—	4,038
Dividend paid, including dividend tax	(285,172)	(140,739)
Interest paid	(1,384)	(1,688)
Proceeds from finance lease obligations incurred	17,683	17,689
Finance lease obligations repaid	(14,514)	(13,654)
Net cash provided by financing activities (C)	5,158,724	2,752,231
Effect of changes in exchange rates (D)	(68,037)	90,576
Net increase in cash and cash equivalents during the year (A+B+C+D)	3,343,083	1,180,034
Cash and cash equivalents at the beginning of the year	3,364,246	2,184,212
Cash and cash equivalents at the end of the year	6,707,329	3,364,246
Notes to the Consolidated Cash flow statement
Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

Cash and cheques in hand	15,043	4,890
Balance with banks:
• Current accounts	6,639,949	3,291,877
• Exchange earners foreign currency account	62,653	65,825
• Effect of changes in Exchange rate	(10,316)	1,654
	6,707,329	3,364,246

As per attached report of even date.
For BSR & Co.		For Patni Computer Systems Limited and its subsidiaries
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director
Akeel Master
Partner				Arun Kanakal
Membership No.: 046768				Company Secretary

Mumbai				Mumbai
1 February 2006				1 February 2006

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated financial statements for the year ended 31 December 2005

(Currency: in thousands of Indian Rupees except share data)

1              Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Indian Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs 2 each fully paid-up.

Patni owns 100% equity interest in Patni Computer Systems, Inc. USA, a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni USA, acquired 100% equity in The Reference Inc. (‘TRI’), a company incorporated in Massachusetts, USA, for consideration in cash. In November 2004, Patni Computer Systems, Inc. USA, acquired 100% equity in Patni Telecom Solutions Inc. - USA (formerly Cymbal Corporation) and its subsidiaries, for consideration in cash.These companies are collectively referred to as ‘the Patni Group’ or ‘the Group’. Further, Patni also has foreign branch offices in USA, Japan, Sweden, Korea, Netherlands and Australia.

The Group is engaged in IT consulting and software development. The Group provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing companies and others such as energy and utilities, telecom, retail and hospitality companies. The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2              Principal accounting policies

2.1          Basis of preparation of consolidated financial statements

These consolidated financial statements of the Group have been prepared under the historical cost convention with the exception of certain land and buildings of Patni which have been revalued, on the accrual basis of accounting and comply with the Accounting Standards (‘AS’) issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognized prospectively in current and future periods.

2.2          Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited and its subsidiaries. The subsidiaries considered in the consolidated financial statements as at 31 December 2005 are summarized below:

Name of the subsidiary	Country of incorporation	% shareholding
Patni Computer Systems, Inc. USA	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
The Reference Inc.	USA	100
Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	USA	100
Patni Telecom Solutions Private Limited (formerly Cymbal Information Services Private Limited)	India	100
Patni Telecom Solutions (UK) Limited (formerly Cymbal Corporation Limited)	UK	100
Cymbal Information Services (Thailand) Limited	Thailand	100

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by AS 21- “Consolidated Financial Statements” (‘AS-21’) issued by the ICAI for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Investments in associates are accounted under the equity method as per AS 23- “Accounting for Investments in associates in Consolidated Financial Statements”.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3          Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings of Patni, which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (SLM) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	3-8
Office equipments	5
Vehicles	4-5

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4          Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.5          Leases

Assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the consolidated profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

2.6          Revenue and cost recognition

The Group derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation and satellite link costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the period in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings” represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognised.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenue from maintenance contracts is recognised on a straight-line basis over the period of the contract.

Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during set up period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to customers in the form of free services in future. The Group accounts for such volume discounts by allocating a portion of the revenue on the related transactions to the service that will be delivered in future. Further, other volume discounts and rebates are also deducted from revenue.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.7          Employee retirement and other benefits Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective portion of last salary and the years of employment with the Company. Patni contributes each year to a gratuity fund administered by Patni through a trust set up for the purpose. The liability for gratuity at the end of each financial year is determined based on valuation carried out by an independent actuary. The difference between such actuarially determined liability and contributions made to the fund is recognised as an asset/liability, as the case may be.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year and periodically recognised by Patni in the consolidated financial statements. The plan is not funded.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

Provision for leave encashment costs is based on actuarial valuations carried out by an independent actuary at the balance sheet date.

2.8          Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-right to end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of current assets and liabilities are recognised in the consolidated profit and loss account other than those exchange differences arising in relation to liabilities incurred for acquisition of fixed assets, which are adjusted to the carrying value of the underlying fixed assets.

The accounting standard on “The effect of changes in foreign exchange rates” was revised and comes into effect in respect of accounting periods commencing on or after 1 April 2004. This standard prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading / speculation purposes. Further, it has been clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm defined commitment of a highly probable forecast transaction. Upto 31 December 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognised as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective 1 January 2005 for contracts entered into after the date of adoption. In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the Company values these contracts based on the spot rate at the balance sheet date and the resultant gain or loss is included in the profit and loss account. Since the revised accounting standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or of a highly probable forecast transaction, the Company has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on these hedges is measured based on the movement in the spot rate at the inception of the contract and the spot rate at period end (or the spot rate used to measure the gain or loss on that contract for an earlier period). In respect of effective hedges, such gain or loss is recorded in the foreign currency translation reserve until the hedged transaction occur and then recognised in the profit and loss account. In the absence of an effective hedge, the gain or loss is immediately recognised in the profit and loss account.

The premium or discount on all forward exchange contracts arising at the inception of each contract is amortised as income or expense over the life of the contract.

Gains / losses on cancellation of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur.

In January 2006, ICAI has issued an announcement on applicability of the accounting standard, “The Effects of Changes in Foreign exchange rates”, in respect of exchange differences arising on a forward exchange contract entered into to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. It states that hedge accounting, in its entirety, including hedge of a firm commitment or a highly probable forecast transaction, is proposed to be dealt with in the Accounting Standard on Financial Instruments : Recognition and Measurement, which is under formulation. It further states that pending the issuance of this proposed accounting standard, exchange differences arising on the forward exchange contracts entered into to hedge the foreign currency risks of a firm commitment or a highly probable forecast transaction should be recognised in the statement of profit and loss in the reporting period in which the exchange rate changes. Any profit or loss arising on renewal or cancellation of such contracts should be recoginised as income or expense for the period.

Consequently, the amount accounted as foreign currency translation reserve of Rs. 45,895 upto December 2005 has been reversed and recognised as an expense in the statement of profit and loss in December 2005.

2.9          Foreign currency translation

The consolidated financial statements are reported in Indian rupees. The translation of the local currency of each foreign subsidiary and foreign branches within the Group into Indian rupees is performed in respect of assets and liabilities other than fixed assets using the exchange rate in effect at the balance sheet date and for revenue and expense items other than depreciation costs using a monthly simple average exchange rate for the period. Fixed assets are translated at the exchange rates on the date of transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets.

Net exchange difference resulting from the above translation of financial statements of foreign branches is recognised in the consolidated profit and loss account.

Until the previous year, the net exchange differences resulting from translation of foreign subsidiaries were also recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11 (revised 2003), the financial statements of the foreign subsidiaries being non-integral operations are translated into Indian rupees as follows:

a)	Income and expense items are translated by using a monthly simple average exchange rate for the period.

b)	Assets and liabilities, both monetary and non-monetary are translated at the closing rate.

c)	All resulting exchange differences are accumulated in a foreign currency translation reserve which is reflected under Reserves and Surplus.

Due to the above changes in accounting policy, the profit for the year ended 31 December 2005 is lower by Rs. 7,177 and the reserves and surplus are lower by Rs 2,308.

2.10        Investments

Long-term investments are stated at cost, and provision is made when in the other than temporary, in the carrying value of such investments.

Current investments are carried at lower of cost and fair value, and provision is made to recognise any decline in the carrying value.

2.11        Taxation

Provision for current income tax is recognised under the taxes payable method for each company within the Group, based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the local tax laws existing in the respective countries. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rate is recognised in the period that includes the enactment date. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and are written down or written-up to reflect the amount that is reasonably/ virtually certain (as the case may be) to be realised.

The deferred tax asset / liability and tax expense are determined separately for parent and each subsidiary and then aggregated.

Substantial portion of the profits of Patni are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, Patni can utilise exemption of profits from income taxes for a period of ten consecutive years. Patni has opted for this exemption for its undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. In this regard, Patni recognizes deferred taxes in respect of those originating timing differences, which reverse after the tax holiday period resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday period do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For the above purposes, the timing differences, which originate first, are considered to reverse first.

2.12        Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.13        Contingencies

Loss contingencies arising from claims, litigations, assessment, fines, penalty etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

3              Share capital

	2005	2004
Authorised
250,000,000 (2004: 250,000,000) equity shares of Rs 2 each	500,000	500,000
Issued, subscribed and paid-up
137,798,399 (2004: 124,997,009) equity shares of Rs 2 each fully paid	275,597	249,994
Share application money (Refer note below)	—	4,038
	275,597	254,032

Of the above, 14,500,000 equity shares of Rs 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs 29,000.

In June 2001, division of existing equity shares of Rs 10 each into 5 equity shares of Rs 2 each.

The above also includes 46,867,500 equity shares of Rs 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs 93,735.

In December 2002, in pursuance of Section 77A of the Indian Companies Act, 1956, Patni completed buy-back of 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs 3,301 was transferred from general reserve to capital redemption reserve (Refer note 4).

In August 2003, the Company allotted 37,140,283 equity shares of Rs 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs 74,281.

In February 2004, Patni completed initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard equity shares of Rs 2 each were issued at premium of Rs 228 aggregating Rs 3,085,496. In respect of above, the Company incurred IPO related expenditure aggregating Rs 225,274. Proportionate variable IPO related expenditure pertaining to the shares sold by the existing shareholders has been debited to the profit and loss account and the balance has been adjusted against share premium in accordance with Section 78 of the Companies Act, 1956.

In December 2005, Patni issued 6,156,250 American Depository Shares shares (‘ADSs’) representing 12,312,500 equity shares of Rs 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs 369,406 has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

Refer note 24 for employee stock compensation plans.

4              Reserves and surplus

	2005	2004
Land revaluation reserve
Balance carried forward	7,935	7,935
Building revaluation reserve
Balance brought forward	1,596	1,677
Transfer to profit and loss account	(81)	(81)
	1,515	1,596
Capital redemption reserve
Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
Balance brought forward	5,331,763	2,426,148
Share premium received on issue of equity shares (Refer note 3)	5,789,952	3,081,683
Share premium utilized in connection with share issue expenses
incurred during the period (Refer note 3)	(369,406)	(176,068)
	10,752,309	5,331,763
General reserve
Balance brought forward	887,262	656,720
Transfer from profit and loss account	194,413	230,542
	1,081,675	887,262
Foreign currency translation reserve	(2,308)	—
Profit and loss account, balance carried forward	8,877,279	7,480,016
	20,971,706	13,961,873

5              Secured loans

	2005	2004
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	31,813	28,644
Finance lease obligations are secured against the vehicles acquired on lease.

6              Fixed assets

			Buildings		Computers					Total as	Total as
	Land	Land	and		and other	Electrical		Furniture		at 31	at 31
	(Free-	(Lease-	leasehold	Computer	service	installat-	Office	and		December	December
	hold)	hold)	improvements	software	equipments	ions	equipments	fixtures	Vehicles	2005	2004
Gross block
As at 1 January 2005	9,019	203,021	868,342	618,110	1,248,161	205,234	319,676	438,372	91,382	4,001,317	3,241,879
Additions on account of business acquisition	—	—	—	—	—	—	—	—	—	—	52,602
Additions / Adjustments during the period *	—	6,696	355,224	239,144	359,719	118,733	137,197	240,183	27,864	1,484,760	850,848
Deletions during the year	—	40,011	9,190	46	48,114	11,632	6,756	17,629	17,329	150,707	144,012
As at 31 December 2005	9,019	169,706	1,214,376	857,208	1,559,766	312,335	450,117	660,926	101,917	5,335,370	4,001,317
Accumulated depreciation
As at 1 January 2005	—	17,642	111,069	364,343	823,391	81,072	164,439	203,013	45,491	1,810,460	1,357,099
Accumulated depreciation
on account of business acquisition	—	—	—	—	—	—	—	—	—	—	27,460
Charge for the year	—	3,144	40,734	161,192	279,087	31,581	67,440	73,263	21,717	678,158	516,315
Deletions / Adjustments during the period *	—	16,958	8,093	1,574	54,015	8,325	3,901	10,464	12,868	116,198	90,414
As at 31 December 2005	—	3,828	143,710	523,961	1,048,463	104,328	227,978	265,812	54,340	2,372,420	1,810,460
Net block as at 31 December 2005	9,019	165,878	1,070,666	333,247	511,303	208,007	222,139	395,114	47,577	2,962,950	2,190,857
Net block as at 31 December 2004	9,019	185,379	757,273	253,766	424,770	124,162	155,238	235,359	45,891	2,190,857

Notes:

1.                                       Gross block of computers, computer software and other service equipments at 31 December 2005 includes exchange gain capitalised during the period aggregating Rs 110 (31 December 2004: 2,946).

2.                                       Gross block of vehicles as of 31 December 2005 includes assets acquired on lease, refer note 22.

*                                         Includes the effect of translation of assets held by foreign subsidiaries which are considered as non-integral in terms of AS 11 (revised 2003).

7              Investments

	2005	2004

Short term (at lower of cost or fair value)
Non-trade
Unquoted
3,649,636 shares (2004: 3,649,636) of Series B-3 Preferred stock of Visage Mobile Inc.	33,803	34,103
321,888 shares (2004: 321,888) of Series B Preferred stock of Speedera Networks, Inc.	3,380	3,410
Quoted
9,384,472 units (2004: Nil) Birla Cash Plus – Institutional Premium Growth Plan	100,000	—
10,000,000 units (2004: Nil) Deutsche Fixed Term Fund – Series 7	100,000	—
10,000,000 units (2004: Nil) Deutsche Fixed Term Fund – Growth Option	100,000	—
9,880,642 units (2004: Nil) D6_Deutsche Short Maturity Fund - Md	100,000	—
6,993,007 units (2004: Nil) G60 GSSIF – St - Plan C – Monthly Dividend	70,000	—
12,412,862 units (2004: Nil) G63 GSSIF - Short Term – Plan C Growth 21349 / 70	125,000	—
9,576,067 units (2004: Nil) of ABN Amro Cash fund – Institutional Growth	100,000	—
14,086,623 units (2004: Nil) of GCCG Grindlays Cash Fund – Inst. Fund C Growth	150,000	—
10,000,000 units (2004: Nil) of G9 Grindlays Fixed Maturity – 18th Plan – Dividend	100,000	—
5,000,000 units (2004: Nil) G104 Grindlays Fixed Maturity – 4th Plan B Growth	50,000	—
11,073,543 units (2004:Nil) of Kotak Liquid (Institutional Premium) – Growth Plan	150,000	—
15,561,332 units (2004:Nil) of I-262 ING Vysya Liquid Fund Super institutional – WD	155,862	—
10,000,000 units (2004:Nil) I244 ING Vysya Fixed Maturity Fund Series – IV Growth	100,000	—
10,000,000 units (2004: Nil) Reliance Fixed Maturity Fund – Annual Plan Series1 Growth Option	100,000	—
10,118,100 units (2004: Nil) R8_Reliance Fixed Maturity Fund – Qtrly. Plan-II Series-II Dividend Option	101,181	—
5,000,000 units (2004: Nil) Principal Deposit Fund Growth – March ‘0550,000	—
10,000,000 units (2004: Nil) Principal Deposit Fund (FMP-3-20) 91 Days Plan	100,000	—
2,990,937 units (2004: Nil) Principal Income Fund - Short Term Instl. Plan – Md	30,000	—
13,085,466 units (2004: Nil) Principal Income Fund Short Term Instl. Plan – Growth Plan	150,000	—
6,978,624 units (2004: Nil) RLF – Treasury Plan – Retail Option – Monthly Dividend	100,367	—
15,000,000 units (2004: Nil) DSP Merrill Lynch Fixed Term Plan Series IA Dividend	150,000	—
20,000,000 units (2004: Nil) UTI – Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	200,000	—
10,766,076 units (2004: Nil) of OCFPWD HSBC Cash Fund – Institutional Plus Weekly Dividend	107,751	—
14,190,973 units (2004: Nil) of H16 – Oisid HSBC Cash Fund – Institutional Plus Growth	150,000	—
3,426,447 units (2004: Nil) OISIG HSBC Income Fund – Short Term Inst. – Growth	40,000	—
68,451 units (2004: Nil) of TLSW01 Tata Liquid Super High
Investment Funds – Weekly Dividend	77,615	—
121,417 units (2004: Nil) of TLSG01 Tata Liquid Super High
Investment Funds – Appreciation	150,000	—
7,144,745 units (2004: Nil) of HDFC Cash Management Fund – Saving Plan – Growth	100,000	—
14,345,967 units (2004: Nil) of Principal Cash Management
Fund Liquid Option – Institutional Premium Plan Growth	150,000	—
100,003 units (2004:Nil) Templeton India Short Term Plan
Inst # 2140000237625 Weekly Dividend	100,000	—

	2005	2004

5,475,209 units (2004: Nil) B332G Birla Bond Plus – Instl. – Growth	70,000	—
5,000,000 units (2004: Nil) Birla Fixed Term Plan Series A-Dividend – Reinvestment	50,000	—
8,111,155 units (2004: Nil) Kotak Bond (Short Term) – Growth	100,000	—
9,487,087 units (2004: Nil) Kotak FMP Series XII – Dividend 90 Days	94,871	—
20,535,736 units (2004: Nil) TSTG Tata ST Bond Fund – Growth 441363/58	250,000	—
5,000,000 units (2004: Nil) TFHAG1 Tata Fixed Horizon Fund
Series 1 Plan A (371 Days Maturity) Growth	50,000	—
10,000,000 units (2004: Nil) DSP Merrill Lynch Fixed term Plan Series I Dividend	100,000	—
9,981,703 units (2004: 35,518,398) Birla Cash Plus – Institutional Premium Dividend Plan Weekly	100,065	355,987
8,034,378 units (2004: 5,442,680) of GCCW Grindlays Cash Fund – Inst Fund C Weekly Dividend	80,360	54,436
10,689,205 units (2004: 26,835,640) of Kotak Liquid (Institutional Premium) – Weekly Dividend	107,207	269,079
15,850 units (2004:141,841) of Templeton India Treasury
Management Account – Weekly Dividend Reinvestment	15,863	141,954
155,139 units (2004: Nil) of D50 DSP Merrill Lynch Liquidity Fund – Inst. – Weekly Dividend	155,237	—
975,523 units (2004: 7,525,628) of HDFC Cash Management – Savings Plan – Weekly Dividend Reinvestment Option	10,363	79,976
2,796,428 units (2004: 41,873,527) of Principal Cash Management
Fund Liquid Option – Institutional Premium Plan Weekly Dividend	27,973	418,721
Merill Lynch Cash Management account	1,824,471	436,544
Nil units (2004: 23,000,000) J 120 JM Fixed Maturity Plan – YSW – Growth Option	—	230,000
Nil units (2004: 4,983,105) of D50 DSP Merrill Lynch
Liquidity Fund – Weekly Dividend	—	61,798
Nil units (2004: 48,835,265) of Deutsche Insta Cash Plus Fund – Institutional Monthly Dividend	—	488,489
Nil units (2004: 5,000,000) of G40 Grindlays Fixed Maturity – 3rd plan - Dividend	—	50,000
Nil units (2004: 15,000,000) of Reliance Fixed Term Scheme
Annual Plan – Growth Option	—	150,000
Nil units (2004: 12,000,000) Principal Deposit Fund (FMP-6) 371 days Plan Growth	—	120,000
Nil units (2004: 52,422,054) of OCIMD HSBC Cash Fund – Institutional Monthly Dividend	—	524,162
Nil units (2004: 6,788,420) of S31 Tata Liquid Super High
Investment Funds – Weekly Dividend	—	76,104
Nil units (2004:12,004,290) of HDFC Fixed Investment Plan – June 2004 – Growth	—	120,043
Nil units (2004:10,000,000) of HDFC Fixed Investment Plan – July 2004 – Growth	—	100,000
	6,331,369	3,714,806
Less: Provision for decline in the fair value of investments	(84)	(55)
Total	6,331,285	3,714,751
Market value of quoted investments	6,352,659	3,261,633

8              Sundry debtors (Unsecured)

	2005	2004
Debts outstanding for a period exceeding six months
• considered good	20,550	46,186
• considered doubtful	112,460	146,038
	133,010	192,224
Other debts
• considered good	3,209,562	3,089,132
• considered doubtful	—	445
	3,209,562	3,089,577
Less: Provision for doubtful debts	112,460	146,483
	3,230,112	3,135,318

9              Cash and bank balances

	2005	2004
Cash on hand	15,043	1,904
Cheques in hand	—	2,986
Balances with scheduled banks in current account	224,266	132,682
Balances with non scheduled banks in current account	6,468,020	3,226,674
	6,707,329	3,364,246

10           Loans and advances (Unsecured)

	2005	2004
Advances recoverable in cash or in kind or for value to be received	323,070	292,344
Advance tax	—	11,148
Security deposits	290,843	310,086
Certificates of deposit with foreign banks	—	4,397
Loan to employees	19,376	77,316
Others	24,343	23,491
	657,632	718,782
Less: Provision for doubtful loans and advances	4,866	2,841
	652,766	715,941

11           Current liabilities

	2005	2004
Sundry creditors	246,981	178,558
Billings in excess of cost and estimated earnings	105,930	124,131
Advance from customers	62,645	6,020
Deferred revenue	91,377	98,525
Unclaimed dividend	187	92
Other liabilities	2,584,652	1,181,646
	3,091,772	1,588,972

12           Provisions

	2005	2004
Provision for taxation	208,402	83,331
Provision for retirement benefits	799,489	707,718
Dividend on equity shares	344,496	249,994
Dividend tax	48,316	32,671
	1,400,703	1,073,714

13           Other income

	2005	2004
Dividend on non-trade investments	109,439	156,815
Profit / (loss) on sale of fixed assets, net	133,913	(27,120)
Profit on sale of non-trade investments, net	49,241	6,544
Interest from:
• Loan to employees	259	322
• Bank deposits	38,860	32,343
• Others	3,833	1,783
Interest from securities	32,221	—
Miscellaneous income	14,166	10,218
	381,932	180,905

14           Personnel costs

	2005	2004
Salaries, bonus and allowances, including overseas employee expenses	10,367,318	7,635,181
Contribution to provident and other funds	196,837	154,697
Staff welfare	379,639	286,238
Pension, gratuity and leave encashment costs	253,906	346,548
	11,197,700	8,422,664

15           Selling, general and administration costs

	2005	2004
Outsourced service charges	1,165,599	544,232
Travel and conveyance	989,637	636,545
Legal and professional fees	625,426	324,151
Postage and communication	406,783	309,178
Rent	456,455	317,457
Foreign exchange loss, net	231,739	113,303
Electricity	169,280	105,849
Rates and taxes	47,047	27,036
Software consumables	20,806	18,202
Advertisement and publicity	109,550	74,250
Insurance	68,485	73,601
Recruitment charges	104,898	33,596
Repairs and maintenance
• Computers	118,349	79,805
• Building	27,188	16,094
• Others	44,819	34,930
Printing and stationery	47,090	38,285
Provision for decline in the fair value of investment	28	(263)
Provision for doubtful debts and advances	(8,110)	22,513
Training fees	44,693	24,307
Commission	21,565	25,954
Subscription, registration and license fee	32,651	14,915
Auditors’ remuneration (Refer note below)	18,942	21,285
Miscellaneous expenses	188,361	110,355
	4,931,281	2,965,580

Note: Auditors’ remuneration includes remuneration of subsidiary

16           Interest costs

	2005	2004
Interest on finance lease obligations	1,341	1,453
Interest on loans from banks and financial institutions	43	235
Interest on tax assessments	30,248	—
Interest on others	49,602	—
	81,234	1,688

17           Taxes

	2005	2004
Provision for tax expense consists of the following:
Current taxes
• Indian	78,519	6,990
• Foreign (Refer note 1 below)	614,594	383,300
	693,113	390,290
Deferred tax expense / (credit)
• Indian	(3,909)	(17,131)
• Foreign	(58,602)	43,528
	(62,511)	26,397
	630,602	416,687
Provision for tax expense (prior period) consists of the following:
Current taxes
• Foreign	126,725	—
	126,725	—
Deferred tax expense / (credit)
• Foreign	(323,138)	—
	(323,138)	—
	(196,413)	—
The significant components of deferred tax asset and
liability consists of the following:
Provision for retirement benefits	239,403	206,086
Provision for bad and doubtful debts	31,365	45,130
Deferred revenue, net	27,642	22,462
Billings in excess of cost and estimated earnings	4,449	19,737
Accrued expenses	421,260	64,765
Carry forward loss	19,080	46,433
Others	13,456	12,643
Total deferred tax asset	756,655	417,256
Cost and estimated earnings in excess of billings	(48,946)	(32,353)
Depreciation	(48,611)	(60,265)
US branch profit taxes	(70,848)	(115,071)
Others	(8,665)	(25,152)
Total deferred tax liability	(177,070)	(232,841)

During the year, the Company has sold leasehold land for a consideration of Rs.175,000 and recognised a gain of Rs. 135,975. The Company plans to reinvest proceeds from this sale in prescribed securities for a period of three years so as to realise the gain on sale in a tax free manner, as required by the Income Tax law.

18           Business acquisitions

Pursuant to the shareholders agreement dated 28 September 2000 entered into between Patni, the promoter shareholders of the Company and GE Capital Mauritius Equity Investment (‘GE’) on 24 November 2000, the Company acquired 25% equity interest in Patni USA for cash purchase consideration aggregating Rs 480,455 (equivalent to US$10,250).

The equity of Patni USA on the date of investment, representing the proportionate residual interest in the assets of Patni USA after deducting the liabilities, aggregated Rs 142,858. The Company’s USA’s has been classified as goodwill in the consolidated financials statements. The goodwill arising on the above-mentioned investment has been determined as follows:

Purchase consideration	480,455
Less:
Fixed assets, net	4,499
Net current assets	138,359
142,858
Goodwill	337,597

On 9 September 2002, the Company acquired the balance 75% equity interest in Patni USA for cash purchase consideration aggregating Rs 1,492,144 (equivalent of US$ 30,750). As a result of this acquisition, Patni USA became a wholly owned subsidiary of the Company. The equity of Patni USA on this date representing the Company’s proportionate residual interest aggregated Rs 565,974. The goodwill arising on this acquisition has been determined as follows:

Purchase consideration	1,492,144
Less:
Fixed assets, net	42,695
Cash and bank balances	719,054
Net current liabilities	(195,775)
565,974
Goodwill	926,170

AS-23 — “Accounting for Investment in Associates in Consolidated Financial Statements” issued by the ICAI was applicable in respect of accounting period. beginning on or after 1 April 2002 and hence was not applicable for preparation of the consolidated financial statements for the year ended 31 December 2002. Accordingly, the Parent Company’s share in the profits of Patni USA for the period following the acquisition of 25% equity interest until the date Patni USA became a wholly owned subsidiary, aggregating Rs 45,800 has been credited to revenue reserves in the consolidated financial statements for the year ended 31 December 2002.

In April 2003 Patni USA acquired 100% equity interest in TRI, which is engaged in providing IT services to clients in the financialservices sector. These consolidated financial statements include the operating results of TRI from the date of acquisition. The purchase price of Rs 288,467 (including direct expenses of Rs 7,978) has been paid in cash.

The equity of TRI on the date of investment, representing the proportionate residual interest in the assets of TRI after deducting the liabilities aggregated Rs 153,293. Patni USA’s cost of investment in TRI in excess of TRI’s equity on the date of investment aggregating Rs 135,174 has been classified as goodwill in the consolidated financials statements. The goodwill arising on the above-mentioned investment has been determined as follows:

Purchase consideration	288,467
Less
Cash and bank balances	144,612
Fixed assets, net	27,843
Deferred tax asset	7,480
Net current liabilities	(26,642)
153,293
Goodwill	135,174

On 3 November 2004, Patni USA acquired 100% equity interest in Cymbal corporation which is engaged in providing IT services to clients in the telecom sector. These consolidated financial statements include the operating results of Cymbal Corporation from the date of acquisition. The purchase price of Rs 1,140,982 (including direct expenses of Rs. 59,618) has been paid in cash. Additionally in connection with the acquisition the Company incurred Rs 498,716 related to certain contract terminations/ settlement and acquisition costs of Cymbal Corporation, USA. Such costs have been recognised by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

The equity of Cymbal on the date of investment, representing the proportionate residual interest in the assets of Cymbal after deducting the liabilities aggregated Rs. (147,792). Patni USA’s cost of investment in Cymbal in excess of Cymbal’s equity on the date of investment aggregating Rs 1,288,774 has been classified as goodwill in the consolidated financial statements. The goodwill arising on the above-mentioned investment has been determined as follows:

Purchase consideration	1,140,982
Less
Cash and bank balances	139,206
Fixed assets, net	39,699
Deferred tax asset	49,197
Net current liabilities (including contract termination / settlement and acquisition related liabilities)	(375,894)
(147,792)
Goodwill	1,288,774

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

Total
Goodwill arising on acquisition of 25% equity interest in Patni USA	337,597
Goodwill arising on acquisition of balance 75% equity interest in Patni USA	926,170
Goodwill arising on acquisition of 100 % equity interest in TRI	135,174
Goodwill arising on acquisition of 100% equity interest in Cymbal USA	1,288,774
Add : Contingent consideration arising out of Cymbal acquisition	243,093
Effect of foreign currency translation	(9,485)
Balance as at 31 December 2005	2,921,323

19           Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical segmentation.

Industry segments of the Group comprise customers providing financial services, insurance services, manufacturing companies, telecom, independent software vendors, product engineering services and others such as energy and utilities, retail and hospitality companies.

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

The Group’s geographic segmentation is based on location of the customers and comprises United States of America, Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and includes both onsite and offshore services. Categorization of customer related assets and liabilities in relation to geographical segments is based on the location of the specific customer entity which is billed for the services.

The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information. There are no intersegment sales.

Business segments

As at 31 December 2005 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,186,119	5,502,080	4,350,112	3,047,015	980,708	1,498,793	1,304,479	19,869,306
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

As at 31 December 2004 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	2,836,254	4,840,050	4,178,433	377,361	884,478	682,399	966,200	14,765,175
Sundry debtors	378,391	837,080	1,080,696	269,921	159,473	145,817	263,940	3,135,318
Cost and estimated earnings in excess of billings	87,834	52,456	198,590	86,901	89,935	77,103	74,571	667,390
Billings in excess of cost and estimated earnings	(2,406)	(41,272)	(36,245)	(4,335)	(1,203)	(20,836)	(17,834)	(124,131)
Advance from customers	—	(2,910)	(942)	—	(2,055)	—	(113)	(6,020)

Geographic segments

As at 31 December 2005 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	16,844,953	1,807,755	855,341	63,157	298,100	19,869,306
Sundry debtors	2,549,924	509,983	99,377	7,558	63,270	3,230,112
Cost and estimated earnings in excess of billings	911,152	109,273	128,280	6,738	20,620	1,176,063
Billings in excess of cost and estimated earnings	(65,651)	(32,971)	(7,308)	—	—	(105,930)
Advance from customers	(60,115)	—	—	(91)	(2,439)	(62,645)

As at 31 December 2004 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	12,969,948	1,161,832	499,999	32,867	100,529	14,765,175
Sundry debtors	2,701,399	367,797	16,004	5,782	44,336	3,135,318
Cost and estimated earnings in excess of billings	456,295	97,906	96,187	3,691	13,311	667,390
Billings in excess of cost and estimated earnings	(122,385)	(1,236)	(123)	(387)	—	(124,131)
Advance from customers	—	(5,775)	(245)	—	—	(6,020)

20           Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties		Names

1	Affiliates	1)	PCS Technology Ltd. (formerly known as PCS Industries Ltd.)
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.
2	Key management personnel	1)	Mr. N. K. Patni
		2)	Mr. A. K. Patni
		3)	Mr. G. K. Patni
		4)	Mr. Sukumar Namjoshi
		5)	Mr. Mrinal Sattawala
3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
4	Others	1)	Ravindra Patni Family Trust

(b) Transactions and balances with related parties

		Key management	Parties with
Nature of the transaction	Affiliates	personnel	substantial interest	Others
Transactions during the year ended 31 December 2005
Remuneration (Refer note below)	—	158,078	—	—
Donations	—	—	—	2,500
Rent and other expenses	11,683	—	60	—
Balances at 31 December 2005
Security deposits	8,338	—	3,000	—
Proposed dividend	45,638	44,261	160,899	—
Amounts payable	781	—	37	—
Remuneration payable to directors	—	7,257	—	—
Provision for pension benefits	—	267,968	—	—
Guarantees given	150,000	—	—	—
Transactions during the year ended 31 December 2004
Remuneration (Refer note below)	—	160,720	—	—
Donations	—	—	—	2,500
Reimbursement of expenses by affiliates	36	—	—	—
Rent and other expenses	13,467	—	—	—
Balances at 31 December 2004
Security deposits	9,973	—	3,000	—
Amounts recoverable	10	—	—	—
Proposed dividend	36,511	35,409	118,610	—
Amount payable	1,732	—	193	—
Remuneration payable to directors	—	3,840	—	—
Provision for pension benefits	—	289,188	—	—
Guarantees given	150,000	—	—	—

Note: Remuneration does not include provisions for gratuity and leave encashment in respect of Directors, as actuarial valuation is done on an overall Company basis.

21           Earnings per share

Particulars	2005	2004
Profit for the period after taxation	1,987,093	2,577,045
Less: Dividend on equity shares of subsidiary	—	—
Profit available for equity shareholders	1,987,093	2,577,045
Weighted average number of equity used in computing earnings per equity share.
• Basic	125,736,592	123,066,042
• Diluted	127,457,632	124,084,992
Earnings per equity share of Rs 2 each
• Basic	15.80	20.94
• Diluted	15.59	20.77
Face value per share (Rs)	2.00	2.00

22           Leases

Patni has acquired certain vehicles under finance lease for a non-cancellable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease rental obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to Patni. However, it contains a renewal clause.

Fixed assets include the following amounts in relation to the above leased vehicles:

As at	2005	2004

Gross block of vehicles	56,503	46,610
Less: Accumulated depreciation	24,486	18,066
Net block	32,017	28,544

Future minimum lease payments in respect of the above assets as at 31 December 2005 are summarised below:

			Present value
	Minimum lease		of minimum
	payments	Finance charge	lease payments

Amount due within one year from the balance sheet date	13,988	939	13,049
Amount due in the period between one year and five years	19,453	688	18,765
	33,441	1,627	31,814

The future minimum lease payments in respect of non-cancellable operating leases are summarised below:

	2005	2004

Amount due within one year from the balance sheet date	308,884	299,689
Amount due in the period between one year and five years	424,064	641,830
	732,948	941,519

Patni has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company.

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-5 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

Cymbal and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Rent expense for all operating leases for the year ended 31 December 2005 aggregated Rs 460,990 (2004: Rs 317,457) respectively.

Sub lease income recognised in the statement of profit and loss for the year ended 31 December 2005 aggregated Rs 12,331 (2004: Rs 18,508)

23           Capital commitments and contingent liabilities

	2005	2004
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,010,802	1,111,437

Corporate guarantees	150,000	150,000

Outstanding forward contracts	3,470,390	4,491,830

Unamortised income in respect of forward contracts	10,748	4,917

Bank guarantees	18,011	15,504

Letters of credit	24,672	2,503

	4,684,623	5,776,191

The Company has issued equity shares to GE Capital Mauritius Equity Investment and General Atlantic Mauritius Limited, which contained certain exit options and commitments in the event the IPO did not occur within the period stipulated in the shareholders agreement. In February 2004, Patni completed its IPO and accordingly these exit options and commitments have lapsed.

Certain income tax related legal proceedings are pending against the Group. Potential liabilities, if any, have been adequately provided for, and the Group does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Group is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Group expects to be material in relation to its business.

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Corporate guarantee includes guarantee given to Standard Chartered Bank on account of PCS Industries in consideration of granting advances, credit and other banking facilities.

Outstanding forward contracts represents the total value of forward contracts entered into by the company.

Guarantees given by a bank on behalf of Patni amounted Rs15,504 and Rs 18,011 as at December 31, 2004 and 2005 and letter of credit issued by bank was Rs 2,503 and Rs 24,672 as at December 31, 2004 and 2005.

24           Employee stock compensation plans

On 30 June 2003 Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options* activity under the plan is as follows:

		Range of	Weightage average
	Shares arising	exercise	remaining contractual
Year ended 31 December 2005	out of options	prices	life (months)
Outstanding at the beginning of the year	2,352,015	145	75
	100,000	254	84
	2,750,632	338	87
Granted during the year	190,000	381	90
Granted during the year	670,710	451	90
Forfeited during the year	(113,900)	145	—
Forfeited during the year	(198,625)	338	—
Forfeited during the year	(45,500)	145	—
Forfeited during the year	(50,000)	338	—
Forfeited during the year	(9,000)	381	—
Exercised during the year	(433,065)	145	—
Exercised during the year	(28,000)	338	—
Outstanding at the end of the year	1,759,550	145	67
	100,000	254	72
	2,474,007	338	75
	181,000	381	81
	670,710	451	87
Exercisable at the end of the year	663,242	145	67
Exercisable at the end of the year	25,000	254	72
Exercisable at the end of the year	597,502	338	75

Year ended 31 December 2004	Shares arising out of options	Range of exercise prices	Weightage average remaining contractual life (months)

Outstanding at the beginning of the year	2,733,700	145	86
Granted during the year	100,000	254	90
Granted during the year	2,750,632	338	90
Forfeited during the year	(192,875)	145	—
Exercised during the year	(188,810)	145	—
Outstanding at the end of the year	2,352,015	145	75
	100,000	254	84
	2,750,632	338	87
Exercisable at the end of the year	446,396	145	56

* Includes stock options granted to employees of subsidiary companies.

Profit for the year after taxation as reported	1,987,093
Add: Stock based employee compensation determined under the intrinsic value method	—
Less: Stock based employee compensation determined under the fair value method	154,383
Pro-forma profit	1,832,710
Reported earnings per equity share of Rs 2 each
• Basic	15.80
• Diluted	15.59
Pro-forma earnings per equity share of Rs 2 each
• Basic	14.58
• Diluted	14.38

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005. The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0.53% to 0.54%
Expected life	2 to 5 years
Risk free interest rates	5.74% to 6.73%
Expected volatility	28% to 50%

25           Prior year adjustments

In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities in certain overseas locations, the Company has reassessed its obligations for payroll and related taxes for years ended 31 December 2001 to 31 December 2004. Based on information gained from this reassessment and consultation with its advisors, the Company has determined that it is probable that payroll and related tax obligations have been incurred.

Accordingly, the Company has estimated its liability including interests and penalties for related tax consequences at amounts based on applicable tax rules and these have been reported separately in these financial statements as prior period items:

	2005	2004
Personnel costs	700,223	—
Selling, general and administration cost	93,494	—
Interest	115,970	—
Total	909,687	—

To the extent that the Company has determined a likely tax deduction for these payments, a related deferred tax asset has been created and reported as a prior period item in Note 17.

Additionally, the Company has also reassessed its branch taxation policies for the years ended 31 December 2001 and 31 December 2002 and determined an amount of Rs. 126,725 which is reported as a prior period income tax item in Note 17.

26           Prior year comparatives

Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Management’s Discussion and Analysis of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $142.6 million in 2001 to $ 450.3 million in 2005, representing a compound annual growth rate of 33.3%. Our net income grew from $22.1 million in 2001 to $60.9 million in 2005, representing a compound annual growth rate of 28.9%. Our total number of employees was 9,661 as of 31 December 2004 and 11,802 as of 31 December 2005. In light of this growth, we are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of 31 December 2005, we had 194 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices. Our industry practices consist of insurance, manufacturing, financial services and telecommunications, and a group of other industries (including retail, energy and utilities, logistics and transportation, and media and entertainment).

We have also developed technology practices that offer research, design and development services for product engineering and to independent software vendors, or ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended 31 December
	2003	2004	2005
	(restated)(1)	(restated)(1)
Revenues	58.8%	68.3%	77.9%
Revenue from a significant shareholder	41.2%	31.7%	22.1%
Cost of revenues	62.7%	62.0%	64.1%
Gross profit	37.3%	38.0%	35.9%
Selling, general and administrative expenses	19.8%	18.6%	19.9%
Provision for doubtful debts and advances	0.1%	0.2%	0.0%
Foreign exchange gain (loss), net	(0.0)%	0.6%	0.4%
Operating income	17.4%	18.6%	15.6%
Interest and dividend income	0.6%	1.3%	0.9%
Interest expense	(0.3)%	(0.2)%	(0.4)%
Gain on sale of investments, net	0.5%	0.0%	0.3%

	Year ended 31 December
	2003	2004	2005
	(restated)(1)	(restated)(1)

Other income (expense), net	(0.1)%	(0.6)%	0.2%
Change in fair value of put option	0.5%	0.0%	0.0%
Income before income taxes	18.6%	19.1%	16.6%
Income taxes	2.5%	2.4%	3.1%
Cumulative effect due to change in accounting principle (SFAS 150)	1.3%	0.0%	0.0%
Net income	17.4%	16.7%	13.5%

(1)           See Note 3 to our consolidated financial statements for the year ended 31 December 2005 for a discussion on the restatement in respect of our financial statements for fiscal years 2002, 2003 and 2004, relating to the effects of recognition of additional payroll and related taxes for our international operations primarily on account of certain wages paid, and short-term fringe benefits given, to our employees when working outside of India.

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

Revenues

Our revenues were $450.3 million in 2005, representing an increase of 37.9% from revenues of $326.6 million in 2004. Out of this increase, $60.6 million (representing 49.0% of the increase in revenues) was due to revenues from Patni Telecom (formerly Cymbal). Patni Telecom (formerly Cymbal) was acquired in November 2004 and therefore revenue for November and December 2004 was only reflected in our income statement for the year ended 31 December 2004. Other than Patni Telecom (formerly Cymbal), revenues from existing customers contributed $354.4 million and new customers contributed $27.0 million to our revenues. Excluding Patni Telecom (formerly Cymbal) revenues, the growth from our existing operations would have been 19.8% in 2005. Growth in revenues from our existing operations was attributable to an increase of 21.2% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 12.7% in 2005 compared to 2004, while offshore work increased 26.0% over the same period. Due to this higher growth in offshore efforts than onsite efforts, our revenue growth was less than our growth in total billed person-months. We increased our client relationships to 199 as of 31 December 2005 from 170 as of 31 December 2004. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 61 as of 31 December 2005 from 46 as of 31 December 2004.

During 2005, our revenues from T&M projects increased by 42.9% over revenues in 2004, while revenues from fixed price contracts increased by 31.1% over the same period in 2004. T&M projects accounted for 59.5% of our revenues in 2005, compared to 57.4% in 2004 mainly because 62.7% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 59.3% in 2005 from 69.0% in 2004. General Electric, our largest client and one of our principal shareholders, contributed 22.1% of our revenues in 2005, compared to 31.7% in 2004. While revenues from General Electric declined by 4.0% in 2005 as compared to 2004, revenues from other clients grew by 57.3%.

During 2005, clients in the insurance, manufacturing and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2005 increased by 16.7%, 6.8% and 15.1% compared to 2004 and contributed 27.7%, 21.9% and 16.0% to overall revenues, respectively. Our telecommunications industry practice grew by $60.4 million mainly due to business from Patni Telecom (formerly Cymbal) and contributed 15.3% to our overall revenues in 2005. Our other industries practice contributed 6.5% and 6.6% of our revenues in 2005 and 2004. Our ISV practice contributed 5.0% and 5.9% of our revenues in 2005 and 2004 and our product engineering practice contributed 7.5% and 4.6% of our revenues in 2005 and 2004.

During the 2005, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2005 and 2004, we derived 84.8% and 87.8% of our revenues from clients located in the United States. Revenues from these clients grew by 33.2% in 2005, while revenues from clients in other regions grew by 71.2% in the same period.

Cost of revenues

The cost of revenues was $288.5 million in 2005, representing an increase of 42.5% from $202.5 million in 2004. Cost of revenues represented 64.1% and 62% of our revenues in 2005 and 2004. Out of the increase of $86 million in cost of revenues, $36.2 million increase was due to the cost of revenues of Patni Telecom (formerly Cymbal). Of the remaining increase of $49.8 million in cost of revenues, $32.6 million was attributable to wage costs, $2.2 million to sub-contractor cost, $2.5 million to travel costs, $2.6 million to legal immigration costs, $4.6 million to rental and repairs, 1.1 million to data-link charges, $2.8 million to other general administration costs and $1.4 million to depreciation charged on assets. Wage costs increased by $32.6 million due to an increase in headcount of software professionals by 2,084, annual salary revisions and recognition of additional payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given, to our employees when working outside India. Our legal immigration costs were higher due to increased costs of applications as well as an increase in the number of applications processed. Expansion of our facilities led to increased rental costs and other related expenses. Depreciation charged on assets increased by $1.4 million in 2005 as compared to 2004. Patni Telecom (formerly Cymbal) cost of revenues of $36.2 million consisted of wage costs of $21.2 million, subcontractor costs of $11.9 million, travel costs of $2.6 million and other costs of $0.5 million.

Gross profit

Our gross profit for 2005 was $161.9 million, representing an increase of 30.4% from $124.1 million in 2004. Gross profit as a percentage of our revenues dropped to 35.9% from 38% during 2004 reflecting the increase in cost of revenues.

Selling, general and administrative expenses

During 2005, our selling, general and administrative expenses were $89.7 million, representing an increase of 46.6% from $61.2 million in 2004. During 2005 our selling, general and administrative expenses as a percentage of revenues increased to 19.9% from 18.7% in 2004. Out of the total increase of $28.5 million, $10.3 million was due to selling, general and administrative expenses of Patni Telecom (formerly Cymbal).

During 2005, our sales and marketing expenses were $36.0 million, representing an increase of 55.6% from $23.2 million in 2004. Apart from the Patni Telecom (formerly Cymbal) costs, personnel costs increased by $5.0 million due to the addition of 35 sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $2.0 million. Selling and marketing costs associated with Patni Telecom (formerly Cymbal) increased by $5.8 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $53.7 million, representing an increase of 60.9% from $37.5 million in 2004. Apart from Patni Telecom (formerly Cymbal), personnel costs increased by $1.7 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $1.4 million due to an increase in the number of facilities. Professional and consultancy charges increased by $3.8 million, recruitment expenses increased by $1.6 million and other general expenses increased by $1.1 million. General and administrative expenses associated with Patni Telecom (formerly Cymbal) increased by $4.3 million. Depreciation expense increased by $1.8 million.

Foreign exchange gain/loss

In 2005, we had a foreign exchange loss of US$1.7 million as against a loss of US$2.1 million in 2004, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

Operating income

Our operating income was $70.4 million in 2005, representing an increase of 15.8% from $60.8 million in 2004. As a percentage of revenues, operating income dropped to 15.6% from 18.6% in 2004 reflecting increase in cost of revenues and selling, general and administration expenditures.

Other income (expense), net

Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $4.2 million in 2005, increasing 176% from $1.5 million in 2004. In 2004, we incurred expenses of approximately $1 million in relation to our initial public offering. On account of reassessment of our payroll and related tax obligations for our international operations, we have provided for other related expenses with respect to delayed payments amounting $1.7 million in 2005.

Income taxes

We made a provision of $13.8 million for income taxes in 2005, representing an increase of 79.4% from $7.7 million in 2004. Our effective tax rate increased to 18.5% in 2005 from 12.3% in 2004. The increased tax provisioning included an amount of approximately US$1 million relating to an adjustment for an earlier year’s income tax assessment. The tax rate was higher than preceding periods as a result of the previous year adjustment. Also, the tax provision for Patni Telecom (formerly Cymbal) was for the whole year of 2005 as compared to two months of 2004.

Net income

Our net income was $60.9 million in 2005, representing an increase of 11.3% from $54.7 million in 2004. As a percentage of our revenues, net income decreased to 13.5% in 2005 from 16.7% in 2004.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares. We received net proceeds of $117.0 million from our ADSs issue in 2005. We received net proceeds of $64.3 million from our initial public offering in India in 2004. Prior to 2004, we received net proceeds of $61.5 million from our sale of equity shares to General Electric and General Atlantic.

As of 31 December 2005, we had $148.8 million in cash and cash equivalents, $42.2 million invested in units of liquid mutual funds, and $99.6 million invested primarily in units of other debt mutual funds. As of 31 December 2004, we had $77.1 million in cash and cash equivalents, $55.4 million invested in units of liquid mutual funds in India (which typically are mutual funds with investments in short term debt instruments), and $30.2 million invested primarily in units of other debt mutual funds in India.

Our working capital at 31 December 2005 and at 31 December 2004 was $35.7 million and $54.2 million, respectively. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $75.2 million and $48.7 million in the year ended 31 December 2005 and the year ended 31 December 2004.

This variance was primarily due to increase in net income to $60.9 million during 2005 from $54.7 million in 2004. In addition, during 2005 depreciation increased to $16.0 million from $11.5 million in 2004. There was a reversal of provision for bad debts of $0.2 million in the year ended 31 December 2005 whereas provision for bad debts was $0.5 million in the year ended 31 December 2004. Gain from sale of plant property and equipment was $3.2 million in 2005 as compared to a loss of $0.6 million in 2004. Also Gain from sale of investments were $1.1 million and $0.1 million in the years ended 31 December 2005 and 31 December 2004 respectively. Further net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts  increased by $14.7 million in the year ended 31 December 2005 against an increase of $15.4 million in 2004. Current assets and other assets decreased by $3.3 million in the year ended 31 December 2005 as compared to an increase of $6.2 million in the year ended 31 December 2004. Taxes paid were $15.3 million as against a tax provision of $15.7 million in the year ended 31 December 2005. Taxes paid were $12.5 million as against a tax provision of $8.6 million in the year 2004. Other current liabilities and other liabilities increased by $8.9 million during the year ended 31 December 2005 as compared to $7.7 million increase in 2004.

Net cash used in investing activities was $113.9 million for the year ended 31 December 2005 and $86.4 million for 2004. Net cash used in the acquisition of property, plant and equipment for the year ended 31 December 2005 was $51.1 million, mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were $67.7 million for the year ended 31 December 2005. Net proceeds from investments in liquid mutual funds and units of other debt mutual funds were $10.5 million for the year ended 31 December 2005. Additional purchase consideration to Cymbal shareholders in the year ended 31 December 2005 amounted to $5.6 million. Net cash used in investing activities in 2004 included $32.5 million for the acquisition of Cymbal Corporation, net of cash acquired. Net cash used in the acquisition of property, plant and equipment for 2004 was $21.9 million mainly on account of the purchase of new facilities or expansion of our existing facilities. Net purchase of investment securities was $1.4 million in 2004. Net purchases of investments in liquid mutual funds and units of other debt mutual funds were $30.6 million in 2004.

Net cash provided by financing activities was $111.9 million for the year ended December 2005 and $61.4 million for the year ended December 2004. We paid $6.5 million in dividends, including dividend tax on our equity shares in the year ended 31 December 2005. We received net proceeds of $118.7 million from ADSs issue and our employee stock option plan during the year ended 31 December 2005. We received net proceeds of $64.8 million from our initial public offering and our employee stock option plan during 2004. We also paid $3.1 million towards dividend payouts on our equity shares in 2004.

Our capital expenditures for the year ended 31 December 2005 and the year ended 31 December 2005 were $55.4 million and $22.5 million, respectively. These capital expenditures were primarily to finance the expansion of our existing facilities as well as the construction of new facilities in India.

PATNI COMPUTER SYSTEMS LIMITED AND SUBSIDIARIES

Consolidated Financials Under US GAAP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Patni Computer Systems Limited We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, onan test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3, the Company has restated its 2003 and 2004 consolidated financial statements.

KPMG

Mumbai, India

3 February 2006

Consolidated Balance Sheets

	December 31,	December 31,
As of	2004	2005
	(Restated)
ASSETS
Current assets
Cash and cash equivalents	$77,143,498	$148,819,600
Investments in liquid mutual fund units	55,372,919	42,161,683
Investment in securities	30,249,800	99,614,252
Accounts receivable, net	45,721,964	58,747,671
Accounts receivable, net from a significant shareholder	26,282,949	15,673,490
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,094,094
Deferred income taxes	5,951,315	11,887,564
Other current assets	10,575,425	9,549,036
Total current assets	266,531,310	412,547,390
Deferred income taxes	3,634,585	3,401,766
Other assets	5,987,387	5,946,751
Property, plant and equipment, net	55,074,565	92,009,623
Intangible assets, net	11,987,830	10,158,065
Goodwill	24,677,771	27,987,198
Total assets	$367,893,448	$552,050,793
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Capital lease obligation	266,242	289,520
Trade accounts payable	3,673,205	5,488,043
Billings in excess of costs and estimated earnings on uncompleted contracts	2,846,346	2,350,346
Income taxes payable	5,311,065	4,829,152
Deferred income taxes	115,659	193,807
Accrued expenses	20,779,367	26,231,532
Other current liabilities	16,531,146	46,893,194
Total current liabilities	49,523,030	86,275,594
Capital lease obligations excluding current instalments	390,586	416,342
Other liabilities	25,542,123	6,368,544
Deferred income taxes	4,008,648	4,758,961
Total liabilities	$79,464,387	$97,819,441
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 124,997,009 shares and 137,798,399 shares as of December 31, 2004 and 2005 respectively).	5,542,301	6,101,600
Additional paid-in capital	180,906,859	299,220,619
Retained earnings	93,381,447	147,714,225
Accumulated other comprehensive income	8,598,454	1,194,908
Total shareholders’ equity	$288,429,061	$454,231,352
Total liabilities and shareholders’equity	$367,893,448	$552,050,793

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

Year ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Revenues	$147,641,306	$223,141,113	$350,972,760
Revenue from a significant shareholder	103,402,102	103,440,511	99,359,172
	251,043,408	326,581,624	450,331,932
Cost of revenues	157,472,727	202,461,490	288,480,678
Gross profit	93,570,681	124,120,134	161,851,254
Selling, general and administrative expenses	50,065,154	61,195,519	89,728,951
Foreign exchange (gain)/loss, net	(171,574)	2,081,800	1,693,145
Operating income	43,677,101	60,842,815	70,429,158
Other income/(expense)
Interest and dividend income	1,573,522	4,222,853	4,189,776
Interest expense	(705,616)	(890,569)	(2,044,366)
Gain on sale of investments, net	1,278,018	144,482	1,128,071
Other (expense)/income, net	(302,549)	(1,940,281)	966,620
Change in fair value of put option	1,186,160	—	—
Income before income taxes	46,706,636	62,379,300	74,669,259
Income taxes	6,337,112	7,695,160	13,802,583
Income before cumulative effect of change in accounting principle	$40,369,524	$54,684,140	$60,866,676
Cumulative effect on prior years (to June 30, 2003) of change in accounting principle due to adoption of SFAS 150 (net of income taxes of $Nil)	3,273,960	—	—
Net income	$43,643,484	$54,684,140	$60,866,676
Earnings per share
Income before cumulative effect of a change in accounting principle (basic and diluted)	$0.36	$0.44	$0.48
Cumulative effect of a change in accounting principle (basic and diluted)	0.03	—	—
Net Income (basic and diluted)	$0.39	$0.44	$0.48
Weighted average number of common shares used in computing earnings per share
Basic	111,420,849	123,066,042	125,736,592
Diluted	111,420,849	124,084,992	127,457,632

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

for the years ended December 31, 2003, 2004 and 2005

	Common shares
	Shares	Par value	Additional Paid-in-Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Shareholders Equity
	(in $ except share data)
Balance as of January 1, 2003	69,904,103	$2,256,636	$6,505,213	$5,357,008		$(7,118,132)	$7,000,725
Prior period adjustment (refer note 3.1.1)				(6,243,011)			(6,243,011)
Balance as of January 1, 2003	69,904,103	$2,256,636	$6,505,213	($886,003)		$(7,118,132)	$757,714
Cash dividend on common shares				(998,623)			(998,623)
Stock dividend		1,016,861	(1,016,861)
Reclassification of redeemable common shares in accordance with SFAS No. 150	41,516,746	1,669,008	115,703,768				117,372,776
Transition adjustment in accordance with SFAS No. 150 for net carrying amount of put option (Note 3)			(4,470,120)				(4,470,120)
Comprehensive income Net income				43,643,484	43,643,484		43,643,484
Other comprehensive income:
Translation adjustment					6,456,104		6,456,104
Unrealised loss on investments, net of tax of $204,656 :					(356,228)		(356,228)
Minimum pension liability, net of tax of $338,425					(507,088)		(507,088)
Comprehensive income					49,236,272		5,592,788
Balance as of December 31, 2003	111,420,849	$4,942,505	$116,722,000	$41,758,858		$(1,525,344)	$161,898,019
Common shares issued through an Initial Public Offering, net of direct expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income Net income				54,684,140	54,684,140		54,684,140
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292
Comprehensive income					64,807,938	10,123,798
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$93,381,447		$8,598,454	$288,429,061

	Common shares
	Shares	Par value	Additional Paid-in-Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Shareholders Equity
	(Restated)
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$93,381,447	$8,598,454		$288,429,061
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$147,714,225		$1,194,908	$454,231,352

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Operating activities
Net income	$43,643,484	$54,684,140	$60,866,676
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,127,418	11,543,775	15,960,705
Deferred taxes	(2,367,289)	(1,044,286)	(1,889,293)
Provision/(recovery) for doubtful debts and advances	305,201	495,618	(151,954)
Cumulative effect of a change in accounting principle	(3,273,960)	—	—
(Gain)/loss on sale of property, plant and equipment, net	6,175	597,678	(3,176,152)
(Gain)/loss on sale of investments	(1,278,018)	(144,482)	(1,128,071)
Change in the put option liability	(10,000)	—	—
Change in fair value of put option	(1,186,160)	—	—
Changes in assets and liabilities
Accounts receivable	(9,580,494)	(10,400,590)	(3,531,903)
Costs and estimated earnings in excess of billings on uncompleted contracts	(2,558,554)	(5,032,911)	(11,162,155)
Other current assets	(3,800,150)	(3,445,375)	3,431,844
Other assets	(292,911)	(2,714,988)	(142,962)
Trade accounts payable	200,994	18,445	1,937,464
Billings in excess of costs and estimated earnings on uncompleted contracts	692,262	634,645	(456,143)
Tax benefit arising on exercise of stock options	—	—	136,816
Taxes payable	(1,147,543)	(3,706,993)	(463,113)
Accrued expenses	2,638,374	(569,178)	6,069,364
Other current liabilities	3,602,235	1,645,226	16,410,593
Other liabilities	6,660,913	6,101,595	(7,548,512)
Net cash provided by operating activities	$41,381,977	$48,662,319	$75,163,204
Investing activities
Purchase of property, plant and equipment	(13,742,261)	(22,460,713)	(55,387,224)
Proceeds from sales of property, plant and equipment	70,105	509,570	4,336,910
Purchase of investment securities	(84,218,119)	(68,507,215)	(284,249,359)
Proceeds from sale of investment securities	95,256,878	67,149,337	216,499,740
Purchase of investments in liquid mutual fund units	(69,622,903)	(187,094,707)	(258,744,922)
Proceeds from sale of investments in liquid mutual fund units	47,478,842	156,499,620	269,269,221
Payments for acquisition, net of cash acquired	(3,038,154)	(32,450,060)	—
Additional purchase consideration to Cymbal shareholders	—	—	(5,578,772)
Net cash used in investing activities	$(27,815,612)	$(86,354,168)	$(113,854,406)

See accompanying notes to the consolidated financial statements.

Year ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Financing activities:
Payment of capital lease obligations	(166,479)	(301,474)	(329,168)
Dividend on common shares	(998,623)	(3,059,633)	(6,531,628)
Proceeds from common shares issued, net of expenses	—	64,784,655	118,736,243
Net cash provided by/(used in) financing activities	$(1,165,102)	$61,423,548	$111,875,447
Effect of exchange rates changes on cash and cash equivalents	2,737,437	5,472,249	(1,508,143)
Net increase in cash and cash equivalents	12,401,263	23,731,699	73,184,245
Cash and cash equivalents at the beginning of the year	32,800,850	47,939,550	77,143,498
Cash and cash equivalents at end of the year	$47,939,550	$77,143,498	$148,819,600
Supplemental disclosure of cash flow information:
Interest paid	$36,295	$35,152	$673,158
Income taxes paid	$9,741,716	$12,536,145	$15,294,446
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$275,080	$393,184	$471,644
Stock dividend	$1,016,861	—	—

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated financial statements for the year ended 31 December, 2005

1                                         Organization and nature of business

1.1.1                        Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. On September 18, 2003, Patni converted itself from a private limited company into a public limited company and changed its name from Patni Computer Systems (P) Limited to Patni Computer Systems Limited. In February 2004, Patni completed initial public offering of its equity shares in India.

1.1.2                        Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in UK, Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Computer Systems, Inc. (“Patni USA”), a company incorporated in Massachusetts, USA are 100% subsidiaries of Patni. In April 2003, Patni USA acquired 100% equity in The Reference Inc. (“TRI”), a company incorporated in Massachusetts, USA for consideration in cash. On November 3, 2004, Patni USA, acquired 100% equity in Cymbal Corporation (“Cymbal”), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Further, Patni also has foreign branch offices in USA, Japan, Sweden, Australia, Korea and Netherlands.

1.1.3                        Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, telecommunications services and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation, and media and entertainment. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.1.4                        These financial statements are prepared on a consolidated basis for all the years presented.

2                                         Summary of significant accounting policies

Basis of preparation of financial statements

2.1.1                        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.1.2                        The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. In addition, the Company consolidates any Variable Interest Entity (“VIE”) if it is determined to be a primary beneficiary in accordance with FASB interpretation 46(R), “Consolidation of Variable Interest Entities”. However, as of December 31, 2004 and 2005, the Company does not have any interest in any VIE.

Accounting estimates

2.1.3                        The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Revenue and cost recognition

2.1.4                        The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, the sales price is fixed or determinable and collectibility is reasonably assured. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction—Type and Certain Production—Type Contracts”). The input method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

2.1.5                        The asset, “Cost and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.1.6                        Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

2.1.7                        Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.1.8                        The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The discounts can be utilized by the customer in the form of free services.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future. The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

The Company reports revenues net of discounts offered to customers. In accounting for the above volume discounts, guidance has been obtained from Emerging Issues Task Force (“EITF”) 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future” and EITF 01-09, “Accounting for Consideration given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Accordingly, these volume discounts have been recorded based on estimate of the total number of customers that will ultimately earn these discounts as it is believed that, based on historical experience, reliable estimates can be made of the estimated amount of revenues from a particular customer in the specified period.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

2.1.9                        Revenue from BPO is recognised on proportionate performance method.

Advertising cost

2.1.10                  Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was $0.7 million, $1 million and $1.5 million for the years ended December, 31, 2003, 2004 and 2005.

Cash and cash equivalents

2.1.11                  The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.

Investments

2.1.12                  Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2004 and 2005, all investment securities were classified as available-for-sale and consisted of units of mutual funds.

2.1.13                  Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Business combinations, goodwill and intangible assets

2.1.14                  Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

2.1.15                  Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16                  Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer related intangibles and are being amortized over a period of 10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.1.17                  Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.1.18                  Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.1.19                  Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is ready for its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer—Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.1.20                  Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.1.21                  The functional currency of Patni and its branches in the US, Japan, Sweden, Australia, Korea and Netherland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.1.22                  The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions

2.1.23                  Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

Income taxes

2.1.24                  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realiased.

Concentration of credit risk

2.1.25                  Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.1.26                  Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

2.1.27                  The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretation including FASB interpretation 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, issued in March 2000, to account for its employee stock based compensation plans. Under this method, compensation expense is recorded on the date of the grant, only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted for as fixed awards.

2.1.28                  Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

Year ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Net income, as reported	$43,643,484	$54,684,140	$60,866,676
Add: Stock based employee compensation expense included in reported income	—	—	—
Less: Stock based employee compensation expense determined under fair value based method, net of tax effects	(158,232)	(1,253,513)	(3,501,531)
Pro forma net income	$43,485,252	$53,430,627	$57,365,145
Reported earnings per share
Basic	$0.39	$0.44	$0.48
Diluted	$0.39	$0.44	$0.48
Pro forma earnings per share
Basic	$0.39	$0.43	$0.46
Diluted	$0.39	$0.43	$0.45

2.1.29                  The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Year ended December 31,	2003	2004	2005
Dividend yield	0.41%	0.34%-0.72%	0.53%-0.54%
Expected life	2-5 years	2-5 years	2-5 years
Risk free interest rates	4.75%-4.9%	5.16%-6.46%	5.74%-6.73%
Volatility	0	43%-65%	28%-50%

2.1.30                  For the year ended December 31, 2003, since the Company was a non-public entity, it has used the minimum value method in estimating the fair value of options.

Dividends

2.1.31                  Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.1.32                  The Company enters into forward foreign exchange contracts where the counter party is a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on inter-company transactions and forecasted transactions denominated in foreign currencies. Although the Company believed that forward contracts were effective as hedges from an economic perspective, the Company had not previously designated these forward contracts as hedges of underlying transactions.

2.1.33                  During 2004, the Company re-evaluated its risk management program and hedging strategies in respect of forecasted transactions, and, upon completion of the formal documentation and testing for effectiveness, the Company has designated certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.1.34                  In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

Earnings per share

2.1.35                  In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the period using the treasury stock method for options except where the result would be anti-dilutive.

Reclassifications

2.1.36                  Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Commitments and Contingencies

2.1.37                  Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Issued Accounting Standards

2.1.38                  The Company examined the recently issued accounting standards SFAS No.151 “Inventory Costs”, SFAS No.152 “Accounting for Real Estate Time-Sharing Transactions”, SFAS No. 153 “Exchange of Non-monetary Assets”, SFAS No.154 “Accounting Changes and Error Corrections” and EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments” and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No.123 (revised 2004). “Share-Based Payment” (“SFAS 123R”), which requires all companies to measure compensation cost for all share-based payments (including employee stock option) at fair value. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, “Accounting for Stock Based Compensation” (“SFAS 123”).

The second adoption method is a modified retrospective transition method whereby a Company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123; a company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied.

SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No. 96-18. “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

SFAS 123R is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006.

The Company currently expects to adopt SFAS 123R in the quarter ending March 31, 2006 using the modified prospective method. At December 31, 2005, unamortized costs determined based on the fair value approach described in SFAS No. 123 amounted to $5,342,491, which will be amortised over a weighted average period of approximately five years. Future compensation expense will be impacted by various factors, including the number of awards granted and their related fair value at the date of the grant.

3                                         Restatement

3.1.1                        In connection with an ongoing review of certain tax aspects relating to its international operations by the tax authorities in the US, the Company has reassessed its obligations for payroll and related taxes for the years ended December 31, 2003 and December 31, 2004. This reassessment related primarily to certain wages paid, and short-term fringe benefits given, to the Company’s employees when working outside of India, for which appropriate withholding taxes were not provided.

Accordingly, the Company has estimated its liability for related tax consequences at amounts based on applicable tax rules. As a result of the above, the Company has restated its financial statements for the years ended December 31, 2003 and 2004 to include payroll and related taxes of $2,291,091 and $2,510,543 (included under “cost of revenues”), interest expenses with respect to delayed payments of $448,415 and $568,432 (included under ‘interest expense’), and other related expenses $209,201 and $121,435 (included under “other income/(expense) net”). As a result of the above adjustments, deferred tax benefit (included under ‘income taxes’) of $1,095,803 and $1,231,590 have also been recognized for the years ended December 31, 2003 and December 31, 2004 respectively. The cumulative impact of similar adjustments on retained earnings relating to prior periods amounting to $6,243,011 has been recorded as a prior period adjustment in the statement of shareholders’ equity and comprehensive income.

3.1.2		Year ended December 31, 2003		Year ended December 31, 2004
		As previously		As previously
		reported	Restated	reported	Restated
	Consolidated statements of income
	Cost of revenues	$155,181,636	$157,472,727	$199,950,947	$202,461,490
	Gross profit	95,861,772	93,570,681	126,630,677	124,120,134
	Operating Income	45,968,192	43,677,101	63,353,358	60,842,815
	Interest expense	(257,201)	(705,616)	(322,137)	(890,569)
	Other (expense)/income, net	(93,348)	(302,549)	(1,818,846)	(1,940,281)
	Income before income taxes	49,655,343	46,706,636	65,579,710	62,379,300
	Income taxes	7,432,914	6,337,112	8,926,750	7,695,160
	Income before cumulative effect of change in accounting principle	42,222,429	40,369,524	56,652,960	54,684,140
	Net income	45,496,389	43,643,484	56,652,960	54,684,140
	Earnings per share—Income before cumulative effect of a change in accounting principle (basic and diluted)	0.38	0.36	0.46	0.44
	Earnings per share—Income after cumulative effect of a change in accounting principle (basic and diluted)	0.41	0.39	0.46	0.44
	Consolidated balance sheet
	Assets
	Deferred income taxes—non current			—	3,634,585
	Total assets			364,258,863	367,893,448
	Liabilities
	Income taxes payable			2,501,065	5,311,065
	Total current liablities			46,713,030	49,523,030
	Deferred income taxes—non current			4,562,135	4,008,648
	Other liabilities			14,099,315	25,542,123
	Total liabilities			65,765,066	79,464,387
	Shareholders’ Equity
	Retained earnings			$103,446,183	$93,381,447
	Total Shareholders’ equity			298,493,797	288,429,061
	Consolidated statements of cash flows
	Net income	$45,496,389	$43,643,484	$56,652,960	$54,684,140
	Deferred taxes	(1,271,487)	(2,367,289)	187,304	(1,044,286)
	Other liabilities	3,712,206	6,660,913	2,901,185	6,101,595

4                                         Acquisitions

TRI

4.1.1                        On April 17, 2003, Patni USA, acquired 100% equity interest in TRI which is engaged in providing IT services to clients in the financial services sector. The consolidated financial statements include the operating results of TRI from the date of acquisition. The purchase price of $6,093,526 (including direct expenses of $113,516) has been paid in cash.

4.1.2                        This transaction has been accounted for using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated to the acquired assets and liabilities based on management’s estimates as follows:

Cash and cash equivalents	$3,055,332
Net tangible liabilities	(396,180)
Customer related intangibles	840,000
Goodwill	2,594,374
Total	$6,093,526

The Company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position in financial services, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in the financial services sector.

4.1.3                        As of December 31, 2005, the Company has tested this goodwill for impairment and has concluded that there is no impairment in its carrying value.

Cymbal

4.1.4                        On November 3, 2004, Patni USA acquired 100% equity interest in Cymbal which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Cymbal from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) was paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations / settlements and acquisition costs of Cymbal. Such costs have been recognised by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved. As per the Stock Purchase Agreement and amendments thereof, $5,578,772 was paid to the shareholders of Cymbal as contingent consideration based on achievement of certain revenue and margin targets during the year 2005 . This additional consideration has been recognised as Goodwill arising on acquisition of Cymbal.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Cymbal. The incentive payments under this plan will not exceed $3,400,000 over the next three years. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, $664,709 and $176,177 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively in fiscal 2005.

4.1.5                        This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141. The purchase price has been allocated to the acquired assets and liabilities based on management’s estimates as summarised below:

Cash and cash equivalents	$3,061,034
Property, plant and equipment	935,159
Other assets, net	2,689,444
Contract termination / settlement and acquisition related liabilities	(10,968,029)
Deferred taxes	(775,095)
Customer related intangibles	10,336,500
Goodwill	25,392,824
Total	$30,671,837

As of December 31, 2005, the Company has tested this goodwill for impairment and concluded that there is no impairment in its carrying value.

5                                         Investments

5.1.1                        Investment securities consist of the following:

		As of December 31, 2004
		Gross	Gross
		unrealized	unrealised
		holding	holding
	Carrying value	gains	losses	Fair value
Available for sale:
Mutual fund units	$85,147,272	$480,117	$(4,670)	$85,622,719
	$85,147,272	$480,117	$(4,670)	$85,622,719
Less: Amount reported as investment in liquid mutual fund units				(55,372,919)
Amount reported as investment securities				$30,249,800

		As of December 31, 2005
Mutual fund units	$140,478,553	$1,299,249	$(1,867)	$141,775,935
	$140,478,553	$1,299,249	$(1,867)	$141,775,935
Less: Amount reported as investment in liquid mutual fund units				(42,161,683)
Amount reported as investment securities				$99,614,252

5.1.2                        Dividends from securities available for sale, during the year ended December 31, 2003, 2004 and 2005 were $1,268,498, $3,460,351 and $2,488,691 respectively. Gross realised gains on sale of securities, available for sale was $1,488,087, $221,562 and $1,141,015 and gross realised losses on sale of securities, available for sale was $271,535, $77,080 and $12,945 for the year ended December 31, 2003, 2004 and 2005 respectively.

6                                         Accounts receivable

6.1.1                        Accounts receivable consist of the following:

As of December 31,	2004	2005
Receivables	$75,440,233	$76,916,380
Less: Allowances for doubtful accounts (including $80,000 (2004 - $146,345) receivable from a significant shareholder)	(3,435,320)	(2,495,219)
	$72,004,913	$74,421,161

6.1.2                        The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005 is as follows:

As of December 31,	2004	2005
Allowance for doubtful accounts as at beginning of the year	$3,224,494	$3,435,320
Additions charged (net of recoveries) to provision for doubtful debts during the year	496,804	(164,464)
Write-downs charged against the allowance during the year	(285,978)	(775,637)
Allowance for doubtful accounts at end of the year	$3,435,320	$2,495,219

7                                         Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As of December 31,	2004	2005
Cost incurred on uncompleted contracts	$20,109,850	$25,750,930
Estimated earnings	18,665,927	24,028,742
	38,775,777	49,779,672
Less: Billings till date	(26,388,683)	(26,035,924)
	$12,387,094	$23,743,748
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	15,233,440	26,094,094
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,846,346)	(2,350,346)
	$12,387,094	$23,743,748

8                                         Other assets

8.1.1                        Other assets consist of the following:

As of December 31,	2004	2005
Advances to vendors	$1,143,792	$1,507,000
Prepaid expenses and gratuity costs	2,424,912	3,493,563
Deposits	7,143,512	6,447,290
Deferral of cost in respect of revenue arrangements	1,624,507	1,574,252
Due from employees	1,245,840	1,309,344
Others	2,980,249	1,164,338
	$16,562,812	$15,495,787
Less : Current assets
Advances to vendors	(1,143,792)	(1,507,000)
Prepaid expenses and gratuity costs	(2,424,912)	(3,493,563)
Deposits	(1,594,379)	(531,329)
Deferral of cost in respect of revenue arrangements	(1,624,507)	(1,574,252)
Due from employees	(1,214,052)	(1,278,554)
Others	(2,573,783)	(1,164,338)
	(10,575,425)	(9,549,036)
Other assets	$5,987,387	$5,946,751

9                                         Property, plant and equipment

9.1.1                        Property, plant and equipment consists of the following:

As of December 31,	2004	2005
Land	$4,357,900	$3,789,129
Building	17,289,733	22,645,127
Leasehold improvements	2,181,133	4,133,345
Computer – Hardware and other service equipment	26,670,735	32,893,636
Computer – Software	14,122,711	19,021,359
Furniture and fixtures	9,847,027	14,613,120
Other equipment	12,519,355	17,522,391
Vehicles	2,067,660	2,244,283
Capital work-in- progress	4,534,364	18,359,453
Capital advances	1,077,756	8,474,405
	94,668,374	143,696,248
Less: Accumulated depreciation and amortization	(39,593,809)	(51,686,625)
	$55,074,565	$92,009,623

9.1.2                        Depreciation and amortization expense on property, plant and equipment was $9,067,917, $11,332,906 and $15,212,682 for the years ended December 31, 2003, 2004 and 2005 respectively. This includes amortization for computer software of $1,955,588, $2,586,273 and $3,642,520 respectively. Additions to computer software amounted to $4,507,225 and $5,183,387 during the years ended December 31, 2004 and 2005 respectively. Accumulated amortization on computer software as at December 31, 2004 and 2005 amounted to $8,428,763 and $11,628,243 respectively.

10                                  Goodwill and intangible assets

10.1.1                  Intangible assets as at December 31, 2004 and 2005 consists of the following:

As of December 31, 2004	2005	2005
Customer related intangibles	$12,258,200	$12,258,200
Less: Adjustments as per final purchase price allocation of Cymbal acquisition	—	(1,081,700)
Less: Accumulated amortization	(270,370)	(1,018,435)
	$11,987,830	$10,158,065

10.1.2                  Amortization for the years ended December 31, 2003, 2004 and 2005 amounted to $59,501, $210,869 and $748,023 respectively. The estimated amortization for the intangible assets, for the next five years would be as follows:

	2006	2007	2008	2009	2010
Amortization	910,497	993,147	1,084,062	1,131,684	1,131,684

10.1.3                  The movement in goodwill balance is given below:

	2004	2005
Balance at beginning of the year	$2,594,374	$24,677,771
Goodwill relating to acquisition consumated during the year	22,083,397	—
Add: Additional goodwill arising on account of contingent consideration for Cymbal acquisition	—	5,578,772
Add: Addition to goodwill as per final purchase price allocation of Cymbal acquisition	—	649,022
Less: Reduction of valuation allowance on deferred tax assets recognised on Cymbal acquisition	—	(2,918,367)
Balance at end of the year	$24,677,771	$27,987,198

10.1.4                  Goodwill as of December 31, 2004 and 2005 has been allocated to the following reportable segments:

Segment	2004	2005
Financial services	$2,594,374	$2,594,374
Telecom services	22,083,397	25,392,824
Total	$24,677,771	$27,987,198

11                                  Accrued expenses

11.1.1                  Accrued expenses consist of the following:

As of December 31,	2004	2005
Employee costs	$13,372,040	$14,105,923
Subcontractor accruals	1,845,419	3,996,007
Professional fees payable	564,430	1,260,231
Others	4,997,478	6,869,371
	$20,779,367	$26,231,532

12                                  Other liabilities

12.1.1                  Other liabilities consist of the following:

As of December 31,	2004	2005
	(Restated)
Taxes payable	$1,855,197	$2,236,132
Deferred revenue	2,259,263	2,027,444
Provision for leave encashment	9,326,509	10,092,730
Provision for pension benefits	6,033,433	6,284,868
Payroll tax liability	19,332,004	20,498,203
Advance from customers	138,039	1,389,957
Others	3,128,824	10,732,404
	$42,073,269	$53,261,738
Less : Other Current liabilities
Taxes payable	(1,855,197)	(2,236,132)
Deferred revenue	(2,259,263)	(2,027,444)
Provision for leave encashment	(9,326,509)	(10,092,730)
Payroll tax liability	—	(20,498,203)
Advance from customers	(138,039)	(1,389,957)
Others	(2,952,138)	(10,648,728)
	(16,531,146)	(46,893,194)
Other liabilities	$25,542,123	$6,368,544

13                                  Leases

13.1.1                  Patni acquired certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease was $1,068,788 with accumulated depreciation of $449,855 as at December 31, 2004. The gross amount recorded under such capital lease is $1,143,504 with accumulated depreciation of $475,198 as at December 31, 2005. The depreciation expense in respect of these assets aggregated $147,079, $254,201 and $321,127 for the years ended December 31, 2003, 2004 and 2005 respectively.

13.1.2                  Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

13.1.3                  Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

13.1.4                  Cymbal and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

13.1.5                  Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2005 are as follows:

	Capital	Operating
	leases	leases
2006	$310,363	$6,853,421
2007	243,748	5,164,529
2008	150,896	1,564,815
2009	36,968	1,200,427
Beyond 2009	—	1,479,238
Total minimum lease payments	741,975	$16,262,430
Less: Amount representing interest	(36,113)
Present value of net minimum capital lease payments	705,862
Less: Current installments of obligations under capital leases	(289,520)
Obligations under capital leases, excluding current installments	$416,342

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

13.1.6                  Rental expense for all operating leases for the years ended December 31, 2003, 2004 and 2005 was $3,827,294, $6,801,506 and $10,228,316 respectively.

14                                  Derivatives financial instruments

14.1.1                  The Company periodically enters into foreign currency forward exchange contracts to hedge inter company receivables, both anticipated and firm commitments, denominated in the United States dollar. These contracts reduce foreign currency risk caused by changes in exchange rates and are used to hedge these inter company receivables, generally for periods up to 12 months. At December 31, 2005, the Company’s forward contracts have expiration dates which range from five to twelve months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, such forward contracts are highly effective in hedging the cash flows of the Company’s inter company receivables related to transactions denominated in the United States dollar. These forward contracts meet the criteria for cash flow hedge accounting treatment and accordingly, gains or losses, are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurance of the underlying transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is evaluated on the basis of changes in spot rate and accordingly, the changes in the fair value of forward premium/discount is recognised in a manner similiar to ineffective portion of a hedge. The gain/loss on the forward contracts arising from changes in underlying spot rates is recorded as a component of Accumulated Other Comprehensive Income, until the hedged transaction occur and are recognised in the consolidated statements of income. Any ineffective portion of the hedge, as well as amounts not included in the assessment of effectiveness, are recognized in consolidated statement of income.

At December 31, 2005, the Company had $1,026,624 of net losses related to cash flow hedges deferred in Accumulated Other Comprehensive Income.

14.1.2                  The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2004	2005
Forward contracts (sell)	USD	$103,000,000	$77,000,000

15                                  Shareholders’ equity

Common shares

15.1.1                  The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

15.1.2                  In February 2004, pursuant to an initial Public Offering in India (‘IPO’), the Company has issued 13,415,200 common shares for a net proceeds of $64,268,351 (after adjusting for direct expenses relating to IPO of $3,889,281).

15.1.3                  In December 2005, pursuant to an Initial Public Offering of American Depositary Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

Retained earnings and dividends

15.1.4                  Retained earnings as of December 31, 2004 and 2005 include profits aggregating $5,214,971, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

15.1.5                  The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

Stock Split

15.1.6                  On August 30, 2003, Patni has effected a one for two stock split in the form of a stock dividend. In line with legal requirements, the stock dividend has been recorded by capitalizing $1,016,861 from additional paid-in-capital representing the par value of shares issued as stock dividend.

15.1.7                  All references in the consolidated financial statements to the number of shares and per share amounts of Patni’s common shares have been retroactively restated to reflect the stock split.

16                                  Redeemable common shares

16.1.1                  In October 2000, the Company issued 3,735,000 common shares to an investor aggregating $5,970,073. Further, the promoter shareholders of the Company also sold 5,625,000 common shares to the same investor aggregating to $9,000,000. Pursuant to the then shareholders’ agreement dated September 2000, Patni was to become a publicly listed company on a recognised stock exchange within a period of 18 months from the date of allotment of shares to the investor. In the event the IPO did not occur within such period, the investor had a right to put these shares back to the Company for a physical settlement as per the terms specified in the agreement (2000 agreement). Other than the right to put these shares back to the Company, these common shares are of the same class as the other equity shares of the Company. The Company determined that this provision in the 2000 agreement constituted a written put option on the Company’s own shares that was subject to the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement. Accordingly, an amount equal to the cash redemption amount for shares held by this investor was transferred to temporary equity.

16.1.2                  The terms of 2000 agreement contained the method of ascertaining the redemption amount with a floor amount, to guarantee a minimum return to the investor if the Company was not a publicly listed company within 18 months. As a result, the Company accreted the minimum amount on these shares with a corresponding charge to the retained earnings and increased the carrying value of the redeemable common shares. Subsequently in September 2002, Patni issued 20,161,868 common shares to a new investor for $57,000,000. At the same time, the promoter shareholders sold 14,103,680 common shares to this new investor for an amount of $39,872,776. In addition, the promoter shareholders bought back 2,108,802 common shares from the investor who acquired redeemable common shares in September 2000 to the extent of 9,360,000 common shares.

As a result of this buy back of shares by the promoter shareholders, shares to that extent are no longer redeemable and the Company reclassified accreted amount pertaining to these shares into the shareholders’ equity.

16.1.3                  At the time of investment by the new investor the Company entered into a new shareholders agreement (“2002 agreement”) with the two investors and the promoter shareholders. In accordance with the 2002 agreement, the Company was required to be publicly listed within a period of 36 months from the date of issue of shares to the new investor. In the event an IPO did not occur within such period, the two investors had a right to put all the shares (whether acquired from the Company or the promoter shareholders) back to the Company for a physical settlement at an amount which would be determined by the Board of Directors of the Company at the time of redemption, but would not be less than the amount paid by the new investor. The Company determined that this provision in the 2002 agreement constituted a written put option on the Company’s own shares that was subject to the provisions of EITF 00-19. The Company determined that the written put option met the criteria for equity classification in EITF 00-19; however, exercise of the put option would require the Company to deliver cash as part of physical settlement.

Accordingly, an amount equal to the cash redemption amount for shares held by these two investors was transferred to temporary equity. The amount reported in temporary equity was not subsequently re-measured because the minimum redemption amount was fixed at the per share amount paid by the new investor. Other than the fact that the amount shall not be less than the amount that was paid by the new investor, the 2002 agreement did not contain any defined measurement method for calculating the amount of buy back, should that be necessitated.

The activity in redeemable common shares for the year ended December 31, 2002 is as follows:

	Shares	Value
Balance as of January 1, 2002	9,360,000	18,174,078
Redeemable common shares issued	20,161,868	57,000,000
Accretion of redeemable common shares	—	8,287,756
Reclassification of redeemable common shares sold by promoter shareholders subject to a put	14,103,680	39,872,776
Reclassification of redeemable common shares acquired by promoter shareholders not subject to a put	(2,108,802)	(5,961,834)
Balance as of December 31, 2002	41,516,746	117,372,776

On July 1, 2003, the Company adopted the provisions of SFAS No. 150. The Company determined that the put option held by the two investors was required to be classified as a liability upon adoption of that Statement. Pursuant to the guidance in SFAS No. 150, the put option liability is recorded at its fair value at each reporting period with changes in fair value reported in earnings. Upon adoption, the $117,372,776 amount presented in temporary equity (representing the cash redemption amount payable upon exercise of the put option held by the two investors) was reclassified to permanent equity, a $1,196,160 liability was recorded for the put option based on its fair value at July 1, 2003, a $4,470,120 reduction of permanent equity was recorded based on the fair value of the put option upon its issuance in September 2002, and the $3,273,960 difference between the put option’s fair value upon adoption of SFAS No. 150 and its fair value at issuance was recorded in the restated consolidated statement of income as the cumulative effect of a change in accounting princile.

At December 31, 2003, the put option liability has been recorded at its fair value of $10,000 and the reduction in the liability balance from July 1, 2003 through December 31, 2003 of $1,186,160 is classified in the 2003 restated consolidated statement of income.

The Company completed its IPO in February 2004. Accordingly, the put option was terminated and its value was reduced to zero.

17                                  Employee stock compensation plans

17.1.1                  On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

17.1.2                  Patni has applied APB No. 25, “Accounting for Stock issued to Employees”, to account for the employee stock based compensation plan. Accordingly, since the exercise price approximated the fair value of the underlying equity shares at the date of grant, no compensation cost has been recorded in these financial statements.

17.1.3                  The weighted average grant date fair values of options granted on July 1, 2004 and October 1, 2004 were $2.61 and $2.67 respectively. The weighted average grant date fair values of options granted on April 1, 2005 and October 1, 2005 were $2.36 and $3.31 respectively.

17.1.4                  Stock options activity under the plan is as follows:

	Year ended December 31, 2004		Weighted average
	Shares arising		remaining contractual
	out of options	Exercise price	life (months)
Outstanding at the beginning of the period	2,733,700	3.16	86
Granted during the period	2,850,632	5.51-7.37	84-87
Forfeited during the period	(192,875)	3.16	—
Exercised during the period	(188,810)	3.16	—
Outstanding at the end of the period	5,202,647	3.16-7.37	75-87
Exercisable at the end of the period	446,396	3.16	56

	Year ended December 31, 2005
Outstanding at the beginning of the period	5,202,647	3.16-7.37	75-87
Granted during the period	860,710	8.71-10.25	81-87
Forfeited during the period	(417,025)	3.16-8.71	—
Exercised during the period	(461,065)	3.16-7.37	—
Outstanding at the end of the period	5,185,267	3.16-10.25	67-87
Exercisable at the end of the period	1,285,744	3.16-7.37	53-57

17.1.5                  During the year ended December 31, 2005, the Company granted 190,000 and 670,710 stock options at an exercise price of $8.71 and $10.25 respectively. The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

Year ended December 31, 2005
		Weighted average remaining
Shares arising out of options	Exercise Price	contractual life (months)
1,759,550	3.16	67
100,000	5.51	72
2,474,007	7.37	75
181,000	8.71	81
670,710	10.25	87
5,185,267

18                                  Income Tax

18.1.1                  Total income tax for the year ended December 2003, 2004 and 2005 were allocated as follows:

For the years ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Income from continuing operations	$6,337,112	$7,695,160	$13,802,583
Shareholders’ equity, for
• unrealized holding gain/loss on investment securities	(204,656)	142,362	261,520
• minimum pension liability	(338,425)	153,253	194,848
• tax benefit arising on exercise of stock options	—	—	(136,816)
Goodwill and intangible assets	—	—	(3,351,045)
Total	$5,794,031	$7,990,775	$10,771,090

18.1.2                  Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December 31,	2003	2004	2005
	(Restated)	(Restated)
Current taxes
Domestic	$457,022	$148,501	$1,787,316
Foreign	8,247,379	8,590,945	13,904,560
	$8,704,401	$8,739,446	15,691,876
Deferred taxes
Domestic	344,747	(303,711)	(91,396)
Foreign	(2,712,036)	(740,575)	(1,797,897)
	(2,367,289)	(1,044,286)	(1,889,293)
Total	$6,337,112	$7,695,160	$13,802,583

18.1.3                  The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2004	2005
	(Restated)
Deferred tax assets:
Accrued expenses and provisions	$6,235,305	$6,812,271
Accounts receivable	1,013,919	662,329
Deferred revenue	484,727	489,119
Carry forward business losses	3,342,260	2,797,346
Minimum pension liability	194,840	—
Payroll tax liability	6,780,353	8,007,723
Others	23,633	57,104
Gross deferred assets	18,075,037	18,825,892
Less: Valuation allowance	(2,985,990)	—
Total deferred tax assets	$15,089,047	$18,825,892
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	$(327,705)	(1,000,371)
Property, plant and equipment	(1,305,569)	(1,078,576)
Undistributed earnings of US branch	(2,449,793)	(1,718,140)
Unrealised gain on available for sale securities	(175,211)	(436,730)
Intangible assets	(4,792,416)	(4,063,260)
Others	(576,760)	(192,253)
Total deferred tax liabilities	$(9,627,454)	$(8,489,330)
Classified as Deferred tax assets
Current	$5,951,315	$11,887,564
Non current	3,634,585	3,401,766
Deferred tax liabilities
Current	115,659	193,807
Non current	$4,008,648	$4,758,961

18.1.4                  In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions curently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2003, 2004 and 2005 aggregated $14,337,576, $9,223,889 and $16,336,603 respectively. Deferred tax assets arising on account of carry forward business losses are expected to be realised through generation of taxable business income by a subsidiary in fiscal 2006 and 2007.

18.1.5                  Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2004 and 2005 aggregating $4,806,763 and $7,581,405 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2005, the undistributed earnings of these subsidiaries were approximately $34,460,932.

18.1.6                  The net change in valuation allowance during the year 2003 is attributable to additional valuation allowance on business losses aggregating $81,765, which has been partly offset by the tax benefits of losses utilised aggregating $12,909. The net change in the year 2004 is attibutable to valuation allowance on carry forward losses of Cymbal (which was acquired during the year 2004) aggregating $2,924,898. This has been partly offset by tax benefits of losses utilised during the year aggregating $81,765. The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Cymbal (which was acquired during the year 2004) aggregating $2,918,367 and reversal of valuation allowance of $67,623 on impairment of leasehold land.

18.1.7                  The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2003	2004	2005
	(Restated)	(Restated)
Income before income taxes	$46,706,636	$62,379,300	$74,669,259
Weighted average enacted tax rate in India	36.10%	36.41%	34.39%
Computed expected income tax expense	$16,861,096	$22,712,303	$25,680,625
Effect of:
Income exempt from tax	(14,605,462)	(21,826,422)	(21,756,426)
Change in fair value of put option not chargeable to tax	(428,204)	—	—
Changes in valuation allowance	68,856	(81,765)	(67,623)
Non deductible expenses	241,660	549,139	1,866,968
US State taxes, net of federal tax benefit	243,668	173,244	787,336
Branch taxes	4,358,663	5,999,183	6,461,722
Foreign income taxed at lower rates	(115,748)	(95,674)	(105,635)
Change in statutory tax rate on deferred taxes	101	2,057	(16,432)
Profit on sale of investments taxed at other than statutory rate	—	—	(261,606)
Others	(287,518)	263,095	1,213,654
Reported income tax expenses	$6,337,112	$7,695,160	$13,802,583

18.1.8                  Upon acquisition of Cymbal, the Company was entitled to utilize tax benefits on carry forward business losses of Cymbal. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a valuation allowance for the carry forward business losses of Cymbal. In 2005, the Company evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

18.1.9                  A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. The Company also avails benefit for Income tax for their export operations. This exemption relating to export operations expires in a phased manner over a period of five financial years commencing from April 1, 2000. The aggregate effect on net income of the tax holiday and export incentive scheme were $15,012,027, $20,572,502 and $18,957,774 for 2003, 2004 and 2005 respectively. Further, the per share effect was $0.14, $0.17 and $0.15 for 2003, 2004 and 2005 respectively.

18.1.10            During the year, the Company has sold leasehold land for a consideration of $3,768,186 and recognised a gain on sale of $3,285,169. As required by the Indian Income Tax law, the Company plans to reinvest proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

19                                  Retirement benefits to employees

Gratuity benefits

19.1.1                  In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

19.1.2                  Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks. By statute, the trust is required to invest a minimum of 25% of its corpus in Central Government securities, 15% in State Government securities and 30% in Public Sector / Financial Institutions / Bank bonds. The trust can invest the remaining 30% of its corpus in any of the above specified categories. Further, 10% of its corpus can be invested in private sector / bond securities which are rated investment grade from atleast two rating agencies.

19.1.3                  With regard to Patni India’s Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to make up fair value of plan assets and benefit obligation is December 31.

At December 31,
Change in benefit obligation	2004	2005
Projected benefit obligation (“PBO”) at January 1,	$2,804,669	$4,240,028
Service cost	633,771	919,286
Interest cost	190,714	302,722
Translation loss/(gain)	181,474	(164,522)
Actuarial loss	615,648	(612,287)
Benefits paid	(186,248)	(377,256)
PBO at December 31,	4,240,028	4,307,971
Fair value of plan assets as at January 1,	2,402,751	3,629,830
Actual return on plan assets	(115,265)	257,210
Employer contributions	1,371,623	1,428,962
Benefits paid	(186,248)	(377,256)
Translation gain	156,969	(148,656)
Plan assets at December 31,	3,629,830	4,790,090
Funded status	(610,198)	482,119
Unrecognized actuarial loss	1,711,850	960,409
Net amount recognized	1,101,652	1,442,528
Accumulated benefit obligation	2,062,867	2,259,265
Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost (included in ‘other current assets”)	$(1,101,652)	$(1,442,528)

19.1.4                  Key weighted average assumptions used to determine the benefit obligation were as follows:

	2004	2005
Discount rate	7.5%	8.0%

For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For the actuarial valuation at December 31, 2004, compensation levels have been assumed to increase at 20% per annum for the first year, 15% per annum for the next year, 10% per annum for next three years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

19.1.5                  The composition of plan assets is detailed below:

As of December 31,	2004	%	2005	%
Central Government Securities	$156,499	4.3	148,186	3.1
Investment in Government Securities based funds	2,248,545	61.9	3,478,625	72.6
State Government Securities	49,733	1.4	42,325	0.9
Public Sector / Financials Institutions / Bank bonds	1,023,234	28.2	971,670	20.3
Others	151,819	4.2	149,284	3.1
Total	$3,629,830	100	$4,790,090	100

19.1.6                  Net periodic gratuity cost included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$395,880	$633,771	$919,286
Interest cost	122,193	190,714	302,722
Expected return on assets	(100,778)	(179,505)	(276,826)
Amortization	26,641	49,607	99,371
Net gratuity cost	$443,936	$694,587	$1,044,553

19.1.7                  Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2003	2004	2005
Discount rate	7.5%	7.0%	7.5%
Expected return on assets	7.0%	6.5%	7.5%

For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For determining the net periodic cost for the year ended December 31, 2004, compensation levels have been assumed to increase at 15% per annum for first two years, 10% per annum for next three years and 7% per annum thereafter. For the year ended December 2003, compensation levels have been assumed to increase at 15% per annum for the first year, 10% per annum for next 2 years and 7% per annum thereafter.

19.1.8                  Patni’s expected contribution to gratuity fund for the calendar year ten years are as follows:

	2006	2007	2008	2009	2010	2011-2015

Expected benefit payments	$457,954	$483,958	$602,818	$765,343	$981,318	$4,659,330

Pension benefits

19.1.9                  Certain directors of Patni in employment with Patni in India and Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

19.1.10            With regard to Patni India pension plans, the following table sets forth the plan’s Company’s consolidated balance sheet. Measurement dates used

At December 31, Change in benefit obligation	2004	2005

Projected benefit obligation (“PBO”) at January 1,	$1,628,521	$1,778,033
Service cost	63,594	52,950
Interest cost	115,255	131,830
Translation loss/(gain)	79,606	(61,504)
Actuarial loss/(gain)	(108,943)	(33,237)
PBO at December 31,	1,778,033	1,868,072
Funded status	(1,778,033)	(1,868,072)
Unrecognized transition obligation	129,351	—
Unrecognized actuarial loss	185,352	137,098
Net amount recognized	(1,463,330)	(1,730,974)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other abilities’)	1,645,930	1,730,974
Intangible assets (included in ‘Other assets’)	(129,351)	—
Other comprehensive income	(53,249)	—
Net amount recognized	1,463,330	1,730,974
Accumulated benefit obligation	$1,645,930	$1,181,118

19.1.11            Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

	2004		2005
Discount rate	7.5 per annum	%	8 per annum	%
Increase in compensation levels	10 per annum	%	10 per annum	%

19.1.12            Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$48,534	$63,594	$52,950
Interest cost	90,623	115,255	131,830
Amortization	176,390	304,885	137,066
Net pension cost	$315,547	$483,734	$321,846

19.1.13            Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2003		2004		2005
Discount rate	7.5 per annum	%	7.0 per annum	%	7.5 per annum	%
Rate of compensation increase	10 per annum	%	10 per annum	%	10 per annum	%

19.1.14            With regard to Patni USA pension plan, the following table sets forth the plan’s Company’s consolidated balance sheet. Measurement dates used

At December 31, Change in benefit obligation	2004	2005
Projected benefit obligation (“PBO”) at January 1,	$4,302,962	$4,739,647
Service cost	139,182	117,766
Interest cost	217,259	234,240
Translation loss/(gain)	206,843	(187,253)
Actuarial loss	(126,599)	812,130
PBO at December 31,	4,739,647	5,716,530
Funded status	(4,739,647)	(5,716,530)
Unrecognized transition obligation	277,115	—
Unrecognized actuarial loss	834,396	1,162,636
Net amount recognized	(3,628,136)	(4,553,894)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	4,387,503	4,553,894
Intangible assets (included in ‘Other assets’)	(277,115)	—
Other comprehensive income	(482,252)	—
Net amount recognized	3,628,136	4,553,894
Accumulated benefit obligation	$4,387,503	$4,294,919

19.1.15            Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

	2004		2005
Discount rate	5 per annum	%	5 per annum	%
Increase in compensation levels	10 per annum	%	10 per annum	%

19.1.16            Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2003	2004	2005
Service cost	$104,201	$139,182	$117,766
Interest cost	236,161	217,259	234,240
Amortization	555,468	948,731	713,714
Net pension cost	$895,830	$1,305,172	$1,065,720

19.1.17            Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2003		2004		2005
Discount rate	7.5 per annum	%	5.0 per annum	%	5.0 per annum	%
Rate of compensation increase	10 per annum	%	10 per annum	%	10 per annum	%

19.1.18            As the assumed rates for the above defined benefit plans have a significant effect on the amounts reported, the management has assessed these rates as comparable with prevalent industry standards and its projected longterm plans of growth.

Provident fund

19.1.19            All employees of Patni receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the

Government of India.

19.1.20            Patni contributed $1,682,111, $1,765,281 and $2,613,644 to the Provident Fund Plan in 2003, 2004 and 2005 respectively.

20                                    Segment Information

20.1.1                  SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

20.1.2                  Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising Independent Software Vendors and Product Engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

20.1.3                  Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of Patni’s long lived assets are located in India.

Industry segments

Particulars	Financial services	Insurance	Manu- facturing	Telecom	Independent Software Vendor	Product Engg.	Others	Total

December 31, 2003
Revenues	$46,593,044	$83,354,549	$85,427,348	$336,789	$17,096,775	$5,622,316	$12,612,587	$251,043,408
Accounts receivables, net	9,457,057	13,833,091	22,870,818	53,510	4,190,940	1,470,574	4,738,726	56,614,716
Billings in excess of cost and estimated earnings on uncompleted contracts	(156,555)	(457,802)	(824,427)	—	(181,759)	—	(480,439)	(2,100,982)
Advance from customers	(246,356)	—	(14,700)	—	—	—	(5,439)	(266,495)
Cost and estimated earnings in excess of billings on uncompleted contracts	443,615	920,753	1,948,642	—	1,627,590	167,586	719,159	5,827,345

December 31, 2004
Revenues	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables, net	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers	—	(66,734)	(21,605)	—	(47,130)	—	(2,570)	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440

December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$22,514,511	$33,923,596	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	3,739,578	7,606,416	6,659,400	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(69,075)	(208,069)	(291,330)	(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	—	(12,928)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	1,624,411	3,007,721	1,019,150	26,094,094

Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total

December 31, 2003
Revenues	$222,948,060	$18,217,653	$7,209,171	$428,658	$2,239,866	$251,043,408
Accounts receivables, net	48,301,639	7,058,362	38,487	248,441	967,787	56,614,716
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,787,435)	(142,014)	(98,674)	(49,320)	(23,539)	(2,100,982)
Advance from customers	(151,476)	(83,873)	—	(5,948)	(25,198)	(266,495)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,369,320	941,398	1,380,961	63,496	72,170	5,827,345

December 31, 2004
Revenues	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
Accounts receivables, net	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440

December 31, 2005
Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—	(2,350,346)
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	26,094,094

20.1.4                  One customer accounted for 41%, 32% and 22% of the total revenues for the year ended December 31, 2003, 2004 and 2005 respectively. Net receivables from this customer as at December 31, 2004 and 2005 amounted to 37% and 21% of the total net receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 17%, 15% and 12% of the total revenues for the years ended December 31, 2003, 2004 and 2005 respectively. Net receivables for this customer as at December 31, 2004 and 2005 amounted to 6% and Nil of the total net receivables respectively.

2 1                               Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2003, 2004 and 2005 amounted to ($171,574), $2,081,800 and $4,218,141 respectively. Foreign exchange loss amounting to $Nil, $Nil and $2,524,996 for the years ended December 31, 2003, 2004 and 2005 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

2 2                               Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31, Common shares	2003	2004	2005
Weighted average number of shares outstanding	111,420,849	123,066,042	125,736,592
Effect of dilutive equivalent shares-stock options outstanding	—	1,018,950	1,721,040
Weighted average number of equity shares and dilutive equivalent shares outstanding	111,420,849	124,084,992	127,457,632

2 3                               Related party transactions

23.1.1                  Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers, (affiliates), various companies of the GE group (‘GE’) which is a significant shareholder in Patni, directors of Patni and their relatives.

Revenues

23.1.2                  Patni USA sells computer hardware to PCSTL. Such sales during the years ended December 31, 2003, 2004 and 2005 amounted to $37,729, $8,974 and $Nil respectively.

Expenses

23.1.3                  Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred for the same were $259,138, $289,964 and $266,325 for the years ended December 31, 2003, 2004 and 2005 respectively. Amounts outstanding as at December 31, 2004 and 2005 is $39,708 and $18,150 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2004 and 2005 were $297,510 and $251,569 respectively.

23.1.4                  Patni has given donations to a public charitable trusts, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2003, 2004 and 2005 were $53,712, $55,199 and $56,699 respectively.

Due from employees

23.1.5                  Patni grants personal loans to eligible employees, either for housing or personal purposes. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans are repayable in equal installments over periods ranging from 6–60 months. Interest on these loans is charged at 7.5%–9%. Loans outstanding at December 31, 2004 and 2005 were $86,453 and $56,662 respectively.

23.1.6                  Patni USA, Patni UK, Patni GmbH and Cymbal and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over periods ranging upto 60 months and 6 months respectively. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2004 and 2005 were $1,159,387 and$1,252,682 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long-term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

Transactions with General Electric (“GE”)

23.1.7                  Patni USA, Patni UK and Patni GmbH sell software services to various companies of the GE group. Sales to GE during the years ended December 31, 2003, 2004 and 2005 amounted to $103,402,102, $103,440,511 and $99,359,172 respectively. This amounts to 41%, 32% and 22% of the total revenue for the years ended December 31, 2003, 2004 and 2005 respectively. Net receivables from various GE companies as at December 31, 2004 and 2005amounted to $26,429,295 and $15,673,490 respectively. This amounted to 37% and 21% of the total net receivables as at December 31, 2004 and 2005 respectively.

23.1.8                  GE charges Patni and Patni USA for data link connections. Data link charges for the years ended December 31, 2003, 2004 and 2005 amounted to $615,587, $1,165,610 and $933,475 respectively. Amount payable to GE at December 31, 2004 and 2005 on account of data link charges amounted to $247,165 and $229,728 respectively.

Transactions with secondary shareholders

23.1.9                  During the year ended December 31, 2004, the Company incurred $1,021,096 as IPO related expenses on behalf of the secondary shareholders. During the year ended December 31, 2005, the Company paid $491,965 for IPO related expenses on behalf of the secondary shareholders. The secondary shareholders have reimbursed the Company for such amount subsequent to the year end.

Guarantees

23.1.10            Patni has issued a counter guarantee on behalf of PCSTL aggregating Rs. 150,000,000 ($3,328,156) to a bank as of December 31, 2005. The guarantee was issued on August 30, 1997 and is a continuing guarantee for the credit limits allowed by the bank to PCSTL. The amounts under this guarantee are payable on demand. Further, the guarantee provides that until the bank has been repaid all amounts due therein, Patni will take no steps to enforce any right or claim against PCSTL for any reimbursement in respect of amounts paid by Patni to the bank.

24                                  Line of Credit

24.1.1                  The Company has a Line of Credit of Rs.140,000,000 ($3,106,279) as of December 31, 2005 from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days which can be rolled forward. This includes an inner limit of Rs.40,000,000 ($887,508) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a repayment period of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of Rs.70,000,000 ($1,553,140) for financial guarantees favoring the Government of India and other authorities which have a repayment period of 36 months (including claim period). This limit is interchangeable with Letters of Credit, which have a repayment period of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company and contain financial covenants and restrictions on indebtedness. The Company was in compliance with financial covenants and restrictions during the year.

25                                  Commitments and Contingencies

25.1.1                  The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $25,483,547 and $22,427,362 at December 31, 2004 and 2005 respectively.

25.1.2                  Guarantees given by a bank on behalf of Patni amounted $355,507 and $399,630 as at December 31, 2004 and 2005 respectively and letter of credit issued by bank was $57,389 and $547,414 as at December 31, 2004 and 2005 respectively.

25.1.3                  Certain income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

26                                  Fair value of financial instruments

26.1.1                  The fair value of Patni’s current assets and current liabilities approximate their carrying values because of their shortterm maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2004	$629,140	$656,828
At December 31, 2005	$668,283	$705,863

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Corporate Information

The Board of Directors	Secretary	Registered Office	Auditors
N K Patni	John Ganick	238 Main Street,	Gerald T Reilly & Company
John Ganick		Cambridge, MA 02142	Certified Public Accountants, Inc
Mrinal Sattawala		USA	424 Adams Street,
Milton, MA 02186-4358

Directors’ Report

Dear shareholders

The directors are pleased to submit their report together with the Financial Statement for the year ended December 31, 2005.

Accounting Policy

Your Company is consistently using the accrual basis of accounting for the revenues, expenditure, Assets and liabilities.

Revenue

The Consolidated revenue for Patni Computer Systems, Inc.excluding Patni Telecom Solutions, Inc. (a wholly-owned subsidiary) was $325,192,061 for 2005 as compared to $280,484,543 for 2004. This shows an increase in the consolidated revenue by 16%.

Profit Before Tax

Consolidated profit before tax for Patni Computer Systems, Inc., excluding Patni Telecom Solutions, Inc. (a wholly-owned subsidiary) was $4,928,362 for 2005 as against $3,206,161 for 2004, an increase of 53.7%.

Closing Headcount

Consolidated headcount for Patni Computer system, Inc., excluding Patni Telecom Solutions, Inc. (a wholly-owned subsidiary) was 1,868 at December 31, 2005. (1,694 at December 31, 2004).

The directors thank all the shareholders, employees and other business associates of the company for their continued support.

For and on behalf of Board of Directors,

Narendra K. Patni

Chairman

Cambridge, MA.

Date: January 20, 2006

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Independent Auditors’ Report

Board of Directors

Patni Computer Systems, Inc.

We have audited the accompanying consolidated balance sheets of Patni Computer Systems, Inc., and one of its two wholly-owned subsidiaries, The Reference, Inc., as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholder’s equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements of Patni Computer Systems, Inc. have been prepared on a consolidated basis with only one of its two wholly-owned subsidiaries, The Reference, Inc. The financial statements of the Company’s other wholly-owned subsidiary, Patni Telecom Solutions, Inc. (formerly Cymbal Corporation), have not been included in the accompanying financial statements so that management could present the financial position, results of operations and cash flows solely ofPatni Computer Systems, Inc. and The Reference, Inc. The Company’s investment in the unconsolidated subsidiary has been reported at cost in the accompanying financial statements. Accounting principles generally accepted in the United States of America require that the financial statements of all wholly-ownedsubsidiaries be consolidated with those of the parent company, and that any intercompany transactions and balances be eliminated in the consolidation. The Company has prepared, in a separate report, such consolidated financial statements. Note 14 to the financial statements depicts the effects of this departure from generally accepted accounting principles.

In our opinion, because the accompanying financial statements are not prepared on a consolidated basis with all of the Company’s wholly-owned subsidiaries, as discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the consolidated financial position of Patni Computer Systems, Inc. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for the years then ended.

As more thoroughly discussed in Note 12 to the financial statements, prior year financial statements have been restated to correct earnings and liabilities related to employment taxes.

G. T. Reilly & Company

Milton, Massachusetts

January 20, 2006

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Consolidated Balance Sheets (Excluding subsidiary Patni Telecom Solutions, Inc.- See Notes 1 & 14)

December 31	2005	2004
		As Restated (Note 12)
Assets
Current Assets
Cash and cash equivalents	$12,781,653	$63,556,499
Investments (Notes 1 & 2)	40,136,131	10,654,476
Accounts receivable, trade (Note 1)	60,051,614	63,301,103
Allowance for doubtful accounts (Note 1)	(1,419,680)	(2,329,724)
Accounts receivable, related parties (Note 6)	1,123,804	674,101
Due from employees	1,053,539	1,445,163
Costs and estimated earnings in excess of billings on uncompleted contracts (Notes 1 & 5)	5,044,437	4,775,326
Prepaid expenses and other advances	1,181,360	698,349
Income tax receivable	789,068	261,189
Deferred income tax benefits (Notes 1 & 3)	12,585,645	12,414,795
Other current assets	473,968	431,626
Total Current Assets	133,801,539	155,882,903
Property And Equipment (Note 1)
Furniture, fixtures and equipment	6,987,532	5,103,730
Motor vehicles	132,286	132,286
	7,119,818	5,236,016
Less accumulated provisions for depreciation	(4,509,880)	(3,610,678)
	2,609,938	1,625,338
Other Assets
Deposits and other noncurrent assets	347,509	432,782
Investment in unconsolidated subsidiary, Patni Telecom Solutions (Notes 1, 9 & 14)	41,639,866	36,061,196
Goodwill (Notes 1 & 9)	2,594,373	2,594,373
Intangible pension asset (Note 7)	—	277,115
Other intangible assets, net (Notes 1 & 9)	612,500	696,500
	45,194,248	40,061,966
	$181,605,725	$197,570,207
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable, related party (Note 6)	$83,270,993	$104,511,757
Other accounts payable and accrued expenses	34,882,975	31,507,148
Sales taxes payable	51,114	25,767
Billings in excess of costs and estimated earnings on uncompleted contracts (Notes 1 & 5)	2,538,021	4,285,452
Total Current Liabilities	120,743,103	140,330,124
Accrued Pension Liability (Note 7)	4,553,894	4,387,502
Other Liabilities	625,656	389,478
Lease Commitments (Note 4)
Stockholders’ Equity
Common stock, no par value:
10,000 shares authorized, 7,500 shares issued and outstanding	35,005,000	35,005,000
Retained earnings	20,678,072	17,750,855
Accumulated other comprehensive income/loss (Notes 1 & 11)	—	(292,752)
	55,683,072	52,463,103
	$181,605,725	$197,570,207

The accompanying notes are an integral part of these financial statements.

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Consolidated Statements of Income (Excluding subsidiary Patni Telecom Solutions, Inc.- See Notes 1 & 14)

For the Year Ended December 31	2005	2004
		As Restated
		(Note 12)
REVENUES	$325,192,061	$280,484,543
Cost of Revenues (Note 6)	280,174,560	245,026,766
Gross Profit	45,017,501	35,457,777
Other Costs (Income) and Expenses
Selling, general and administrative	38,922,979	30,722,627
Losses on lease terminations and agreements (Note 4)	—	1,196,146
Bad debts (recoveries), net	(314,368)	276,498
Interest income, net	476,881	56,345
Interest expense, related party (Note 6)	1,003,647	—
	40,089,139	32,251,616
Income Before Taxes	4,928,362	3,206,161
Income Taxes (Benefits) (Notes 1 & 3)
Current	2,364,896	3,130,324
Deferred	(363,751)	(1,839,902)
	2,001,145	1,290,422
NET INCOME	$2,927,217	$1,915,739

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (Excluding subsidiary Patni Telecom Solutions, Inc.- See Notes 1 & 14)

For the Years Ended December 31, 2005 and 2004

					Accum. Other
					Comprehensive
	Comprehensive		Common Stock	Retained	Income
	Income	Shares	Amount	Earnings	(Loss), Net	Total
Balance as at December 31, 2003, As Previously Reported		5,000	$5,000	$24,597,085	$(507,168)	$24,094,917
Prior period adjustments (Note 12)				(8,761,969)		(8,761,969)
Balance as of December 31, 2003, As Restated		5,000	5,000	15,835,116	(507,168)	15,332,948
Shares issued		2,500	35,000,000			35,000,000
Comprehensive income as restated:
Net income	$1,915,739			1,915,739		1,915,739
Minimum pension liability adjustment, net of tax of $142,120 (Notes 1 & 7)	217,817				217,817	217,817
Unrealized loss on investments (Notes 1 & 2)	(3,401)				(3,401)	(3,401)
Comprehensive income	$2,130,155
Balance as at December 31, 2004, As Restated		7,500	35,005,000	17,750,855	(292,752)	52,463,103
Comprehensive income:
Net income	$2,927,217			2,927,217		2,927,217
Minimum pension liability adjustment, net of tax of $192,900 (Notes 1 & 7)	289,351				289,351	289,351
Unrealized gains on investments (Notes 1 & 2)	3,401				3,401	3,401
Comprehensive income	$3,219,969
Balance as at December 31, 2005		7,500	$35,005,000	$20,678,072	$—	$55,683,072

The accompanying notes are an integral part of these financial statements.

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Consolidated Statements of Cash Flows

(Excluding subsidiary Patni Telecom Solutions, Inc.- See Notes 1 & 14)

For the Year Ended December 31	2005	2004
		As Restated
		(Note 12)
Cash Flows from Operating Activities
Net income	$2,927,217	$1,915,739
Adjustments to reconcile net income to net cash from operations:
Depreciation	899,201	713,605
Amortization of intangible assets	84,000	84,000
Pension cost	925,759	1,305,173
Realized loss on sale of investments	3,533	—
Deferred income taxes (benefits)	(363,749)	(1,686,650)
Loss on disposals of equipment and vehicles	—	294,395
Changes in Operating Assets and Liabilities:
Accounts receivable, trade	3,249,489	(12,038,884)
Allowance for doubtful accounts	(910,044)	(113,483)
Accounts receivable, related parties	(449,703)	1,280,719
Due from employees	391,624	(792,806)
Costs and estimated earnings in excess of billings on uncompleted contracts	(269,111)	(624,589)
Prepaid expenses and other advances	(483,011)	(168,022)
Income tax receivable	(527,879)	(261,198)
Other current assets	(42,342)	(371,670)
Deposits and other noncurrent assets	85,273	489,103
Accounts payable, related party	(21,240,764)	41,557,996
Other accounts payable & accrued expenses	3,375,827	(8,371,896)
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,747,431)	1,194,608
Sales taxes payable	25,347	(21,947)
Income taxes payable	—	(2,576,128)
Other long-term liabilities	236,178	109,283
Net Cash Provided from (used in) Operating Activities	(13,830,586)	21,917,348
Cash Flows from Investing Activities
Purchases of available-for-sale investments	(135,780,000)	(10,010,173)
Purchases of held-to-maturity investments	(17,424)	(647,704)
Proceeds from sales and maturities of available-for-sale investments	106,315,638	—
Additions to property and equipment, net	(1,883,804)	(906,852)
Business acquisitions, net of cash acquired (Note 9)	—	(22,032,031)
Contingent consideration on previous business acquisition	(5,578,670)	—
Net Cash Provided from (used in) Investing Activities	(36,944,260)	(33,596,760)
Cash Flows from Financing Activities
Issuance of common stock	—	35,000,000
Resulting in a Net (Decrease)/Increase in Cash	(50,774,846)	23,320,588
Cash and Cash Equivalents at Beginning of Year	63,556,499	40,235,911
Cash and Cash Equivalents at End of Year	$12,781,653	$63,556,499

The accompanying notes are an integral part of these financial statements.

PATNI COMPUTER SYSTEMS, INC. AND SUBSIDIARY (THE REFERENCE, INC.)

Notes to Consolidated Financial Statements

(Excluding subsidiary Patni Telecom Solutions, Inc.- December 31, 2005)

Note 1 - Business Activities and Significant

Accounting Policies

Business Activities – Patni Computer Systems, Inc. provides consulting, software development, maintenance and data conversion services to a variety of industries and customers located in North America, primarily in the United States.

In April of 2003, The Reference, Inc. (TRI) was acquired by the Company. TRI’s principal business activity is to provide consulting and information technology services to a variety of clients in the financial services industry (see Note 9).

Reporting Entity and Basis of Presentation – The accompanying financial statements contain the accounts of Patni Computer Systems, Inc. and only one of its two wholly-owned subsidiaries, The Reference, Inc. All significant intercompany transactions and balances between the Company and TRI have been eliminated in the consolidation.

The Company’s investment in the unconsolidated subsidiary, Patni Telecom Solutions, Inc., formerly Cymbal Corporation (Note 9), is reported in the accompanying financial statements under the cost method of accounting. Under this method of accounting, the Company records its investment in the stock of Patni Telecom Solutions, Inc. at initial cost, plus any contingent consideration incurred under the terms of the acquisition agreement, and any additional cash investments in the subsidiary. The unconsolidated subsidiary’s net income or loss for the period is not reported in the Company’s financial statements. Dividends from the subsidiary, if any, are recorded as investment income. A decline in the value of the investment which is considered to be other than temporary would be recognized.

The purpose of the accompanying financial statements is to present the financial position, results of operations and cash flows solely of Patni Computer Systems, Inc. and The Reference, Inc. In a separate report, the Company has presented its financial statements in consolidation with all wholly-owned subsidiaries as required by accounting principles generally accepted in the United States of America. The effects of this departure from generally accepted accounting principles are presented in Note 14.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Material estimates that are particularly susceptible to change in the near term are the determination of the allowance for doubtful accounts, costs and estimated earnings on uncompleted contracts reported under the percentage of completion method of accounting and contingencies (see Note 12). Actual results could differ from these estimates.

Comprehensive Income – FAS No. 130 defines “comprehensive income” as the change in equity during a period due to transactions, events and circumstances arising from nonowner sources. “Comprehensive income” includes net income under accounting principles generally accepted in the United States of America, as well as “other comprehensive income”, which consists of items that are excluded from net income and reported as changes in separate components of equity as required by other accounting standards. The Company’s “other comprehensive income” consists of minimum pension liability adjustments as required by FAS 87, “Employees’ Accounting for Pensions” (see Note 7), and unrealized gains and losses on marketable investment securities considered “available-for-sale” (see below and Note 2).

Under FAS No. 130, all of the components of “comprehensive income” are required to be reported in a basic financial statement. The Company presents the components of “comprehensive income” in a “consolidated statement of changes in stockholders’ equity and comprehensive income” (see Note 11).

Revenue Recognition – Revenues on long-term fixed price contracts are recognized on the percentage of completion method of accounting. Profits are recorded on the basis of management’s estimate of the percentage of completion, when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy, measured by the percentage of man-days of service incurred to date to the estimated total man-days of service for each contract. Since long-term contracts usually extend over more than one reporting period, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts that require the revision become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimated.

The asset, “Costs and estimated earnings in excess of billings” represents revenues recognized in excess of amounts billed on uncompleted contracts. The liability, “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognized on uncompleted contracts (see Note 5).

Revenues from long-term service or maintenance contracts are recognized evenly over the course of the contract. When necessary, a liability is recognized to reflect the amount of billings in excess of revenue recognized. At December 31, 2005 and 2004, this liability approximated $1,010,000 and $1,310,000, respectively, and is included in “Billings in excess of costs and estimated earnings”.

Revenues from arrangements with multiple deliverables are considered a single revenue stream with revenues and associated costs being recognized evenly over the course of the project. The costs that are deferred do not exceed the amount of future revenues. When necessary, an asset or liability is recognized to reflect the amount of gross revenues or costs recognized. At December 31, 2005 and 2004, the asset approximated $467,000 and $505,000, respectively, and is included in “Costs and estimated earnings in excess of billings”. The liability approximated $879,000 and $980,000, respectively, and is included in “Billings in excess of costs and estimated earnings”.

The Company defers revenue recognition and the associated costs in circumstances where all the requirements for revenue recognition have not been met. In these circumstances, the deferred costs are included in the asset, “Costs and Earnings in Excess of Billings on Uncompleted Contracts”. At December 31, 2005 and 2004, approximately $770,000 and $830,000 of costs have been deferred. Revenue has not been recognized in the financial statements on these contracts.Revenue from time and material contracts is recognized as the services are performed.

Cash and Cash Equivalents – For purposes of balance sheet classification and reporting the statement of cash flows, the Company considers all highly-liquid deposits and investments with original maturities of three months or less to be cash equivalents.

Investments – The Company reports its investments inmarketable securities in accordance with Statement of Financial Accounting Standards (FAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at cost, adjusted for the amortization of premiums and accretion of discounts. Debt and marketable equity securities which are not classified as “held to maturity” or as “trading securities” are classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from the determination of net income and reported as “other comprehensive income” in the consolidated statement of changes in stockholders’ equity and comprehensive income, and as “accumulated other comprehensive income” in the stockholders’ equity section of the consolidated balance sheet. The Company has not classified any securities as “trading securities”. Declines in the values of investment securities that are deemed to be other than temporary would be reflected in earnings when identified (see Note 2).

Accounts Receivable – Accounts receivable are stated at face value. An allowance for doubtful accounts is also reported on the face of the Company’s consolidated balance sheet. The allowance is established via a provision for bad debts charged tooperations. On a periodic basis, management evaluates its accounts receivable and establishes or adjusts its allowance to an amount that it believes will be adequate to absorb possible losses on accounts that may become uncollectible, based on evaluations of the collectibility of individual accounts, the Company’s history of prior loss experience and on current economic conditions. Accounts are written-off and charged against the allowance when management believes that the collectibility of the specific account is unlikely.

Property and Equipment – Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to income as incurred.

Depreciation is recorded on a straight-line basis. The following is a summary of the depreciation periods which approximate the estimated useful lives of the property and equipment:

Assets	Estimated Useful Lives
Furniture, fixtures and equipment	3 - 8 years
Motor vehicles	5 years

Intangible Assets – Under Statement of Financial AccountingStandards No. 142, “Goodwill and Other Intangible Assets” (FAS 142), the excess of cost over the fair value of identifiable net assets obtained in business acquisitions is carried at cost

(unamortized). Such goodwill is tested for impairment at least annually, or more frequently upon the occurrence of an event or when circumstances indicate that a “reporting unit” carrying amount is greater than its fair value. Impairment testing involves a two-step process that begins with the estimation of the fair value of the related “reporting unit”, which is defined as an operating segment, and results in the measurement of the amount of impairment by the allocation of the fair value to the identifiable assets of the reporting unit. Management has determined that there has been no impairment of goodwill and, accordingly, no loss has been recognized as of December 31, 2005. Other intangible assets consist of customer contracts and relationships acquired in a business acquisition, which are being amortized on a straight-line basis over their estimated useful lives of 10 years (see Note 9).

Impairment of Long-Lived Assets – The Company reviews its long-lived assets, including property and equipment and other intangibles, for impairment and determines whether an event or change in facts and circumstances indicates that the carrying amount may not be recoverable under the standards established in FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management believes that there has been no material impairment of long-lived existing assets and, accordingly, no loss has been recognized during the reporting periods.

Advertising Costs – The cost of advertising is charged to expense as incurred. Advertising expense for the years ended December 31, 2005 and 2004 amounted to approximately $508,000 and $120,000, respectively.

Immigration Expenses – The cost of providing certain employees with work visas is expensed as incurred. Immigration expenses for the years ended December 31, 2005 and 2004 amounted to approximately $5,177,000 and $2,660,000 respectively.

Income Taxes – The Company provides for deferred income taxes based on temporary differences between the financial statement amounts and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see Note 3).

Note 2 - Investments

Investments in marketable securities consist of the following at December 31:

		Unrealized
	Amortized Cost	Losses	Fair Value	Carrying
2005
Available-for-sale:
Corporate and municipal bonds	$39,471,000	$0	$39,471,000	$39,471,000
Held-to-maturity:
Certificates of deposit	665,131	0	665,131	665,131
	$40,136,131	$0	$40,136,131	$40,136,131
2004
Available-for-sale:
Corporate and municipal bonds	$8,100,624	$(3,401)	$8,097,223	$8,097,223
Money Market Fund	1,909,549	0	1,909,549	1,909,549
Held-to-maturity:
Certificates of deposit	647,704	0	647,704	647,704
	$10,657,877	$(3,401)	$10,654,476	$10,654,476

Municipal bonds will be redeemed by the issuing municipality for face value given five days’ notice.

Note 3 - Income Taxes

The tax effects of principal temporary differences are shown in the following table at December 31:

	Deferred Tax Asset (Liability)
	2005	2004
		As Restated (Note 12)
Deferred tax assets:
Accrued expenses	$12,938,154	$11,519,501
Allowance for doubtful accounts	567,872	922,804
Revenue recognition	0	195,438
Minimum pension liability adjustment	0	192,900
	13,506,026	12,830,643
Deferred tax liabilities:
Intangible assets	(245,000)	(275,884)
Revenue recognition	(595,956)	0
Accumulated depreciation	(79,425)	(139,964)
	(920,381)	(415,848)
	$12,585,645	$12,414,795

The provisions for income taxes consist of the following:

	2005	2004
		As Restated (Note 12)
Current:
Federal	$1,787,713	$2,509,605
State	577,183	620,719
	2,364,896	3,130,324
Deferred	(363,751)	(1,839,902)
	$2,001,145	$1,290,422

Note 4 - Lease Commitments

The Company conducts its business from leased facilities under agreements expiring at various dates through 2011. The Company is required to pay normal maintenance and a portion of any real estate taxes. The rentals are reported under the operating method of accounting for leases. Total rent expense for the years ended December 31, 2005 and 2004 was $1,664,452 and $2,949,833, respectively.

A summary of the future minimum lease payments required under noncancellable lease agreements is as follows:

Years Ending December 31
2006	$1,739,246
2007	1,690,109
2008	1,598,539
2009	1,662,857
2010	1,694,399
Thereafter	403,416
$8,788,567

The Company subleases certain office space to various parties. Sublease income was approximately $274,000 in the year ended December 31, 2005 and $467,000 in the year ended December 31, 2004. A summary of the future minimum payments to be received by the Company under noncancellable operating subleases is as follows:

Year ending December 31, 2006	$59,990

Loss on Lease Terminations and Agreements - The Company makes provisions for the shortfall between rental income to be received on subleases and the minimum lease payments due on the office space subleased. During the previous year ended December 31, 2004, the Company accrued $260,000 via a charge to operations. At December 31, 2005, there remains approximately $82,000 of liabilities accrued on the balance sheet.

During the year ended December 31, 2004, the Company terminated an operating lease under an agreement requiring a payment of approximately $1,020,000. The payment was charged to operations, net of approximately $280,000 of accrued liabilities recorded on the purchase of The Reference, Inc. (see Note 9). In connection with the lease termination, the Company disposed of property and equipment with an approximate net book value of $205,000. The net change to 2004 operations as a result of this facilities lease termination and disposal approximated $945,000.

Note 5 - Costs and Estimated Earnings on Uncompleted Contracts

The following is a summary of costs and estimated earnings on uncompleted contracts in comparison to related billings at December 31:

	2005	2004
Costs and estimated earnings on uncompleted contracts	$58,357,833	$51,627,447
Billings to date	(55,612,012)	(49,599,420)
Revenues deferred	(1,438,469)	(2,717,873)
Costs deferred	1,237,564	1,334,803
Provisions for unbilled receivables	(38,500)	(155,083)
Net	$2,506,416	$489,874

The above amounts are reflected in the accompanying consolidated balance sheets as follows:

	2005	2004
Costs and estimated earnings in excess of billings on uncompleted contracts	$5,044,437	$4,775,326
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,538,021)	(4,285,452)
	$2,506,416	$489,874

The amount of revenue to be realized from work yet to be performed on uncompleted contracts approximates $7,990,000 and $8,500,000 at December 31, 2005 and 2004, respectively.

Note 6 - Related Party Transactions

The Company is a wholly-owned subsidiary of Patni Computer Systems Ltd., a foreign corporation located in India. The Company purchases a significant amount of software development and other services from the foreign parent. The Company also received charges for travel advances paid by its unconsolidated subsidiary during the current year. If the Company were to purchase these services from unrelated parties, operating results could be affected. A summary of such transactions for the years ended December 31 is as follows:

	2005	2004
Software development charges, foreign parent	$157,609,678	$131,523,409
Other consulting services, foreign parent	$879,488	$0
Interest expense related to software development charges, foreign parent	$1,003,647	$0
Travel advance charges, unconsolidated subsidiary	$79,162	$0

At December 31, 2005, $83,256,201 of accounts payable is due to Patni Computer Systems Ltd. ($103,311,588 at December 31, 2004), and it is included in the line item, “accounts payable, related parties”.

The Company owes the unconsolidated subsidiary, Patni Telecom Solutions, amounts in connection with travel advances. At December 31, 2005, the balance owed was $14,792 and it is included in the line item, “accounts payable, related parties”. At December 31, 2004, the Company owed the unconsolidated subsidiary $1.2 million in connection with a loan the Company assumed from the subsidiary’s former stockholder at the acquisition.

During the normal course of business, the Company also provides certain services for Patni Computer Systems, Ltd. and its subsidiaries, as well as for the unconsolidated subsidiary. A summary of these sales is as follows:

	2005	2004
Sales to unconsolidated subsidiary	$832,293	$16,189
Sales to foreign parent	$1,078,314	$618,599

The Company has also made cash advances to Patni Computer Systems Ltd. and its subsidiaries, as well as to the unconsolidated subsidiary, Patni Telecom Solutions. At December 31, 2005, $641,296 was receivable from Patni Computer Systems Ltd. and Subsidiaries and $481,448 was receivable from Patni Telecom Solutions ($674,101 was receivable from Patni Computer Systems Ltd., and Subsidiaries at December 31, 2004).

Note 7 - Employee Benefit Plans

The Company maintains a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. The Company does not match employee contributions to the plan.

During the year 2000, the Company committed to a retirement benefit to its president. The benefit payable to the president or hissurviving spouse will equal 50% of his last annual base salary. The benefit will be paid commencing when the president reaches the age of 65.

The following schedule reflects an independent actuarial estimate of the changes in benefit obligations, amounts recognized in the financial statements at December 31 (the most recent valuation date), and the assumptions to derive these amounts:

	December 31
	2005	2004
Change in benefit obligation:
Projected benefit obligation (PBO) at beginning of year	$4,726,641	$4,302,962
Service cost	118,820	137,763
Interest cost	236,337	215,044
Actuarial (gain) loss	809,902	(121,075)
Foreign currency exchange rate changes	(171,997)	191,947
Projected benefit obligation (PBO) at end of year	$5,719,703	$4,726,641
Plan assets at beginning and end of year	$—	$—
Funded status	(5,719,703)	(4,726,641)
Unrecognized prior service cost	1,165,809	822,150
Unrecognized actuarial loss	—	276,355
Net amount recognized	$(4,553,894)	$(3,628,136)

	December 31
	2005	2004
Amounts recognized in the balance sheet are as follows:
Accrued pension liability	$(4,553,894)	$(4,387,502)
Intangible pension asset	—	277,115
Accumulated other comprehensive income, before taxes	—	482,251
Net amount recognized	$(4,553,894)	$(3,628,136)
Assumptions used to derive these amounts:
Discount rate	5%	5%
Increase in compensation level	10%	10%

The following schedule reflects the approximate net periodic pension cost recorded by the Company:

	Year Ended	December 31
	2005	2004
Service cost	$105,000	$142,000
Interest cost	205,000	220,000
Amortization of prior year cost	235,000	328,000
Amortization of (gain)/loss	380,000	615,000
	$925,000	$1,305,000

Note 8 - Financial Instruments and Concentrations of Credit Risk

The Company’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, investments and trade accounts receivable.

The Company’s cash and cash equivalents are placed with high-quality financial institutions. Based on bank balances at December 31, 2005, approximately $13,708,000 of deposits were in excess of the federal insured limit.

The Company’s investments at December 31, 2005 consist primarily of municipal bonds in the amount of $39,471,000 (see Note 2). The largest two bonds make up 11% and 10% of the portfolio at December 31, 2005.

The Company’s largest customer, which is composed of several divisions, accounted for approximately 30% of the Company’s revenue for the year ended December 31, 2005 and 34% of revenues for the year ended December 31, 2004. In addition, the same customer accounted for 31% of the Company’s accounts receivable at December 31, 2005 and 39% of accounts receivable at December 31, 2004.

The Company’s second largest customer accounted for approximately 15% of revenue for the year ended December 31, 2005 and 17% of revenues for the year ended December 31, 2004, and 8% of accounts receivable at December 31, 2005 and 7% of accounts receivable at December 31, 2004.

The Company closely monitors the extension of credit to new and existing customers. The Company has not experienced significant losses relating to accounts receivable from an individual or group of customers, or from groups of customers in any one industry or geographic location.

In addition, the Company purchases a significant amount of its software development services from Patni Computer Systems Ltd. (a foreign affiliate) (see Note 6).

Note 9 - Business Acquisitions and Intangible Assets

Unconsolidated Subsidiary – On November 3, 2004, the Company purchased all of the outstanding shares of Cymbal Corporation (now known as Patni Telecom Solutions) and its wholly-owned subsidiaries, Cymbal Ltd. UK and Cymbal Information Services Private Ltd. (India) for $25,093,065 (including direct acquisition costs of approximately $1,311,150). In connection with the acquisition, the Company assumed $10,968,131 of obligations relating to certain contract terminations/settlements. The Company recorded this investment at the total original cost of $36,061,196 (see Notes 1 & 14). The acquisition was made in order to establish a position in the telecommunications service sector. The Company funded this acquisition with proceeds from the issuance of 2,500 shares of common stock ($35 million) to its parent company, Patni Computer Systems Ltd.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over threeyears, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000. The Company follows the consensus reached in EITF No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and, accordingly, increases the investment account for any contingent payments in the period(s) in which the contingency is resolved. During the year ended December 31, 2005, the Company recorded $5,578,670 of contingent consideration under the agreement as an increase in the investment in unconsolidated subsidiary.

Further, as part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of the subsidiary. The incentive payments under this plan will not exceed $3,400,000 over three years. Since the incentive payments are linked to continuing employment, the payments under the plan are recorded as compensation for post-acquisition services.

Consolidated Subsidiary – Intangible assets related to the 2003acquisition of The Reference, Inc. consist of the following at December 31:

	2005	2004
Customer contracts and relationships	$840,000	$840,000
Less accumulated amortization	(227,500)	(143,500)
	612,500	696,500
Goodwill — excess of cost over net assets acquired	2,594,373	2,594,373
	$3,206,873	$3,290,873

Amortization expense related to intangible assets for the years ended December 31, 2005 and 2004 was $84,000 for both years. Goodwill is not expected to be deductible for tax purposes. Annual amortization of customer contracts and relationships approximate the following:

Years Ending December 31
2006	$84,000
2007	84,000
2008	84,000
2009	84,000
2010	84,000
Thereafter	192,500
$612,500

Note 10 - Supplemental Cash Flow Information

The following summarizes required supplemental cash flow disclosures for the year ended December 31:

	2005	2004
Cash paid for U.S. federal and state income taxes	$2,632,922	$5,943,854
Cash paid for interest	$1,003,647	$0

Note 11 - Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reflected in the stockholders’ equity section of the consolidated balance sheets consists of the following at December 31:

	2005	2004
Minimum pension liability adjustment, net of income taxes of zero in 2005 and $192,900 in 2004 (Note 7)	$—	$(289,351)
Unrealized net loss on investments (Notes 1 & 2)	—	(3,401)
	$—	$(292,752)

Note 12 - Prior Period Adjustments and Contingencies

The Internal Revenue Service is currently in the process of performing an examination of the Company’s 2001 and 2002 corporate income and employment tax returns. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available. Although the Internal Revenue Service has not formally proposed any adjustments, the Company’s evaluation is that certain adjustments to past employment taxes are probable and that the amounts can be reasonably estimated. Accordingly, during the year ended December 31, 2005, the Company recorded an estimated liability for previously unrecognized employment taxes and related interest and penalties. The Company’s total provision approximates $21.8 million at December 31, 2005. The Company has also recorded related deferred income tax benefits of approximately $7.9 million at December 31, 2005. Upon completion of the IRS examination, it is possible that any assessments for employment taxes or penalties could differ from the amounts estimated, or that there could be assessments for additional income taxes relating to matters that the Company is not currently aware of.

Due to the significance of these previously unrecognized obligations and their relating to previous years, the Company elected to recognize the provision, in part, as prior period adjustments to correct its previously reported liabilities and earnings. Accordingly, prior period financial statements have been retroactively restated to reflect appropriate provisions for employment taxes, including related interest charges and penalties.

As a result, retained earnings as of January 1, 2004, the beginning of the earliest accompanying reporting period, has been reduced by approximately $8,762,000 for the cumulative effect of the restatement on prior years, net of income taxes. The restatement has had the effect of reducing previously reported net income for 2004 from $5.1 million to $1.9 million, approximately $3.2 million, after approximately $1.8 million of deferred tax benefits.

The provision for employment taxes also resulted in an approximate $1.5 million charge to operations for the year ended December 31, 2005, before income taxes.

The Massachusetts Department of Revenue is currently in the process of examining the Company’s use and sales tax returns from 1997 to 2005. The Company periodically assesses its liabilities and contingencies in connection with these matters based upon the latest information available. Although the Massachusetts Department of Revenue has not formally proposed any adjustments, the Company’s evaluation is that certain adjustments to past use and sales taxes is probable and that the amounts can be reasonably estimated. Accordingly, during the year ended December 31, 2005, the Company recorded an estimated liability for previously unrecognized use and sales tax and related interest and penalties. The Company’s total provision approximates $294,000 at December 31, 2005. Upon completion of the Department of Revenue’s examination, it is possible that any assessments for use and sales taxes or penalties could differ from the amounts estimated, or that there could be assessments for additional taxes relating to matters that the Company is not currently aware of.

Note 13 - Litigation

The Company is involved in various legal proceedings and claims that are being defended and handled in the ordinary course of business.

While the ultimate results of the matters described above cannot be determined, management does not expect that they will have a material adverse effect on the Company’s results of operations or financial position.

Note 14 - Consolidated Financial Information with All Subsidiaries

As discussed in Note 1, the accompanying financial statements of the Company are consolidated with only one of the Company’s two wholly-owned subsidiaries, The Reference, Inc. The Company’s investment in its other wholly-owned subsidiary, Patni Telecom Solutions, Inc. (PTS), is reported in the accompanying financial statements under the cost method. Accounting principles generally accepted in the United States of America require the consolidation of all wholly-owned subsidiaries in parent company financial statements. In a separate report, the Company has prepared and presented such consolidated financial statements.

The effects of this departure from generally accepted accounting principles on the accompanying financial statements are presented in the following pro-forma presentation as of and for the year ended December 31, 2005:

	Accompanying
	Financial	Pro-Forma	Full
	Statements	Adjustments	Consolidation
Condensed Balance Sheets
Assets:
Current assets	$133,801,539	$22,285,339	$156,086,878
Property and equipment, net	2,609,938	3,440,462	6,050,400
Intangible assets	3,206,873	34,938,474	38,145,347
Other noncurrent assets	347,509	1,251,994	1,599,503
Investment in unconsolidated subsidiary	41,639,866	(41,639,866)	—
	$181,605,725	$20,276,403	$201,882,128
Liabilities and Stockholders’ Equity:
Current liabilities	$120,743,103	$10,279,216	$131,022,319
Accrued pension liability	4,553,894	—	4,553,894
Other liabilities	625,656	—	625,656
Total liabilities	125,922,653	10,279,216	136,201,869
Stockholders’ Equity	55,683,072	9,997,187	65,680,259
	$181,605,725	$20,276,403	$201,882,128
Condensed Statements of Income
Revenues	$325,192,061	$67,998,465	$393,190,526
Cost of revenues	280,174,560	42,201,602	322,376,162
Gross profit	45,017,501	25,796,863	70,814,364
Other costs, income and expenses, net	40,089,139	12,282,481	52,371,620
Income before taxes	4,928,362	13,514,382	18,442,744
Income taxes	2,001,145	3,675,614	5,676,759
Net income	$2,927,217	$9,838,768	$12,765,985

For the purposes of above consolidation, the acquisition of Patni Telecom Solutions was recorded under the purchase method in accordance with SFAS No. 141, “Business Contributions”. The 2004 purchase price was originally allocated as follows:

Cash and equivalents	$3,061,034
Customer contracts and relationships, amortizable	11,418,200
Goodwill	22,083,501
Liabilities related to contract terminations/settlements	(10,968,029)
Other tangible assets and liabilities, net	(501,641)
$25,093,065

In 2005, the Company completed its valuation of identifiable intangible assets obtained in the acquisition of PTS, resulting in a reduction in the value assigned to customer contracts and relationships via an increase to goodwill in the amount of $649,019, net of related deferred tax effects. Adjustments to the amount of acquired goodwill reflected in the above consolidation are as follows:

Goodwill at January 1, 2005	$24,677,874
Adjustment due to final valuation of customer contracts and relationships	649,019
Contingent consideration incurred	5,578,670
Reduction in deferred tax asset valuation allowance established at acquisition	(2,918,365)
Goodwill at December 31, 2005	$27,987,198
Intangible assets reflected in the above consolidation consist of the following at December 31, 2005:
Customer contracts and relationships	$11,176,500
Less accumulated amortization	(1,018,351)
10,158,149
Goodwill – excess of costs over net assets acquired	27,987,198
$38,145,347

Amortization expense reflected in the above consolidation is $747,981 for 2005.

PATNI COMPUTER SYSTEMS (U.K.) LIMITED

Officers & Professional Advisers

The Board of	Company	Registered	Company
Directors	Secretary	Office	Registration Number	Auditor
P.J. Kutar	R. Vijay	Vistacentre	2859908	Woolford & Co. LLP
A.K. Patni		50 Salisbury Road		Chartered Accountants
S.G. Namjoshi		Hounslow		& Registered Auditors
M. Sattawala		Middlesex		Hillbrow House
		TW4 6JQ		Hillbrow Road
Esher, Surrey, KT10 9NW

The Directors’ Report year ended 31st December 2005

The directors have pleasure in presenting their report and the financial statements of the company for the year ended 31st December 2005.

Principal activities and business review

The principal activity of the company during the year was that of providing IT services.

During the year the company increased its efforts on sales and increased its sales organisation. The company also increased its focus on sales to other European countries. The management believes that the increasing focus on sales and business development is likely to result in a healthy revenue growth rate in future.

Results and dividends

The trading results for the year and the company’s financial position at the end of the year are shown in the attached financial statements.

The directors have not recommended a dividend.

Financial risk management objectives and policies

The financial risk management objective of the company is to use the resources of the group where appropriate to gain a cost advantage. The company is a wholly owned subsidiary of an Indian parent that provides most of the manpower and no separate hedging is undertaken by the U.K. company.

The company is exposed to currency risks, however, these are managed by the holding company on a group basis. Credit risk exposure is minimised by having good quality customers whose debt is actively managed. There are few fixed costs which enable the company to manage its price risk. Large resources of cash are retained within the company which reduces the exposure to liquidity and cash flow risk.

Directors

The directors who served the company during the year were as follows:

P.J. Kutar

A.K. Patni

S.G. Namjoshi

M. Sattawala

The company is a wholly owned subsidiary and the interests of the group directors are disclosed in the financial statements of the parent company.

Directors’ responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state ofaffairs of the company and of the profit or loss of the company for that year. In preparing those financial statements, the directors are required to:

select suitable accounting policies, as described on page 172, and then apply them consistently;

make judgements and estimates that are reasonable and prudent; and

prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act, 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Registered office:	Signed on behalf of the directors
Vistacentre
50 Salisbury Road
Hounslow
Middlesex
TW4 6JQ
S.G. Namjoshi
Director

Approved by the directors on 30th January, 2006

Independent Auditor's Report year ended 31st December 2005

To the Shareholders

We have audited the financial statements of Patni Computer Systems (U.K.) Limited for the year ended 31st December 2005 on pages 171 to 174 which have been prepared on the basis of the accounting policies set out on page 172.

This report is made solely to the company’s shareholders, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s shareholders those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the Statement of Directors’ Responsibilities the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordancewith the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed. We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31st December 2005 and of its profit for the year then ended; and

the financial statements have been properly prepared in accordance with the Companies Act 1985.

WOOLFORD & CO. LLP

Hillbrow House	Chartered Accountants
Hillbrow Road	& Registered Auditors
Esher, Surrey
KT10 9NW
30th January, 2006

Profit and Loss Account year ended 31st December 2005

	Note	2005	2004
		£	£
Turnover	2	13,165,971	9,167,625
Cost of sales		9,979,717	6,172,834
Gross profit		3,186,254	2,994,791
Administrative expenses		3,006,648	2,578,208
Operating profit	3	179,606	416,583
Interest receivable		67,313	29,676
Profit on ordinary activities before taxation		246,919	446,259
Tax on profit on ordinary activities	6	91,429	146,194
Profit on ordinary activities after taxation, being retained profit for the financial year		155,490	300,065

All of the activities of the company are classed as continuing.

The company has no recognised gains or losses other than the results for the year as set out above.

The notes on pages 172 to 174 form part of these financial statements.

Balance Sheet 31st December 2005

	Note		2005		2004
		£	£	£	£
Fixed assets
Tangible assets	7		127,302		170,686
Current assets
Debtors due within one year	8	4,766,854		4,244,800
Cash at bank and in hand		1,975,176		1,919,933
			6,742,030		6,164,733
Creditors: amounts falling due within one year	9		4,477,016		4,098,593
Net current assets			2,265,014		2,066,140
Total assets less current liabilities			2,392,316		2,236,826
Capital and reserves
Called-up equity share capital	10		50,000		50,000
Profit and loss account	11		2,342,316		2,186,826
Shareholders’ funds	12		2,392,316		2,236,826

These financial statements were approved by the directors on the 30th January 2006 and are signed on their behalf by:

S.G. Namjoshi

The notes on pages 172 to 174 form part of these financial statements.

Notes to the Financial Statements year ended 31st December, 2005

1.                                      Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The directors have taken advantage of the exemption in Financial Reporting Standard No. 1 (Revised 1996) from including a cash flow statement in the financial statements on the grounds that the company is wholly owned and its parent publishes a consolidated cash flow statement.

Turnover

The company derives its revenues primarily from software services. Revenue with respect to time-and-material contracts is recognised as related costs are incurred. Revenue with respect to fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to date to estimated total costs for each contract.

Fixed assets

All fixed assets are initially recorded at cost.

Depreciation

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Computer Equipment	–	25% straight line
Motor Vehicles	–	25% straight line

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating profit.

Financial instruments

Financial instruments are classified and accounted for, according to the substance of the contractual arrangement, as either financial assets, financial liabilities or equity instruments. An equity instrument is any contract that evidences a residual interest in the assets of the company after deducting all of its liabilities.

2.                                      Turnover

The turnover and profit before tax are attributable to the one principal activity of the company.

An analysis of turnover is given below:

	2005	2004
	£	£
United Kingdom	11,503,516	7,684,846
European Union	687,244	482,071
Other European	638,587	679,623
Other	336,624	321,085
	13,165,971	9,167,625

3.                                      Operating profit

Operating profit is stated after charging/(crediting):

	2005	2004
	£	£
Depreciation of owned fixed assets	68,349	64,206
Profit on disposal of fixed assets	—	(2,693)
Auditor’s remuneration
• as auditor	17,618	14,042
• for other services	45,250	34,800

4.                                      Particulars of employees

The average number of staff employed by the company during the financial year amounted to :

	2005	2004
	No.	No.
Number of production staff	121	110
Number of administrative staff	8	7
Number of management staff	2	2
Number of marketing staff	14	15
	145	134

The aggregate payroll costs of the above were:

	2005	2004
	£	£
Wages and salaries	5,262,838	3,712,857
Social security costs	370,615	272,593
	5,633,453	3,985,450

5.                                      Directors’ emoluments

The directors’ aggregate emoluments in respect of qualifying services were:

	2005	2004
	£	£
Emoluments receivable	163,191	159,947

6.                                      Taxation on ordinary activities

	2005	2004
	£	£
(a) Analysis of charge in the year Current tax :
UK Corporation tax based on the results for the year	91,429	144,635
Over/under provision in prior year	—	1,559
Total current tax	91,429	146,194
(b) Factors affecting current tax charge
The tax assessed on the profit on ordinary activities for the year is higher than the standard rate of corporation tax in the UK of 30% (2004 - 30%).
Profit on ordinary activities before taxation	246,919	446,259
Profit/(loss) on ordinary activities by rate of tax	74,090	133,882
Disallowable expenses	9,068	5,959
Capital allowances for period in excess of depreciation	8,271	4,794
Prior period adjustment	—	1,559
Total current tax (note 6(a))	91,429	146,194

7.                                      Tangible fixed assets

	Computer Equipment	Motor Vehicles	Total
		£	£
Cost
At 1st January 2005	262,247	23,718	285,965
Additions	24,965	—	24,965
At 31st December 2005	287,212	23,718	310,930
Depreciation
At 1st January 2005	110,338	4,941	115,279
Charge for the year	62,420	5,929	68,349
At 31st December 2005	172,758	10,870	183,628
Net book value
At 31st December 2005	114,454	12,848	127,302
At 31st December 2004	151,909	18,777	170,686

8.                                      Debtors

	2005	2004
	£	£
Trade debtors	3,819,017	2,718,494
Amounts owed by group undertakings	93,975	606,302
Amounts recoverable on contracts	369,156	129,720
Other debtors	42,446	45,634
Prepayments and accrued income	442,260	744,650
	4,766,854	4,244,800

9.                                      Creditors: amounts falling due within one year

	2005	2004
	£	£
Trade creditors	88,183	69,774
Amounts owed to group undertakings	2,815,849	2,769,703
Corporation tax	11,733	30,885
Other taxation and social security	701,172	526,520
Other creditors	3,734	45,203
Accruals and deferred income	856,345	656,508
	4,477,016	4,098,593

10.                               Share capital

Authorised share capital:

	2005	2004
	£	£
50,000 Ordinary shares of £1 each	50,000	50,000

Allotted, called up and fully paid:

	2005		2004
	No.	£	No.	£
Ordinary shares of £1 each	50,000	50,000	50,000	50,000
Equity shares Ordinary shares of £1 each	50,000	50,000	50,000	50,000

11.                               Profit and loss account

	2005	2004
	£	£
Balance brought forward	2,186,826	1,886,761
Retained profit for the financial year	155,490	300,065
Balance carried forward	2,342,316	2,186,826

12.                               Reconciliation of movements in shareholders’ funds

	2005	2004
	£	£
Profit for the financial year	155,490	300,065
Opening shareholders’ funds	2,236,826	1,936,761
Closing shareholders’ funds	2,392,316	2,236,826

13.                               Ultimate parent company

The company’s ultimate parent company, controlling party and ultimate controlling party during both periods was Patni Computer Systems Limited, a company incorporated in India.

Patni Computer Systems Limited is the parent of the largest and smallest group for which group accounts including Patni Computer Systems (U.K.) Limited are drawn up. Copies of these accounts are available at www.patni.com.

During the year Patni Computer Systems Limited invoiced Patni Computer Systems (U.K.) Limited for costs totalling £5,518,111 (2004: £3,385,014).

The total amount owed by Patni Computer Systems (U.K.) Limited to group companies at 31st December 2005 was £2,815,849 (2004: £2,769,703), and owed by group companies to Patni Computer Systems (U.K.) Limited was £93,975 (2004: £606,302). GE Capital Mauritius Equity Investment is a minority shareholder in Patni Computer Systems Limited. During the year Patni Computer Systems (U.K.) Limited made sales of £2,495,243 (2004: £2,673,254) to GE Capital Mauritius Equity Investment and its associated companies, and as at 31st December 2005 was owed£775,038 (2004: £530,745) by that group.

PATNI COMPUTER SYSTEMS GmbH

Corporate Information

The Board of Directors	Registered Office	Auditors
P J Kutar	Eurohaus,	Audicon AG
S G Namjoshi	Lyonerstrasse 26	Richard-Strauss-Strasse 69
	60528 Frankfurt, Germany	81677 Muenchen

The Director’s Report period ended 31 December 2005 The directors have pleasure in presenting their report and the financial statements of the Company for the period ended 31 December 2005.

Principal activities and business review

The principal activity of the Company during the year was that of providing IT services.

During the year the Company increased its effort on sales.

The increasing focus on sales and business development is likely to result in a healthy revenue growth rate in future.

Results and dividends

The trading results for the period and the company’s financial position at the end of the period are shown in the attached financial statements.

On account to losses, the directors were unable to recommended dividend.

Directors

The directors who served the company during the period were as follows:

P J Kutar

S G Namjoshi

The Company is a wholly owned subsidiary and the interests of the group directors are disclosed in the financial statements of the parent Company.

Registered Office:	Signed on behalf of the Directors
Eurohaus
Lyonerstrasse 26
60528 Frankfurt	S G Namjoshi
Germany	Director

Approved by the directors on 23/01/06

Audit Opinion

We have audited the financial statements including the accounting of Patni Computer Systems GmbH, Frankfurt Am Main, for the financial year from January 1 to December 31, 2005. The legal representatives of the Company are responsible for the accounting and preparation of the financial statements in compliance with German commercial law. Our responsibility is to express an opinion, based on our audit, on the financial statements, including the accounting. Because of its classification as a small company the Company has pursuant to section 264 HGB not to prepare a management report.

We conducted our audit of the financial statements pursuant to section 317 HGB and in compliance with the German generally accepted auditing principles set down by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance that inaccuraciesand violations are recognized which significantly affect the presentation of the assets, liabilities, financial position and results of the Company as conveyed by the financial statements, in compliance with generally accepted accounting principles. The scope of the audit was planned taking into account our understanding of business operations, the Company’s economic and legal environment, and any potential errors anticipated. In the course of the audit, the effectiveness of the system of internal controls, so far related to the financial accounting system, has been assessed, and the disclosures made in the accounting and the financial statements have been verified, mainly on the basis of spot checks. The audit also includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation ofthe financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give any cause for qualification.

In our opinion, the financial statements are in compliance with generally accepted accounting principles and present a true and fair view of the assets, liabilities, financial position and results of the Company.

Philipp Ullherr
Auditor
Munich, January 23, 2006
audicon AG
Wirtschaftsprüfungsgesellschaft

PATNI COMPUTER SYSTEMS GmbH

Balance Sheet as on 31 December 2005

Assets

	business year		31.12.2004
	Euro	Euro	Euro
A. Fixed assets
1. Property, plant and equipment
1. Other equipment, operational and office equipment		4,610.00	1,505.00

B. Current assets
I. Inventories
1. Contracts in progress		19,147.90	313,158.25
II. Accounts receivable and other assets
1. Accounts receivable, trade	936,662.67		779,643.44
2. Other assets	52,845.82	989,508.49	26,656.60
III. Cash on hand and cash in banks		581,941.63	1,343,662.72

C. Deferred charges and prepaid expenses		6,259.18	680.00
		1,601,467.20	2,465,306.01

Liabilities and shareholder´s equity

	business year		31.12.2004
	Euro	Euro	Euro
A. Shareholders’ Equity
I. Capital subscribed	150,000.00		150,000.00
II. Net income current year	273,044.61		111,148.34
III. Accumulated deficit, beginning of year	(97,781.08)		-208,929.42
IV. Capital		325,263.53	52,218.92

B. Reserves and deficit liabilities
1. Other reserves and accrued liabilities	328,967.43	328,967.43	250,024.37

C. Liabilities
1. Accounts payable, trade	171,585.63		274,047.06
2. Accounts due to affiliated companies	654,474.25		1,794,089.06
3. Other liabilities	121,176.36	947,236.24	94,926.60

• thereof for taxes
(€ 90,290.29)
• thereof for social security
(€ 27,742.41)
		1,601,467.20	2,465,306.01

PATNI COMPUTER SYSTEMS GmbH

Income Statement for the period from 01.01.2005 to 31.12.2005

	business year		31.12.2004
	Euro	Euro	Euro
1. Sales		3,954,884.78	3,640,990.99
2. Inventory increase/decrase		(294,010.35)	201,879.93
3. Other operating income
a) Income from reversal of accruals		10,422.64	3,400.00
b) Other operating income		35,253.09	8,428.34
c) Foreign exchange gains		198,562.19	50,823.07
4. Cost of materials
a) Cost of purchased services		1,731,297.83	1,591,579.21
5. Personnel expenses
a) Wages and salaries	1,160,646.07		1,535,491.68
b) Social security, pension and other benefit costs	211,122.71	1,371,768.78	250,513.73
6. Depreciation
a) on intangible assets, and plant and equipment and on start-up and business expansion costs capitalized		1,843.90	1,819.89
7. Other operating expenses		415,386.92	415,437.26
8. Other interest and similar income		460.94	467.78
9. Taxes on income		(112,231.25)	0.00
10. Profit		273,044.61	111,148.34

PATNI COMPUTER SYSTEMS GmbH

Notes to the Financial Statements for the period from January 1, 2005 to December 31, 2005

General Disclosures

Patni Computer Systems GmbH, Frankfurt is a small corporation as defined by section 267 (1) HGB. The Company did not make use of the exemptions granted in accordance with section 276 HGB when preparing the income statement.

The annual financial statements of Patni Computer Systems GmbH, Frankfurt, for the fiscal year from January 1, 2005 to December 31, 2005 were prepared in accordance with the provisions of the third book of the German Commercial Code (HGB) and the Limited Liability Companies Law (GmbHG).

The income statement was prepared using the cost summary method.

Accounting and Valuation Principles

Property, plant and equipment are valued at acquisition or manufacturing cost, less scheduled depreciation. Scheduled depreciation is calculated using the straight-line method based on the tax-allowed depreciation rates.

Low value assets with an acquisition cost of up to EUR 410.00 are fully expensed in the year of acquisition and treated as additions and disposals.

The valuation of inventories is on a basis of productions costs.

Receivables and other assets are stated at nominal value. A valuation adjustment on the base of the Euro exchange reference rates as on 31 Dec. 2005 is shown separately. A general allowance for doubtful accounts not covered by specific allowances is recorded in recognition of the general credit risk.

Other accruals are created on the basis of prudent commercial judgment to cover all potential losses from pending transactions and contingent liabilities as of the balance sheet date.

Liabilities are accounted for at their repayment amount.

Principles of Currency Translation

Foreign currency receivables and liabilities are translated at the Euro foreign exchange reference rates respectively prevailing on the date they originated or at the less favorable exchange rate at the balance sheet date.

Explanations to the Balance Sheet

1.             Property, plant and equipment

Because of the very low value and according to sec. 274a HGB the development of the company´s fixed assets is not shown separately.

2.             Receivables and other assets

31.12.2005
EUR

Trade receivables	936,662.67
• of which to affiliated companies	(112,292.87)
Other assets	52,845.82
• of which with a residual term of more than one year
(0)
989,508.49

3.             Cash and cash equivalents

This item relates to bank balances and cash on hand.

4.             Capital

Because of the profit of EUR 273,044.61 in 2005 and the accumulated deficit beginning of the year 2005 of EUR 97,781.08 the company shows a capital equity of EUR 325,263.53.

5.             Other Accruals

Other accruals primarily contain accruals for vacation and bonus accrued but not yet taken, termination allowance and outstanding invoices. Furthermore they include accruals for trade tax (EUR 49,000.00) and corporate tax (EUR 58,800).

6.             Liabilities

			Residual term
	31.12.2005	Less than	1 to	More than
	Total	1 year	5 years	5 years
	EUR	EUR	EUR	EUR

Trade payables	171,585.63	171,585.63	0	0
• of which to affiliated companies	(93,136.90)	(93,136.90)	(0)	(0)
Liabilities to affiliated companies	654,474.25	654,474.25	0	(0)
• of which to shareholders	(654,474.25)	(654,474.25)	(0)
Other liabilities	121,176.36	121,176.36	0	0
• of which are taxes	(90,290.29)	(90,290.29)	(0)	(0)
• of which related to social security	(27,742.41)	(27,742.41)	(0)	(0)
	947,236.24	947,236.24	0	0

PATNI COMPUTER SYSTEMS GmbH

Explanations to the Income Statement

7.             Sales

Sales can be divided by geographic market as follows:

01.01-31.12.2005
EUR
Domestic	1,942,792.25
Foreign	2,012,092.53
3,954,884.78

8.             Cost of Materials

01.01-31.12.2005
EUR
Cost of purchased services	1,731,297.83
(Therefore from affiliates
(EUR 1,675,713.83)

9.             Personnel Expenses

01.01-31.12.2005
EUR
Wages and salaries	1,160,646.07
Social security	211,122.71
1,371,768.78

10.          Other operating expenses

Other operating expenses primarily contain:

01.01-31.12.2005
EUR
Office cost	14,136.93
Advertising and travel expenses	87,574.08
Accounting expenses, legal costs, closing & audit fees	110,239.31
Foreign exchange losses	96,667.96
Other	106,768.64
415,386.92

11.          Interest Result

01.01-31.12.2005
EUR
Other interest and similar income	460.94

12.          Annual average number of employees

01.01-31.12.2005
EUR
Salaried employees	20

13.          Board of Patni Computer Systems GmbH, Frankfurt

The principle place of business of Patni Computer Systems GmbH has changed from Stuttgart to Frankfurt.

The management of Patni Computer Systems GmbH, Frankfurt in the period from January 1 till 12 December, 2005, comprised:

Phiroze J. Kutar, Bombay, India

Sukumar Ganesh Namjoshi, Hounslow/Middlesex, England

The protective clause pursuant to Section 286 (4) HGB has been applied regarding the disclosure of the remuneration of management in accordance with Section 285 (9a) HGB.

14.          Parent company

100% of the shares are held by Patni Computer Systems Ltd. Bombay, India.

The Management

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Directors’ Report year ended 31st December 2005

Your directors are pleased to submit their report for the period ended December 31, 2005.

Background – On November 3, 2004, Patni Computer Systems, Inc. acquired Cymbal Corporation on the specific terms and conditions as laid down in the Stock Purchase Agreement entered between the companies. The acquisition will enable your Company to scale up operations in the telecommunication service sector.

Revenue – The Revenue for Patni Telecom Solutions Inc was $60,024,037 for the twelve months ended December 31, 2005.

Profit Before Tax – Consolidated profit before tax for Patni Telecom Solutions Inc. was $8,687,660 for the twelve months ended December 31, 2005.

Accounting Policies – Your Company is consistently using the accrual basis of accounting for the revenues, expenditure, assets and liabilities.

Corporate Governance – All tax and corporate compliances have been effectively discharged of your Company to the best of our knowledge.

Auditors – Patni Telecom Solutions Inc. has been Audited by GT Reilly for the twelve months period Ending December 31, 2005.

Narendra K. Patni
Date: April 15, 2006	Director

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Independent Auditors’ Report

To The Board of Directors

Patni Telecom Solutions, Inc.

We have audited the accompanying unconsolidated balance sheets of Patni Telecom Solutions, Inc. (formerly Cymbal Corporation) as of December 31, 2005 and 2004, and the related unconsolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2005 and period from the date of the Company’s acquisition, November 3, 2004, to December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements of Patni Telecom Solutions, Inc. (formerly Cymbal Corporation) have been prepared on an unconsolidated basis for the purpose of presenting the financial position, results of operations and cash flows of the parent company only. Accordingly, the accompanying financial statements have not been consolidated with those of the Corporation’s whollyowned subsidiaries and the Corporation’s investments in which have been reported at cost. Accounting principles generally accepted in the United States of America require that the financial statements of all wholly-owned subsidiaries be consolidated with those of the parent company, and that any intercompany transactions and balances be eliminated in the consolidation. The Corporation has prepared, in a separate report, such consolidated financial statements. Note 8 to the financial statements depicts the effects of this departure from generally accepted accounting principles.

In our opinion, because the accompanying financial statements are not prepared on a consolidated basis as discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Patni Telecom Solutions, Inc. (formerly Cymbal Corporation) at December 31, 2005 and 2004, and the results of its operations and cash flows for the year ended December 31, 2005 and period from the date of the Company’s acquisition, November 3, 2004, to December 31, 2004.

G. T. Reilly & Company

Milton, Massachusetts

January 20, 2006

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Unconsolidated Balance Sheet (See Notes 1 & 8)

December 31,	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$3,368,610	$2,293,280
Accounts receivable, trade (Note 1)	14,592,763	6,663,725
Allowance for doubtful accounts (Note 1)	(69,870)	(76,380)
Accounts receivable, related parties (Note 4)	2,287,022	1,200,169
Due from employees	51,965	68,306
Costs and estimated earnings in excess of billings on uncompleted contracts (Notes 1 & 5)	109,994	0
Prepaid expenses and other advances	157,399	187,255
Deferred income tax asset (Notes 1 & 2)	3,241,974	79,367
Total Current Assets	23,739,857	10,415,722
Property and Equipment (Note 1)	522,654	339,525
Less : Accumulated provisions for depreciation	263,778	139,583
	258,876	199,942
Other Assets
Deposits and other noncurrent assets (Note 1)	73,516	588,337
Investments in nonpublic stock (Note 1)	825,000	825,000
Intangible assets	0	300,000
Investments in unconsolidated subsidiaries, at cost (Notes 1 & 8)	616,237	616,237
	1,514,753	2,329,574
	$25,513,486	$12,945,238
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts and notes payable, related parties (Note 4)	$5,631,411	$13,386,691
Other accounts payable and accrued expenses	4,982,322	4,514,454
Income taxes payable (Notes 1 & 2)	1,779,197	712,024
Sales taxes payable	4,207	8,927
Billings in excess of costs and estimated earnings on uncompleted contracts (Notes 1 & 5)	102,825	99,408
Total Current Liabilities	12,499,962	18,721,504
Long-term Liabilities	0	35,158
Lease Commitments (Note 3)
Stockholders’ Equity
Common stock, no par value:
50,000,000 shares authorized, 27,547,500 shares issued, 24,667,500 shares outstanding	430,733	430,733
Additional paid-in capital (Note 4)	11,800,727	1,132,699
Retained earnings (deficit)	991,550	(7,128,770)
Accumulated other comprehensive income (loss), net (Note 1)	(159,486)	(196,086)
	13,063,524	(5,761,424)
Treasury stock, at cost	(50,000)	(50,000)
	13,013,524	(5,811,424)
	$25,513,486	$12,945,238

The accompanying notes are an integral part of these financial statements.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Unconsolidated Statements of Income (See Notes 1 & 8) for the year ended December 31, 2005 and the period November 3, 2004 (Date of Acquisition) through December 31, 2004

	Year Ended	Period from
	December 31	November 3, 2004 through
	2005	December 31 2004

Revenues	$60,024,037	$7,406,970
Cost of Revenues	44,140,430	5,557,964
Gross Profit	15,883,607	1,849,006
Other Costs (Income) and Expenses
Selling, general and administrative	7,148,557	1,130,580
Bad debts, net of recoveries	60,945	4,870
Interest income, net	(13,555)	34,753
	7,195,947	1,170,803
Income Before Taxes	8,687,660	678,803
Income Taxes (Benefits) (Notes 1 & 2)
Current	3,729,948	0
Deferred	(3,162,608)	361,492
	567,340	361,492
Net Income	$8,120,320	$317,311

Unconsolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income (See Notes 1 & 8 ) for the year ended December 31, 2005 and the period November 3, 2004 (Date of Acquisition) through December 31, 2004

				Additional	Retained	Accum. Other
	Comprehensive	Common Stock		Paid-in	Earnings	Comprehensive	Treasury
	Income	Shares	Amount	Capital	(Deficit)	Income (loss), Net	Stock	Total

BALANCE AT NOVEMBER 3, 2004		24,667,500	$430,733	$1,132,699	$(7,446,081)	$(165,688)	$(50,000)	$(6,098,337)
Comprehensive income:
Net income	$317,311				317,311			317,311
Other comprehensive income:
Foreign currency translation adjustments (Note 1)	(30,398)					(30,398)		(30,398)
Comprehensive income	$286,913
BALANCE AT DECEMBER 31, 2004		24,667,500	430,733	1,132,699	(7,128,770)	(196,086)	(50,000)	(5,811,424)
Comprehensive income:
Net income	$8,120,320				8,120,320			8,120,320
Other comprehensive income:
Foreign currency translation adjustments (Note 1)	36,600					36,600		36,600
Comprehensive income	$8,156,920
Conversion of obligation to parent company to additional capital (Note 3)				10,668,028				10,668,028
BALANCE AT DECEMBER 31, 2005		24,667,500	$430,733	$11,800,727	$991,550	$(159,486)	$(50,000)	$13,013,524

The accompanying notes are an integral part of these financial statements.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Unconsolidated Statements of Cash Flows (See Notes 1 & 8) for the year ended December 31, 2005 and the period November 3, 2004 (Date of Acquisition) through December 31, 2004

	Year Ended	Period from
	December 31	November 3, 2004 through
	2005	December 31 2004

Cash Flows from Operating Activities
Net income	$8,120,320	$317,311
Adjustments to reconcile net income to net cash from operations:
Depreciation	124,195	14,887
Foreign currency translation adjustments	36,600	(30,398)
Deferred income taxes (benefits)	(3,162,609)	380,032
Loss on disposals of equipment	0	44,120
Changes in operating assets and liabilities:
Accounts receivable, trade	(7,929,038)	1,282,009
Allowance for doubtful accounts	(6,510)	0
Accounts receivable, related parties	(1,086,853)	204,258
Due from employees	16,341	11,280
Costs and estimated earnings in excess of billings on uncompleted contracts	(109,994)	0
Prepaid expenses and other advances	29,856	3,834
Deposits and other noncurrent assets	514,821	(402)
Accounts and notes payable, related parties	3,212,748	181,131
Other accounts payable & accrued expenses	467,868	(1,989,660)
Income taxes payable	1,067,174	(457,593)
Sales taxes payable	(4,720)	(295)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,417	99,408
Other long-term liabilities	(35,158)	(1,464)
Net cash provided from operating activities	1,258,459	58,458
Cash flows used in investing activities
Additions to property and equipment	(183,129)	(4,780)
Resulting in a net increase in cash	1,075,330	53,678
Cash and cash equivalents at beginning of period	2,293,280	2,239,602
Cash and cash equivalents at end of period	$3,368,610	$2,293,280

The accompanying notes are an integral part of these financial statements.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Notes to Unconsolidated Financial Statements December 31, 2005

Note 1 - Business Activities and Significant Accounting Policies

Patni Telecom Solutions, Inc. (the Company) is a wholly-owned subsidiary of Patni Computer Systems, Inc. of Massachusetts. The Company is a United States Corporation based in California. During the year ended December 31, 2005, the Company changed its name from Cymbal Corporation to Patni Telecom Solutions, Inc.

Business Activities - The Company provides consulting, software development, systems integration and application management to customers in the telecommunications and financial services industries.

Reporting Entity and Basis of Presentation - The accompanying financial statements of Patni Telecom Solutions, Inc. have been prepared on a historical unconsolidated basis for the purpose of presenting the financial position, results of operations and cash flows of the parent company only. Accordingly, the accompanying financial statements have not been consolidated with those of the Company’s wholly-owned subsidiaries.

The subsidiaries, Patni Telecom Solutions (UK) Ltd., and Patni Telecom Solutions Private Limited of India, are also engaged in providing IT consulting services primarily to the telecommunications industry. In April of 2004, Patni Telecom Solutions Private Limited established a wholly-owned subsidiary in Thailand, Cymbal Information Services Limited.

The Company’s investments in the unconsolidated subsidiaries are reported in the accompanying financial statements under the cost method of accounting. Under this method of accounting, the Company records its investment in the subsidiaries at initial cost, plus any additional cash investments. The unconsolidated subsidiaries’ net income or loss for the period is not reported in the Company’s financial statements. Dividends from the subsidiaries, if any, are recorded as investment income. A decline in the value of the investment which is considered to be other than temporary would be recognized.

In a separate report, the Company has presented its financial statements in consolidation with all whollyowned subsidiaries as required by accounting principles generally accepted in the United States of America. The effects of this departure from generally accepted accounting principles are presented in Note 8.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Material estimates that are particularly susceptible to change in the near term are the determination of the allowance for doubtful accounts. Actual results could differ from these estimates.

Comprehensive Income - FAS No. 130 defines “comprehensive income” as the change in equity during a period due to transactions, events and circumstances arising from nonowner sources. “Comprehensive income” includes net income under accounting principles generally accepted in the United States of America, as well as “other comprehensive income”, which consists of items that are excluded from net income and reported as changes in separate components of equity as required by other accounting standards. The Company’s “other comprehensive income” consists of foreign currency translation adjustments resulting from the translation of amounts payable to foreign subsidiaries denominated in the foreign currency to the U.S. currency. Deferred income taxes are not provided for foreign currency translation adjustments.

Under FAS No. 130, all of the components of “comprehensive income” are required to be reported in a basic financial statement. The Company presents the components of “comprehensive income” in a “statement of changes in stockholders’ equity and comprehensive income”.

Revenue Recognition - Revenues on fixed price contracts are recognized on the percentage of completion method of accounting. Profits are recorded on the basis of management’s estimate of the percentage of completion, when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy, measured by the percentage of man-days of service incurred to date to the estimated total man-days of service for each contract. Since these contracts usually extend over more than one reporting period, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts that require the revision become known.

The asset, “Costs and estimated earnings in excess of billings” represents revenues recognized in excess of amounts billed on

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

uncompleted contracts. The liability, “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognized on uncompleted contracts (see Note 5.)

Revenue from time and material contracts is recognized as the services are performed.

Cash and Cash Equivalents - For purposes of balance sheet classification and reporting the statement of cash flows, the Company considers all highly-liquid deposits and investments with original maturities of three months or less to be cash equivalents.

Investments in Nonpublic Stock - The Company’s investments in nonpublic stocks consist of equity securities in certain of its customer companies that are not publicly traded and that represent less than a 5% interest. These investments are reported under the cost method of accounting.

Accounts Receivable - Accounts receivable are stated at face value. An allowance for doubtful accounts is also reported on the face of the Company’s balance sheet. The allowance is established via a provision for bad debts charged to operations. On a periodic basis, management evaluates its accounts receivable and establishes or adjusts its allowance to an amount that it believes will be adequate to absorb possible losses on accounts that may become uncollectible, based on evaluations of the collectibility of individual accounts, the Company’s history of prior loss experience and on current economic conditions. Accounts are written-off and charged against the allowance when management believes that the collectibility of the specific account is unlikely.

Property and Equipment - Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to income as incurred.

Depreciation is recorded on a straight-line basis. The following is a summary of the depreciation periods which approximate the estimated useful lives of the property and equipment:

Estimated
Assets	Useful Lives

Furniture, fixtures and equipment	3 - 8 years

Letter of Credit - During 2004, the Company had a standby letter of credit with the Bank of America in favor of Zensar Technologies Ltd. (India) in the amount of $500,000. The letter of credit was collateralized by a time deposit, classified as a noncurrent asset in the balance sheet at December 31, 2004. During 2005, the time deposit restriction was released into cash and cash equivalents.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including property and equipment and investments, for impairment and determines whether an event or change in facts and circumstances indicates that the carrying amount may not be recoverable under the standards established in FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Management believes that there has been no material impairment of long-lived existing assets and, accordingly, no loss has been recognized during the reporting period.

Advertising Costs - The cost of advertising is charged to expense as incurred. Advertising expense for the year ended December 31, 2005 and the period from November 3, 2004 to December 31, 2004 approximated $178,000 and $700, respectively.

Immigration Expenses - The cost of providing certain employees with work visas is expensed as incurred. Immigration expenses for the year ended December 31, 2005 amounted to approximately $367,000.

Income Taxes - The Company provides for deferred income taxes based on temporary differences between the financial statement amounts and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (see Note 2). During 2005, the Company has changed its tax reporting year to a calendar year basis.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

Note 2 - Income Taxes

The tax effects of principal temporary differences are shown in the following table at December 31:

	2005	2004
Deferred Tax Assets:
Accrued expenses	$535,502	$224,116
Allowance for doubtful accounts	29,932	32,720
Tax credit carryforwards	34,412	0
Accumulated depreciation	84,100	0
Net operating loss carryovers	2,560,884	3,342,260
	3,244,830	3,599,096
Less valuation allowance	0	(2,918,367)
	3,244,830	680,729
Deferred Tax Liabilities:
Cash vs. accrual basis reporting	0	(576,758)
Costs and estimated earnings in excess of billings (net)	(2,856)	0
Accumulated depreciation	0	(24,604)
	(2,856)	(601,362)
Net Deferred Tax Assets	$3,241,974	$79,367

During the year ended December 31, 2005, the Company’s profitability increased to a point where management felt that a valuation allowance against deferred tax assets was no longer necessary. Therefore, the Company has removed the entire valuation allowance, which resulted in an income tax benefit of approximately $2.9 million. This has caused the Company to record an income tax expense of 6.5% of pre-tax income.

Prior to 2001, the Company was permitted to report under the cash basis of accounting for income tax purposes. Consequently, certain revenues and related assets were recognized only when received rather than when earned, and certain costs and expenses were recognized only when paid rather than when the obligation was incurred.

Commencing in 2002, the cash basis of accounting was no longer available to the Company for income tax reporting. Tax regulations prohibit a company with average gross receipts greater than $5 million over a three-year period from using the cash basis of accounting. Consequently, the Company is required to utilize the accrual basis of accounting for income tax reporting purposes. In accordance with the tax regulations, the temporary difference between the cash and accrual methods of accounting as of June 30, 2002 is being recognized in taxable income ratably over a four-year period commencing with 2002. Deferred income taxes have been provided on this difference.

The provisions for income taxes consist of the following:

		Period from
		November 3,
	Year Ended	2004 through
	December 31	December 31
	2005	2004
Current tax:
Federal	$2,983,958	$0
State	745,990	0
	3,729,948	0
Deferred tax expense (benefit)	(3,162,608)	361,492
	$567,340	$361,492

At December 31, 2005, the Company has federal net operating loss carryforwards of approximately $6.5 million, which expire in 2024, and state net operating loss carryforwards of approximately $6.5 million, which expire in 2014.

Note 3 - Lease Commitments

The Company conducts its business from leased facilities under agreements expiring at various dates through 2006. The Company is required to pay normal maintenance and a portion of any real estate taxes. The rentals are reported under the operating method of accounting for leases. Total rent expense for the year ended December 31, 2005 and the period from November 3, 2004 to December 31, 2004 approximated $408,000 and $94,000, respectively.

A summary of the future minimum lease payments required under noncancellable lease agreements is as follows:

Years Ending December 31 2006	$55,264

Note 4 - Related Party Transactions

The Company is a wholly-owned subsidiary of Patni Computer Systems Inc. a Massachusetts-based corporation. The Company enters into transactions with both its parent company and its wholly-owned subsidiaries, Cymbal UK and Cymbal India. The Company also has a note payable to one of its whollyowned subsidiaries, which accrues interest at an annual rate of 4%. During the year ended December 31, 2005, the Company incurred approximately $60,000 of interest expense on this loan.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

A summary of purchases from related parties for the year ended December 31, 2005 and period from November 3, 2004 to December 31, 2004, are as follows:

		Period from
		November 3,
	Year Ended	2004 through
	December 31	December 31
	2005	2004
Subsidiary company purchased services	$11,143,907	$1,122,840
Parent company purchased services	$832,293	$0

A summary of revenues earned from related parties for the year ended December 31, 2005 and period from November 3, 2004 to December 31, 2004, are as follows:

Subsidiary company sales	$381,064	$73,673
Parent company sales	$79,162	$0

A summary of accounts receivable from related parties at December 31 is as follows:

	2005	2004
Accounts receivable from the parent company	$0	$1,200,169
Accounts receivable from subsidiaries	113,893	0
Advances receivable from subsidiaries	2,173,129	0
	$2,287,022	$1,200,169

A summary of amounts payable to related parties at December 31 is as follows:

	2005	2004
Trade accounts payable to subsidiaries	$4,308,789	$146,140
Loan payable to subsidiary:
Principal	$999,287	$2,089,088
Interest	323,335	183,434
	$1,322,622	$2,272,522
Accounts payable to parent company	$5,631,411	$10,968,029

At the time of the Company’s acquisition in 2004, the parent company paid certain of the Company’s liabilities totaling a net of $10,668,028 ($10,968,028 accounts payable netted with $300,000 of intangible assets). The Company had reported this amount as an obligation to the parent company. During 2005, the parent company waived the repayment of this amount and contributed it to capital.

Note 5 - Costs and Estimated Earnings on Uncompleted Contracts

The following is a summary of costs and estimated earnings on uncompleted contracts in comparison to related billings at December 31:

	2005	2004
Costs and estimated earnings on uncompleted contracts	$3,405,813	$120,592
Billings to date	(3,295,819)	(220,000)
Revenues deferred	(102,825)	0
Net	$7,169	$(99,408)

The above amounts are reflected in the accompanying balance sheets as follows:

	2005	2004
Costs and estimated earnings in excess of billings on uncompleted contracts	$109,994	$0
Billings in excess of costs and estimated earnings on uncompleted contracts	(102,825)	(99,408)
	$7,169	$(99,408)

The amount of revenue to be realized from work yet to be performed on uncompleted contracts at December 31, 2005 and 2004 approximates $750,000 and $750,000, respectively.

Note 6 - Financial Instruments and Concentrations of Credit Risk

The Company’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash and cash equivalents are placed with highquality financial institutions. Based on bank balances at December 31, 2005, approximately $3,845,000 of deposits were in excess of the federal insured limit.

The Company’s three largest customers accounted for approximately 36%, 24% and 9% of revenue for the year ended December 31, 2005. In addition, two of these customers accounted for 28% and 27%, respectively, of the accounts receivable balance at December 31, 2005.

The Company’s two largest customers accounted for approximately 43% and 21% of revenue for the period November 3, 2004 through December 31, 2004. In addition, these customers accounted for 24% and 11% of the accounts receivable balance at December 31, 2004.

PATNI TELECOM SOLUTIONS, INC.

(Formerly Cymbal Corporation)

The Company closely monitors the extension of credit to new and existing customers. The Company has not experienced significant losses relating to accounts receivable from an individual or group of customers, or from groups of customers in any one industry or geographic location.

Approximately 90% of the Company’s investments in nonpublic stock are in one entity.

In addition, the Company purchases a significant amount of its services from its wholly-owned subsidiaries (see Note 3). if the Company were to purchase these services from a third party, operating results could differ.

Note 7 - Supplemental Cash Flow Disclosure

The following summarizes required supplemental cash flow disclosures for the year ended December 31, 2005:

	2005	2004
Cash paid for income taxes	$2,553,710	$0
Noncash financing activities:
Obligation to parent company contributed to capital (Note 3)	$10,668,028	$0

Note 7 - Litigation

The Company is involved in various legal proceedings and claims that are being defended and handled in the ordinary course of business.

While the ultimate results of the matters described above cannot be determined, management does not expect that they will have a material adverse effect on the Company’s results of operations or financial position.

Note 8 - Consolidated Financial Information with All Subsidiaries

As discussed in Note 1, the accompanying financial statements of the Company are not consolidated with the Company’s whollyowned subsidiaries. The Company’s investments in its whollyowned subsidiaries is reported in the accompanying financial statements under the cost method. Accounting principles generally accepted in the United States of America require the consolidation of all wholly-owned subsidiaries in parent company financial statements. In a separate report, the Company has prepared and presented such consolidated financial statements.

The effects of this departure from generally accepted accounting principles on the accompanying financial statements are presented in the following pro-forma presentation as of and for the year ended December 31, 2005:

	Accompanying
	Unconsolidated	Proforma
Condensed Balance Sheet	Financial Statements	Adjustments	Consolidated

Cash	$3,368,610	$2,094,753	$5,463,363
Accounts receivable, trade, net of allowance for doubtful accounts	14,522,893	3,619,434	18,142,327
Accounts receivable, related parties	2,287,022	(2,266,478)	20,544
Other current assets	3,561,332	186,550	3,747,882
Total current assets	23,739,857	3,634,259	27,374,116
Property and equipment, net	258,876	3,181,586	3,440,462
Other noncurrent assets	1,514,753	(262,759)	1,251,994
Total noncurrent assets	1,773,629	2,918,827	4,692,456
	$25,513,486	$6,553,086	$32,066,572
Accounts payable, related parties	$5,631,411	$(4,153,435)	$1,477,976
Other accounts payable	4,982,322	1,835,475	6,817,797
Other current liabilities	1,886,229	1,339,704	3,225,933
Total current liabilities	12,499,962	(978,256)	11,521,706
Stockholder’s equity	13,013,524	7,531,342	20,544,866
	$25,513,486	$6,553,086	$32,066,572
Condensed Statement of Income
Revenues	$60,024,037	$8,885,884	$68,909,921
Cost of revenues	44,140,430	(1,106,535)	43,033,895
Gross profit	15,883,607	9,992,419	25,876,026
Other costs and expenses	7,195,947	4,501,716	11,697,663
Income before taxes	8,687,660	5,490,703	14,178,363
Income taxes	567,340	455,501	1,022,841
Net income	$8,120,320	$5,035,202	$13,155,522

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

Officers & Professional Advisers

The Board of	Company	Registered	Auditors
Directors	Secretary	Office

Mr N Gupta	Rahul Vijay	22 Upper Grosvenor Street	J M Handley Potts, FCA
(resigned 3 November 2004)		London	Chartered Accountant &
Mr S Singh		W1K 7PE	Registered Auditor
(resigned 3 November 2004)			90 London Street
Mr M Sattawala			Reading
(appointed 3 November 2004)			Berkshire RG1 4SJ
Mr S Namjoshi
(appointed 3 November 2004)

The Directors’ Report accounting period ended 31 December 2005

The directors have pleasure in presenting their report and the financial statements of the company for the accounting period ended 31st December 2005.

Principal Activities and business Review

The principal activity of the Company during the year was that of IT outsourcing.

On 3 November 2004 the Company’s immediate parent was acquired by Patni Computer Systems Inc., a company registered in the United States of America. The company changed its name to Patni Telecom Solutions (UK) Limited on 15th August 2005.

Results and Dividends

The trading results for the year and the company’s financial position at the end of the year are shown in the attached financial statements. The company’s profit before tax for the period amounted to £892,673 (2004: £411,014). The directors have not recommended a dividend.

Directors

The directors who served the company during the year were as follows:

Mr. N. Gupta – resigned 3 November 2004

Mr. S. Singh – resigned 3 November 2004

Mr. M. Sattawala – appointed 3 November 2004

Mr. S. Namjoshi – appointed 3 November 2004

The company is a wholly-owned subsidiary and the interests of the group directors are disclosed in the financial statements of the parent company.

Creditor Payment Policy and Practice

It is the company’s policy that payments to suppliers are made in accordance with those terms and conditions agreed between the company and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2005 the company had an average of 61 days’ (2004 – 60 days’) purchases outstanding in trade creditors.

Donations

During the period, the company made the following contributions:

	2005	2004
	£	£
Charitable	500	—

Directors’ Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company at the end of the year and of the profit or loss for the year then ended. In preparing those financial statements, the directors are required to:

select suitable accounting policies, and then apply them consistently;

make judgements and estimates that are reasonable and prudent;

state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act, 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to re-appoint J M Handley Potts, FCA as auditor for the ensuing year will be proposed at the Annual General Meeting in accordance with Section 385 of the Companies Act 1985.

Registered office:	Signed by order of the Directors
22 Upper Grosvenor Street
London	S. Namjoshi
W1K 7PE	Director

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

Independent Auditors’ Report accounting period ended 31st December 2005

To the shareholders

I have audited the financial statements on pages 192 to 196, which have been prepared under the historical cost convention and the accounting policies set out on page 193.

This report is made solely to the Company’s shareholders, as a body, in accordance with Section 235 of the Companies Act, 1985. My audit work has been undertaken so that I might state to the Company’s shareholders those matters I am required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, I do not accept or assume responsibility to anyone other than the Company and the Company’s shareholders as a body, for my audit work, for this report, or for the opinions I have formed.

Respective Responsibilities of Directors and Auditors

As described in the Statement of Directors’ Responsibilities the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards.

My responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

I report to you my opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act, 1985. I also report to you if, in my opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if I have not received all the information and explanations I require for my audit, or if information specified by law regarding directors’ remuneration and transactions with the company is not disclosed.

I read the Directors’ Report and consider the implications for my report if I become aware of any apparent misstatements within it.

Basis of Audit Opinion

I conducted my audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

I planned and performed my audit so as to obtain all the information and explanations which I considered necessary in order to provide me with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming my opinion I also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In my opinion the financial statements give a true and fair view of the state of the company’s affairs as at 31st December, 2005 and of its profit for the period then ended, and have been properly prepared in accordance with the Companies Act, 1985.

J M Handley Potts, FCA

Chartered Accountant & Registered Auditor

90 London Street

Reading

Berkshire

RG1 4SJ

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

Balance Sheet year ended 31st December 2005

		31st December, 2005		31st August, 2004
	Note	£	£	£	£
Fixed assets
Tangible assets	7		31,915		9,784
Current assets
Debtors	8	2,353,580		1,593,141
Cash at bank		517,399		36,353
		2,870,979		1,629,494
Creditors: Amounts falling due within one year	9	1,411,567		802,962
Net current assets			1,459,412		826,532
Total assets less current liabilities			1,491,327		836,316
Provision for liabilities and charges
Deferred tax	10		(9,574)		—
			1,481,753		836,316
Capital and reserves
Called-up equity share capital	12		1,000		1,000
Share premium account	13		68,715		68,715
Profit and loss account			1,412,038		766,601
Shareholders’ funds	14		1,481,753		836,316

These financial statements were approved by the Directors on the 07 March 2006 and are signed on their behalf by:

Mr. S. Namjoshi

The notes on pages 193 to 196 form part of these financial statements.

Profit and Loss Account accounting period ended 31st December, 2005

		Period ended	Year ended
	Note	31st December, 2005	31st August, 2004
		£	£
Turnover	2	6,040,417	2,770,725
Cost of sales		(4,074,526)	(1,593,244)
Gross profit/(loss)		1,965,891	1,177,481
Other income		43,471	—
Administrative expenses		(1,141,932)	(801,812)
Operating profit	3	867,430	375,669
Interest receivable		25,243	35,345
Profit on ordinary activities before taxation		892,673	411,014
Tax on profit on ordinary activities	6	(247,236)	(148,173)
Retained profit for the financial year		645,437	262,841
Balance brought forward		766,601	503,760
Balance carried forward		1,412,038	766,601

All of the activities of the Company are classed as continuing.

The Company has no recognised gains or losses other than the results for the period as set out above.

There were no acquisitions or discontinued operations in the period.

The notes on pages 193 to 196 form part of these financial statements.

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

1.             Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards.

Cash flow statement

The directors have taken advantage of the exemption in Financial Reporting Standard No. 1 (revised) from including a cash flow statement in the financial statements on the grounds that the company is wholly-owned and its parent publishes a consolidated cash flow statement.

Turnover

The turnover shown in the profit and loss account represents amounts invoiced during the year, exclusive of Value Added Tax.

Fixed assets

All fixed assets are initially recorded at cost.

Depreciation

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Plant & Machinery	• 33.3% straight line

Fixtures & Fittings	• 10% and 20% straight line

Deferred taxation

Deferred tax arises as a result of including items of income and expenditure in taxation computations in periods different from those in which they are included in the company’s accounts. Deferred tax is provided in full on timing differences which result in an obligation to pay more (or less) tax at a future date, at the average tax rates that are expected to apply when the timing differences reverse, based on current tax rates.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating profit.

Pension costs

The company operates a defined contribution scheme for the benefit of its employees. The costs of the contributions are written off against profit in the year in which they are payable.

2.             Turnover

The turnover and profit before tax are attributable to the one principal activity of the Company. An analysis of turnover is given below:

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
United Kingdom	6,040,417	2,713,138
Rest of the world	—	57,587
	6,040,417	2,770,725

3.             Operating Profit

Operating profit is stated after charging/(crediting):

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Directors’ emoluments	—	—
Depreciation of owned fixed assets	8,081	4,127
Loss/(profit) on sale of assets	—	—
Auditors’ remuneration
• as auditors	6,500	—
• other services	500	—
Net (profit)/loss on foreign currency translation	16,038	4,558

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

4.             Particulars of Employees

The average number of staff employed by the company during the financial year was:

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	No.	No.
Number of consultants	47	22
Number of management staff	8	5
	55	27

The aggregate payroll costs of the above were:

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Wages and salaries	2,611,522	1,146,414
Social security costs	269,062	161,545
Other pension costs	—	—
	2,880,584	1,307,959

5.             Directors’ Emoluments - if not small

The Directors’ aggregate emoluments in respect of qualifying services were:

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Emoluments receivable	—	—
	—	—

None of the Directors is accruing benefits under company pension schemes.

6.                                      Tax on Profit on Ordinary Activities

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Current tax:
Corporation tax for the year at 30% (2003-30%)	237,662	122,771
Under/(over) provision in prior years	—	25,402
Total current tax	237,662	148,173

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Deferred tax:
Increase in deferred tax provision	9,574	—
Total deferred tax	9,574	—
Tax on profit on ordinary activities	247,236	148,173

Factors affecting current tax charge

The tax assessed on the profit on ordinary activities for the year is higher than the standard rate of corporation tax in the UK of 30%.

	Period	Year
	ended	ended
	31 Dec. 05	31 Aug. 04
	£	£
Profit on ordinary activities before taxation	892,673	411,014
Profit on ordinary activities by rate of tax	267,802	123,304
Expenditure not deductible for tax purposes	461	1,030
Non-taxable income	(30,436)	—
Depreciation in excess of capital allowances	(165)	723
Marginal relief	—	(2,286)
Prior year adjustments	—	25,402
Total current tax	237,662	128,365

7.             Tangible Fixed Assets

	Plant &	Fixtures &
	Machinery	Fittings	Total
	£	£	£
Cost
At 1st September, 2004	14,072	2,186	16,258
Additions	26,176	11,485	37,661
Disposals	(5,520)	(2,100)	(7,620)
At 31st December, 2005	34,728	11,571	46,299

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

	Plant &	Fixtures &
	Machinery	Fittings	Total
	£	£	£
Depreciation
At 1st September, 2004	6,040	434	6,474
Charge for the year	6,004	2,077	8,081
Relating to disposals	—	(171)	(10,886)
At 31st December, 2005	12,044	2,340	14,384
Net Book Value
At 31st December, 2005	22,684	9,231	31,915
At 1st September, 2004	8,032	1,752	9,784

8.             Debtors

	31 Dec.	31 Aug.
	2005	2004
	£	£
Trade debtors	1,547,187	514,415
Amount due from group undertakings	213,113	1,044,582
Other debtors	17,397	22,752
Prepayments and accrued income	575,883	11,392
	2,353,580	1,593,141

9.             Creditors: Amounts falling due within one year

	31 Dec.	31 Aug.
	2005	2004
	£	£
Trade creditors	151,394	13,351
Amounts owed to group undertakings	—	342,307
Other creditors including taxation and social security:
Corporation tax	260,639	156,771
PAYE and social security	86,500	47,002
VAT	283,454	61,652
Other creditors	111,368	44,402
Accruals and deferred income	518,210	137,477
	1,411,567	802,962

10.          Deferred Taxation

	31 Dec.	31 Aug.
	2005	2004
	£	£
Provision brought forward	—	—
Profit & loss account movement in the year	9,574	—
Under/(over) provision in prior years	—	—
	9,574	—

The provision for deferred taxation consists of the tax effect of timing differences in respect of:

	31 Dec.	31 Aug.
	2005	2004
	£	£
Excess of capital allowances over depreciation	(325)	—
Other timing differences	9,899	—
	9,574	—

11.          Related Party Transactions

The company was under the control of Patni Telecom Solutions Inc., throughout the current and previous year.

During the period the parent company charged fees to the company for the provision of sub-contract labour of £115,464 and a management fee of £120,933. The company charged interest of £25,243 on a loan to its parent company. The ultimate parent company charged fees to the company for the provision of sub-contract labour of £636,431.

12.          Share Capital

Authorised share capital:

	31 Dec.	31 Aug.
	2005	2004
	£	£
1,000 Ordinary shares of £1 each	1,000	1,000

PATNI TELECOM SOLUTIONS (UK) LIMITED

(Formerly Cymbal Corporation Limited)

Allotted, called up and fully paid:

	31 Dec. 2005		31 Aug. 2004
	No.	£	No.	£
Ordinary shares of £1 each	1,000	1,000	1,000	1,000

13.                               Share Premium Account

	31 Dec.	31 Aug.
	2005	2004
	£	£
Balance brought forward	68,715	68,715
Balance carried forward	68,715	68,715

14.          Reconciliation of Movements in Funds

	31 Dec.	31 Aug.
	2005	2004
	£	£
Profit/(loss) for the financial year	645,437	262,841
Opening shareholders’ equity funds	836,316	573,475
Closing equity funds	1,481,753	836,316

15.          Ultimate Parent Company

The Company’s immediate parent undertaking at 31 December, 2005 was Patni Telecom Solutions Inc., a company registered in the United States of America. Copies of its group accounts are available from 1521, California Circle, Milpitas, CA 94538, USA. On 3rd November, 2004 Cymbal Corporation was acquired by Patni Computer Systems Inc., a Company registered in the United States of America. The ultimate parent company of Patni Computer Systems Inc. is Patni Computer Systems Limited, a company registered in India. Copies of its group accounts are available from Akruti, MIDC Cross Road No. 21, Andheri (E), Mumbai - 400 093, India.

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Directors’ Report     year ended 31st December, 2005

To

The Members

Patni Telecom Solutions Pvt. Ltd.

Your Directors have pleasure to present their report together with audited statements of accounts for the year ended 31st December 2005.

Performance

Performance of your Company during the year ended 31st December, 2005 showed significant improvement over the previous year. During the year under review, your Company has performed well – Sales was Rs 5,405.83 lakhs and the company has posted a net profit after tax of Rs 1,725.22 lakhs.

Your Directors are confident that the various initiatives undertaken by the company will help to sustain the growth in the revenues and profitability in the foreseeable future.

Change in the Name

The Company is a wholly owned subsidiary of Cymbal Corporation, USA, which has been acquired in November 2004 by Patni Computer Systems, Inc., a wholly owned subsidiary of Patni Computer Systems Limited. To align its name with that of the holding company, the Company’s name has been changed from Cymbal Information Services Pvt. Ltd. to Patni Telecom Solutions Pvt. Ltd.

Deposits

Your Company has neither invited nor accepted any deposits from the public during the period under review.

Subsidiaries

Cymbal Information Services (Thailand) Ltd.

As the projects relating to Thailand operations have come to a close, your Company has choosen to wind up of the subsidiary and accordingly made an application to the statutory authorities in Thailand. Their approval is awaited.

Secretarial Compliance Certificate

Secretarial Compliance Certificate by practicing Company Secretary for the year was placed before the Board, and the same was taken on record.

Conservation of Energy

Your Company consumes electricity only for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the company, your company has taken effective steps at every stage to reduce consumption of electricity.

Technology Absorption

Not Applicable

Directors’ Responsibility Statement

Pursuant to Section 217 (2AA) of the Companies (Amendment) Act, 2000 the Directors confirm that in the preparation of the annual accounts, the accounting standards issued by the Institute of Chartered Accountants of India and requirements of the Companies Act, 1956, have been followed; appropriate accounting policies have been selected and applied consistently. The Company has made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st December, 2005 and the profit of the company for the year ending on December 31, 2005. Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and the annual reports have been prepared on a going concern basis.

Acknowledgements

The Board of Directors place on record their appreciation for contribution made by the employees of the company at all levels in the progress of the company and all consultants, customers, vendors, banks, service providers and governmental and statutory authorities for their continued support during the year under review.

On behalf of the Board

	Satish Joshi	Vijay Khare
	Director	Director
Dated : 30 January 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Auditors’ Report

To the Members of Patni Telecom Solutions Private Limited (formerly known as Cymbal Information Services Private Limited)

1                                          We have audited the attached balance sheet of Patni Telecom Solutions Private Limited (“the Company”) (formerly known as Cymbal Information Services Private Limited) as at 31 December 2005 and the profit and loss account of the Company for the year ended on that date, annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2                                          We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3                                          As required by the Companies (Auditor’s Report) Order, 2003 (“the Order”) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4                                          Further to our comments in the Annexure referred to above, we report that:

(i)                                     we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii)                                  in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books;

(iii)                               the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

(iv)                              in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(v)                                 on the basis of written representations received from the directors, as on 31 December 2005, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31 December 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(vi)                              in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a.                                       in the case of the balance sheet, of the state of affairs of the Company as at 31 December 2005;

b.                                      in the case of the profit and loss account, of the profit for the year ended on that date; and

c.                                       in the case of cash flow statement, of the cash flows for the year ended on that date.

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Zubin Shekary

Partner

Membership No: 48814

Hyderabad

January 30, 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Annexure to the Auditors’ Report

Referred to in paragraph 3 of our report of even date to the members of Patni Telecom Solutions Private Limited (formerly known as

Cymbal Information Services Private Limited) :

1.                                       The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

2.                                       The Company has physically verified all its fixed assets during the year. No material discrepancies were noticed on such verification.

3.                                       The Company has not disposed off any of its fixed assets during the year.

4.                                       The Company is a service company, primarily rendering software development and related support services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

5.                                       According to the information and explanations given to us, we are of the opinion that there are no companies, firms or other parties covered in the register required under Section 301 of the Companies Act, 1956. Accordingly paragraph 4(iii), 4(v) and 4(viii) of the Order are not applicable.

6.                                       In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of fixed assets and with regard to the sale of services. The activities of the Company do not involve purchase of inventory and sale of goods. We have not observed any major weakness in the internal control system during the course of our audit.

7.                                       The Company has not accepted any deposits from the public.

8.                                       The Company does not have an internal audit system.

9.                                       The Central Government has not prescribed the maintenance of cost records under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956, in respect of any of the services rendered by the Company.

10.                                 According to the information and explanations given to us and on the basis of our examination of the records of the Company, the Company has been generally regular in depositing amounts deducted/accrued in the books of account with the statutory authorities in respect of undisputed statutory dues including provident fund, profession tax, customs duty and other material statutory dues during the year. The Company has not been regular in depositing amounts deducted/accrued in the books of account with the appropriate authorities, in respect of undisputed income-tax. As explained to us, the provisions of employee state insurance, wealth tax, excise duty, service tax, sales tax, cess and investor education and protection fund are not applicable to the Company.

11.                                 According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income-tax, profession tax, customs duty and other statutory dues were in arrears as at 31 December 2005 for a period of more than six months from the date they became payable. As informed to us, the provisions of employee state insurance, wealth tax, excise duty, service tax, sales tax, cess and investor education and protection fund are not applicable to the Company.

12.                                 According to the information and explanations given to us, there are no amounts of income-tax and customs duty which have not been deposited with the appropriate authorities on account of any dispute. As informed to us, the provisions of service tax, wealth tax, excise duty, sales tax and cess are not applicable to the Company.

13.                                 The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial period.

14.                                 The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

15.                                 The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

16.                                 In our opinion, and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

17.                                 According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments.

18.                                 According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

19.                                 The Company did not have any term loans outstanding during the year.

20                                    According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.

21.                                 As stated in paragraph 5 above, there are no companies/firms/parties covered in the register required to be maintained under Section 301 of the Companies Act, 1956.

22.                                 The Company did not have any outstanding debentures during the year.

23.                                 The Company has not raised any money by public issues.

24.                                 According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Zubin Shekary

Partner

Membership No: 48814

Hyderabad

January 30, 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Balance Sheet as at 31 December 2005

(All amount in Indian rupees, except share data)

	Schedule	December 31, 2005	December 31, 2004

SOURCES OF FUNDS
Shareholders’ funds
Share capital	2	4,198,230	4,198,230
Reserves and surplus	3	223,860,993	51,338,766
		228,059,223	55,536,996
APPLICATION OF FUNDS
Fixed assets	4
Gross block		188,891,476	48,247,274
Less: Accumulated depreciation		(48,879,551)	(22,730,478)
Net block		140,011,925	25,516,796
Capital work-in-progress (including capital advances)		899,625	—
		140,911,550	25,516,796
Investments	5	—	3,001,322
Current assets, loans and advances
Sundry debtors	6	94,420,422	36,543,563
Cash and bank balances	7	55,333,846	11,124,263
Loans and advances	8	21,363,814	13,870,948
		171,118,082	61,538,774
Less: Current liabilities and provisions
Current liabilities	9	74,426,609	34,063,883
Provisions	10	9,543,800	456,013
		83,970,409	34,519,896
Net current assets		87,147,673	27,018,878
		228,059,223	55,536,996
Significant accounting policies	1
Notes to the accounts	14

The accompanying schedules form an integral part of this Balance Sheet
As per attached report of even date.
For BSR & Co.	For Patni Telecom Solutions Private Limited
(formerly Bharat S Raut & Co.)
Chartered Accountants

	Satish Joshi	Vijay Khare
	Director	Director

Zubin Shekary
Partner
Membership No.: 48814

Hyderabad
January 30, 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Profit and Loss Account for the year ended 31 December 2005

(All amount in Indian rupees, except share data)

		Year ended	Six months ended
	Schedule	31 December 2005	31 December 2004
Income
Income from software development services		540,582,960	94,289,770
Other income	11	1,676,050	11,027
		542,259,010	94,300,797
Expenditure
Personnel costs	12	201,893,488	51,900,533
Operating and other expenses	13	133,675,506	39,070,393
Provision for diminution in value of investment		3,658,646	—
Depreciation	4
• charge for the year		26,149,073	4,880,045
• Less: transfer from revaluation reserve		—	(1,809,427)
• Less: prior period reversal		(1,007,941)	—
		364,368,772	94,041,544
Prior period items	14(1)	1,937,098	—
Profit before tax		175,953,140	259,253
Provision for tax
• Current tax and deferred tax		1,802,800	—
• Fringe benefit tax		1,628,113	—
Profit after tax		172,522,227	259,253
Balance in profit and loss account brought forward		51,338,766	51,079,513
Balance in profit and loss account carried forward		223,860,993	51,338,766
Earnings per equity share Rs.10 each	14(4)
Basic and diluted		410.94	0.62
Significant accounting policies	1
Notes to the accounts	14

The accompanying schedules form an integral part of this Profit and Loss Account
As per attached report of even date.
For BSR & Co.	For Patni Telecom Solutions Private Limited
(formerly Bharat S Raut & Co.)
Chartered Accountants

	Satish Joshi	Vijay Khare
	Director	Director

Zubin Shekary
Partner
Membership No.: 48814

Hyderabad
January 30, 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Cash Flows Statement for the year ended 31 December 2005

(All amount in Indian rupees, except share data)

	Year Ended	Six Months Ended
	December 31, 2005	31 December 2004
Cash flows from operating activities
Net profit before tax	175,953,140	259,253
Adjustments:
Depreciation	26,149,073	3,070,617
Interest income	(373,539)	(11,027)
Provision for doubtful advances	784,638	—
Provision for diminution in value of investment	3,658,646	—
Provision for doubtful debts	695,930	—
Unrealised foreign exchange gain	(6,321,795)	—
Operating cash flows before working capital changes	200,546,093	3,318,843
(Increase)/decrease in sundry debtors	(52,577,776)	10,150,593
(Increase)/decrease in other current assets	(8,215,292)	(5,363,842)
Increase/(decrease) in current liabilities and provisions	46,362,731	25,372,243
Cash generated from operations	186,115,756	33,477,837
Income taxes paid	(1,090,325)	(1,130,611)
Net cash provided by operating activities	185,025,431	32,347,226
Cash flows from investing activities
Purchase of fixed assets	(140,532,063)	(26,804,873)
Purchase of investments	(657,324)	-
Interest received	373,539	11,027
Net cash used in investing activities	(140,815,848)	(26,793,846)
Cash flows from financing activities
Proceeds from issuance of share capital	—	—
Net cash provided by financing activities	—	—
Net increase / (decrease) in cash and cash equivalents	44,209,583	5,553,380
Cash and cash equivalents at the beginning of the year / period	11,124,263	5,570,883
Cash and cash equivalents at the end of the year / period	55,333,846	11,124,263

Notes:

	31 December 2005	31 December 2004
1. Cash and Bank balances comprise of:
Cash in hand	52,495	135,089
Balances with banks
Current accounts	16,616,423	7,801,780
Deposit accounts	1,405,000	1,230,000
Export earners foreign currency account	37,259,928	1,957,394
	55,333,846	11,124,263

2. Previous period’s figures have been regrouped / reclassified wherever necessary, to conform to current year’s classification.
As per our report attached
For BSR & Co.	For Patni Telecom Solutions Private Limited
(formerly Bharat S Raut & Co.)
Chartered Accountants	Satish Joshi	Vijay Khare
	Director	Director

Zubin Shekary
Partner
Membership No.: 48814

Hyderabad
January 30, 2006

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Schedules to the Accounts

Background

Patni Telecom Solutions Private Limited (“the Company”), formerly Cymbal Information Services Private Limited was incorporated on 5 May 1999. In November 2004, Patni Computer Systems India Limited acquired the Company and its parent company, Patni Telecom Solutions Inc., USA (formerly Cymbal Inc., USA) consequent to which the Company changed its name to Patni Telecom Solutions Private Limited. The Company is engaged in software development and related support services for its parent company and a fellow subsidiary.

Schedule 1: Significant accounting policies

1.             Basis of preparation of financial statements

The financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the Generally Accepted Accounting Principles in India (‘Indian GAAP’) and comply with the mandatory Accounting Standards (‘AS’) issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable and the relevant provisions of the Companies Act, 1956, to the extent applicable. The financial statements are presented in Indian Rupees rounded off to the nearest rupee.

2.             Use of estimates

The preparation of financial statements in conformity with Indian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenue and expenses for the year. Actual results could differ from those estimates. Any revision to accounting estimates is recognized prospectively in current and future periods.

3.             Fixed assets and depreciation

Fixed assets are carried at cost less accumulated depreciation. The cost of fixed assets comprises the purchase price (net of rebates and discounts) and any other directly attributable costs of bringing the assets to their working condition for their intended use. Borrowing costs directly attributable to acquisition of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets acquired but not ready for their intended use before such date are disclosed as capital work-in-progress.

Depreciation is provided using the straight line method (SLM) based on the estimated useful lives of the assets as estimated by the management. For additions and disposals, depreciation is provided on a pro-rata basis for the period of use. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Managements estimate of the useful lives of assets are given below:

Estimated
Asset category	useful life

Computers (including software)	3 years
Office Equipment	5 years
Furniture and fixtures	8 years
Electrical installation	8 years
Air conditioners	5 years
Vehicles	5 years

Depreciation on leasehold improvements is provided over the shorter of the estimated useful life of the leasehold improvement or the primary period of lease.

4.             Retirement benefits

Gratuity and leave encashment, which are defined benefits, are accrued based on actuarial valuations at the balance sheet date, carried out by an independent actuary.

Contributions payable to the recognised provident fund, which is a defined contribution scheme, are charged to the profit and loss account.

5.             Revenue recognition

Revenue from software development and related support services is recognized as per the terms of the contract with the customers as the related services are performed.

6.             Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the date of the respective transactions. Exchange difference arising on foreign exchange transactions settled during the year are recognised in the profit and loss account, except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date, are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

7.             Investments

Long-term investments are stated at cost, less any other-than-temporary diminishment in value, determined separately for each individual investment.

8.             Income tax

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rate is recognised in the period that includes the enactment date. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and are written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

9.             Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

10.          Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation that the likelihood of outflow of resources is remote, no provision or disclosure is made.

11.          Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account.

If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum depreciated historical cost.

(All amount in Indian rupees, except share data)

2.             Share capital

	31 December	31 December
	2005	2004
Authorized 1,000,000 (previous period: 1,000,000) equity shares of Rs 10 each	10,000,000	10,000,000
Issued, subscribed and paid-up 419,823 (previous period: 419,823) equity shares of Rs 10 each, fully paid-up	4,198,230	4,198,230
	4,198,230	4,198,230

Of the above, 419,821 (previous period: 419,821) equity shares are held by Patni Telecom Solutions Inc., USA, the holding company and 2 (previous period: 2) equity shares are held by Web Space Consulting Inc.

3.             Reserves and surplus

	31 December	31 December
	2005	2004
Surplus in profit and loss account
Opening balance	51,338,766	51,079,513
Additions during the year/period	172,522,227	259,253
	223,860,993	51,338,766

4.             Fixed assets

	Gross Block				Accumulated Depreciation				Net Blcok
	As at			As at	As at			As at	As at	As at
Particulars	1 January 2005	Additions	Deletions	31 December 2005	1 January 2005	For the year	Deletions	31 December 2005	31 December 2005	31 December 2004
Computers (including software)	27,274,014	48,450,969	—	75,724,983	5,053,155	17,866,116	—	22,919,271	52,805,712	22,220,859

Office equipment	5,432,611	5,454,720	—	10,887,331	2,452,320	1,306,652	—	3,758,972	7,128,359	2,980,291

Furniture and fixtures	4,146,632	18,978,655	—	23,125,287	4,146,632	1,359,163	—	5,505,795	17,619,492	—

Leasehold improvements	11,394,017	42,676,018	—	54,070,035	11,078,371	2,882,025	—	13,960,396	40,109,639	315,646

Electrical installations	—	18,536,794	—	18,536,794	—	1,267,549	—	1,267,549	17,269,245	—

Air conditioners	—	5,697,079	—	5,697,079	—	617,601	—	617,601	5,079,478	—

Vehicles	—	849,967	—	849,967	—	849,967	—	849,967	—	—

Total	48,247,274	140,644,202	—	188,891,476	22,730,478	26,149,073	—	48,879,551	140,011,925	25,516,796

Previous period	41,555,351	27,200,038	20,508,115	48,247,274	28,406,043	4,880,045	10,555,611	22,730,478	25,516,796

5.             Investments

	31 December	31 December
	2005	2004
Long-term investments
Unquoted 1,070,000 (previous period: 1,070,000) equity shares of Cymbal Information Services (Thailand) Co. Ltd. of BTH 10 each (partly paid-up)	3,658,646	3,001,322
Less: Provision for, other than temporary, diminution in value of long term Investment	3,658,646	—
	—	3,001,322

6.             Sundry debtors

	31 December	31 December
	2005	2004

(Unsecured) Debts outstanding for a period exceeding six months
Considered good	—	—
Considered doubtful	695,930	—
Other debts (considered good)*	94,420,422	36,543,563
Less: Provision for doubtful debts	695,930	—
	94,420,422	36,543,563

*Represents amount due from Patni Telecom Solutions Inc., USA Rs. 91,089,555 (Previous period: Rs Nil), the holding company and Patni Telecom Solutions, UK, Rs. 2,382,378 (previous period: Rs. 33,489,623), a company under the same management.

7.             Cash and bank balances

	31 December	31 December
	2005	2004
Cash on hand	52,495	135,089
Balances with scheduled banks on current accounts	16,616,423	7,801,780
on deposit accounts	1,405,000	1,230,000
on export earners foreign currency account	37,259,928	1,957,394
	55,333,846	11,124,263

Balances in deposit accounts includes an amount of Rs. 1,405,000 (previous period: Rs. 1,230,000) given as margin money against bank guarantees to Customs and Central Excise authorities.

8.             Loans and advances

(Unsecured)

	31 December	31 December
	2005	2004
Advances recoverable in cash or in kind or for value to be received
Considered good	4,711,995	6,361,178
Considered doubtful	800,262	—
Deposits	15,226,451	6,867,097
Others	1,409,744	642,673
Less: Provision for doubtful advances	784,638	—
	21,363,814	13,870,948

9.             Current liabilities

	31 December 31	December
	2005	2004
Sundry creditors Due to small scale industrial undertakings	—	—
Others	3,229,954	209,960
Amount payable to Patni Computer Systems India Limited	44,470,248	494,312
Amount payable to Patni Telecom Solutions Inc., USA	—	18,123,453
Amount payable to Patni Telecom Solutions, UK	5,086,172	—
Other current liabilities	21,640,235	15,236,158
	74,426,609	34,063,883

10.          Provisions

	31 December 31	December
	2005	2004
Provision for income-tax [net of advance tax Rs Nil (previous period: Rs Nil)]	1,802,800	—
Provision for fringe benefit tax [net of advance tax Rs 1,028,113 (Previous period: Rs Nil)]	600,000	—
Provision for gratuity	2,848,000	456,013
Provision for leave encashment	4,293,000	—
	9,543,800	456,013
Movement of provisions during the period: Gratuity
Balance at the beginning of the year	456,013	—
Add: Provision made during the year	2,391,987	456,013
Less: Amount paid/ adjusted during the year	—	—
Balance at the end of the year	2,848,000	456,013

	31 December	31 December
	2005	2004
Leave encashment
Balance at the beginning of the year	—	—
Add: Provision made during the year	4,293,000	—
Less: Amount paid/ adjusted during the year	—	—
Balance at the end of the year	4,293,000	—

11.          Other income

	Year	Six Months
	ended	ended
	31 December	31 December
	2005	2004
Interest income on deposits [Tax deducted at source Rs 62,212 (previous period: Rs 1,817)]	373,539	11,027
Foreign exchange gain, net	1,302,511	—
	1,676,050	11,027

12.          Personnel costs

	Year	Six Months
	ended	ended
	31 December	31 December
	2005	2004

Salaries, wages and bonus	184,352,364	49,855,162
Contribution to provident and other funds	7,822,718	1,753,102
Gratuity and leave encashment costs	7,447,614	—
Recruitment	1,150,739	215,977
Staff welfare expenses	1,120,053	76,292
	201,893,488	51,900,533

13.          Operating and other expenses

	Year	Six Months
	ended	ended
	31 December	31 December
	2005	2004
Traveling and conveyance	63,783,209	19,530,643
Rent	25,645,618	7,089,233
Communication	11,677,140	4,762,480
Professional and consulting charges	9,325,745	411,589
Office maintenance	7,883,089	2,689,184
Power and fuel	5,353,022	1,057,856
Insurance	1,407,974	544,592
Canteen	1,275,139	—
Printing and stationery	1,150,618	385,060
Provision for doubtful advances	800,262	—
Provision for doubtful debts	680,306	—
Clearing and forwarding	519,339	318,109
Auditors’ remuneration
- audit fees	400,000	58,200
- taxation matters	—	529,800
- out of pocket expenses	25,000	—
Rates and taxes	343,486	330,500
Bank charges	239,558	152,127
Miscellaneous expenses	3,166,001	1,211,020
	133,675,506	39,070,393

PATNI TELECOM SOLUTIONS PRIVATE LIMITED

(Formerly Cymbal Information Services Private Limited)

Notes to the Accounts

Schedule 14. Notes to the Accounts

1.             Prior period items

Prior period items consist of:

Particulars	Note
Depreciation charge on account of non capitalization of fixed assets now reversed.	(a)	1,007,941
Foreign exchange loss on closing balance of bank, sundry debtors and sundry creditors not reinstated at closing rates now reversed.	(b)	929,157
Total		1,937,098

a)             Fixed assets and current liabilities

During the year ended 31 December 2004, the Company omitted to capitalize certain costs aggregating Rs 11,962,372 pertaining to software licenses purchased. Accordingly, the fixed assets and current liabilities as at 31 December 2004 are understated to that extent. These software licenses have been capitalized in the current year.

The impact of the above non-capitalization on the depreciation charge on the current year has been reversed and disclosed.

b)             Foreign exchange loss

The Company, at the previous balance sheet date, did not restate its foreign currency receivables, payables and bank balances. This has resulted in the current year gain being understated by Rs 929,157. Accordingly the foreign exchange loss not recognized in the prior period has been reversed and disclosed.

c)             Leave encashment

Till 31 December 2004, though the Company had a leave encashment policy, no provision for leave encashment liability was created. However, the Company has, at 31 December 2005, actuarially valued its cumulative leave encashment liability. The entire cumulative liability has been taken as a charge in the current year profit and loss account resulting in an incremental charge to the current year profit. However, in the absence of information, we are unable to quantify the impact on the current year’s profit.

2.             Change in accounting policy

During the current year, the Company has changed its accounting policy of accruing liability towards gratuity, a defined benefit, from an actual liability basis to an actuarial valuation basis. This has lead to an incremental charge to the current year profit and loss account. However, in the absence of information, we are unable to quantify the impact of the change on the current year’s profit.

3.             Capital commitments and contingent liabilities

	31 December	31 December
	2005	2004
(i) Bank guarantees outstanding	1,405,000	1,230,000
(ii) Estimated amount of contracts remaining to be executed on capital account and not provided for	16,135,920	—

4.             Earnings per share (EPS)

The computation of earnings per share is set out below:

	Year ended	Period ended
	31 December	31 December
	2005	2004
Earnings
Profit after tax attributable to equity shareholders	172,522,227	259,254
Shares
Weighted average number of equity shares outstanding during the year	419,823	419,823
Basic and diluted EPS — Par value of 10	410.94	0.62

5.             Related parties

A.            Parties where control exists

S. No.	Name of the party	Relationship
1.	Patni Telecom Solutions Inc., USA	Holding Company
2.	Patni Computer Systems India Limited	Ultimate Holding Company

B.            Other related parties with whom transactions have taken place during the year:

S. No.	Name of the party	Relationship
1.	Patni Telecom Solutions, UK	Fellow Subsidiary

C.            Particulars of related party transactions

i.              Following is a summary of related party transactions:

		Year ended	Six Month ended
		31 December	31 December
		2005	2004
	Income from software development services from:
	• Holding company	483,673,343	82,957,106
	• Fellow subsidiary	53,431,043	4,640,139
	Amount paid/payable to
	ultimate holding company for

	• Reimbursement of capital expenses incurred	43,620,948	NIL
	• Expenses	78,872,860	494,312

ii.	The Company has the following amounts due to / from related parties:
	Due from holding company (included in sundry debtors)	91,089,556	NIL
	Due from ultimate holding company (included in sundry debtors)	948,488	NIL
	Due from fellow subsidiary – Patni Telecom Solutions UK (included in sundry debtors)	2,382,378	33,489,623
	Due to holding company (included in current liabilities)	NIL	18,123,453
	Due to fellow subsidiary - Patni Telecom Solutions
	UK (included in current liabilities)	5,086,172	NIL

D.            Key Managerial personnel with whom transactions have taken place during the year

S. No.	Name of the party	Relationship
1.	None	—

6.             Segment information

The Company is in the business of software development and related support services to various overseas entities of the Patni group. The Company does not make any distinction among various Patni group entities serviced and accordingly there is only one business and geographical segment. Pursuant to the Accounting Standard Interpretation Number 20 (revised), Disclosure of Segment Information issued by the ICAI, no segment disclosure has been made in the financial statements as the Company has only one geographical and business segment.

7.             Quantitative details

The Company is engaged in the business of software development and related support services. The activities of the Company are not capable of being expressed in any generic unit. Hence, it is not possible to give the quantitative details of such sale and the information required under paragraphs 3, 4C and 4D of Part II of Schedule VI of the Companies Act, 1956.

8.             Value of imports on CIF basis

	Year	Six Month
	ended	ended
	31 December	31 December
	2005	2004
Capital goods	15,522,074	7,061,430

9.             Expenditure in foreign currency

	Year	Six Month
	ended	ended
	31 December	31 December
	2005	2004
Travel expenses	1,050,755	7,472,339
Others	1,970,053	NIL

10.          Earnings in foreign currency

	Year	Six Month
	ended	ended
	31 December	31 December
	2005	2004
Income from software development	540,582,960	94,289,770

11.          Amounts outstanding to small scale industrial undertakings

An amount of Rs NIL is outstanding to small scale industrial undertaking as at 31 December 2005 (previous period: Rs 209,960).

12.          Leases

The Company leases office facilities under cancellable as well as non-cancellable operating lease agreements. Total rental expense under cancellable operating leases was Rs 16,082,214 (previous period: Rs 5,100,935) and under noncancellable portion was Rs 9,563,404 (previous period: Rs 1,988,298), which has been included in rent.

The total of future minimum lease payments (MLP) under non-cancellable operating leases are as follows:

Total MLP outstanding
Particulars	as on 31 December 2005
Due within one year	20,679,243
Due later than one year and not later than five years	4,700,260
Due after 5 years	—
Total	25,379,503

13.          Change in financial year

During the previous period the Company changed its financial year from 30 June to 31 December and accordingly the previous period’s figures are for a period of six months ended 31 December 2004 as against the current period's figures, which are for the year ended 31 December 2005.

14.          Previous year figures

Previous period’s figures have been regrouped/reclassified wherever necessary, to conform to current year's classification.

for Patni Telecom Solutions Private Limited

Satish Joshi	Vijay Khare

Director	Director

PATNI COMPUTER SYSTEMS LIMITED

Risk Management

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s businesses.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

BUSINESS RISKS

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

We derive a significant proportion of our revenues from insurance, manufacturing and financial services verticals. A breakdown of the industries is as follows:

	2003	2004	2005

Insurance	33.2%	32.8%	27.7%
Manufacturing	34.0%	28.3%	21.9%
Financial Services	18.6%	19.2%	16.0%
Telecom	0.1%	2.6%	15.3%
Others	14.1%	17.1%	19.1%
	100.0%	100.0%	100.0%

Since the acquisition of Cymbal Corporation in November 2004, the Company has significantly expanded operations in its telecommunications practice. The level of vertical diversification in its business has increased further with revenues from the telecom business. Other industry practices, including energy and utilities, retail and hospitality, contributed 6.5 per cent of the revenues in 2005. The Company’s technology practices – the ISV practice and the product engineering practice contributed 5.0 per cent and 7.5 per cent of the revenues respectively in 2005.

The Company has demonstrated strong domain knowledge, a large scalable operation and a full services capability from multiple service lines including application development and maintenance, enterprise application systems, infrastructure management services, product engineering services and business process outsourcing. The Company endeavors to enhance its portfolio of industry segments and service offerings.

Client Concentration

A significant proportion of the Company’s revenues are derived from a small number of customers, of which GE is the largest. While maintaining a strong relationship with GE, the Company has made continuous efforts to obtain larger business from other customers. In 2005, GE revenues remained at close to the previous year’s levels, while the revenues from all our other clients grew by 57.3 per cent. Revenues from clients outside the top 10 grew by 80.7 per cent in 2005 as compared to 2004. Thereby, the share of business from GE reduced from 41.2 per cent in 2003 to 31.7 per cent in 2004 to 22.1 per cent in 2005.

Country Concentration

Patni primarily derives its revenues from the U.S. With any slowdown in the recent trend of economic recovery in the U.S., technology spending by clients maybe reduced or postponed. This may negatively impact the Company’s business by lowering the demand for its services. The Company therefore continues to focus on market expansion in Europe, Japan, Asia-Pacific excluding Japan and other regions. To achieve this, the Company has enhanced its sales teams and opened new offices in many of the mentioned regions. Our U.S. based revenues grew by 33.2 per cent whereas revenues from other regions grew by 71.2 per cent in 2005.

The following is the geography-wise break-up of revenues:

	2003	2004	2005

U.S.	88.8%	87.8%	84.8%
Europe	7.2%	7.9%	9.1%
Japan	2.9%	3.3%	4.3%
Asia-Pacific excluding Japan	0.7%	0.6%	0.7%
Rest of the World	0.4%	0.4%	1.1%

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, other countries such as China and Philippines and intermediaries. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence.

Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions. The Product and Technology Initiatives (PTI) group and the Delivery Innovation group have been established to provide the Company with opportunities to sharpen its solution and technology edge. The PTI group is focused on applied research and development initiatives. It is also responsible for identifying new opportunities and developing solutions to address these opportunities. The group regularly tracks new technologies and market trends to identify such offerings. These offerings can be targeted solutions or intellectual property that can be leveraged by existing service offerings to deliver superior solutions. Focus group set up in PTI act as “Seeds for Centers of Excellence” in a particular technology or market, through these initiatives. The PTI group has also established systems that encourage all employees to participate in idea generation, evaluation and development of products or solutions.

The Delivery Innovation group is focused on operational excellence and serving customers in the most efficient manner. This group’s activities include developing and refining methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. The Company currently derives approximately 40.5 per cent of its revenues from fixed price contracts, as compared to 42.6 per cent in the previous year. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc. The Indian government has recognized the global competitiveness of the Indian software industry and continues to adopt progressive policies to encourage sustainable growth of the industry.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is at about 60 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

EXISTENCE AND ADEQUACY OF INTERNAL CONTROLS

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has appointed independent audit firms as internal auditors. The Audit Committee periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

RISKS EMERGING FROM NATURE OF FINANCIAL OPERATIONS

Foreign exchange fluctuations

The Company earns revenues in various currencies, with earnings in US dollars comprising the bulk, whereas a significant part of costs is in Indian currency. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates. The Company seeks to minimize such risks by using hedging instruments such as currency forwards and options. The treasury team’s focus is to mitigate foreign exchange volatility risk in accordance with the policy framed by the Board in this regard.

Liquidity Management

The Company has cash reserves and liquid assets, which are managed through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car leases. Its investment policy is driven by the objective of ensuring adequate liquidity to meet any exigency and safety of its investments.  Accordingly, the investible surpluses are primarily deployed in short term debt instruments, through various debt mutual funds such as cash / liquid funds or short term debt funds. We also invest in fixed maturity plans of various mutual funds. The investments are well diversified to mitigate risk and are made in accordance with the policy framed by the Board in this regard.

LEGAL AND REGULATORY RISKS

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the US and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the US.

The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurances protect the Company from financial risks emanating from nonperformance of contractual obligations.

Fixed asset and employee insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties.  In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

CONDUCIVE ENVIRONMENT FOR EMPLOYEE RETENTION AND DEVELOPMENT

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture,  by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

LEADERSHIP DEVELOPMENT AND CONTINUITY

The Company has implemented a leadership development framework called Leadership Excellence At Patni (LEAP) through which it identifies employees with leadership potential who can lead the Company during challenging and difficult times.

TECHNOLOGY OBSOLESCENCE,  BUSINESS CONTINUITY AND DISASTER RECOVERY PLANNING

The Company could face problems with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. Each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of- the-art technologies and protocols. The Company has several links to US Data Centers, using different routes provided by multiple service providers. Redundancy in data centre and communications room for air-conditioning, UPS, generators, power supply, fiber optic back bone for connecting LAN switches, on-site hot spares and a 24x7 tracking and monitoring system ensures that standby mechanisms take over immediately whenever any mission critical system breaks down. For mission critical systems and application the Company is using the high end blade and cluster servers with built-in high availability and redundancy.

The Company’s IT infrastructure is being monitored with the help of state-of-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team,  which provides online support to the Company IT infrastructure.  The Company has a very efficient multi tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has reviewed and further strengthened its Disaster Recovery and Business Continuity Plans (DR/BCP) for all its operations over the last fiscal year. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. Mock drills and audits are conducted to ensure the currency of the DR/BCP plans. The logical security of information systems is adequate and reviewed regularly since new threats occur every day. The security audit and architecture organisation was strengthened and the Company adopted the BS 7799 standards for information security. Data backups are taken daily and stored in fireproof safes. Backups are stored at secured remote locations.  The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

CORPORATE OFFICE

Patni Computer Systems Ltd.
Akruti, Softech Park,
MIDC Cross Road No. 21
Andheri (E), Mumbai - 400 093.
Tel: +91 22 6693 0500
Fax: +91 22 6693 0211

NORTH AMERICA

•	Patni Computer Systems, Inc.
One Broadway, 15th Floor
Cambridge, MA 02142.
Tel: +1 617 914 8000
Fax: +1 617 914 8200
patni-usa@patni.com

•	5901 Peachtree Dunwoody Road NE
Suite B-390, Atlanta, GA 30328.
Tel: +1 770 395 0300
Fax: +1 770 395 9911
patni-usa@patni.com

•	1400 Opus Place, Suite 525
Downers Grove, IL 60515.
Tel: +1 630 874 1801
Fax: +1 630 271 9296
patni-usa@patni.com

•	11260 Chester Road, Suite # 600
Cincinnati, OH 45246.
Tel: +1 513 772 2072
Fax: +1 513 772 5082
patni-usa@patni.com

•	940 South Coast Drive
Suite 175, Costa Mesa, CA 92626.
Tel: +1 714 241 9555
Fax: +1 714 241 9556
patni-usa@patni.com
1521 California Circle

•	Milpitas, CA 95035.
Tel: +1 408 934 4800
Fax: +1 408 935 9690
patni-usa@patni.com

•	4390 US Route 1, Suite 230
Princeton, NJ 08540.
Tel: +1 609 580 0011
Fax: +1 609 580 0017
patni-usa@patni.com

•	263 Tresser Blvd, 9th Floor
Stamford, CT 06901.
Tel: +1 203 849 0309
Fax: +1 203 849 0374
patni-usa@patni.com

•	222 West Las Colinas Blvd
Suite 742 E
Irving, TX 75039.
Tel: +1 972 401 4800
Fax: +1 972 401 4801
patni-usa@patni.com

•	10900 NE 8th Street, Suite 900
Bellevue, WA 98004.
Tel: +1 425 462 5870
Fax: +1 425 462 5890
patni-usa@patni.com

•	20700 Civic Center Drive
Suite 170
Southfield, MI 48076.
Tel: +1 248 663 4098
Fax: +1 248 663 4029
patni-usa@patni.com

•	245 Park Avenue Suite
New York, NY 10167.
Tel: +1 212 672 1618
Fax: +1 212 672 1601
patni-usa@patni.com

CANADA

1 Yonge St., Suite 1801
Toronto Star Building
Toronto, Ontario M5E 1W7.
Tel: +1 416 214 7840
Fax: +1 416 369 0515
patni-usa@patni.com

UK

•	Patni Computer Systems (UK) Ltd.
Vistacentre, 50 Salisbury Road
Hounslow, Middlesex, TW4 6JQ
United Kingdom
Tel: +44 20 8538 0120
Fax: +44 20 8538 0276
patni-uk@patni.com

•	22 Upper Grosvenor Street
London W1K 7PE.
Tel: +44 20 7629 4243
Fax: +44 20 7629 4263
patni-uk@patni.com

GERMANY

Patni Computer Systems GmbH
Eurohaus, Lyonerstrasse 26
60528 Frankfurt.
Tel: +49 69 677 33 132
Fax: +49 69 677 33 200
patni-germany@patni.com

SWEDEN

Patni Computer Systems Ltd. Indian Filial
Knarrarnasgatan 7,16440
64 40 Kista, Sweden.
Tel: +46 8 522 91845
Fax: +46 8 522 91846
patni-sweden@patni.com

THE NETHERLANDS

Patni Computer Systems Ltd.
Beech Avenue 54-80
1119 PW Schiphol-Rijk
The Netherlands.
Tel: +31 20 6586158
Fax: +31 20 6586111
patni-nl@patni.com

JAPAN

Patni Computer Systems Japan Branch
4F, Yamaguchikensetsu No.1 Building
2-14-8, Akasaka, Minato-ku, Tokyo
107-0052.
Tel: +81 3 5549 2200
Fax: +81 3 5549 2261
patni-japan@patni.com

KOREA

Patni Computer Systems Ltd.
Korea Branch,
Anam Tower 1622, Yeoksam Dong 702-10
Gangnam Gu, Seoul
South Korea 135-081.
Tel: +82 2 2009 2777
Fax: +82 2 2009 2778
patni-southkorea@patni.com

AUSTRALIA

• Patni Computer Systems Ltd.
Level 20, 99 Walker Street
North Sydney, NSW 2060.
Tel: +61 2 9657 1010
Fax: +61 2 9657 1011
patni-australia@patni.com

• Level 40, 140 William Street
Melbourne, VIC — 3000.
Tel: + 61 3 9607 8371
Fax: + 61 3 9607 8282
patni-australia@patni.com

INDIA

• Patni Computer Systems Ltd.
55, SDF II, SEEPZ
Andheri (E), Mumbai- 400 096.
Tel: +91 22 2829 1454
Fax: +91 22 2829 2764
patni-mumbai@patni.com

• Maestros House, Building No. 2
Sector No. 2
Millennium Business Park, Mahape
Navi Mumbai 400 710.
Tel: +91 22 2778 3600
Fax: +91 22 2778 1007
patni-mumbai@patni.com

• Unit 141 & 151, 4th Floor
International Infotech Park
Tower No.1, Vashi
Navi Mumbai 400 705.
Tel: +91 22 5591 0849
Fax: +91 22 55910855
patni-mumbai@patni.com

• Electronic Sadan, No. III,
TTC Industrial Area, Mahape
Navi Mumbai 400 709.
Tel: +91 22 2761 1090/2762 2651
Fax: +91 22 2761 9602
patni-mumbai@patni.com

• Sipcot IT Park,
Old Mahabalipuram Road
Siruseri, Chennai- 603 103.
Tel: +91 44 4744 4444
Fax: +91 44 4744 4445
patni-chennai@patni.com

• A-78/9, GIDC Electronics Estate
Sector 25, Gandhinagar 382 016.
Tel: +91 79 2324 0905
Fax: +91 79 2324 2763
patni-gnr@patni.com

•	A-39/40, Sector 16
Noida 201 301.
Tel: +91 120 2516 880-3
Fax: +91 120 2516 890
patni-noida@patni.com

•	A-4/5, 3rd Floor, Logix Park
Sector 16, Noida 201 301.
Tel: +91 120 2516880-3
Fax: +91 120 2516890
patni-noida@patni.com

•	C-28, Sector 58
Noida 201301.
Tel: +91 120 2589244
Fax: +91 120 2589 711
patni-noida@patni.com

•	Unit 5-8, Electronic Sadan III,
MIDC, Bhosari, Pune 411 026.
Tel: +91 20 2710 5000
Fax: +91 20 27121 882
patni-pune@patni.com

•	EL 31/10, “J” Block
MIDC, Bhosari, Pune 411 026.
Tel: +91 20 2710 6000
Fax: +91 20 2712 3396
patni-pune@patni.com

•	Survey No. 438, CTS No. 265322655
Mumbai — Pune Highway
Kasarwadi, Pune 411 034.
Tel.: +91 20 3984 4000
Fax: +91 20 2712 7967
patni-pune@patni.com

•	Level 1, Level 2,
Tower III, Cyber City,
Magarpatta City, Hadapsar
Pune 411 028.
Tel/Fax: +91 20 3984 2000
patni-pune@patni.com

•	43, Electronics City Phase 2
Hosur Road, Bangalore 560 100.
Tel: +91 80 5190 2100
Fax: +91 80 2852 7150
patni-bangalore@patni.com

•	5Q4-A1, Cyber Towers, Hitec City
Madhapur, Hyderabad 500 081.
Tel: +91 40 2311 9800
Fax: +91 40 2311 9801
patni-hyd@patni.com

•	E-0, Mariner Block, Phase-1
Vanenburg IT Park, Plot-17
Software Units Layout
Madhapur, Hyderabad 500 081.
Tel: +91 40 5000 9800
Fax: +91 40 5000 9801
patni-hyd@patni.com

Corporate Information

Board of Directors

Mr. Narendra K Patni, Chairman & CEO
Mr. Gajendra K Patni, Executive Director
Mr. Ashok K Patni, Executive Director
Mr. William O Grabe, Director
Mr. Arun Duggal, Independent Director
Mr. Pradip Shah, Independent Director
Mr. Ramesh Venkateswaran, Independent Director
Mr. Michael A Cusumano, Independent Director
Mr. Louis Theodoor van den Boog, Independent Director
Mr. Arun Maira, Additional Director w.e.f. 25 April 2006
Mr. Anupam P Puri, Independent Director till 25 April 2006
Mr. Abhay Havaldar, Alternate Director to Mr. William O Grabe

Company Secretary

Arun Kanakal

Bankers

Standard Chartered Bank
90 M G Road, Fort
Mumbai 400 023
India.

Investor Relations Office

Akruti Softech Park
MIDC Cross Road No. 21
Andheri (E), Mumbai 400 093
India.
Tel: +91 22 6693 0500
Fax: +91 22 2832 1750
e-mail : investors@patni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited
Karvy House, 46, Avenue 4,
Street No. 1, Banjara Hills,
Hyderabad 500 034
India.
Tel: +91 40 2331 2454
Fax: +91 40 2331 1968
e-mail : patni@karvy.com

Auditors to the Company

BSR & Co.
(formerly Bharat S Raut & Co.)
Kamala Mills Compound
448, Senapati Bapat Marg
Lower Parel
Mumbai 400 013, India.
Tel: +91 22 2491 3131
Fax: +91 22 2491 3132

Registered Office

S-1A, F-1, Irani Market Compound
Yerawada, Pune 411 006
India.
Tel: +91 20 2669 3457
Fax: +91 20 2669 3859

Corporate Office

Akruti Softech Park
MIDC Cross Road No. 21
Andheri (E), Mumbai 400 093
India.
Tel: +91 22 6693 0500
Fax: +91 22 2832 1750

NOTES

NOTES

NOTES

NOTES

NOTES

www.patni.com

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twenty Eighth Annual General Meeting of the members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Opposite Pune Railway Station, Pune - 411 001 on Wednesday, 21 June 2006, at 11: 30 a.m. to transact the following Business:

ORDINARY BUSINESS:

1.             To receive, consider and adopt the audited Balance Sheet as at 31 December 2005 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.             To declare dividend on equity shares for the year ended 31 December 2005.

3.             To appoint a director in place of Mr. Pradip Shah, who retires by rotation and being eligible, offers himself for reappointment.

4.             To appoint a director in place of Mr. Ramesh Venkateswaran who retires by rotation and being eligible, offers himself for reappointment.

5.             To appoint Auditors to hold office from conclusion of this meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

SPECIAL BUSINESS:

6.             Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of Sub-Section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to re-appoint M/s. Wallin & Wahlberg, Chartered Accountants as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2006.”

7.             Appointment of Mr. Arun Maira as a Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution: “RESOLVED THAT Mr. Arun Maira who had been appointed as an Additional Director of the Company w.e.f. 25 April 2006 and who, in terms of Section 260 of the Companies Act, 1956, holds office upto the date of this Annual General Meeting and in respect of whom the Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956 signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

8.             Re-appointment of Mr. Gajendra K Patni as an Executive Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be necessary, the members of the Company hereby accord its approval for the re-appointment of Mr. Gajendra K Patni as Executive Director for a period of five years w.e.f. 24 October 2005 on the terms and conditions as set out in the explanatory statement.”

9.             Re-appointment of Mr. Ashok K Patni as an Executive Director

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution: “RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be necessary, the members of the Company hereby accord its approval for the re-appointment of Mr. Ashok K Patni as Executive Director for a period of five years w.e.f. 24 October 2005 on the terms and conditions as set out in the explanatory statement.”

10.          Appointment under Section 314 of the Companies Act, 1956

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution: “RESOLVED THAT pursuant to the provisions of Sub-Section (1) of Section 314 and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modifications or re-enactment thereof, consent and approval of the Company be and is hereby accorded to Mr. Anirudh Patni,

1

a relative of Mr. Narendra K Patni, Chairman and CEO of the Company, to hold and continue to hold an office or place of profit as Director, Corporate Development, of Patni Computer Systems Inc., (Patni Inc.)a wholly owned subsidiary of the Company on a revised salary of $135,000 (Base), per annum, which shall be subject to annual upward adjustment of not exceeding 15% on last drawn Base salary + 50% Variable (KRA and company performance based) and for according him other allowances, perquisites, benefits and amenities as applicable to others in the same grade in Patni Computers Systems Inc. as per its policy, with effect from 1 April 2006.”

11.          Amendment to the Patni ESOP 2003

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

“RESOLVED THAT in modification of Special Resolution No. 10 passed at the 25th Annual General Meeting held on 30 June 2003 and also Special Resolutions No. 11 and 12 ratified and passed at the 26th Annual General Meeting held on 29 June 2004 (herein after called “the Resolutions”) in respect of Employee Stock Option Plan (“Patni ESOP 2003”), subject to such approval as may be required, the approval and sanction of the Company be and is hereby given for amending the ‘Patni ESOP 2003’ (such amended plan, the “Amended Patni ESOP 2003”) to enable the Company to issue and grant not exceeding 2,000,000 (two million) American Depositary Receipts (ADR) Linked Employee Stock Options (“ADR Linked Options”) (including converting Options already granted) to the Employees of the Company (including executive and Non Executive Directors of the Company but excluding the promoter Directors) as contemplated under and in a manner such that the aggregate number of equity shares to be issued shall not exceed the limit prescribed in the Resolutions.

RESOLVED FURTHER THAT the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include the Compensation Committee or any other committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution) be and is hereby authorized on behalf of the Company to execute and deliver all such instruments, documents, directions and writings and perform and do all such other acts and things as may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolution, including but not limited to, (i) amending the Deposit Agreement dated 7 December 2005 with The Bank of New York (BONY), and (ii) making any filings in India, the United States or any other jurisdiction, with the stock exchanges and/or applicable regulatory authorities, including filing any registration statement with the Securities and Exchange Commission (SEC) in the United States.

RESOLVED FURTHER THAT the equity shares and/or American Depositary Shares (“ADSs”) to be issued and allotted pursuant to the exercise of the options shall rank pari passu in all respects with the then existing equity shares and/or ADSs of the Company.

RESOLVED FURTHER THAT the total number of ADR Linked Options to be issued, the conversion of certain outstanding options into ADR Linked Options, the identification of classes of employees entitled to participate and/or convert, the issue price, the appraisal process for determining eligibility of employees, and the maximum number of ADR Linked Options to be issued per employee and in the aggregate shall be decided by the Board in accordance with the Resolutions, the Amended Patni ESOP 2003, the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, as amended and any other applicable laws, rules, regulations and guidelines, provided that each ADR Linked Option granted shall be entitled to two equity shares of the Company and each ADR Linked Option shall vest after such minimum period as may be determined by the Board from time to time.”

12.          Amendment to the Patni ESOP 2003

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:

“RESOLVED THAT in modification of Special Resolution No. 10 passed at the 25th Annual General Meeting held on 30 June 2003 and also Special Resolutions No. 11 and 12 ratified and passed at the 26th Annual General Meeting held on 29 June 2004 (herein after called “the Resolutions”) in respect of Employee Stock Option Plan (“Patni ESOP 2003”), subject to such approval as may be required, the approval and sanction of the Company be and is hereby given for amending the ‘Patni ESOP 2003’ (such amended plan, the “Amended Patni ESOP 2003”) to enable the Company to issue and grant not exceeding 2,000,000 (two million) American Depositary Receipts (ADR) Linked Employee Stock Options (“ADR Linked Options”) (including converting Options already granted) within the overall number of ADR Linked Options mentioned in the Item No. 11 of the notice [i.e. not-exceeding two million (including converting options already granted) American Depositary Receipts (ADR) Linked Employee Stock Options (“ADR Linked Options”)] to the Employees of the Subsidiaries of the Company (including executive and non executive Directors of such Subsidiaries but excluding the Promoter Directors) as contemplated under and in a manner such that the aggregate number of equity shares to be issued shall not exceed the limit prescribed in the Resolutions.

RESOLVED FURTHER THAT the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include the Compensation Committee or any other committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution) be and is hereby authorized on behalf of the Company to execute and deliver all such instruments, documents, directions and writings and perform and do all such other acts and things as may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolution, including but not limited to, (i) amending the Deposit Agreement dated 7 December 2005 with The Bank of New York (BONY), and (ii) making any filings in India, the United States or any other jurisdiction, with the stock exchanges and/or applicable regulatory authorities, including filing any registration statement with the Securities and Exchange Commission (SEC) in the United States.

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RESOLVED FURTHER THAT the equity shares and/or American Depositary Shares (“ADSs”) to be issued and allotted pursuant to the exercise of the options shall rank pari passu in all respects with the then existing equity shares and/or ADSs of the Company.

RESOLVED FURTHER THAT the total number of ADR Linked Options to be issued, the conversion of certain outstanding options into ADR Linked Options, the identification of classes of employees entitled to participate and/or convert, the issue price, the appraisal process for determining eligibility of employees, and the maximum number of ADR Linked Options to be issued per employee and in the aggregate shall be decided by the Board in accordance with the Resolutions, the Amended Patni ESOP 2003, the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, as amended and any other applicable laws, rules, regulations and guidelines, provided that each ADR Linked Option granted shall be entitled to two equity shares of the Company and each ADR Linked Option shall vest after such minimum period as may be determined by the Board from time to time.”

By Order of the Board

Arun Kanakal
Company Secretary

Date: 26 April 2006

Corporate Office:

Akruti Softech Park,
MIDC Cross Road No. 21,
MIDC, Andheri (East),
Mumbai - 400 093.

Notes:

1.             The relative Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under Item No. 6 to 12 above, is annexed hereto.

2.             A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.             The Register of Members and the Share Transfer Books of the Company will be closed from 15 June 2006 to 21 June 2006, both days inclusive, for the purpose of payment of dividend.

The dividend, if declared, will be paid on or after 26 June 2006 but within the statutory time limit of 30 days, to those Members entitled thereto whose names appear in the Register of Members of the Company as on 15 June 2006. In respect of shares held in dematerialized form in the Depository System, dividend thereon will be paid to the beneficial owners as per the list to be provided by the Depositories.

4.             All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agents, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034.

5.             Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom member’s shares in the Company shall vest in the event of member’s death. Interested members may write to the Company / R & T Agents for the prescribed form.

6.             Queries on accounts and operations of the Company, if any, may please be sent to the Company seven days in advance of the meeting so that the answers may be available at the meeting.

7.             Members are requested to bring their personal copy of the Annual Report to the meeting.

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EXPLANATORY STATEMENT

Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory statement sets out all material facts relating to Items no. 6 to 12 of the accompanying Notice of the Annual General Meeting to be held on 21 June 2006.

Item No. 6

The Company has a branch office in Sweden. The Company had appointed M/s. Wallin & Wahlberg, Chartered Accountants, as auditors of the Sweden branch as per requirements of Swedish law until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. M/s. Wallin & Wahlberg have confirmed their willingness to act as the auditors, if appointed.

The Board recommends the resolution for your approval.

None of the Directors of the Company is interested or concerned in the resolution.

Item No. 7

The Board of Directors appointed Mr. Arun Maira as an Additional Director of the Company with effect from 25 April 2006. Under Section 260 of the Companies Act, 1956, Mr. Maira holds the office of Director upto the date of this Annual General Meeting and the Company has received Notice from a Member under Section 257 of the Companies Act, 1956 signifying his intention to propose him as a candidate for the office of Director.

Mr. Maira has spent more than 35 years creating and transforming organizations. He has 25 years of experience in India’s business community as a senior executive and board member. He offers a unique combination of direct experience in consulting and thought leadership on the subject of organizational transformation. He has advised clients, governments, and non-governmental development organizations on a wide range of strategic issues.

Currently, he is working as an advisor with The Boston Consulting Group. His areas of expertise include Organization and Strategy.

Mr. Maira received his B.Sc. (with honors) and M.Sc. in physics from St. Stephen’s College, Delhi.

Mr. Maira does not hold any shares in the Company.

The Board recommends the resolution for your approval.

No Director, except Mr. Arun Maira, is concerned or interested in the resolution.

Item No. 8 & 9

Mr. Gajendra K Patni and Mr. Ashok K Patni were re-appointed as the Executive Directors w.e.f. 24 October 2005 for the further period of five years on the recommendations of the Remuneration Committee and in accordance with the Articles of Association of the Company. All the necessary formalities in respect of the said re-appointments were duly complied with. Now, it is proposed to obtain the necessary approval from the Members of the Company in the ensuing Annual General Meeting.

The terms and conditions pertaining to appointment of Mr. Gajendra K Patni as Executive Director:

1.             SALARY

Rs. 8,05,255/- per month and shall be subject to upward adjustment of 10% on the last year’s Salary.

2.             HOUSING

A.            The Expenditure on hiring furnished accommodation for Mr. Gajendra K Patni will be subject to a ceiling of 15% of the Salary.

B.            Mr. Gajendra K Patni shall be entitled to house allowance subject to a ceiling of 15% of the Salary.

C.            The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the provisions of Income Tax Rules, 1962. This shall, however, be subject to a ceiling of 5% of the Salary of Mr. Gajendra K Patni.

3.             MEDICAL REIMBURSEMENT

Expenses incurred for Mr. Gajendra K Patni and his family including premium for medical insurance as permissible from time to time.

4.             LEAVE AND TRAVEL ALLOWANCE

Leave Travel Expenses for Mr. Gajendra K Patni and his family, once in a year incurred in accordance with the rules of the Company.

5.             PROVIDENT FUND

Contribution towards provident fund as per the rules of the Company.

6.             PENSION

The Company shall provide the following Retirement Benefits to Mr. Gajendra K Patni or his surviving spouse.

A.            On Mr. Gajendra K Patni’s retirement or the termination of his employment relationship with the Company 50% of Mr. Gajendra K Patni’s last Annual Salary (plus House Rent Allowance), payment to start when Mr. Gajendra K Patni reaches the age of 65; and

B.            Full Medical Insurance Coverage:

In the event of Mr. Gajendra K Patni’s death, prior to electing retirement from the Company or reaching the age of 65, the foregoing benefits shall commence to be paid to the Employee’s Surviving spouse until her death.

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7.             GRATUITY

Gratuity as per the rules of the Company not exceeding half a month’s Salary for each completed year of service.

8.             EARNED LEAVE

On full pay and allowances as per rules of the Company but not exceeding one month’s leave for every eleven months of service. Leave accumulated shall be encashable at the end of the tenure.

9.             MINIMUM REMUNERATION

In the event of absence or inadequacy of profits in any financial year during the tenure Mr. Gajendra K Patni, the Board of Directors shall revise the remuneration payable to Mr. Gajendra K Patni during such financial year in such manner as agreed to between the Board of Directors, Mr. Gajendra K Patni and within the limits prescribed in this behalf under Schedule XIII to the Companies Act, 1956.

10.          INCENTIVE COMPENSATION

Mr. Gajendra K Patni shall be eligible to participate in any Incentive Compensation Plan including ESOP established by the Company for its Executive Directors, Directors and Employees.

11.          OTHER TERMS

Mr. Gajendra K Patni shall be provided with two cars for use for Company’s business and telephone at residence.

Mr. Gajendra K Patni shall be entitled to reimbursement of all actual expenses, including on entertainment and traveling incurred by him in the course of the Company’s business.

Mr. Gajendra K Patni as long as he functions, as such, he shall not be paid any sitting fees for attending meetings of the Board of Directors or Committees thereof.

12.          TERMINATION OF EMPLOYMENT

Termination of Employment shall upon any of the following:

(i)            On death.

(ii)           Permanent disability.

(iii)          Termination of Executive Director by the Board of Directors during the Term of Appointment.

(iv)          Resignation by the Executive Director due to irresolvable issues with the Board of Directors.

In the event of termination for any of the reasons specified above in (i), (ii), (iii) and (iv) Mr. Gajendra K Patni shall receive a lump sum severance payment, a sum equal to five times the annual Salary plus house rent allowance.

The terms and conditions pertaining to appointment of Mr. Ashok K Patni as Executive Director:

1.             SALARY

Rs. 8,05,255/- per month and shall be subject to upward adjustment of 10% on the last year’s Salary.

2.             HOUSING

A.            The Expenditure on hiring furnished accommodation for Mr. Ashok K Patni will be subject to a ceiling of 15% of the Salary.

B.            Mr. Ashok K Patni shall be entitled to house allowance subject to a ceiling of 15% of the Salary.

C.            The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the provisions of Income Tax Rules, 1962. This shall, however, be subject to a ceiling of 5% of the Salary of Mr. Ashok K Patni.

3.             MEDICAL REIMBURSEMENT

Expenses incurred for Mr. Ashok K Patni and his family including premium for medical insurance as permissible from time to time.

4.             LEAVE AND TRAVEL ALLOWANCE

Leave Travel Expenses for Mr. Ashok K Patni and his family, once in a year incurred in accordance with the rules of the Company.

5.             PROVIDENT FUND

Contribution towards provident fund as per the rules of the Company.

6.             PENSION

The Company shall provide the following Retirement Benefits to Mr. Ashok K Patni or his surviving spouse.

A.            On Mr. Ashok K Patni’s retirement or the termination of his employment relationship with the Company 50% of Mr. Ashok K Patni’s last Annual Salary (plus House Rent Allowance), payment to start when Mr. Ashok K Patni reaches the age of 65; and

B.            Full Medical Insurance Coverage:

In the event of Mr. Ashok K Patni’s death, prior to electing retirement from the Company or reaching the age of 65, the foregoing benefits shall commence to be paid to the Employee’s Surviving spouse until her death.

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7.             GRATUITY

Gratuity as per the rules of the Company not exceeding half a month’s Salary for each completed year of service.

8.             EARNED LEAVE

On full pay and allowances as per rules of the Company but not exceeding one month’s leave for every eleven months of service. Leave accumulated shall be encashable at the end of the tenure.

9.             MINIMUM REMUNERATION

In the event of absence or inadequacy of profits in any financial year during the tenure Mr. Ashok K Patni, the Board of Directors shall revise the remuneration payable to Mr. Ashok K Patni during such financial year in such manner as agreed to between the Board of Directors, Mr. Ashok K Patni and within the limits prescribed in this behalf under Schedule XIII to the Companies Act, 1956.

10.          INCENTIVE COMPENSATION

Mr. Ashok K Patni shall be eligible to participate in any Incentive Compensation Plan including ESOP established by the Company for its Executive Directors, Directors and Employees.

11.          OTHER TERMS

Mr. Ashok K Patni shall be provided with two cars for use for Company’s business and telephone at residence.

Mr. Ashok K Patni shall be entitled to reimbursement of all actual expenses, including on entertainment and traveling incurred by him in the course of the Company’s business.

Mr. Ashok K Patni as long as he functions, as such, he shall not be paid any sitting fees for attending meetings of the Board of Directors or Committees thereof.

12.          TERMINATION OF EMPLOYMENT

Termination of Employment shall upon any of the following:

(i)            On death.

(ii)           Permanent disability.

(iii)          Termination of Executive Director by the Board of Directors during the Term of Appointment.

(iv)          Resignation by the Executive Director due to irresolvable issues with the Board of Directors.

In the event of termination for any of the reasons specified above in (i), (ii), (iii) and (iv) Mr. Ashok K Patni shall receive a lump sum severance payment, a sum equal to five times the annual Salary plus house rent allowance.

Item No. 10

Mr. Anirudh Patni (son of Mr. Narendra K Patni, Chairman & CEO) has been working with Patni Computer Systems Inc. (Formerly Data Conversion Inc.) since 1999. He has been actively involved in the operations of Patni Computer Systems Inc., since then. The current designation of Mr. Anirudh (Manager, Strategic Projects) and salary ($6,500 per month) which were last fixed in December 2000 and since have not been revised.

Considering his qualifications (he is an MBA from Wharton School of the University of Pennsylvania) and experience and prevailing industry practice and norms and salary revisions in peer group, it is proposed to revise his salary and designation as under:

Salary:$ 135,000 (Base) per annum, which shall be subject to annual upward adjustment of not exceeding 15% on last drawn Base salary + 50% Variable (KRA and company performance based) per annum and other allowances, perquisites, benefits and amenities as per the policy of Patni Computer Systems Inc.

Designation: Director, Corporate Development.

Section 314(1) of the Companies Act, 1956, inter alia, provides that except with consent of the Company in General Meeting accorded by Special Resolution, no relative of director shall hold any office or place of profit under the Company or any subsidiary of the Company.

It may, however, be noted that Mr. Anirudh has been in employment with Patni Computer Systems Inc. before it became subsidiary of the Company in September, 2002. Therefore, his continuation on employment as per old terms would be outside the preview of Section 314(1). As his salary and designation are now being proposed to be revised, the approval contemplated above would get attracted to give effect to such revision.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

Mr. Narendra K Patni being relative of Mr. Anirudh is deemed to be directly interested in this item. Mr. Gajendra K Patni and Mr. Ashok K Patni being relatives of Mr. Narendra K Patni are deemed to be directly or indirectly concerned or interested in this item.

None of other directors are concerned or interested in the proposed resolution.

The Board recommends the resolution for your approval.

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Item No. 11 & 12

With the objective of attracting, motivating, rewarding and retaining employees of the Company and of its subsidiary and/or holding companies for their high levels of individual performance and for their efforts to improve the financial performance of the Company and their loyalty to the Company, the Members of the Company passed a Special Resolution at the Annual General Meeting of the Company held on 30 June 2003 authorizing the Board to issue up to 11,142,085 equity shares of the Company to certain eligible employees under the Patni ESOP 2003. After Initial Public Offering (IPO) in February, 2004, the said Resolution was later ratified by the Members of the Company by passing the Special Resolutions at the Annual General Meeting held on 29 June 2004  (“The Resolutions”). Pursuant to the Patni ESOP 2003, the Board was authorized to grant to the eligible employees stock options to purchase equity shares of the Company. Subsequent to this, in December 2005, the Company also completed its initial offering of American Depositary Shares (“ADSs”) in the United States. The ADSs evidenced by American Depositary Receipts are currently traded in the United States on the New York Stock Exchange under the code PTI.

In view of the above, the Company proposes to provide liquidity to employees of the Company or its subsidiaries, located outside India, to acquire ADSs or equity shares of the Company. The aggregate number of equity shares to be issued shall remain the same as per the original Patni ESOP 2003. However, within the over all limits, it is now proposed that certain number of Options would be granted in the form of ADR Linked Options to enable the certain employees to acquire the ADSs. Therefore, the Board now, subject to the approval of the shareholders, as required under the SEBI (Employee Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, as amended (“the Guidelines”), desires to amend the existing Patni ESOP 2003  and offer eligible employees an option to purchase equity shares and/or ADSs (each ADS representing two equity shares of the Company or such other number of equity shares as may be specified from time to time), provided that the aggregate stock options at any point in time shall not exceed 11,142,085 equity shares including the underlying shares issued in respect of ADSs) of par value of Rs.2/- of the Company.

The total number of the options granted, or conversion of Options granted into ADR Linked Options, identification of the classes of employees entitled to participate, requirements of vesting and period of vesting, maximum period (subject to clause 9.1 of the ESOS/ESPS Guidelines) within which the options shall be vested, exercise price or pricing formula, exercise period and process of exercise, the appraisal process for determining the eligibility of employees to the Amended ESOP, maximum number of options to be issued per employee and in aggregate and the method which the Company shall use to value its options whether fair value or intrinsic value shall remain to be in accordance with the Resolutions.

The salient features of Amended Patni ESOP 2003 are as follows:

(a)	(i) The total number of options under the Plan (As approved by the Members earlier)	(i)	11,142,085 Options

	(ii) Total No of ADR Linked Options proposed	(ii)	2,000,000 ADSs (Representing 4,000,000 equity shares of Rs. 2/-each) which will be within the overall limit as per (i) above.

(b)	Identification of classes of employees entitled to participate in the Amended ESOP

The Amended Patni ESOP 2003 will be applicable to all the permanent employees of the Company working in India or abroad or a Director of the Company whether Executive or Non-Executive Director except Promoter Director. The said Plan also covers the permanent employees of the subsidiary companies, working in India or abroad.

(c)	Requirements of vesting and period of vesting		Subject to the minimum and maximum periods, the vesting period in respect of any option grantee or a category of option grantee shall be determined by the Compensation Committee.

(d)	Maximum period (subject to clause 9.1 of the ESOS/ESPS Guidelines) within which the options shall be vested		As described in (c) above.

(e)	Exercise price or pricing formula		It will be a market related price as contemplated under SEBI Guidelines on ESOPs as amended from time to time.

(f)	Exercise period and process of exercise

The Options granted under the said Plan shall be exercisable at such times and under such conditions as determined by the Compensation Committee. The Option shall be deemed to have exercised when the Company receives:

(a) Written notice (Exercise Form) from an option holder entitled to exercise the option; and

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		(b)	Full payment for the shares with respect to which the options are exercised.

Options will become exercisable in part or in whole.

(g)	The appraisal process for determining the eligibility of employees to the Amended ESOP	All permanent employees who are eligible under the ESOS/ESPS Guidelines may participate in the Amended ESOP as identified by the Compensation Committee.

(h)	Maximum number of options to be issued per employee and in aggregate

The Minimum and Maximum number of Options to be issued will be decided by the Compensation Committee. However, under no circumstances will identified employees, during any one year, be granted Options equal to or exceeding 1% of the issued capital of the Company at the time of grant of such options.

The Company shall conform to the accounting policies specified in Clause 13.1 of the ESOS/ESPS Guidelines.

The Resolutions as set out in item No. 11 & 12 relate to the Amended ESOP. The Board recommends for your approval the resolutions set out in item No. 11 & 12.

The copy of the draft Amended Patni ESOP 2003 is available for inspection at the Registered Office of the Company during the business hours till the date of the Annual General Meeting.

None of the Directors of the Company are concerned or interested in these resolutions except to the extent any options which may be granted to them pursuant to this Amended Plan.

For Patni Computer Systems Limited

Arun Kanakal
Date: 26 April 2006	Company Secretary

Annexure to Item Nos. 3 & 4

Details of Directors seeking re-appointment in the forthcoming Annual General Meeting

Mr. Pradip Shah

Mr. Pradip Shah has been a Director of the Company since November, 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited. Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited.

Mr. Pradip Shah is a Member of the Audit Committee of the Directors.

His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited, Bombay Stock Exchange Limited, Godrej & Boyce Mfg Limited, Gokaldas Exports Limited, Hardy Oil & Gas Limited, IndAsia Fund Advisors Private Limited, Matsushita Lakhanpal Battery India Limited, Pfizer Limited, Shah Foods Limited, Sonata Software Limited, Supra Advisors (BVI) Limited (British Virgin Islands), The Shipping Corporation of India Limited, Taib Bank EC, Wartsila India Limited, Grindwell Norton Limited and Vakrangee Softwares Limited.

As on date, Mr. Shah does not hold any shares in the Company.

Mr. Ramesh Venkateswaran

Mr. Ramesh Venkateswaran has been a Director since November, 2003. Mr. Venkateswaran has a Bachelor’s degree in Mechanical Engineering from IIT, Mumbai and a post graduate diploma in management from IIM, Bangalore. Mr. Venkateswaran is a Management Consultant and is currently the Managing Director of Almak Management Services Private Limited. He is a visiting professor of Marketing at the Indian Institute of Management, Bangalore. He is also a founder member of a non profit organization, ‘‘Vishwas.”

Mr. Ramesh Venkateswaran is a Member of Compensation Committee and Remuneration Committee of Directors.

As on date, Mr. Venkateswaran does not hold any shares in the Company.

8

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006.

ANNUAL GENERAL MEETING

PROXY FORM

IWe________________________________________________________________________________________________________ of ___________________________________________________________ being a member(s) of the above named Company, hereby appoint ___________________________________________ of ______________________________________________________ or failing him ________________________________________ of _____________________________ as my/our proxy and to vote for me/us on my/our behalf at the TWENTY-EIGHTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien,

R. B. M. Road, Opp. Pune Railway Station, Pune - 411 001, to be held on Wednesday, 21 June 2006, at 11 :30 a.m. or at any adjournment thereof.

Signed this	day of June, 2006

Ledger Folio No.		Please
Affix
DP ID*		Re. 0.15
Revenue
Client ID*		Stamp
(Signature of the Member)

No. of Shares held

* Applicable for the members holding shares in electronic form.

Note: This form duly completed and signed should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune 411 006.

ATTENDANCE SLIP

TO BE HANDED OVER AT THE ENTRANCE OF THE MEETING HALL

Full Name of the Member attending

(IN BLOCK LETTERS): _______________________________________________________________________________________

Full Name of Proxy

(IN BLOCK LETTERS): _______________________________________________________________________________________

(To be filled in if Proxy attends instead of the Member)

I hereby record my presence at the TWENTY-EIGHTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Opp. Pune Railway Station, Pune - 411 001, on Wednesday, 21 June 2006 at 11: 30 a.m.

Ledger Folio No.

DP ID*

Client ID*

No. of Shares held	Member’s/Proxy’s Signature
(To be signed at the time of handling over this slip)

* Applicable for the members holding shares in electronic form.

Note: Members are requested to bring their copies of the Annual Report to the meeting.

ORIDINARY BUSINESS

1.	To receive, consider and adopt the audited Balance Sheet as at 31 December 2005 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares for the year ended 31 December 2005.

3.	To appoint a director in place of Mr. Pradip Shah, who retires by rotation and being eligible, offers himself for reappointment.

4.	To appoint a director in place of Mr. Ramesh Venkateswaran who retires by rotation and being eligible, offers himself for reappointment.

5.	To appoint Auditors to hold office from conclusion of this meeting to the conclusion of next Annual General Meeting and to fix their remuneration .

SPECIAL BUSINESS

6.	Appointment of Branch Auditors

7.	Appointment of Mr. Arun Maira as a Director

8.	Re-appointmnent of Mr. G K Patni as an Executive Director

9.	Re-appointmnent of Mr. A K Patni as an Executive Director

10.	Appointment under Section 314 of the Companies Act, 1956

11.	Amendment to the Patni ESOP 2003 (For the Company)

12.	Amendment to the Patni ESOP 2003 (For Subsidiaries of the Company)

DETACH PROXY CARD HERE

☒
Mark, Sign, Date and Return
the Proxy Card Promptly	Votes must be indicated
Using the Enclosed Envelope.	(x) in Black or Blue ink.

All the documents required and other of interest for the Shareholders are available on Patni’s website at www.patni.com.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐

2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐

3.	☐	☐	☐	8.	☐	☐	☐

4.	☐	☐	☐	9.	☐	☐	☐
5.	☐	☐	☐	10.	☐	☐	☐	To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

PATNI COMPUTER SYSTEMS LTD

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on June 14, 2006)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on May 25, 2006 (US Record Date) at the Ordinary General Meeting of Shareholders of Patni Computer Systems Ltd to be held on June 21, 2006 at Hotel Le Meridien, R.B.M. Road, opposite Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 7, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary